Exhibit 99.1

Execution Version

FIFTH AMENDMENT TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT

FIFTH AMENDMENT TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”), dated as of June 4, 2024 by and among GFL ENVIRONMENTAL INC., a corporation existing under the laws of Ontario, Canada (the “Canadian Borrower”), GFL ENVIRONMENTAL USA INC., a corporation existing under the laws of Delaware (the “US Borrower”), the Guarantors party hereto, BANK OF MONTREAL, as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent for the Lenders under the Existing Credit Agreement (as defined below), and each Lender party hereto.

RECITALS:

1.          The Canadian Borrower, the US Borrower, the Guarantors, Bank of Montreal, as administrative agent and collateral agent, and each Lender from time to time party thereto are parties to that certain Seventh Amended and Restated Credit Agreement dated as of September 27, 2021 as amended by First Amendment dated as of May 27, 2022, Second Amendment dated as of January 11, 2023, Third Amendment dated as of August 17, 2023 and Fourth Amendment dated as of December 29, 2023 (the “Existing Credit Agreement”).

2.          The administrator of CDOR (as such term is defined in the Existing Credit Agreement) announced in a public statement that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on Friday June 28, 2024, and the Borrowers and the Lenders wish to transition to the use of Daily Compounded CORRA and Term CORRA for the replacement of CDOR and terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances or BA Equivalent Advances (as such terms are defined in the Existing Credit Agreement).

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.      Defined Terms. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Existing Credit Agreement as amended hereby (the “Amended Credit Agreement”).

SECTION 2.      Amendments to the Existing Credit Agreement. In accordance with Section 24.3 of the Existing Credit Agreement and effective as of the Fifth Amendment Effective Date, the parties hereto agree that the Existing Credit Agreement, including schedules and exhibits thereto, is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Amended Credit Agreement attached as Exhibit A hereto.

SECTION 3.     Outstanding Bankers’ Acceptances and BA Equivalent Advances. Each party hereto acknowledges and agrees that as of the Fifth Amendment Effective Date, the Advances outstanding may include Bankers Acceptances and BA Equivalent Advances (as such terms are defined in the Existing Credit Agreement). Immediately following the maturity of any such Bankers Acceptances and BA Equivalent Advances that are each maturing after the Fifth Amendment Effective Date, such matured Bankers Acceptances and BA Equivalent Advances shall be converted to Canadian Rate Advances or Term CORRA Advances or Daily Compounded CORRA Advances as selected by the Canadian Borrower and, if no such selection is made, such matured Bankers Acceptances and BA Equivalent Advances shall be converted to Canadian Rate Advances. All relevant defined terms (or any applicable portions thereof) and all relevant provisions (or any applicable portions thereof) of the Existing Credit Agreement continue to apply to and govern any Bankers Acceptances and BA Equivalent Advances outstanding on the Fifth Amendment Effective Date until each such Advance is converted on their next maturity date.

SECTION 4.      Representations and Warranties. To induce the other parties hereto to enter into this Amendment, each Obligor represents and warrants to the other parties hereto on the Fifth Amendment Effective Date as follows:

(a)       The execution, delivery and performance by each Obligor of this Amendment has been duly authorized by all necessary corporate or other organizational action by such Obligor. This Amendment and the Amended Credit Agreement constitute each Obligor’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) the fact that specific performance and injunctive relief may only be given in the discretion of the courts, and (iii) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments.

(b)       The representations and warranties of the Obligors set forth in Section 2.1 of the Amended Credit Agreement, subject to any revision or update to Schedules made pursuant to Section 14.1.2.8 or to be made in connection with any Permitted Acquisition as required by Section 14.1.2.8, and, except the representations and warranties set forth in Section 2.1.16 (which shall be read as if they referred to the most recent financial statements delivered by the Obligors to the Administrative Agent pursuant to Section 14.1.2) and Section 2.1.34 (which shall be read as if they referred to the Fifth Amendment Effective Date), are true and correct in all material respects on and as of the Fifth Amendment Effective Date (immediately after giving effect to this Amendment), except for representations and warranties (i) that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier; (ii) that are made as of specific date which shall be true and correct as of such specific date; and (iii) that relate to revisions to Schedules 2.1.10 (Real and Immoveable Property), 2.1.13 (Intellectual Property) or 2.1.23 (Corporate Chart and Subsidiaries) to reflect information relating to any Dispositions permitted by the Credit Agreement, the designations of Unrestricted Subsidiaries permitted by the Credit Agreement and any amalgamation, merger, wind -up or dissolution, which revisions shall be reflected in an update to the Schedules to be delivered within 30 days of the next fiscal quarter end, namely June 30, 2024.

(c)       No Default or Event of Default has occurred and is continuing as of the Fifth Amendment Effective Date.

SECTION 5.      Fifth Amendment Effective Date. This Amendment shall become effective as of the first date (the “Fifth Amendment Effective Date”) on which each of the following conditions shall have been satisfied (or waived by the Required Lenders and the Administrative Agent):

(a)      The Administrative Agent shall have received a counterpart signature page of this Amendment duly executed by each Obligor, the Administrative Agent and the Lenders constituting the Required Lenders.

(b)       On and as of the Fifth Amendment Effective Date the representations and warranties of the Obligors set forth in SECTION 4 hereof shall be true and correct.

SECTION 6.      Effect of Amendment.

(a)       Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or Agents under the Amended Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other provision of the Amended Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Loan Document in similar or different circumstances.

(b)       From and after the Fifth Amendment Effective Date, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the “Credit Agreement” in any other Loan Document shall be deemed a reference to the Amended Credit Agreement. This Amendment shall constitute a “Loan Document” for all purposes of the Amended Credit Agreement and the other Loan Documents.

(c)       Each Obligor hereby (i) acknowledges that it has reviewed the terms and provisions of this Amendment, (ii) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under each of the Loan Documents to which it is a party, (iii) ratifies and reaffirms each grant of a lien on, or security interest in, its property made pursuant to the Loan Documents (including, without limitation, each grant of security made by such Obligor (or by any predecessor to it, as applicable) pursuant to the Security Documents) and confirms that such liens and security interests continue to secure its Obligations under the Loan Documents (including, for the avoidance of doubt, all Obligations, Obligations Secured and Guaranteed Obligations, each as defined in the applicable Loan Document), subject to the terms thereof, (iv) acknowledges and agrees that each Loan Document to which it is a party or otherwise bound shall continue and remain in full force and effect and all of its obligations thereunder shall be valid and enforceable and not be impaired or limited by the execution of this Amendment and (v) in the case of each Guarantor, ratifies and reaffirms its guarantee of the Obligations, Obligations Secured, and Guaranteed Obligations (each as defined in the applicable Loan Document) pursuant to its Guarantee.

(d)       Each party hereto agrees and acknowledges that this Amendment constitutes all notices or requests required under Section 24.3 of the Existing Credit Agreement, and to the extent inconsistent with any requirement or provision thereof, hereby waives any such inconsistency in effecting the amendments, agreements and undertakings provided herein.

SECTION 7.      Amendments; Severability. This Amendment may not be amended nor may any provision hereof be waived except pursuant to Section 10.01 of the Amended Credit Agreement. If any provision of this Amendment is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Amendment shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 8.     GOVERNING LAW: The provisions of Sections 24.13, 24.14, 24.15 and 24.16 of the Amended Credit Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 9.     Headings. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Amendment.

SECTION 10.    Counterparts; Electronic Execution.

(a)       This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

(b)        The words “execution,” “signed,” “signature,” and words of like import in this Amendment and the Amended Credit Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Applicable Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written.

Address:		GFL ENVIRONMENTAL INC. as Canadian Borrower
100 New Park Place #500, Vaughan, ON, L4K 0H9
		By:	/s/ Patrick Dovigi
Attention:	Chief Executive Officer		Patrick Dovigi
Telecopier:	416-673-9380		President and Chief Executive Officer

Signature Page to Fifth Amendment to GFL 7th ARCA

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9 Attention: Chief Executive Officer Telecopier: 416-673-9380

1877984 ONTARIO INC.

MID CANADA ENVIRONMENTAL SERVICES LTD.

GFL MARITIMES INC.

1248544 ONTARIO LTD.

2481638 ONTARIO INC.

2779572 ONTARIO INC.

2779573 ONTARIO INC.

2779574 ONTARIO INC.

2289587 ALBERTA ULC

ACCUWORX INC.

SMITHRITE EQUIPMENT PAINTING & REPAIR LTD.

2313159 ALBERTA ULC

2353961 ALBERTA ULC

2354010 ALBERTA ULC

TERRATEC ENVIRONMENTAL LTD.

GFL ENVIRONMENTAL SFS INC.

2406925 ALBERTA ULC

GFL UTILITY SERVICES INC.

GFL ENVIRONMENTAL SERVICES INC.

1000149403 ONTARIO INC.

GREENISLE ENVIRONMENTAL INC.

NORTH ROAD HOLDINGS LTD.

SUPERIOR SANITATION SERVICES LTD.

GFL RENEWABLES INC.

GFL ENVIRONMENTAL 2024 INC.

2518459 ONTARIO INC.

each as Guarantor

By:	/s/ Patrick Dovigi
Patrick Dovigi President

I have the authority to bind each of the above-listed corporations.

Signature Page to Fifth Amendment to GFL 7th ARCA

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9 Attention: Chief Executive Officer Telecopier: 416-673-9380

GFL ENVIRONMENTAL HOLDINGS (US), INC.

GFL HOLDCO (US), LLC

GFL ENVIRONMENTAL REAL PROPERTY, INC.

BALDWIN PONTIAC LLC

GFL NORTH MICHIGAN LANDFILL, LLC

GFL ENVIRONMENTAL SERVICES USA, INC.

GFL EARTH SERVICES, INC.

WRANGLER HOLDCO CORP.

WASTE INDUSTRIES USA, LLC

ETC OF GEORGIA, LLC

HAW RIVER LANDCO, LLC

L&L DISPOSAL, LLC

LAKEWAY LANDCO, LLC

LAKEWAY SANITATION & RECYCLING C&D, LLC

LAKEWAY SANITATION & RECYCLING MSW, LLC

LAURENS COUNTY LANDFILL, LLC

RED ROCK DISPOSAL, LLC

SAFEGUARD LANDFILL MANAGEMENT, LLC

SAMPSON COUNTY DISPOSAL, LLC

SOUTHEASTERN DISPOSAL, LLC

TRANSWASTE SERVICES, LLC

WAKE COUNTY DISPOSAL, LLC

WAKE RECLAMATION, LLC

WASTE INDUSTRIES ATLANTA, LLC

WASTE INDUSTRIES OF TENNESSEE, LLC

WASTE INDUSTRIES, LLC

WASTE SERVICES OF DECATUR, LLC

WI BURNT POPLAR TRANSFER, LLC

WI HIGH POINT LANDFILL, LLC

WI SHILOH LANDFILL, LLC

WILMINGTON LANDCO, LLC

SOIL SAFE, INC.

SOIL SAFE OF CALIFORNIA, INC.

GFL OF VIRGINIA, LLC

GFL SOUTHWEST VIRGINIA, LLC

J&E RECYCLING, LLC

GFL RECYCLING OF VIRGINIA, LLC

GFL (CW) HOLDCO, LLC

WEXFORD COUNTY LANDFILL, LLC

WEXFORD WATER TECHNOLOGIES, LLC

AMERICAN WASTE, INC.

HAZAR-BESTOS CORPORATION

NORTHERN A-1 INDUSTRIAL SERVICES, L.L.C.

EMA DEVELOPMENT, LLC

NORTHEASTERN ENVIRONMENTAL, LLC

SWD SPECIALTIES, LLC

NORTHEASTERN EXPLORATION, INC.

GFL SLIM JIM 2, LLC

Signature Page to Fifth Amendment to GFL 7th ARCA

GFL SLIM JIM 3, LLC

GFL SLIM JIM 4, LLC

WASTE CORPORATION OF MISSOURI, LLC

GFL SOLID WASTE MIDWEST LLC

WCA WASTE CORPORATION

WCA WASTE SYSTEMS, INC.

WASTE CORPORATION OF ARKANSAS, LLC

WASTE CORPORATION OF KANSAS, LLC

WASTE CORPORATION OF TENNESSEE, LLC

WCA – KANSAS CITY TRANSFER, LLC

WCA MANAGEMENT GENERAL, INC.

WCA MANAGEMENT LIMITED, INC.

WCA OF ALABAMA, L.L.C.

WCA OF CENTRAL FLORIDA, INC.

WCA OF OKLAHOMA, LLC

WCA TEXAS MANAGEMENT GENERAL, INC.

JONES SANITATION, L.L.C.

GFL EVERGLADES HOLDINGS LLC

GFL SOLID WASTE SOUTHEAST LLC

RENEWABLE ENERGY - EAGLE POINT, LLC

MONTGOMERY TRANSFER STATION, LLC

OPELIKA TRANSFER STATION, LLC

COBB COUNTY TRANSFER STATION, LLC

GWINNETT TRANSFER STATION, LLC

SMYRNA TRANSFER STATION, LLC

EAGLE POINT LANDFILL, LLC

STONE’S THROW LANDFILL, LLC

WELCOME ALL TRANSFER STATION, LLC

GRACE DISPOSAL SYSTEMS, L.L.C.

GFL MUSKEGO LLC

EMERALD PARK LANDFILL, LLC

GLACIER RIDGE LANDFILL, LLC

HICKORY MEADOWS LANDFILL, LLC

MALLARD RIDGE LANDFILL, INC.

LAND & GAS RECLAMATION, INC.

SEVEN MILE CREEK LANDFILL, LLC

AMERICAN WASTE, LLC

N.E. LAND FILL, LLC

PAULS VALLEY LANDFILL, LLC

SOONER WASTE, L.L.C.

EAGLE BLUFF LANDFILL, INC.

TALLASSEE WASTE DISPOSAL CENTER, INC.

ARBOR HILLS LANDFILL, INC.

EAGLE RIDGE LANDFILL, LLC

ZION LANDFILL, INC.

GFL US 8, LLC

GFL WRANGLER HOLDCO US 2, INC.

GFL WRANGLER US 1, LLC

GFL WRANGLER US 2, LLC

GFL WRANGLER US 3, LLC

GFL WRANGLER US 4, LLC

Signature Page to Fifth Amendment to GFL 7th ARCA

GFL WRANGLER US 5, LLC

GFL WRANGLER US 6, LLC

OTIS ROAD LANDFILL, LLC

DAFTER SANITARY LANDFILL, INC.

PH LAND, LLC

ALABAMA DUMPSTER SERVICE, L.L.C.

ROCK ‘N BAR D, LLC

GFL US 11, LLC

COULTER COMPANIES, INC.

CLINTON LANDFILL, INC.

PDC SERVICES, INC.

COULTER CONSTRUCTION COMPANY

AREA DISPOSAL SERVICE, INC.

TAZEWELL COUNTY LANDFILL, INC.

PEORIA CITY/COUNTY LANDFILL, INC.

HICKORY RIDGE LANDFILL, INC.

WOOD ISLAND WASTE MANAGEMENT, INC.

GFL (TEXAS) REAL PROPERTY LLC

GFL RECYCLING CENTER - NORTHEAST, LLC

GFL TRIPLE-S COMPOST, LLC

SUGAR LANDFILL, LP

CONROE LANDFILL, LP

GFL OF TEXAS, LP

GFL PLANT SERVICES LP

GFL SLIM JIM 5, L.P.

GFL US 7, L.P.

GFL WRANGLER US, L.P.

GFL US 9, L.P.

WASTE CORPORATION OF TEXAS, L.P.

FORT BEND REGIONAL LANDFILL, L.P.

RUFFINO HILLS TRANSFER STATION, L.P.

WCA MANAGEMENT COMPANY, LP

WCA GP LLC

GFL FLORIDA HOLDING COMPANY LLC

GFL BIRMINGHAM, LLC

GFL RENEWABLES LLC

BUNN BOX, LLC

BUNN EXCAVATING, INC.

HOOSIER LANDFILL, INC.

1877984 DELAWARE, LLC

FIELDING US REAL ESTATE CO LLC

CENTRAL MISSOURI RENEWABLE NATURAL GAS, LLC

GFL US 12, LLC

GFL US 13, LLC

each as Guarantor

By:	/s/ Patrick Dovigi
Patrick Dovigi
President

Signature Page to Fifth Amendment to GFL 7th ARCA

BLACK CREEK RENEWABLE ENERGY, LLC
By: Waste Industries USA, LLC, its manager

By:	/s/ Patrick Dovigi
Patrick Dovigi
President

BRENT RUN LANDFILL, INC.

By:	/s/ Patrick Dovigi
Patrick Dovigi
Director

Address:	GFL ENVIRONMENTAL USA INC.
as US Borrower and Guarantor
c/o GFL Environmental Inc.
100 New Park Place #500,	By:	/s/ Patrick Dovigi
Vaughan, ON, L4K 0H9		Patrick Dovigi
President
Attention: Chief Executive Officer
Telecopier: 416-673-9380

Signature Page to Fifth Amendment to GFL 7th ARCA

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9	TOTTENHAM AIRFIELD CORPORATION INC. MOUNT ALBERT PIT INC. each as Guarantor

Attention: Chief Executive Officer	By:	/s/ John Bailey
John Bailey
Telecopier: 416-673-9380		President and Secretary
I have the authority to bind each of the above-listed corporations.

Signature Page to Fifth Amendment to GFL 7th ARCA

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9	NORTH ANDREWS EMPLOYMENT PARK, LLC SOUTH ANDREWS EMPLOYMENT PARK, LLC each as Guarantor

Attention: Chief Executive Officer	By:	/s/ Patrick Dovigi
Patrick Dovigi
Telecopier: 416-673-9380		Manager

Signature Page to Fifth Amendment to GFL 7th ARCA

BANK OF MONTREAL
as Administrative Agent

By	/s/ Sean Gallaway
	Name:	Sean Gallaway
	Title:	Managing Director

Signature Page to Fifth Amendment to GFL 7th ARCA

BANK OF MONTREAL
as a Lender, Swingline Lender, and Issuing Bank

By	/s/ Sean Gallaway
	Name:	Sean Gallaway
	Title:	Managing Director

Signature Page to Fifth Amendment to GFL 7th ARCA

BANK OF MONTREAL, CHICAGO BRANCH
as a Lender

By
Name:
Title:

/s/ Jonathan Sarmini
Name: Jonathan Sarmini
Title: Vice President

Signature Page to Fifth Amendment to GFL 7th ARCA

THE BANK OF NOVA SCOTIA as a Lender
By	/s/ Anuj Dhawan
	Name:	Anuj Dhawan
	Title:	Managing Director

/s/ Andrew Pyor
Name:	Andrew Pryor
Title:	Associate Director

Signature Page to Fifth Amendment to GFL 7th ARCA

NATIONAL BANK OF CANADA
as a Lender

By	/s/ Jamie Davis
	Name:	Jamie Davis
	Title:	Managing Director

/s/ David Torrey
Name:	David Torrey
Title:	Managing Director & Head

Signature Page to Fifth Amendment to GFL 7th ARCA

CANADIAN IMPERIAL BANK OF COMMERCE as a Lender

By	/s/ Martin Danaj
Name: Martin Danaj
Title: Executive Director

/s/ Stephen Redding
Name: Stephen Redding
Title: Managing Director

Signature Page to Fifth Amendment to GFL 7th ARCA

THE TORONTO-DOMINION BANK as a Lender

By	/s/ Hassan Abbas
	Name:	Hassan Abbas
	Title:	Director

/s/ Shailender Chaudhary
Name:	Shailender Chaudhary
Title:	Director

Signature Page to Fifth Amendment to GFL 7th ARCA

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH as a Lender

By	/s/ Pallavi Jha
	Name:	Pallavi Jha
	Title:	Vice President

Name:
Title:

Signature Page to Fifth Amendment to GFL 7th ARCA

JPMORGAN CHASE BANK, N.A.,
as a Lender

By	/s/ Anthony Galea
	Name:	Anthony Galea
	Title:	Managing Director

Name:
Title:

Signature Page to Fifth Amendment to GFL 7th ARCA

BARCLAYS BANK PLC
as a Lender

By	/s/ Joseph Tauro
	Name:	Joseph Tauro
	Title:	Assistant Vice President

Signature Page to Fifth Amendment to GFL 7th ARCA

ROYAL BANK OF CANADA as a Lender

By	/s/ Chris Cowan
	Name:	Chris Cowan
	Title:	Authorized Signatory

Name:
Title:

Signature Page to Fifth Amendment to GFL 7th ARCA

GOLDMAN SACHS LENDING PARTNERS LLC
as a Lender

By	/s/ Priyankush Goswami
	Name:	Priyankush Goswami
	Title:	Authorized Signatory

Signature Page to Fifth Amendment to GFL 7th ARCA

ATB FINANCIAL
as a Lender

By	/s/ Amish Patel
Name: Amish Patel
Title: Director

/s/ Davinder Jhutty
Name: Davinder Jhutty
Title: Associate Director

Signature Page to Fifth Amendment to GFL 7th ARCA

FÉDÉRATION DES CAISSES
DESJARDINS DU QUÉBEC

By	/s/ David Sellitto
Name: David Sellitto
Title: Managing Director, Corporate Banking

/s/ Abdullah Ibrahim
Name: Abdullah Ibrahim
Title: Vice President, Corporate Banking

Signature Page to Fifth Amendment to GFL 7th ARCA

EXHIBIT A

SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT

dated as of September 27, 2021

as Amended by First Amending Agreement dated as of May 27, 2022 and Second Amending Agreement dated as of January 11, 2023
and Third Amending Agreement dated as of August 17, 2023
and Fourth Amending Agreement dated as of December 29, 2023

and Fifth Amending Agreement dated as of June 4, 2024

among

GFL ENVIRONMENTAL INC.

as Canadian Borrower

GFL ENVIRONMENTAL USA INC.

as US Borrower

CERTAIN AFFILIATES OF THE BORROWER

as Guarantors

BANK OF MONTREAL

as Administrative Agent

BMO CAPITAL MARKETS

as Co-Lead Arranger and Sole Bookrunner

CANADIAN IMPERIAL BANK OF COMMERCE, ROYAL BANK OF CANADA, THE
BANK OF NOVA SCOTIA, BARCLAYS BANK PLC, JP MORGAN CHASE BANK,
N.A., TORONTO BRANCH, THE TORONTO-DOMINION BANK

as Co-Lead Arrangers and Co-Syndication Agents

THE FINANCIAL INSTITUTIONS NAMED
ON THE SIGNATURE PAGES HEREOF

as Lenders

C$1,205,000,000 Committed Revolving Operating Credit Facility

US$25,000,000 Committed Revolving Operating Credit Facility

US$50,000,000 Committed Revolving Operating Credit Facility

~~C$775,000,000 Delayed Draw Term Loan Credit Facility~~

- i -

TABLE OF CONTENTS

PAGE

ARTICLE 1 INTERPRETATION		3
1.1	Definitions	3
1.2	Computation of Time Periods	~~72~~81
1.3	Headings and Table of Contents	~~72~~81
1.4	References	~~72~~81
1.5	Singular and Plural; Gender	~~72~~81
1.6	Applicable Accounting Principles	~~72~~82
1.7	Pro Forma Calculations	~~73~~83
1.8	Rateable Portion of Accommodations	~~76~~85
1.9	Incorporation of Exhibits and Schedules	~~76~~86
1.10	Amendment and Restatement	~~76~~86
1.11	Quebec Interpretation Clause	~~77~~86
1.12	Treatment of Subsidiaries Prior to Joinder	~~77~~87
1.13	Currency	~~77~~87
1.14	Authority of the Canadian Borrower	~~77~~87
1.15	Limited Condition Transactions	~~78~~87
1.16	Rates	89

ARTICLE 2 REPRESENTATIONS AND WARRANTIES		~~79~~89
2.1	Representations and Warranties	~~79~~89
2.2	Survival of Representations and Warranties	~~88~~98

ARTICLE 3 THE FACILITY A CREDIT		~~89~~99
3.1	Obligations of the Lenders and Use of Proceeds	~~89~~99

3.2	Direct Advances	~~and Bankers’ Acceptances90~~100

3.3	Letters of Credit	~~91~~101
3.4	Notice Provisions	~~91~~101
3.5	Pro Rata Treatment	~~92~~102
3.6	Accounts kept by the Administrative Agent	~~92~~103
3.7	Accounts kept by the Swingline Lender	~~92~~103
3.8	Conversion Option	~~92~~103
3.9	Swingline Loan	~~93~~103
3.10	Increase of the Facility A Credit [Intentionally Deleted]	~~95~~105

ARTICLE 4 TERMINATION OF THE FACILITY B CREDIT		~~95~~105
4.1	Termination of Facility B Credit	~~95~~105
4.2	Facility B Letters of Credit	~~95~~105

ARTICLE 5 THE FACILITY C CREDIT		~~95~~106
5.1	Obligations of the Lenders and Use of Proceeds	~~95~~106
5.2	Direct Advances	~~96~~106
5.3	Notice Provisions	~~97~~107
5.4	Pro Rata Treatment	~~97~~108
5.5	Accounts kept by the Administrative Agent	~~97~~108
5.6	Conversion Option	~~98~~108

- i -

ARTICLE 6 FACILITY D CREDIT		~~98~~109
6.1	Obligations of the Lenders and Use of Proceeds	~~98~~109
6.2	Direct Advances	~~99~~109
6.3	Notice Provisions	~~99~~110
6.4	Pro Rata Treatment	~~100~~110
6.5	Accounts kept by the Administrative Agent	~~100~~111
6.6	Conversion Option	~~101~~111

ARTICLE 7		111

TERMINATION OF THE FACILITY E CREDIT		~~101~~111
7.1	Termination of Facility E Credit	112
~~7.1~~	~~Obligations of the Lenders and Use of Proceeds~~	~~111~~
~~7.2~~	~~Direct Advances and Bankers’ Acceptances~~	~~112~~
~~7.3~~	~~Notice Provisions~~	~~113~~
~~7.4~~	~~Pro Rata Treatment~~	~~113~~
~~7.5~~	~~Accounts kept by the Administrative Agent~~	~~114~~
~~7.6~~	~~Conversion Option~~	~~114~~

ARTICLE 8 REPAYMENT		~~104~~114
8.1	Mandatory Repayment of the Facility A Loan	~~104~~114
8.2	Optional Repayments of Facility A Loan	~~104~~115
8.3	Mandatory Repayment of the Facility C Loan	~~105~~116
8.4	Optional Repayments of Facility C Loan	~~105~~116
8.5	Mandatory Repayment of the Facility D Loan	~~106~~116
8.6	Optional Repayments of Facility D Loan	~~106~~117
~~8.7~~	~~Mandatory Repayments of the Facility E Loan~~	~~117~~
~~8.8~~	~~Optional Repayments of the Facility E Loan~~	~~118~~
~~8.9~~8.7	Requirements for Optional Repayments and Conversions and Rollovers of Loan	118
~~8.10~~8.8	Excess Advances under the Facility A Credit	120
~~8.11~~8.9	Calculation For Administrative Purposes	~~109~~120
~~8.12~~8.10	Authority to Debit	120
~~8.13~~8.11	Sharing of Payments	121
~~8.14~~8.12	SOFR Loans – Rollovers and Deemed Conversions	121
8.13	Term CORRA Loans – Rollovers and Deemed Conversions	121
8.14	Daily Compounded CORRA Loans – Rollovers and Deemed Conversions	122

ARTICLE 9 INTEREST AND FEES		~~111~~122
9.1	Interest	~~111~~122
9.2	Payment of Interest on Daily Compounded CORRA Loan	122
9.3	Payment of Interest on Term CORRA Loan	123
9.4	Payment of Interest on SOFR Loan	~~111~~123
~~9.3~~9.5	Payment of Interest on Canadian Rate Loan (excluding the Swingline Loan in CDollars)	~~111~~123
~~9.4~~9.6	Payment of Interest on the Swingline Loan in CDollars	~~111~~123
~~9.5~~9.7	Payment of Interest on US Base Rate Loan (excluding the Swingline Loan in USDollars)	~~111~~124
~~9.6~~9.8	Payment of Interest on the Swingline Loan in USDollars	~~112~~124
~~9.7~~9.9	Payment of Interest on US Prime Rate Loan	~~112~~124
~~9.8~~9.10	Selection of Interest Periods	~~112~~125
~~9.9~~9.11	Default Interest	~~113~~126
~~9.10~~9.12	Determination of Interest Rates	~~113~~126

- ii -

~~9.11~~	~~Acceptance Fee~~	~~127~~
~~9.12~~9.13	Commitment Fees	~~114~~127
~~9.13~~9.14	Agency Fee	~~116~~129
~~9.14~~9.15	Other Fees	~~116~~129

ARTICLE 10 ~~BANKERS’ ACCEPTANCES116~~[INTENTIONALLY DELETED]		132
~~10.1~~	~~Bankers’ Acceptances~~	~~129~~
~~10.2~~	~~Payments at Maturity and Rollovers~~	~~130~~
~~10.3~~	~~BA Equivalent Advances~~	~~130~~
~~10.4~~	~~Purchase of Bankers’ Acceptances~~	~~131~~
~~10.5~~	~~Power of Attorney~~	~~132~~

ARTICLE 11 LETTERS OF CREDIT		~~119~~132
11.1	Letter of Credit Commitment	~~119~~132
11.2	Letter of Credit Participations	~~120~~133
11.3	Repayment of Participants	~~120~~133
11.4	Role of the Issuing Bank	~~120~~134
11.5	Obligations of Each Lender Absolute	~~121~~134
11.6	Reinstatement and Survival	~~121~~134
11.7	Procedure for Issuance and Renewal of Letters of Credit	~~122~~135
11.8	Reimbursement of the Issuing Bank	~~123~~136
11.9	Commissions, Fees and Charges	~~124~~137
11.10	Interest on Amounts Disbursed under Letters of Credit	~~125~~138
11.11	Computation of Interest and Fees; Payment not on Business Days	~~125~~138
11.12	Further Assurances	~~126~~139
11.13	Nature of Obligations; Indemnities	~~126~~139
11.14	Payments upon any Event of Default	~~128~~141

ARTICLE 12 PAYMENTS, TAXES, EXPENSES AND INDEMNITY		~~128~~141
12.1	Payments to Administrative Agent	~~128~~141
12.2	Payments to Swingline Lender	~~128~~141
12.3	Payments by Lenders to Administrative Agent	~~129~~142
12.4	Payments by Administrative Agent to Borrower	~~129~~142
12.5	Distribution to Lenders and Application of Payments	~~129~~142
12.6	Currency of Payment	~~129~~142
12.7	Set-Off	~~130~~143
12.8	Taxes	~~130~~143
12.9	Application of Payments	~~130~~143
12.10	Supplying Documents and Indemnity~~131~~; Compensation for Losses	144
12.11	Non-Receipt by Administrative Agent	~~132~~145
12.12	Survival of Indemnification Obligations	~~132~~145
12.13	Erroneous Payments	~~132~~146

ARTICLE 13 CONDITIONS OF LENDING		~~136~~149
13.1	Conditions Precedent to the Closing Date	~~136~~149
13.2	Conditions Precedent to each Advance	~~138~~151
13.3	Waiver	~~139~~153

ARTICLE 14 COVENANTS		~~140~~153
14.1	Affirmative Covenants	~~140~~153

- iii -

14.2	Financial Covenants and Cure Action	~~152~~165
14.3	Negative Covenants	~~154~~167
14.4	Insurance	~~167~~181

ARTICLE 15 SECURITY DOCUMENTS		~~169~~182
15.1	Security Documents	~~169~~182
15.2	Applicability of Security Documents	~~169~~183
15.3	Security on Material Real Property	~~170~~183

ARTICLE 16 DEFAULT AND REMEDIES		~~171~~185
16.1	Events of Default	~~171~~185
16.2	Effect of a Default	~~174~~188
16.3	Remedies Cumulative; No Waiver	~~175~~188
16.4	Clean Up Period	~~175~~189

ARTICLE 17 JUDGMENT CURRENCY		~~176~~189
17.1	Judgment Currency	~~176~~189

ARTICLE 18 YIELD PROTECTION		~~176~~190
18.1	Increased Costs	~~176~~190
18.2	Taxes	~~178~~191
18.3	Mitigation Obligations: Replacement of Lenders	~~180~~193
18.4	Illegality	~~181~~194
18.5	Inability to Determine Rates (~~Bankers’ Acceptances~~SOFR)	~~181~~201
~~18.6~~	~~Benchmark Replacement Setting (CDOR Discontinuation)~~	~~195~~
~~18.7~~	~~Inability to Determine Rates (SOFR)~~	~~201~~
~~18.8~~18.6	Effect of US$Benchmark Transition Event	~~188~~202
18.7	Inability to Determine Rates (Term CORRA or Daily Compounded CORRA)	203
18.8	C$ Benchmark Replacement Setting	205

ARTICLE 19 RIGHT OF SETOFF		~~190~~207
19.1	Right of Setoff	~~190~~207
19.2	Sharing of Payments by Lenders	~~190~~207

ARTICLE 20 ADMINISTRATIVE AGENT’S CLAWBACK		~~191~~208
20.1	Funding by Lenders; Presumption by Administrative Agent	~~191~~208
20.2	Payments by Borrower; Presumptions by Administrative Agent	~~192~~208

ARTICLE 21 AGENCY		~~192~~209
21.1	Appointment and Authority	~~192~~209
21.2	Rights as a Lender	~~192~~209
21.3	Exculpatory Provisions	~~193~~209
21.4	Reliance by Administrative Agent	~~194~~210
21.5	Indemnification of Administrative Agent	~~194~~211
21.6	Delegation of Duties	~~194~~211
21.7	Replacement of Administrative Agent	~~194~~211
21.8	Non-Reliance on Administrative Agent and Other Lenders	~~196~~212
21.9	Collective Action of the Lenders	~~196~~213
21.10	No Other Duties. Etc.	~~196~~213

- iv -

ARTICLE 22 EXPENSES, INDEMNITY, DAMAGE WAIVER		~~197~~213
22.1	Costs and Expenses	~~197~~213
22.2	Indemnification by the Canadian Borrower	~~197~~214
22.3	Reimbursement by Lenders	~~198~~214
22.4	Waiver of Consequential Damages, Etc.	~~198~~215
22.5	Payments	~~198~~215

ARTICLE 23 SUCCESSORS AND ASSIGNS, RELATED PARTY LENDERS		~~198~~215
23.1	Successors and Assigns Generally	~~198~~215
23.2	Assignments by Lenders	~~199~~215
23.3	Register	~~201~~217
23.4	Participations	~~201~~218
23.5	Limitations upon Participant Rights	~~201~~218
23.6	Certain Pledges	~~202~~218
23.7	Related Party Lenders and Former Lenders	~~202~~218

ARTICLE 24 MISCELLANEOUS		~~203~~220
24.1	Deliveries, Etc.	~~203~~220
24.2	Amendments to Article 21	~~203~~220
24.3	Decision-Making	~~204~~220
24.4	Severability	~~207~~223
24.5	Direct Obligation	~~207~~223
24.6	Sharing of Information	~~207~~224
24.7	Use of Credit	~~207~~224
24.8	Term of Agreement	~~207~~224
24.9	Further Assurances	~~208~~224
24.10	Notices Generally	~~208~~224
24.11	Electronic Communications	~~208~~225
24.12	Change of Address, Etc.	~~209~~225
24.13	Governing Law	~~209~~225
24.14	Submission to Jurisdiction	~~209~~226
24.15	Waiver of Venue	~~209~~226
24.16	Waiver of Jury Trial	~~209~~226
24.17	Counterparts, Integration, Effectiveness	~~210~~226
24.18	Electronic Execution of Assignments	~~210~~227
24.19	Confidentiality	~~210~~227
24.20	Quebec English Language Clause	~~211~~228
24.21	Appointment of Hypothecary Representative for Quebec Security	~~212~~228
24.22	Confirmation of Security	~~212~~229
24.23	Whole Agreement and Paramountcy	~~212~~229
24.24	No Advisory or Fiduciary Duty	~~213~~229
24.25	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	~~213~~230
24.26	PATRIOT Act Notice	~~214~~231

- v -

SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT DATED AS OF SEPTEMBER 27, 2021 as amended by First Amending Agreement dated as of May 27, 2022, Second Amending Agreement dated as of January 11, 2023, Third Amending Agreement dated as of August 17, 2023, Fourth Amending Agreement dated as of December 29, 2023 and Fifth Amending Agreement dated as of June 4, 2024

AMONG:	GFL ENVIRONMENTAL INC., a corporation amalgamated and existing under the laws of Ontario

(hereinafter defined as the “Canadian Borrower”)

AND:	GFL ENVIRONMENTAL USA INC., a corporation existing under the laws of Delaware

(hereinafter defined as the “US Borrower”)

AND:	EACH OF THE GUARANTORS IDENTIFIED ON SCHEDULE ~~1.1.191~~1.1.185

(hereinafter defined as the “Guarantors”)

AND:	EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HEREOF

(hereinafter defined individually as a “Lender” and collectively as the “Lenders”)

AND:	BANK OF MONTREAL

(hereinafter defined as the “Administrative Agent”)

WHEREAS the Lenders have made credit facilities available to the Canadian Borrower (or its predecessor corporations, as applicable) on the terms and conditions set out in a credit agreement dated as of June 18, 2013 among a predecessor of the Canadian Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent, as amended by a first amending agreement dated as of April 16, 2014, a second amending agreement dated as of June 25, 2014, a third amending agreement dated as of September 30, 2014, a fourth amending agreement dated as of December 23, 2014 and a fifth amending agreement dated as of March 10th, 2015 as further amended and restated in its entirety by an amended and restated credit agreement dated as of March 24, 2015 and by a second amended and restated credit agreement dated as of February 1, 2016 among the Canadian Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent as further amended by a first amending agreement dated as of February 22, 2016, as further amended and restated in its entirety by a third amended and restated credit agreement (the “Third ARCA”) dated as of September 30, 2016 among the Canadian Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent, as amended by a first amending agreement dated as of October 2, 2017, a second amending agreement dated as of November 30, 2017 and a third amending agreement dated as of April 19, 2018, among the Canadian Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent as further amended and restated in its entirety by a fourth amended and restated credit agreement (the “Fourth ARCA”) dated as of August 2, 2018 among the Canadian Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent, as amended by a first amending agreement dated as of November 14, 2018, among the Canadian Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent, as further amended and restated in its entirety by a fifth amended and restated credit agreement (the “Fifth ARCA”) dated as of February 26, 2019 among the Canadian Borrower, US Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent, as amended by a first amending agreement dated as of September 28, 2020, among the Canadian Borrower, US Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent, as further amended and restated in its entirety by a sixth amended and restated credit agreement (the “Sixth ARCA”) dated as of November 24, 2020 among the Canadian Borrower, US Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent, as amended by a first amending agreement dated as of May 18, 2021, among the Canadian Borrower, US Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent (as so amended, the “Original Credit Agreement”) as further amended and restated by a Seventh Amended and Restated Credit Agreement dated as of September 27, 2021 among the Canadian Borrower, US Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent (the “7th ARCA”) as amended by a first amending agreement dated as of May 27, 2022 (the “First Amending Agreement”), a second amending agreement dated as of January 11, 2023 (the “Second Amending Agreement”), a third amending agreement dated as of August 17, 2023 (the “Third Amending Agreement”), ~~and~~ a fourth amending agreement dated as of December 29, 2023 (the “Fourth Amending Agreement”) and a fifth amending agreement dated as of June 4, 2024 (the “Fifth Amending Agreement”) among the Canadian Borrower, US Borrower, the Lenders, certain affiliates (or their respective predecessor corporations, as applicable) of the Canadian Borrower, as Guarantors, and the Administrative Agent (the 7th ARCA as so amended, the “Agreement”);

~~AND WHEREAS the Canadian Borrower has delivered an Accordion Notice to increase the Facility A Credit and the Lenders have agreed to increase the Facility A Commitment by C$300,000,000 pursuant to the Accordion Notice (as such term is defined in the 7th ARCA) subject to the amendments set forth in the First Amending Agreement;~~

~~AND WHEREAS the Canadian Borrower has requested an increase of the Facility E Credit by C$275,000,000 and an extension of the Facility E Availability Period and the Lenders have agreed to increase the Facility E Credit subject to the amendments set forth in the Second Amending Agreement;~~

~~AND WHEREAS the Canadian Borrower has requested an increase to the maximum Letter of Credit Exposure under the Facility A Credit together with certain other amendments and the Lenders have agreed to such increase and amendments subject to the amendments set forth in the Fourth Amending Agreement;~~

AND WHEREAS the Facility E Credit has been repaid and availability under Facility E Credit has been permanently reduced to zero;

AND WHEREAS the administrator of CDOR (as such term is defined in the Agreement) announced in a public statement that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on Friday June 28, 2024, and the Borrowers and the Lenders wish to transition to the use of Daily Compounded CORRA and Term CORRA for the replacement of CDOR and terminate the obligation of the Lenders to make or maintain Bankers' Acceptances or BA Equivalent Advances (as such terms are defined in the Agreement);

THEREFORE, IN CONSIDERATION OF THE PREMISES, THE MUTUAL COVENANTS CONTAINED HEREIN AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement unless something in the subject matter or the context otherwise is inconsistent therewith:

~~1.1.1~~	~~“Acceptance” means the acceptance by a Lender of any Bankers’ Acceptance pursuant to Section 10.1 and a BA Equivalent Advance pursuant to Section 10.3, including by way of Conversion Advances pursuant to Sections 3.8 or Rollover Advances pursuant to Section 10.2.~~

~~1.1.2~~	~~“Acceptance Fee” means the fee payable at the time of the Acceptance of any Bankers’ Acceptance established by multiplying the face amount of such Bankers’ Acceptance by the Applicable Margin at the time of Acceptance and by multiplying the product so obtained by a fraction having a numerator equal to the number of days in the term of such Bankers’ Acceptance and a denominator of 365 (or 366 in a leap year).~~

1.1.1	~~1.1.3~~“Accordion Notice” shall have the meaning ascribed to such term in the 7th ARCA.

1.1.2	~~1.1.4~~“Acquisition” shall have the meaning ascribed to such term in Section 14.3.10.

1.1.3	~~1.1.5~~“Acquisition Consideration” means, in connection with any Acquisition, the aggregate amount (as valued at the fair market value of such acquisition at the time such acquisition) of, without duplication: (a) the purchase consideration paid or payable for such acquisition, whether payable at or prior to the consummation of such acquisition or deferred for payment at any future time, whether or not any such future payment is subject to the occurrence of any contingency, and including any and all payments representing the purchase price and any assumptions of Indebtedness and/or Guarantees, earn-outs and other agreements to make any payment the amount of which is, or the terms of payment of which are, in any respect subject to or contingent upon the revenues, income, cash flow or profits (or the like) of any Person or business and (b) the aggregate amount of Indebtedness assumed in connection with such acquisition or Disposition; provided, in each case, that any such future payment that is subject to a contingency shall be considered Acquisition Consideration only to the extent of the reserve, if any, required under GAAP (as determined at the time of the consummation of such acquisition or Disposition) to be established in respect thereof by the Borrower or its Restricted Subsidiaries.

1.1.4	“Adjusted Daily Compounded CORRA” means for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment; provided that if Adjusted Daily Compounded CORRA as so determined shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor.

1.1.5	~~1.1.6~~“Adjusted EBITDA” means, with respect to the Canadian Borrower for any period, the Consolidated Net Income of the Canadian Borrower for such period:

1.1.5.1	~~1.1.6.1~~increased by (without duplication, and as determined in accordance with GAAP to the extent applicable):

1.1.5.1.1	~~1.1.6.1.1~~solely to the extent such amounts were deducted in computing Consolidated Net Income provision for Taxes based on income or profits or capital, plus state, provincial, franchise, property or similar taxes and foreign withholding taxes and foreign unreimbursed value added taxes, of such Person for such period (including, in each case, penalties and interest related to such taxes or arising from tax examinations) deducted in computing Consolidated Net Income; plus

1.1.5.1.2	~~1.1.6.1.2~~(A) total interest expense of such Person (other than interest expense attributable to the amortizing note portion of any TEUs or attributable to any Other Leases not included in the calculation of Total Net Funded Debt) and, to the extent not reflected in such total interest expense, any net losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, and (B) bank fees and costs owed with respect to letters of credit, bankers acceptances and surety bonds, in each case under this clause (B), in connection with financing activities and, in each case under clauses (A) and (B), to the extent the same were deducted in computing Consolidated Net Income; plus

1.1.5.1.3	~~1.1.6.1.3~~Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such expenses were deducted in computing Consolidated Net Income; plus

1.1.5.1.4	~~1.1.6.1.4~~any (A) Transaction Expenses and (B) (I) reasonable fees, costs, expenses or charges incurred in connection with (x) any issuance or offering of Equity Interests, investment permitted pursuant to Section 14.3.15, acquisition (including any one-time costs incurred in connection with any Permitted Acquisition or any other investment permitted hereunder after the Closing Date), non-ordinary course Disposition (including pursuant to a Permitted Receivables Facility), recapitalization or the issuance, incurrence, redemption, exchange or repayment of Indebtedness (including, with respect to Indebtedness, a refinancing thereof), including any costs and expenses relating to any registration statement, or registered exchange offer, in respect of any Indebtedness permitted hereunder, (y) any amendment, waiver, consent or modification to any documentation governing the terms of any transaction described in the immediately preceding subclause (x) or (z) any amendment, waiver, consent or modification to any Loan Document or any other document governing any Indebtedness, in each case under subclauses (x), (y) and (z), whether or not such transaction or amendment, waiver, consent or modification is successful and (II) fees, costs, expenses and charges to the extent payable or reimbursable by third parties, pursuant to indemnification provisions, in each case in this Section ~~1.1.6.1.4~~ 1.1.5.1.4 to the extent deducted in computing Consolidated Net Income; plus

1.1.5.1.5	~~1.1.6.1.5~~to the extent deducted in calculating Consolidated Net Income, (A) any non-recurring charges, losses or expenses related to signing, retention, relocation, recruiting or completion bonuses or recruiting costs, severance costs, transition costs, curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities), pre-opening, opening, closing and consolidation costs and expenses with respect to any facilities, facility start-up costs, (B) costs and expenses relating to implementation of operational and reporting systems and technology initiatives, as determined by an accounting or consulting firm acceptable to the Administrative Agent, acting reasonably, (C) costs incurred in connection with product and intellectual property development and new systems design, as determined by an accounting or consulting firm acceptable to the Administrative Agent, acting reasonably, (D) project start-up costs, integration and systems establishment costs, business optimization expenses or costs (including costs and expenses relating to intellectual property restructurings), as determined by an accounting or consulting firm acceptable to the Administrative Agent, acting reasonably and (E) non-recurring cash restructuring charges, expenses and reserves; plus

1.1.5.1.6	~~1.1.6.1.6~~accretion of asset retirement obligations; plus

1.1.5.1.7	~~1.1.6.1.7~~any other non-cash charges, expenses, losses or items, including any write offs or write downs, reducing such Consolidated Net Income for such period approved by the Administrative Agent, acting reasonably (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (1) the Canadian Borrower may determine not to add back such non-cash charge in the current period and (2) to the extent the Canadian Borrower does decide to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from Adjusted EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

1.1.5.1.8	~~1.1.6.1.8~~the amount of any minority interest expense or non-controlling interest consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted in calculating Consolidated Net Income; plus

1.1.5.1.9	~~1.1.6.1.9~~the amount of “run rate” cost savings, operating expense reductions and synergies related to any restructurings, cost savings initiatives and other initiatives after the Closing Date (without duplication of any amounts added back pursuant to the provisions of this Section ~~1.1.6~~ 1.1.4 related to pro forma calculations in connection with a Specified Transaction or entry into an Municipal Waste Contract or Put-or-Pay Agreement) and projected by the Canadian Borrower in good faith to result from actions taken or committed to be taken no later than twenty-four (24) months after the end of such period (which “run rate” cost savings, operating expense reductions and synergies shall be calculated on a pro forma basis as though such “run rate” cost savings, operating expense reductions and synergies had been realized on the first day of the period for which Adjusted EBITDA is being determined and realized during the entirety of such period and each subsequent period through the period ending on the last day of the fifth fiscal quarter commencing after the end of the fiscal quarter in which such pro forma adjustment was originally made, and without duplication of any pro forma adjustment for any such subsequent period that would otherwise be permitted under this Section ~~1.1.6.1.9~~ 1.1.5.1.9 with respect to the same cost savings, operating expense reductions and synergies), net of the amount of actual benefits realized during such period from such actions; provided that such “run rate” cost savings, operating expense reductions and synergies are reasonably identifiable and factually supportable (in the good faith determination of the Canadian Borrower) (it being understood that pro forma adjustments need not be prepared in compliance with Regulation S-X; provided that any such add-backs that are not in compliance with Regulation S-X shall not, when aggregated with any add-backs to Adjusted EBITDA for any “run rate” cost savings operating expense reductions or synergies pursuant to the provisions of this Section ~~1.1.6~~ 1.1.4 relating to pro forma calculations, exceed 20% of Adjusted EBITDA for the applicable four-quarter period (calculated prior to giving effect to any such add-backs)); plus

1.1.5.1.10	~~1.1.6.1.10~~to the extent reducing such Consolidated Net Income, any costs or expenses incurred by the Canadian Borrower or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Canadian Borrower or net cash proceeds of issuance of Equity Interests of the Canadian Borrower (other than Disqualified Equity Interests), in each case, solely to the extent that such cash proceeds are excluded from the calculation of the Available Amount (as such term is defined in the Term Loan Agreement) and have not been designated as an Excluded Contribution; plus

1.1.5.1.11	~~1.1.6.1.11~~to the extent deducted in calculating Adjusted EBITDA, Specified Legal Expenses in an amount not to exceed C$10,000,000 for the applicable four quarter period; plus

1.1.5.1.12	~~1.1.6.1.12~~accruals and reserves that are established or adjusted within 12 months after the closing of any acquisition that are so required as a result of such acquisition in accordance with GAAP, or changes as a result of the adoption or modification of accounting policies, whether effected through a cumulative effect adjustment, restatement or a retroactive application; and

1.1.5.2	~~1.1.6.2~~decreased by (without duplication, and as determined in accordance with GAAP to the extent applicable) any non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating Adjusted EBITDA in accordance with this definition).

1.1.6	“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that if Adjusted Term CORRA as so determined shall be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor.

1.1.7	“Adjusted Term SOFR” means with respect to any tenor, the per annum rate equal to the sum of (i) Term SOFR, plus (ii) 0.10% (10.0 basis points); provided that if Adjusted Term SOFR shall be less than 1.0% per annum, Adjusted Term SOFR shall be deemed to be 1.0% per annum.

1.1.8	“Administrative Agent” means BMO or the administrative agent in office at such time pursuant to Section 21.1.

1.1.9	“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

1.1.10	“Advance” means a Facility A Advance (including a Swingline Advance), a Facility C Advance~~, a Facility D Advance~~ or a Facility ~~E~~ D Advance.

1.1.11	“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

1.1.12	“Affiliate” – means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

1.1.13	“Affiliated Debt Fund” means any Affiliate of any Equity Sponsor (other than a natural person) that is a bona fide debt fund, proprietary trading desk, investment vehicle or other similar business or entity organized for the purpose of arranging, syndicating, investing in, trading or managing debt obligations that is either primarily engaged in, or advises funds, entities or other investment vehicles that are engaged in, arranging, syndicating, making, purchasing, holding or otherwise investing in loans, bonds and similar extensions of credit or securities in the ordinary course, but only to the extent that no personnel involved with the investment in any equity fund which has a direct or indirect equity investment in the Canadian Borrower or any of its Subsidiaries makes (or has the right to make or participate with others in making) investment decisions on such Affiliate’s behalf.

1.1.14	“Affiliated Lender” means, at any time, any Affiliate of the Canadian Borrower or any Equity Sponsor (other than (a) a natural Person, (b) the Canadian Borrower or any of its Subsidiaries, and (c) any Affiliated Debt Fund) that is a Lender under this Agreement.

1.1.15	“Affiliated Lender Cap” has the meaning specified in Section 23.7.1.

1.1.16	“Agreement” means this credit agreement, including the schedules hereto, as amended, supplemented, varied, restated, amended and restated, renewed or replaced at any time and from time to time.

1.1.17	“AML Legislation” has the meaning specified in Section ~~14.1.6~~14.1.16.

1.1.18	“Applicable Accounting Principles” means GAAP, as the same may be changed, modified or replaced in accordance with Section 1.6, including to the extent applicable, IFRS or US GAAP to the extent adopted by the Canadian Borrower as the same may be changed, modified or replaced in accordance with Section 1.6.

1.1.19	“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

1.1.20	“Applicable Lending Office” means, with respect to any Lender, the office or branch in Canada of such Lender specified as its “Applicable Lending Office” from time to time to the Administrative Agent by such Lender (with a copy to the Canadian Borrower), and means, with respect to any Eligible Assignee of all or any part of, or any interest in, any Lender’s rights and obligations hereunder, the office of such Eligible Assignee located at its address selected in Canada and specified as its “Applicable Lending Office” to the Administrative Agent (with a copy to the Canadian Borrower) from time to time by such assignee.

1.1.21	“Applicable Margin” means, with respect to any Advance and the standby fees, from one Pricing Date to the next, the rates per annum determined in accordance with the table below. For purposes hereof, the term “Pricing Date” means, for any fiscal quarter of the Canadian Borrower ending on or after the Closing Date, the third Business Day after receipt by the Administrative Agent of the financial statements and Compliance Certificate for such fiscal quarter pursuant to Section 14.1.2.2.3 hereof. The Applicable Margin shall be established on a Pricing Date based on the Leverage Ratio as of the end of the most recently completed fiscal quarter or Fiscal Year, as applicable, and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If the Canadian Borrower has not delivered its financial statements and Compliance Certificate by the date such financial statements and Compliance Certificate are required to be delivered under Section 14.1.2.2.3 hereof (the “Required Delivery Date”), until such financial statements and Compliance Certificate are delivered, the Applicable Margin shall, on the first day after the latest date by which the Borrower was so required to provide such financial statements and Compliance Certificate, be set at the highest Applicable Margin (i.e., Level V shall apply). Each determination of the Applicable Margin made by the Administrative Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined. Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin until the delivery of unaudited financial statements and a Compliance Certificate in respect of the fiscal quarter ending on September 30, 2021, the Leverage Ratio shall be deemed to be at Level III. ~~For greater certainty, there shall be no adjustments to the Applicable Margin in respect of Bankers’ Acceptances and BA Equivalent Advances that are outstanding on a Pricing Date and the adjustment shall apply in respect of such outstanding Bankers’ Acceptances and BA Equivalent Advances on the next Rollover Date.~~

		~~Bankers'~~
		~~Acceptance/BA~~
		~~Equivalent~~
		~~Advance~~Adjusted
		Daily
		Compounded
		CORRA,
		Adjusted Term		Commitment
		CORRA,	Canadian	Fee Rate for
		Adjusted Term	Rate/US	commitment fees
		SOFR Rate and	Prime Rate	payable pursuant
		Letter of Credit	/US Base Rate	to ~~§9.12~~ §9.13
Level	Leverage Ratio	Fee Rate (bps)	(bps)	(bps)
Level I	<4.0x	150.0	50.0	22.5
Level II	≥4.0x to <4.75x	175.0	75.0	25.0
Level III	≥4.75x to <5.25x	200.0	100.0	37.5
Level IV	≥5.25x	225.0	125.0	45.0

1.1.22	“Applicable Percentage” means, with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Loans and participations in respect of Letters of Credit represented by such Lender’s outstanding Loans and participations in respect of Letters of Credit.

1.1.23	“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

1.1.24	“Arm’s Length” has the meaning ascribed thereto for the purposes of the Income Tax Act (Canada), as in effect as of the date of this Agreement.

1.1.25	“Assets” of a Person means all present and future property, rights and assets, real and personal, movable and immovable, tangible and intangible of such Person of whatever nature and wheresoever situated and, where the context requires, any part thereof.

1.1.26	“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Schedule 23.1 or any other form approved by the Administrative Agent.

1.1.27	“Auditors” means a national firm of chartered accountants of recognized standing which acts as the auditors of the Canadian Borrower and its Subsidiaries.

~~1.1.28~~	~~“Available Tenor” means (except for the purposes of Section 18.6), as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 18.8.~~

~~1.1.29~~	~~“BA Equivalent Advance” means an Advance contemplated as such in Section 10.3.~~

~~1.1.30~~	~~“BA Equivalent Interest Period” shall have the meaning ascribed to such term in Section 10.3.~~

1.1.28	“Available Tenor” means the C$ Available Tenor or the US$ Available Tenor, as applicable.

1.1.29	~~1.1.31~~“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

1.1.30	~~1.1.32~~“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule, or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation, or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms, or other financial institutions or their affiliates (other than through liquidation, administration, or other insolvency proceedings).

1.1.31	~~1.1.33~~“Bank Product” means (i) the MasterCard credit card facility and Cash Management Services which BMO or any of its Affiliates may extend from time to time to the Canadian Borrower and/or any other Obligor; and (ii) any of the following products, services or facilities extended from time to time to the Canadian Borrower or any other Obligor by a Lender, a Former Lender or any of its Affiliates provided a prior written notice of such other products, services or facilities is sent to the Administrative Agent: (a) commercial credit card and merchant card services; and (b) other banking products or services (including Cash Management Services and Sweep to Loan Arrangements) as may be requested by any member of the Group.

1.1.32	~~1.1.34~~“Bank Product Debt” means Indebtedness and other obligations of the Obligors or any one or more of them relating to Bank Products.

~~1.1.35~~	~~“Bankers’ Acceptance” means a non-interest bearing draft drawn by the Canadian Borrower in CDollars in the form of either a depository bill subject to the Depository Bills and Notes Act (Canada) (the “DBNA”) or a non-interest bearing bill of exchange, as defined in the Bills of Exchange Act (Canada), in either case issued by the Canadian Borrower and which has been accepted by a Lender and, if applicable, purchased by a Lender at the request of the Canadian Borrower pursuant to Section 10.4.~~

1.1.33	~~1.1.36~~“Banking Day” means a day, other than a Saturday or a Sunday, on which banking institutions in Toronto, Canada, Montreal, Canada, Calgary Canada and New York, U.S.A. are generally open for business provided that, in connection with any determination of Daily Compounded CORRA or Term CORRA, “Banking Day” means a day, other than a Saturday or Sunday, on which Schedule I banks are not authorized or required to close in Toronto, Ontario or Calgary, Alberta.

1.1.34	~~1.1.37~~“Base Rate Loans” shall have the same meaning as US Base Rate Loans.

1.1.35	“BMO” means Bank of Montreal and its successors and permitted assigns.

1.1.36	“Borrower” means (i) with respect to the Facility A Credit, the Canadian Borrower, (ii) with respect to the Facility C Credit and the Facility D Credit, the US Borrower, and (iii) in each case includes any of the relevant Borrower’s successors and permitted assigns.

1.1.37	“Borrowing” means a utilization by the Borrower of the Credit by way of Advances from the Lenders.

1.1.38	“Business Day” means any Banking Day and, if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a SOFR Loan, any day (other than a Saturday or a Sunday) on which banks are generally open for business in Toronto, Ontario, Calgary, Alberta and New York, New York and which banks are dealing in U.S. Dollar deposits in the London interbank market in New York, New York and which is a US Government Securities Business Day, and, when used in respect of US Base Rate Loans, shall mean any day (other than a Saturday or a Sunday) on which banks generally are open for business in Toronto, Ontario, Montreal, Quebec, Calgary, Alberta and New York, New York.

1.1.39	“C$ Available Tenor” means, as of any date of determination and with respect to the then-current C$ Benchmark, as applicable, (x) if such C$ Benchmark is a term rate, any tenor for such C$Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such C$ Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such C$ Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such C$ Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 18.8.4.

1.1.40	~~1.1.38“Benchmark” means (except for the purposes of Section 18.6), initially, the Term SOFR Reference Rate;~~ “C$ Benchmark” means, initially, Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as the case may be; provided that if a C$ Benchmark Transition Event has occurred with respect to ~~the~~ Adjusted Term ~~SOFR~~ CORRA Reference Rate , Adjusted Daily Compounded CORRA, or the then-current C$ Benchmark, then “C$ Benchmark” means the applicable C$ Benchmark Replacement to the extent that such C$ Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 18.8.

1.1.41	“C$ Benchmark Replacement” means ~~(except for the purposes of Section 18.6), either of the following to the extent selected by the Administrative Agent in its unilateral discretion:~~, with respect to any C$ Benchmark Transition Event,

1.1.41.1	where a C$ Benchmark Transition Event has occurred with respect to Adjusted Term CORRA, Adjusted Daily Compounded CORRA; and

~~1.1.39.1~~	~~the sum of: (i) Daily Simple SOFR; and (ii) 0.10% (10.0 basis points); or~~

1.1.41.2	where a C$ Benchmark Transition Event has occurred with respect to a C$ Benchmark other than Adjusted Term CORRA, the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the C$ Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current C$ Benchmark for ~~Dollar-denominated~~ CDollar-denominated syndicated credit facilities~~;~~ and (ii) the related C$ Benchmark Replacement Adjustment~~,~~.

~~provided that if~~ If the C$ Benchmark Replacement as determined pursuant to clause ~~1.1.39.1 or 1.1.39.2~~ (a) or (b) above would be less than ~~1.0%,~~ the Floor, the C$ Benchmark Replacement will be deemed to be ~~1.0%~~ the Floor for the purposes of this Agreement and the other Loan Documents.

1.1.42	“C$ Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current C$ Benchmark with ~~an~~ a Canadian Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to~~:~~ (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such C$ Benchmark with the applicable Canadian Unadjusted Benchmark Replacement by the C$ Relevant Governmental Body~~;~~ or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such C$ Benchmark with the applicable Canadian Unadjusted Benchmark Replacement for ~~Dollar-denominated~~ CDollar-denominated syndicated credit facilities at such time.

1.1.43	“C$ Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current C$ Benchmark:

1.1.43.1	~~1.1.41.1~~in the case of clause ~~1.1.42.1 or 1.1.42.2~~ (a) or (b) of the definition of “C$ Benchmark Transition Event~~”,~~ ,” the later of~~:~~ (i) the date of the public statement or publication of information referenced therein~~;~~ and (ii) the date on which the administrator of such C$ Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all C$ Available Tenors of such C$ Benchmark (or such component thereof); or

1.1.43.2	~~1.1.41.2~~in the case of clause ~~1.1.42.3~~ (c) of the definition of “C$ Benchmark Transition Event~~”,~~ ,” the first date on which such C$ Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such C$ Benchmark (or such component thereof) to be ~~no longer~~ non-representative; provided~~,~~ that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause ~~1.1.42.3~~ (c) and even if any C$ Available Tenor of such C$ Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “C$ Benchmark Replacement Date” will be deemed to have occurred in the case of clause ~~1.1.41.1 or 1.1.41.2 above~~ (a) or (b) with respect to any C$ Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current C$ Available Tenors of such C$ Benchmark (or the published component used in the calculation thereof).

1.1.44	“C$ Benchmark Replacement Conforming Changes” means, with respect to the use or administration of a C$ Benchmark or the use, administration, adoption or implementation of any C$ Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Canadian Rate,” the definition of “Banking Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Drawdown Notices or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 18.7 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

1.1.45	~~1.1.42“~~“C$ Benchmark Transition Event” means ~~(except for the purposes of Section 18.6)~~ the occurrence of one or more of the following events with respect to the then-current C$ Benchmark:

1.1.45.1	~~1.1.42.1~~a public statement or publication of information by or on behalf of the administrator of such C$ Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all C$ Available Tenors of such C$ Benchmark (or such component thereof), permanently or indefinitely~~,~~ ; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any C$ Available Tenor of such C$ Benchmark (or such component thereof);

1.1.45.2	~~1.1.42.2~~a public statement or publication of information by the regulatory supervisor for the administrator of such C$ Benchmark (or the published component used in the calculation thereof), the ~~Federal Reserve Board, the Federal Reserve~~ Bank of ~~New York~~Canada, an insolvency official with jurisdiction over the administrator for such C$ Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such C$ Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such C$ Benchmark (or such component), which states that the administrator of such C$ Benchmark (or such component) has ceased or will cease to provide all C$ Available Tenors of such C$ Benchmark (or such component thereof) permanently or indefinitely~~,~~ ; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any C$ Available Tenor of such C$ Benchmark (or such component thereof); or

1.1.45.3	~~1.1.42.3~~a public statement or publication of information by the regulatory supervisor for the administrator of such C$ Benchmark (or the published component used in the calculation thereof) announcing that all C$ Available Tenors of such C$ Benchmark (or such component thereof) are ~~no longer~~not, or as of a specified future date will ~~no longer~~ not be, representative.

For the avoidance of doubt, a “C$ Benchmark Transition Event” will be deemed to have occurred with respect to any C$ Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current C$ Available Tenor of such C$ Benchmark (or the published component used in the calculation thereof).

1.1.46	“C$ Benchmark Unavailability Period” means , the period (if any)~~:~~ (a) beginning at the time that a C$ Benchmark Replacement Date has occurred if, at such time, no C$ Benchmark Replacement has replaced the then-current C$ Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 18.8~~;~~  and (b) ending at the time that a C$ Benchmark Replacement has replaced the then-current C$ Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 18.8.

~~1.1.44~~	~~“BMO” means Bank of Montreal and its successors and permitted assigns.~~

~~1.1.45~~	~~“Borrower” means (i) with respect to the Facility A Credit and the Facility E Credit, the Canadian Borrower, (ii) with respect to the Facility C Credit and the Facility D Credit, the US Borrower, and (iii) in each case includes any  of  the  relevant  Borrower’s  successors  and  permitted  assigns.~~

~~1.1.46~~	~~“Borrowing” means a utilization by the Borrower of the Credit by way of Advances from the Lenders.~~

~~1.1.47~~	~~“Business Day” means any Banking Day and, if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a SOFR Loan, any day (other than a Saturday or a Sunday) on which banks are generally open for business in Toronto, Ontario and New York, New York and which banks are dealing in U.S. Dollar deposits in the London interbank market in New York, New York and which is a US Government Securities Business Day, and, when used in respect of US Base Rate Loans, shall mean any day (other than a Saturday or a Sunday) on which bank generally are open for business in Toronto, Ontario, Montreal, Quebec and New York, New York.~~

1.1.47	“C$ Relevant Governmental Body” means the Bank of Canada or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

1.1.48	“Canadian Borrower” means GFL Environmental Inc. and includes any of its successors and permitted assigns.

1.1.49	“Canadian Multi-Employer Plan” means a “multi-employer pension plan”, as such term is defined under the Pension Benefits Act (Ontario) or any similar plan registered under pension standards legislation in another jurisdiction in Canada, under which an Obligor is required to contribute pursuant to a collective bargaining agreement and under which the sole obligation of the Obligor is to make the contributions specified in the applicable collective bargaining agreement.

1.1.50	“Canadian Obligor” means any Obligor that is organized under the laws of Canada or a province or territory thereof.

1.1.51	“Canadian Pension Plan” means any “registered pension plan” as such term is defined under the ITA which is maintained, administered or contributed to by any Obligor in respect of any person’s employment in Canada or a province or territory thereof with any Obligor other than a Canadian Multi-Employer Plan.

1.1.52	“Canadian Rate” means, at any time the aggregate of (a) the rate of interest per annum equal to the higher of (i) the fluctuating annual rate of interest established by the Administrative Agent as the reference rate of interest it will use at such time to determine interest rates for loans in Canadian dollars to its Canadian commercial borrowers in Canada and designated as its prime rate; and (ii) the ~~annual rate of interest established by the Administrative Agent to be the discount rate, calculated on the basis of a year of 365 days, of the Administrative Agent established in accordance with its normal practice as at or about 10:00 a.m. (Toronto time) on such day in respect to bankers’ acceptances outstanding for 30 days accepted by it,~~ sum of (A) the Adjusted Term CORRA for an Interest Period of one month in effect from time to time, and (B) plus 1.0% per annum plus, (b) the Applicable Margin; adjusted automatically with each change in such rate, all without the necessity of any notice to the Canadian Borrower or any other Person; provided that if the discount rate determined pursuant to clause (a)(ii) of this definition would be less than ~~0%~~the Floor, such rate shall be deemed to be ~~0%~~ the Floor for the purposes of this Agreement.

1.1.53	“Canadian Rate Advance” means an Advance in CDollars to which the Canadian Rate is applicable.

1.1.54	“Canadian Rate Loan” means at any given time during the term of this Agreement the Loan, or that portion of the Loan, which the Canadian Borrower has elected or is deemed to have elected to denominate in CDollars and upon which interest is payable at the Canadian Rate.

1.1.55	“Canadian Subsidiary” means any Subsidiary that is organized under the laws of Canada or any province or territory thereof.

1.1.56	“Canadian Unadjusted Benchmark Replacement” means the applicable C$ Benchmark Replacement excluding the related C$ Benchmark Replacement Adjustment.

1.1.57	~~1.1.56~~“Capital Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Financial Leases) by the Canadian Borrower and the Restricted Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures, additions to property, plant or equipment or comparable items (or in intangible accounts subject to amortization) on the consolidated statement of cash flows of the Canadian Borrower and the Restricted Subsidiaries.

1.1.58	~~1.1.57~~“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by the Canadian Borrower and the Guarantors during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet (excluding the footnotes thereto) of the Canadian Borrower and the Guarantors.

1.1.59	~~1.1.58~~“Captive Insurance Subsidiary” means any Subsidiary of the Canadian Borrower that is subject to regulation as an insurance company (or any Subsidiary thereof).

1.1.60	~~1.1.59~~“Cash Equivalents” means:

1.1.60.1	~~1.1.59.1~~CDollars or USDollars;

1.1.60.2	~~1.1.59.2~~bonds, notes, bills of exchange, debentures or other marketable direct obligations denominated in CDollars or USDollars, maturing not more than one year after such time issued or directly and fully guaranteed or insured by the Canadian or United States government, any agency or instrumentality thereof or, if such bonds, debentures or other evidences of indebtedness are rated at least A-1 or P-1 or an equivalent rating by at least two nationally recognized rating agencies, of the government of any province of Canada or any agency or instrumentality thereof;

1.1.60.3	~~1.1.59.3~~commercial paper denominated in CDollars or USDollars, maturing not more than twelve months from the date of issue, which is issued by a corporation (other than the Canadian Borrower or a Guarantor or any Affiliate of the Canadian Borrower or a Guarantor) organized under the laws of any state of the United States, of the District of Columbia, of Canada or of any Province of Canada and rated at least A-1 or P-1 or an equivalent rating by at least two nationally recognized rating agencies;

1.1.60.4	~~1.1.59.4~~any certificate of deposit or bankers’ acceptance denominated in CDollars or USDollars and maturing not more than one year after such time, which is issued by any Lender;

1.1.60.5	~~1.1.59.5~~amounts deposited overnight for cash management purposes with any Lender; and

1.1.60.6	~~1.1.59.6~~solely with respect to any Captive Insurance Subsidiary, any investment that a Captive Insurance Subsidiary is not prohibited to make in accordance with Applicable Laws.

1.1.61	~~1.1.60~~“Cash Management Services” means any services provided by a financial institution or other Person in connection with operating, collections, payroll, trust, or other depository or disbursement accounts, including automatic clearinghouse, controlled disbursements, depository, electronic funds transfer, information reporting, lockbox, stop payment, overdraft and/or wire transfer services.

1.1.62	~~1.1.61~~“CDollar Current Account” means the CDollar account of the Canadian Borrower at BMO in Canada as the Canadian Borrower may from time to time designate as such in writing and acceptable to the Administrative Agent.

1.1.63	~~1.1.62~~“CDollars” and the symbol “C$” each means lawful money of Canada.

~~1.1.63~~	~~“CDOR Rate” means, on any day, the annual rate of interest which is the rate determined by the Administrative Agent as being the arithmetic average (rounded upwards, if necessary, to the nearest 0.01%) of the rates applicable to CDollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Canadian Borrower displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Refinitiv Benchmark Services Limited as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Administrative Agent in good faith after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest); provided, however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the discount rate quoted by the Administrative Agent (determined as of 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Canadian Borrower on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day; provided that if the CDOR Rate at any time calculated in accordance with the foregoing would be less than 0%, the CDOR Rate shall be deemed to be 0% for the purposes of this Agreement.~~

1.1.64	“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

1.1.65	“CFC Holdco” means any Subsidiary that has no material assets other than Equity Interests in (or Equity and Indebtedness of) one or more Subsidiaries that are CFCs.

1.1.66	“CFPOA” means the Corruption of Foreign Public Officials Act (Canada), as amended.

1.1.67	“Change of Control” means the occurrence after the Closing Date, at any time, of the following: (a) (1) any Person (other than a Permitted Holder) or (2) Persons (other than one or more Permitted Holders) constituting a “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act, but excluding any employee benefit plan of such Person and its Subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), becomes the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of Equity Interests representing more than thirty-five percent (35%) of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Canadian Borrower and the percentage of aggregate ordinary voting power so held is greater than the percentage of the aggregate ordinary voting power represented by the Equity Interests of the Canadian Borrower beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders; unless, the Permitted Holders have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election directors entitled to cast the majority of votes on the board of directors of the Canadian Borrower, or (b) any “Change of Control” (or any comparable term) occurs under that certain term loan credit agreement, dated as of September 30, 2016 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time) among the Canadian Borrower and GFL Environmental Holdings (US) Inc. as borrowers, Barclays Bank PLC as administrative agent and collateral agent for the lenders and the lenders party thereto.

1.1.68	“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted, issued or implemented.

1.1.69	“Closing Date” means September 27, 2021 or such other date as the Canadian Borrower and the Lenders may agree and on which all of the conditions set forth in Section 13.1 are satisfied or waived by the Lenders.

1.1.70	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

1.1.71	“Collateral” means all Assets of the Canadian Borrower and of any of its Subsidiaries or any other Person encumbered by the Security Documents together with all proceeds of the foregoing.

1.1.72	“Collateral and Guarantee Requirement” shall have the meaning ascribed to such term in Section 14.1.9.

1.1.73	“Commercial Operations Date” means the date on which the applicable utility or similar third party first accepts and meters gas or electricity from a Sustainability Project, as certified by a Responsible Officer of the Canadian Borrower.

1.1.74	“Commitment” in relation to a Lender means at any time the Facility A Commitment, the Facility C Commitment (if any), and the Facility D ~~Commitment (if any) and the Facility E~~ Commitment (if any) of such Lender at such time as set out in Schedule 1.1.74.

1.1.75	“Compliance Certificate” means a certificate of a Responsible Officer of the Canadian Borrower delivered pursuant to Section 14.1.2.2.3.

~~1.1.76~~	~~“Conforming Changes” means with respect to either the use of administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate,” the definition of “US Prime Rate”, the definition of “Business Day,” the definition of “Interest Period,” the definition of “U.S. Government Securities Business Day”, the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).~~

1.1.76	~~1.1.77~~“Consenting Lender” shall have the meaning ascribed to such term in Section 24.3.2.

1.1.77	~~1.1.78~~“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation, amortization and depletion and accretion expense, including amortization or write-off of intangibles and non-cash organization costs and of deferred financing fees or costs and Capitalized Software Expenditures, of such Person, including the amortization of deferred financing fees or costs for such period on a consolidated basis and otherwise determined in accordance with GAAP and the amortization of OID resulting from the issuance of Indebtedness at less than par, and any write down of assets or asset value carried on the balance sheet.

1.1.78	~~1.1.79~~“Consolidated Interest Expense” means, for any period, the total interest expense of the Canadian Borrower and its Restricted Subsidiaries and determined on a consolidated basis in accordance with GAAP (excluding any accretion or accrual of discounted liabilities not constituting Indebtedness), plus, to the extent not included in such total interest expense, and to the extent incurred by the Canadian Borrower and its Restricted Subsidiaries (determined on a consolidated basis in accordance with GAAP), without duplication:

1.1.78.1	~~1.1.79.1~~the amortization of debt discount and debt issuance costs; plus

1.1.78.2	~~1.1.79.2~~the amortization of all fees (including, without limitation, fees with respect to Hedging Agreements) payable in connection with the incurrence of Indebtedness; plus

1.1.78.3	~~1.1.79.3~~amounts characterized in accordance with GAAP as interest on Financial Leases and Other Leases; plus

1.1.78.4	~~1.1.79.4~~payments in the nature of interest pursuant to Hedging Agreements; plus

1.1.78.5	~~1.1.79.5~~interest accruing on any Indebtedness of any other Person, to the extent such Indebtedness is guaranteed by, or secured by a Lien on any asset of, the Canadian Borrower or any of its Restricted Subsidiaries; plus

1.1.78.6	~~1.1.79.6~~in respect of a Sustainability Project, interest accruing on any Interest Bearing Debt of any Sustainability Entity (other than the Canadian Borrower or a Restricted Subsidiary) shall be included for such period in an amount proportionate to the Equity Interest held by the Canadian Borrower or Restricted Subsidiary in such Sustainability Entity.

1.1.79	~~1.1.80~~“Consolidated Net Income” – means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP; provided, however, that, without duplication:

1.1.79.1	~~1.1.80.1~~any net after-tax extraordinary, non-recurring or unusual gains or losses, charges or expenses and Transaction Expenses, severance costs and expenses and one-time compensation charges shall be excluded;

1.1.79.2	~~1.1.80.2~~the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application, in each case in accordance with GAAP;

1.1.79.3	~~1.1.80.3~~effects of adjustments (including the effects of such adjustments pushed down to the Canadian Borrower and its Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP (including in the property and equipment, software, goodwill, intangible assets, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to any consummated acquisition or the amortization or write-off of any amounts thereof (including any write-off of in process research and development), net of taxes, shall be excluded;

1.1.79.4	~~1.1.80.4~~any net after-tax income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

1.1.79.5	~~1.1.80.5~~any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset sales or other Dispositions or impairments or the sale or other Disposition of any Equity Interests of any Person, in each case, other than in the ordinary course of business, as determined in good faith by the Canadian Borrower, shall be excluded;

1.1.79.6	~~1.1.80.6~~the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that the Canadian Borrower’s or any Restricted Subsidiary’s equity in the Net Income of such Person or Unrestricted Subsidiary (i) other than in respect of a Sustainability Project, shall be included in the Consolidated Net Income of the Canadian Borrower or such Restricted Subsidiary up to the aggregate amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) by such Person or Unrestricted Subsidiary to the Canadian Borrower or a Restricted Subsidiary in respect of such period and (ii) in respect of a Sustainability Project, shall be included in the Consolidated Net Income of the Canadian Borrower or such Restricted Subsidiary for such period in an amount proportionate to the Equity Interest held by the Canadian Borrower or Restricted Subsidiary in such Person or Unrestricted Subsidiary;

1.1.79.7	~~1.1.80.7~~(i) any net unrealized gain or loss (after any offset) resulting in such period from obligations in respect of Hedging Agreements and the application of CPA Handbook - Part II, Section 3856 or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Agreements, (ii) any net gain or loss resulting in such period from currency translation gains or losses related to currency re-measurements of Indebtedness (including the net loss or gain resulting from Hedging Agreements for currency exchange risk) and all other foreign currency translation gains or losses, and (iii) any net after-tax income (loss) for such period attributable to the early extinguishment or conversion of (A) Indebtedness, (B) obligations under any Hedging Agreements or (C) other derivative instruments and all deferred financing costs written off or amortized and premiums paid or other expenses incurred directly in connection therewith, shall be excluded;

1.1.79.8	~~1.1.80.8~~any goodwill or impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case pursuant to GAAP, the amortization of intangibles arising pursuant to GAAP and the amortization of Capitalized Software Expenditures, shall be excluded;

1.1.79.9	~~1.1.80.9~~any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any investment permitted pursuant to Section 14.3.15, Permitted Acquisition, acquisitions completed prior to the Closing Date or any sale, conveyance, transfer or other Disposition of Assets permitted under this Agreement or that are consummated prior to the Closing Date, to the extent actually reimbursed, or, so long as the Canadian Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days), shall be excluded;

1.1.79.10	~~1.1.80.10~~to the extent covered by insurance and actually reimbursed, or, so long as the Canadian Borrower has made a determination that a reasonable basis exists that such amount will in fact be reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events shall be excluded;

1.1.79.11	~~1.1.80.11~~any non-cash compensation charge or expense, including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs shall be excluded;

1.1.79.12	~~1.1.80.12~~any income (loss) attributable to deferred compensation plans or trusts and any non-cash deemed finance charges in respect of any pension liabilities or other provisions or on the revaluation of any benefit plan obligation shall be excluded;

1.1.79.13	~~1.1.80.13~~proceeds from any business interruption insurance, to the extent not already included in Consolidated Net Income, shall be included;

1.1.79.14	~~1.1.80.14~~the amount of any expense to the extent a corresponding amount relating to such expense is received in cash by the Canadian Borrower and the Restricted Subsidiaries from a Person other than the Canadian Borrower or any Restricted Subsidiaries; provided such amount received has not been included in determining Consolidated Net Income, shall be excluded (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods);

1.1.79.15	~~1.1.80.15~~any adjustments resulting from the application of Accounting Guideline 14, AcG-14, CPA Handbook Part II or any comparable regulation, shall be excluded; and

1.1.79.16	~~1.1.80.16~~earn-out and contingent consideration obligations (including adjustments thereof and purchase price adjustments) incurred in connection with any Permitted Acquisition or other permitted investment, and any acquisitions completed prior to the Closing Date, shall be excluded.

1.1.80	~~1.1.81~~“Consolidated Total Assets” means, as of any date of determination, the net book value of all assets of the Canadian Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as at the end of the most recently ended fiscal quarter of the Canadian Borrower reflected in the quarterly financial statements or the annual financial statements or for which financial statements have been made available (or were required to be made available) pursuant to Section 14.1.2.2 or Section 14.1.2.2.2.

1.1.81	~~1.1.82~~“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

1.1.82	~~1.1.83~~“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

1.1.83	~~1.1.84~~“Conversion Advance” and “Converted Advance” shall each have the respective meaning ascribed to such terms in Section 3.8 in the case of the Canadian Borrower, in Section 5.6 in the case of the US Borrower in respect of Facility C Credit and Section 6.6 in the case of the US Borrower in respect of Facility D Credit.

1.1.84	~~1.1.85~~“Conversion Date” means a day which the Canadian Borrower has notified the Administrative Agent in a Notice of Conversion as the date on which the Canadian Borrower will convert Borrowings under the Facility A Credit, or a portion thereof, in accordance with Section 3.8 or the US Borrower has notified the Administrative Agent in a Notice of Conversion as the date on which the US Borrower will convert Borrowings under the Facility C Credit or the Facility D Credit, or a portion thereof, in accordance with Section 5.6 or 6.6, respectively.

1.1.85	“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

1.1.86	“CORRA Advances” means Daily Compounded CORRA Advances and Term CORRA Advances.

1.1.87	~~1.1.86~~“Credit” means the collective reference to the Facility A Credit, the Facility C Credit~~, the Facility D Credit~~ and the Facility ~~E~~ D Credit.

1.1.88	~~1.1.87~~“Cure Action” shall have the meaning ascribed to such term in Section 14.2.2.

1.1.89	“Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback of five (5) Business Days) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the C$ Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a C$ Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

1.1.90	“Daily Compounded CORRA Adjustment” means 0.29547% (29.547 basis points) for an Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a C$ Available Tenor of three-months’ duration.

1.1.91	“Daily Compounded CORRA Advance” means an Advance in CDollars which bears interest at a rate based on Adjusted Daily Compounded CORRA.

1.1.92	“Daily Compounded CORRA Loan” means a loan by the Lender to the Borrower in CDollars which bears interest at a rate based on Adjusted Daily Compounded CORRA.

1.1.93	~~1.1.88~~“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the US$ Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

~~1.1.89~~	~~“DBNA” shall have the meaning ascribed to such term in the definition of Bankers’ Acceptance herein.~~

1.1.94	~~1.1.90~~“DBRS” means DBRS Limited and its successors.

1.1.95	~~1.1.91~~“Debtor Relief Laws” means the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code and the Winding-Up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of Canada or the United States or other applicable jurisdictions from time to time in effect and, in each case, affecting the rights of creditors.

1.1.96	~~1.1.92~~“Default” means any event or circumstance which constitutes an Event of Default or which, with the giving of notice or lapse of time or both, would constitute an Event of Default unless cured or waived.

1.1.97	~~1.1.93~~“Designated Financial Test” has the meaning specified in Section 14.3.1.

1.1.98	~~1.1.94~~“Designated Person” means a person or entity:

1.1.98.1	~~1.1.94.1~~listed in the annex to, or otherwise subject to the provisions of, the Executive Order;

1.1.98.2	~~1.1.94.2~~named as a “Specially Designated National and Blocked Person” (“SDN”) on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list;

1.1.98.3	~~1.1.94.3~~in which an entity on the SDN list has 50% or greater ownership interest or that is otherwise controlled by an SDN; or

1.1.98.4	~~1.1.94.4~~included on ~~Her~~ His Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority.

~~1.1.95~~	~~“Discount Rate” means, with respect to Bankers’ Acceptances issued pursuant to this Agreement and having the same date of issue and the same maturity date, the annual rate which is (a) for Lenders which are Schedule I Canadian chartered banks, the CDOR Rate determined by the Administrative Agent as the CDOR Rate for bankers’ acceptances outstanding for the period of such Bankers’ Acceptances on the date of issue of such Bankers’ Acceptances, and (b) for Lenders which are not Schedule I Canadian chartered banks, the CDOR Rate determined by the Administrative Agent as the CDOR Rate for bankers’ acceptances outstanding for the period of such Bankers’ Acceptances on the date of issue of such Bankers’ Acceptances, plus 0.10%.~~

~~1.1.96~~	~~“Discounted Proceeds” means, in respect of any Bankers’ Acceptance to be accepted and purchased by a Lender hereunder on any day, an amount (rounded to the nearest whole cent, and with one-half of one cent being rounded up) calculated on such day by multiplying (i) the face amount of such Bankers’ Acceptance by (ii) the price (rounded up or down to the fifth decimal place with 0.000005 being rounded up), where the price is determined by dividing one by the sum of one plus the product of (A) the Discount Rate (expressed as a decimal) and (B) a fraction, the numerator of which is the number of days in the term of such Bankers’ Acceptance and the denominator of which is 365.~~

1.1.99	~~1.1.97~~“Disposition” or “Dispose” means the sale, transfer, license tantamount to a sale, lease or other disposition (including any sale-leaseback transaction and any sale or issuance of Equity Interests in a Restricted Subsidiary) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith; provided that “Disposition” and “Dispose” shall not include any issuance by the Canadian Borrower of any of its Equity Interests to another Person.

1.1.100	~~1.1.98~~“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests of the Canadian Borrower or any direct or indirect parent of the Canadian Borrower), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control, initial public offering or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control, initial public offering or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable (other than (i) contingent obligations that by their terms survive and (ii) Obligations under Permitted Hedging Agreements and Secured Cash Management Agreements) and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests of the Canadian Borrower or any direct or indirect parent of the Canadian Borrower and other than as a result of a change of control, initial public offering or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control, initial public offering or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable (other than (i) contingent obligations that by their terms survive and (ii) Obligations under Permitted Hedging Agreements and Secured Cash Management Agreements) and the termination of the Commitments), in whole or in part or (c) is or becomes automatically or at the option of the holder convertible into or exchangeable for Indebtedness or any other Equity Interests that are not Qualified Equity Interests of the Canadian Borrower or any direct or indirect parent of the Canadian Borrower, in the case of each of clauses (a), (b), and (c), prior to the date that is ninety-one (91) days after the latest Maturity Date of the Loans at the time of issuance; provided that if such Equity Interests are issued to any employees, other service providers, directors, officers or members of management or pursuant to a plan for the benefit of employees, other service providers, directors, officers or members of management of the Canadian Borrower or their respective Subsidiaries or by any such plan to such employees, other service providers, directors, officers or members of management, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Canadian Borrower or their respective Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employees’, other service providers’, directors’, officers’ or management members’ termination, death or disability.

1.1.101	~~1.1.99~~“Distribution” means, for any Person, any payment (whether in cash, securities or other property) with respect to or on account of any of such Person’s Equity Interests, including (a) any dividend or other distribution on and any payment of interest on or principal of any such Equity Interests, (b) any payment by such Person, including any sinking fund or similar deposit, on account of any purchase, redemption, retirement, exchange, defeasance, acquisition, cancellation, termination or conversion of, or on account of any claim relating to or arising out of the offer, sale or purchase by such Person of, its Equity Interests, (c) any return of capital to the holders of Equity Interests of such Person or (d) any other distribution, payment or delivery of property or cash to the holders of Equity Interests of such Person as such (including management fees, earn-outs, minority interests and royalties) where such distribution, payment or delivery is made to such Person in consideration of it being a holder of Equity Interests of such Person. For the purposes of this definition, a “payment” shall include the transfer of any Asset or the incurrence of any indebtedness or other liability (the amount of any such payment to be the fair market value of such Asset or the amount of such obligation, respectively) but shall not include the issuance of any Equity Interests of such Person in lieu of a Distribution.

1.1.102	~~1.1.100~~“Doubtful Account” means any account receivable for which a reserve has been taken for doubtful accounts in the books and records of the relevant Person in accordance with its usual practice.

1.1.103	~~1.1.101~~“Drawdown Date” means (i) a day which a Borrower has notified the Administrative Agent in a Notice of Borrowing as the date on which such Borrower requests an Advance in accordance with Section 3.2 in the case of the Canadian Borrower in respect of the Facility A Credit, Section 5.2 in the case of the US Borrower in respect of the Facility C Credit~~,~~ and Section 6.2 in the case of the US Borrower in respect of the Facility D ~~Credit and Section 7.2 in the case of the Canadian Borrower in respect of the Facility E~~ Credit, (ii) a day on which the Swingline Lender makes a Swingline Advance, or (iii) a day on which the Canadian Borrower has requested the issuance of a Letter of Credit in accordance with Section 11.7.

1.1.104	~~1.1.102~~“EBITDA” means, with respect to a Person, on a consolidated basis for any given period (except as provided herein), its net earnings (a) increased by (without duplication), to the extent deducted in computing such net earnings in such period, (1) net total interest expense, (2) income tax expense, (3) management fees permitted hereunder, (4) Consolidated Depreciation and Amortization Expense, (5) non-cash stock compensation expense, (6) non-cash extraordinary losses from the sale of assets, (7) non-cash losses resulting from Permitted Hedging Agreement Obligations, (8) transaction costs associated with Permitted Acquisitions (whether consummated or not), which are required to be expensed rather than capitalized under Applicable Accounting Principles, (9) other non-cash or non-recurring charges or unusual or extraordinary losses which have been approved in writing by the Required Lenders, and (b) decreased by (without duplication), to the extent added in computing such net earnings in such period, (1) non-cash earnings, (2) non-cash gains resulting from Permitted Hedging Agreement Obligations and (3) unusual or extraordinary gains, the whole calculated to the satisfaction of the Administrative Agent, in accordance with Applicable Accounting Principles consistently applied, the whole as set forth in Section 1.6.

1.1.105	~~1.1.103~~“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

1.1.106	~~1.1.104~~“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

1.1.107	~~1.1.105~~“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

1.1.108	~~1.1.106~~“Eligible Assignee” means any Person (other than a natural person, any Obligor or any Affiliate of an Obligor), in respect of which any consent that is required by Section 23.2 has been obtained.

1.1.109	~~1.1.107~~“Environmental Activity” means any activity, event or circumstances in respect of a Hazardous Material, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, land surface or subsurface strata, surface water or groundwater.

1.1.110	~~1.1.108~~“Environmental Claims” means any and all material administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any Environmental Permit (hereinafter in this definition, “Claims”) including without limitation:

1.1.110.1	~~1.1.108.1~~any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law; and

1.1.110.2	~~1.1.108.2~~any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief in connection with Hazardous Materials or arising from alleged injury or threat of injury to health, safety (unless recoverable through the Workplace Safety & Insurance Board) or the environment.

1.1.111	~~1.1.109~~“Environmental Laws” means any and all Applicable Laws relating to pollution or protection of human health or the environment or any Environmental Activity.

1.1.112	~~1.1.110~~“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals or registrations required by any Governmental Authority under any Environmental Laws.

1.1.113	~~1.1.111~~“Equity Interests” means, with respect to any Person, all of the shares, interests, rights, participations or other equivalents (however designated) of capital stock of (or other ownership or profit interests or units in, including any limited or general partnership interest and any limited liability company membership interest) such Person and all of the warrants, options or other rights for the purchase, acquisition or exchange from such Person of any of the foregoing (including through convertible securities, but excluding debt securities).

1.1.114	~~1.1.112~~“Equity Sponsor” means (i) means each of (a) BC Partners Advisors L.P. and its Affiliates (including BC European Capital X LP and the other funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) Wholly Owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing), (b) Ontario Teachers’ Pension Plan Board and its Affiliates (including the funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) Wholly Owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing) and (c) Magny Cours Investment Pte Ltd., (ii) any successor of any Person identified in clause (i)(a), and (iii) any Affiliate of any Person identified in clause (i) that in the future acquires any direct or indirect Equity Interests in the Canadian Borrower (other than any other portfolio company of any Person identified in clause (i)).

1.1.115	~~1.1.113~~“Equivalent Amount” means, on any date, the amount in CDollars or USDollars, as the case may be (the “Currency”), which would be obtained on the conversion of an amount in any other currency into the Currency, at the rate for the purchase of the Currency with such other currency, as quoted or published or otherwise made available by the Bank of Canada at 4:30 p.m. on such date.

1.1.116	~~1.1.114~~“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

1.1.117	~~1.1.115~~“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Canadian Borrower or any Guarantor within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

1.1.118	~~1.1.116~~“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Canadian Borrower or any of its ERISA Affiliates from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) the failure to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA), whether or not waived, with respect to a Pension Plan; (d) the failure to make any required contribution to a Multiemployer Plan; (e) the incurrence by the Canadian Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to a complete or partial withdrawal by the Canadian Borrower or any of its ERISA Affiliates from a Multiemployer Plan or notification that a Multiemployer Plan is “insolvent” (within the meaning of Section 4245 of ERISA) or in “reorganization” (within the meaning of Section 4241 of ERISA) or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); (f) a failure by the Canadian Borrower or any of its ERISA Affiliates to pay when due (after expiration of any applicable grace period) any installment payment with respect to withdrawal liability (within the meaning of Title IV of ERISA); (g) a determination that any Pension Plan is in “at-risk” status (within the meaning of Section 430(i)(4) of the Code or Section 303(i)(4) of ERISA); (h) the filing under Section 4041(c) of ERISA of a notice of intent to terminate a Pension Plan, the treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Section 4041 or Section 4041A of ERISA, or the receipt by the Canadian Borrower or any of its ERISA Affiliates from the PBGC of any notice relating to the intention to terminate a Pension Plan or Multiemployer Plan; or (i) the imposition of any liability under Title IV of ERISA with respect to the termination of any Pension Plan or Multiemployer Plan, other than for the payment of PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Canadian Borrower or any of its ERISA Affiliates.

1.1.119	~~1.1.117~~“Erroneous Payment” shall have the meaning ascribed to such term in Section 12.13.1.

1.1.120	~~1.1.118~~“Erroneous Payment Deficiency Assignment” shall have the meaning ascribed to such term in Section 12.13.4.

1.1.121	~~1.1.119~~“Erroneous Payment Impacted Class” shall have the meaning ascribed to such term in Section 12.13.4.

1.1.122	~~1.1.120~~“Erroneous Payment Return Deficiency” shall have the meaning ascribed to such term in Section 12.13.4.

1.1.123	~~1.1.121~~“Erroneous Payment Subrogation Rights” shall have the meaning ascribed to such term in Section 12.13.4.

1.1.124	~~1.1.122~~“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

1.1.125	~~1.1.123~~“Event of Default” means any of the events specified in Section 16.1.

1.1.126	~~1.1.124~~“Excluded Assets” means any of the following:

1.1.126.1	~~1.1.124.1~~(i) goods, chattel paper, investment property, documents of title, instruments, money, intangibles and other assets for which the grant of a security interest, therein (A) is prohibited by Applicable Law (including, without limitation, financial assistance laws, corporate benefit laws or otherwise), rule, regulation or requires Governmental Authority or similar third party consent, or (B) is prohibited by contract permitted hereunder and existing on the Closing Date (and not entered into in contemplation thereof) or, in the case of any Subsidiary acquired after the Closing Date, at the time of acquisition of such Subsidiary (and not entered into in contemplation thereof) or would trigger termination under any such permitted contract binding on such assets (in each case, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, PPSA or other Applicable Laws), or (ii) any lease, license, franchise, charter, authorization, contract or other agreement (including any purchase money security interest, capital lease obligation or other similar arrangement) to the extent a security interest therein is prohibited by or in violation of a term, provision or condition of, or would invalidate or give any other party thereto (other than the Canadian Borrower or any Subsidiary) the right to terminate, any such lease, license, franchise, charter, authorization, contract or agreement (in each case, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, the PPSA or other Applicable Laws in any relevant jurisdiction); provided, however, that the Collateral (including, without limitation, goods, chattel paper, investment property, documents of title, instruments, money and intangibles (each as defined in the PPSA)) shall include (and such security interest shall attach) at such time as the contractual prohibition shall no longer be applicable and to the extent severable, shall attach to any portion of any lease, license, franchise, charter, authorization, contract, agreement or other asset not subject to the prohibitions specified above; provided, further, that the exclusions referred to in this definition shall not include any proceeds of any such lease, license, franchise, charter, authorization, contract or agreement the assignment of which is expressly deemed effective under Applicable Law notwithstanding such prohibition (unless such proceeds or receivables would independently constitute Excluded Assets);

1.1.126.2	~~1.1.124.2~~(i) Equity Interests in excess of 65% of the total issued and outstanding voting Equity Interests of (x) a CFC or (y) any CFC Holdco, (ii) Equity Interests in any Person (other than any Subsidiary Guarantor, any Wholly Owned Restricted Subsidiaries of the Canadian Borrower or any Subsidiary Guarantors that are Material Subsidiaries), (iii) Equity Interests in any Excluded Subsidiary (other than (A) any Subsidiary that is not a U.S. Subsidiary or Canadian Subsidiary or (B) a CFC Holdco or (C) any Subsidiary which is an Excluded Subsidiary solely pursuant to clause (k) of the Definition of Excluded Subsidiary), (iv) Equity Interests in partnerships, joint ventures or any non-Wholly Owned Subsidiaries which cannot be pledged without the consent of one or more third-parties, (v) Equity Interests of any Subsidiary of the Canadian Borrower that is a Subsidiary of an Excluded Subsidiary and (vi) Margin Stock;

1.1.126.3	~~1.1.124.3~~any “intent-to-use” application for registration of a trademark or service mark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d), or an “Amendment to Allege Use” pursuant to Section 1(c), of the Lanham Act or similar applications pursuant to any Applicable Laws in any other applicable jurisdiction, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such application under Applicable Laws;

1.1.126.4	~~1.1.124.4~~(i) any leasehold interest (including any ground lease interest) in real property (it being agreed that no Obligor shall be required to deliver landlord or other third party lien waivers, estoppels or collateral access letters), (ii) any fee interest in owned real property (subject to the requirements of Section 14.1.9 and Section 14.1.10 with respect to Material Real Property) and (iii) any fixtures affixed to any real property to the extent a security interest in such fixtures may not be perfected by a UCC-1 or PPSA financing statement in the jurisdiction of organization of the applicable Obligor or jurisdiction where such real property is located, as applicable, or, solely in the case of fixtures affixed to any Material Real Property, to the extent a security interest in such fixtures may not be perfected by the recording of a Mortgage or the filing of a fixture filing in the jurisdiction where such Material Real Property is located; provided that Excluded Assets shall not include any real property subject to a Mortgage or other Material Real Property for which the Administrative Agent has requested a valid and perfected Lien pursuant to Section 14.1.9 or Section 14.1.10;

1.1.126.5	~~1.1.124.5~~vehicles, goods and other assets subject to certificates of title or ownership and aircraft;

1.1.126.6	~~1.1.124.6~~non-U.S. and non-Canadian intellectual property (to the extent a security interest therein cannot be perfected by filing a Uniform Commercial Code or PPSA financing statement), in relation to US Subsidiaries, letters of credit and letter of credit rights that do not constitute supporting obligations in respect of other Collateral (including, without limitation, goods, chattel paper, investment property, documents of title, instruments, money and intangibles (each as defined in the PPSA)), except to the extent such letter of credit rights may be perfected by the filing of a Uniform Commercial Code financing statement;

1.1.126.7	~~1.1.124.7~~in relation to US Subsidiaries, commercial tort claims that, in the reasonable determination of the Canadian Borrower, are not expected to result in a judgment (or settlement) in excess of C$5,000,000;

1.1.126.8	~~1.1.124.8~~goods, chattel paper, investment property, documents of title, instruments, money, intangibles and other assets for which the grant of a Security Interest therein would result in material adverse tax or regulatory costs or consequences as reasonably determined by the Canadian Borrower in consultation with the Administrative Agent;

1.1.126.9	~~1.1.124.9~~any preferred stock issued by GFL Holdco (US), LLC; and

1.1.126.10	~~1.1.124.10~~particular goods, chattel paper, investment property, documents of title, instruments, money, intangibles and other assets as agreed between the Canadian Borrower and the Administrative Agent if and for so long as, in the reasonable judgment of the Administrative Agent and the Canadian Borrower, the cost, difficulty, burden or consequences of obtaining, perfecting or maintaining a security interest in such assets exceeds the practical benefits to the Lenders afforded thereby; provided, however, that Excluded Assets shall not include any proceeds of any Excluded Assets referred to in any clause of this Section ~~1.1.124~~ 1.1.126 (unless such proceeds would constitute Excluded Assets referred to in any such clause).

1.1.127	~~1.1.125~~“Excluded Contribution” means

1.1.127.1	~~1.1.125.1~~the cash, Cash Equivalents or other assets (valued at their fair market value as determined in good faith by the Canadian Borrower) received by the Canadian Borrower after the Closing Date from:

1.1.127.1.1	~~1.1.125.1.1~~contributions in respect of Qualified Equity Interests; and

1.1.127.1.2	~~1.1.125.1.2~~the sale (other than to a Subsidiary of the Canadian Borrower or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Qualified Equity Interests of the Canadian Borrower, plus

1.1.127.2	~~1.1.125.2~~the net cash proceeds received by the Canadian Borrower or any of its Restricted Subsidiaries from issuances of debt securities or Disqualified Equity Interests incurred or issued by the Canadian Borrower or any of the Guarantors that have been converted into or exchanged for Qualified Equity Interests of the Canadian Borrower or any direct or indirect parent thereof, in each case, so long as same is designated as Excluded Contributions pursuant to a certificate of a Responsible Officer.

1.1.128	~~1.1.126~~“Excluded Subsidiary” means (a) Immaterial Subsidiaries, (b) Unrestricted Subsidiaries, (c) any Subsidiary that is prohibited or restricted by Applicable Law, rule, regulation or Contractual Obligation (so long as, in respect to any such Contractual Obligation, such prohibition existed on the Closing Date or, if later, on the date the applicable Subsidiary is acquired and is not incurred in contemplation of such acquisition) from providing a Guarantee or that would require a governmental (including regulatory) consent, approval, license or authorization in order to provide a Guarantee (including, in each case, under any financial assistance, corporate benefit or thin capitalization rule), in each case, for so long as such prohibition or circumstance exists, (d) any Subsidiary that is not a Wholly Owned Subsidiary of the Canadian Borrower or any Guarantor, (e) any Subsidiary that is neither a US Subsidiary nor a Canadian Subsidiary, (f) any US Subsidiary that is a Subsidiary of CFC, (g) any CFC Holdco, (h) any Subsidiary that is a not-for-profit organization, (i) any Subsidiary that is a Captive Insurance Subsidiary, (j) any Subsidiary that is a special purpose entity for a securitization transaction or a similar special purpose, (k) any Subsidiary with respect to which providing a Guarantee would result in material adverse tax consequences (including as a result of Section 956 of the Code or any similar Applicable Law in any applicable jurisdiction) to the Canadian Borrower or any of its Subsidiaries as reasonably determined by the Canadian Borrower (in consultation with the Administrative Agent), (l) any Special Purpose Finance Subsidiary, and (m) any other Subsidiary with respect to which, as reasonably determined by the Administrative Agent and the Canadian Borrower, the burden or cost of providing a Guarantee outweighs the benefits afforded to the Lenders thereby.

1.1.129	~~1.1.127~~“Excluded Taxes” means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), capital Taxes imposed under any applicable Canadian federal or provincial law, in each case by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its Applicable Lending Office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located, (c) in the case of a Foreign Lender, any withholding tax imposed under Part XIII of the Income Tax Act (Canada) or any successor provision thereto as a result of (i) any person not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with an Obligor, (ii) any person being a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of an Obligor or not dealing at arm’s length (for the purposes of the Income Tax Act (Canada)) with a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of an Obligor or (iii) is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 18.2.5, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 18.2.1, and (d) any Taxes imposed pursuant to FATCA.

1.1.130	~~1.1.128~~“Executive Order” means the Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism.

1.1.131	~~1.1.129~~“Existing Indebtedness” means the Indebtedness of any Obligor as of the date hereof described in Schedule 2.1.25.

1.1.132	~~1.1.130~~“Facility A Advance” means (a) a direct advance by a Lender to the Canadian Borrower by way of Canadian Rate Advance, Daily Compounded CORRA Advance, Term CORRA Advance, US Base Rate Advance or SOFR Advance pursuant to Section 3.2, (b~~) the Acceptance of Bankers’ Acceptances pursuant to Section 10.1 and BA Equivalent Advances pursuant to Section 10.3, (c~~) the issuance of a Letter of Credit pursuant to ARTICLE 11, and (d) unless the context otherwise requires, a Swingline Advance.

1.1.133	~~1.1.131~~“Facility A Available Commitment” except for the purposes of Section ~~9.12.1~~9.13.1, means at any time, with respect to all the Lenders, (i) the amount at such time of the Facility A Total Commitment, less (ii) the amount of the Facility A Loan at such time (excluding the amount of the Swingline Loan at such time), less (iii) the Swingline Limit; and with respect to any one Lender, the amount of the Facility A Available Commitment multiplied by the Facility A Participation of such Lender.

1.1.134	~~1.1.132~~“Facility A Availability Period” means the period commencing on the date of this Agreement and ending on September 27, 2026.

1.1.135	~~1.1.133~~“Facility A Commitment” in relation to a Lender means at any time the amount set opposite its name in Schedule 1.1.74 in respect of Facility A Commitment less any amount by which it has been cancelled, terminated or reduced in accordance with this Agreement plus any amount by which it has been increased pursuant to an Accordion Notice in accordance with Section 3.10, as it may be adjusted pro rata or otherwise further to an assignment or otherwise.

1.1.136	~~1.1.134~~“Facility A Credit” means the committed revolving credit facility in the maximum amount of ONE BILLION TWO HUNDRED AND FIVE MILLION CDOLLARS (C$1,205,000,000), as such maximum amount may be reduced or increased from time to time pursuant to the terms hereof, which the Lenders will make available to the Canadian Borrower pursuant to, and in accordance with the terms of, ARTICLE 3 and the other provisions of this Agreement.

1.1.137	~~1.1.135~~“Facility A Letter of Credit” means a financial or performance letter of credit or guarantee denominated in CDollars or USDollars, having a term of up to 365 days and an expiry date not later than the Facility A Maturity Date, issued by the Issuing Bank pursuant to Facility A Credit in accordance with Sections 11.1 and 11.7 for the account of the Canadian Borrower (a) in which the Lenders under Facility A Credit participate pursuant to Section 11.2, (b) which is (i) a standby letter of credit or letter of guarantee, or (ii) a commercial letter of credit, in favour of a seller of goods, for the purchase of goods in the ordinary course of business of an Obligor, excluding for the purpose of guaranteeing obligations of any Person other than an Obligor or Person that is the subject of a pending Permitted Acquisition, or (iii) which is a standby letter of credit or letter of guarantee in respect of obligations of an Obligor or of a Person that is the subject of a pending Permitted Acquisition, in each case incurred pursuant to contracts to which such Obligor or such Person is or proposes to become a party in the ordinary course of its business or in respect of other lawful obligations of such Obligor or such Person in the ordinary course of its business, and (c) which may, at the request of the Canadian Borrower, be issued on behalf of a Person that is the subject of a pending Permitted Acquisition.

1.1.138	~~1.1.136~~“Facility A Loan” means the aggregate amount of (a) the amount of all Facility A Advances outstanding at such time in CDollars by way of Canadian Rate Loan, ~~plus (b) to the extent not included in paragraph (a) of this Section 1.1.136~~Daily Compounded CORRA Loan and Term CORRA Loan, ~~the face amount of all Bankers’ Acceptances which have been accepted by a Lender under the Facility A Credit, prior to their respective maturity dates,~~ plus ~~(c~~plus (b) the Equivalent Amount in CDollars of the aggregate amount in USDollars outstanding by way of US Base Rate Loan and SOFR Loan under Facility A Credit, plus (~~d~~c) the Letter of Credit Exposure in respect of all Facility A Letters of Credit at such time.

1.1.139	~~1.1.137~~“Facility A Maturity Date” means the Facility A Termination Date.

1.1.140	~~1.1.138~~“Facility A Participation” of a Lender means the percentage of the Facility A Total Commitment, excluding the Swingline Limit, indicated opposite its name in Schedule 1.1.74 with respect to its Facility A Commitment, as it may be adjusted pro rata or otherwise further to an assignment or otherwise or, as the context requires, the amount of such Facility A Participation in any Facility A Advance or in any repayment thereof, provided that any ~~Bankers’ Acceptances~~ Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans outstanding on the Closing Date shall be excluded from the calculation of a Facility A Participation of a Lender until the applicable Conversion Date, Rollover Date or maturity thereof, as applicable.

1.1.141	~~1.1.139~~“Facility A Termination Date” means, at any time, the last day of the Facility A Availability Period.

1.1.142	~~1.1.140~~“Facility A Total Commitment” means at any time the aggregate of the Facility A Commitments of all the Lenders, less any amount by which it shall have been cancelled, terminated or reduced pursuant to this Agreement plus any amount by which it has been increased pursuant to an Accordion Notice in accordance with Section 3.10 of this Agreement. For the purpose of the calculation set forth in Section 3.9.2, the Facility A Total Commitment shall be deemed to include the Swingline Limit.

1.1.143	~~1.1.141~~“Facility B Credit” means the revolving performance letter of credit facility committed under the Original Credit Agreement.

1.1.144	~~1.1.142~~“Facility B Letter of Credit” means a performance letter of credit or guarantee issued under the Facility B Credit under the Original Credit Agreement.

1.1.145	~~1.1.143~~“Facility C Advance” means a direct advance by BMO to the US Borrower by way of US Prime Rate Advance or SOFR Advance pursuant to Section 5.2.1.

1.1.146	~~1.1.144~~“Facility C Available Commitment” except for the purposes of Section ~~9.12.2~~9.13.2, means at any time, with respect to BMO, the amount at such time of the Facility C Total Commitment less the amount of the Facility C Loan at such time.

1.1.147	~~1.1.145~~“Facility C Availability Period” means the period commencing on the date of this Agreement and ending on September 27, 2026.

1.1.148	~~1.1.146~~“Facility C Commitment” means at any time the amount set opposite BMO’s name in Schedule 1.1.74 in respect of Facility C Commitment less any amount by which it has been cancelled, terminated or reduced in accordance with this Agreement, as it may be adjusted pro rata or otherwise further to an assignment or otherwise.

1.1.149	~~1.1.147~~“Facility C Credit” means the committed revolving credit facility in the maximum amount of TWENTY-FIVE MILLION USDOLLARS (US$25,000,000), as such maximum amount may be reduced from time to time pursuant to the terms hereof, which BMO will make available to the US Borrower pursuant to, and in accordance with the terms of, ARTICLE 5 and the other provisions of this Agreement.

1.1.150	~~1.1.148~~“Facility C Loan” means the aggregate amount of all Facility C Advances outstanding at such time in USDollars by way of US Prime Rate Loan and SOFR Loan under Facility C Credit.

1.1.151	~~1.1.149~~“Facility C Maturity Date” means the Facility C Termination Date.

1.1.152	~~1.1.150~~“Facility C Participation” means the percentage of the Facility C Total Commitment indicated opposite BMO’s name in Schedule 1.1.74 with respect to its Facility C Commitment, as it may be adjusted pro rata or otherwise further to an assignment or otherwise or, as the context requires, the amount of such Facility C Participation in any Facility C Advance or in any repayment thereof.

1.1.153	~~1.1.151~~“Facility C Termination Date” means, at any time, the last day of the Facility C Availability Period.

1.1.154	~~1.1.152~~“Facility C Total Commitment” means at any time the aggregate of the Facility C Commitments of BMO, less any amount by which it shall have been cancelled, terminated or reduced pursuant to this Agreement.

1.1.155	~~1.1.153~~“Facility D Advance” means a direct advance by a Lender to the US Borrower by way of US Prime Rate Advance or SOFR Advance pursuant to Section 6.2.1.

1.1.156	~~1.1.154~~“Facility D Available Commitment” except for the purposes of Section ~~9.12.3~~9.13.3, means at any time, with respect to all the Lenders, the amount at such time of the Facility D Total Commitment less the amount of the Facility D Loan at such time; and with respect to any one Lender, the amount of the Facility D Available Commitment multiplied by the Facility D Participation of such Lender.

1.1.157	~~1.1.155~~“Facility D Availability Period” means the period commencing on the date of this Agreement and ending on September 27, 2026.

1.1.158	~~1.1.156~~“Facility D Commitment” in relation to a Lender means at any time the amount set opposite its name in Schedule 1.1.74 in respect of Facility D Commitment less any amount by which it has been cancelled, terminated or reduced in accordance with this Agreement, as it may be adjusted pro rata or otherwise further to an assignment or otherwise.

1.1.159	~~1.1.157~~“Facility D Credit” means the committed revolving credit facility in the maximum amount of FIFTY MILLION USDOLLARS (US$50,000,000), as such maximum amount may be reduced from time to time pursuant to the terms hereof, which the Lenders will make available to the US Borrower pursuant to, and in accordance with the terms of, ARTICLE 6 and the other provisions of this Agreement.

1.1.160	~~1.1.158~~“Facility D Loan” means the aggregate amount of all Facility D Advances outstanding at such time in USDollars by way of US Prime Rate Loan and SOFR Loan under Facility D Credit.

1.1.161	~~1.1.159~~“Facility D Maturity Date” means the Facility D Termination Date.

1.1.162	~~1.1.160~~“Facility D Participation” of a Lender means the percentage of the Facility D Total Commitment indicated opposite its name in Schedule 1.1.74 with respect to its Facility D Commitment, as it may be adjusted pro rata or otherwise further to an assignment or otherwise or, as the context requires, the amount of such Facility D Participation in any Facility D Advance or in any repayment thereof.

1.1.163	~~1.1.161~~“Facility D Termination Date” means, at any time, the last day of the Facility D Availability Period.

1.1.164	~~1.1.162~~“Facility D Total Commitment” means at any time the aggregate of the Facility D Commitments of all the Lenders, less any amount by which it shall have been cancelled, terminated or reduced pursuant to this Agreement.

~~1.1.163~~	~~“Facility E Advance” means (a) a direct advance by a Lender to the Canadian Borrower by way of Canadian Rate Advance, and (b) the Acceptance of Bankers’ Acceptances pursuant to Section 10.1 and BA Equivalent Advances pursuant to Section 10.3.~~

~~1.1.164~~	~~“Facility E Available Commitment” except for the purposes of Section 9.12.4, means at any time, with respect to all the Lenders, the amount at such time of the Facility E Total Commitment less the amount of the Facility E Loan at such time; and with respect to any one Lender, the amount of the Facility E Available Commitment multiplied by the Facility E Participation of such Lender.~~

~~1.1.165~~	~~“Facility E Availability Period” means the period commencing on September 27, 2021 and ending the date of the Second Amending Agreement.~~

~~1.1.166~~	~~“Facility E Commitment” in relation to a Lender means at any time the amount set opposite its name in Schedule 1.1.74 in respect of Facility E Commitment less any amount by which it has been cancelled, terminated or reduced in accordance with this Agreement, as it may be adjusted pro rata or otherwise further to an assignment or otherwise.~~

~~1.1.167~~	~~“Facility E Credit” means the committed non-revolving term credit facility in the maximum amount of SEVEN HUNDRED AND SEVENTY-FIVE MILLION CDOLLARS (C$775,000,000), as such maximum amount may be reduced from time to time pursuant to the terms hereof, which the Lenders will make available to the Canadian Borrower pursuant to, and in accordance with the terms of, ARTICLE 7 and the other provisions of this Agreement.~~

~~1.1.168~~	~~“Facility E Loan” means the aggregate amount of (a) the amount of all Facility E Advances outstanding at such time in CDollars by way of Canadian Rate Loan,~~ plus ~~(b) to the extent not included in paragraph (a) of this Section 1.1.168, the face amount of all Bankers’ Acceptances which have been accepted by a Lender under the Facility E Credit, prior to their respective maturity dates.~~

~~1.1.169~~	~~“Facility E Maturity Date” means September 27, 2026.~~

~~1.1.170~~	~~“Facility E Participation” of a Lender means the percentage of the Facility E Total Commitment indicated opposite its name in Schedule 1.1.74 with respect to its Facility E Commitment, as it may be adjusted pro rata or otherwise further to an assignment or otherwise or, as the context requires, the amount of such Facility E Participation in any Facility E Advance or in any repayment thereof.~~

~~1.1.171~~	~~“Facility E Termination Date” means, at any time, the last day of the Facility E Availability Period.~~

~~1.1.172~~	~~“Facility E Total Commitment” means at any time the aggregate of the Facility E Commitments of all the Lenders, less any amount by which it shall have been cancelled, terminated or reduced pursuant to this Agreement.~~

1.1.165	“Facility E Credit” means the non-revolving term facility committed under the Original Credit Agreement.

1.1.166	~~1.1.173~~“FATCA” means Section 1471 through Section 1474 of the Code as in effect on the date hereof or any amended or successor provision that is substantively comparable and not materially more onerous to comply with any current or future regulations promulgated thereunder or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor provision described above) and any intergovernmental agreement with implementing the foregoing) and any law, regulation or practice adopted pursuant to any such intergovernmental agreement.

1.1.167	~~1.1.174~~“FCPA” means the United States Foreign Corrupt Practices Act of 1977 (Pub. L. No. 95213, §§ 101.104), as amended.

1.1.168	~~1.1.175~~“Fee Letter” means the fee letter issued by BMO and accepted by the Canadian Borrower on or about September 7, 2021, as it may be amended, supplemented or restated from time to time.

1.1.169	~~1.1.176~~“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any Business Day on which such rate is not so published by the Federal Reserve Bank of New York, from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

1.1.170	~~1.1.177~~“Fifth ARCA” shall have the meaning ascribed to such term in the recitals.

1.1.171	~~1.1.178~~“Financial Covenants” shall have the meaning ascribed to such term in Section 14.2.2.

1.1.172	~~1.1.179~~“Financial Lease” means a lease of an asset providing the right of use of such asset, that has the economic characteristics of asset ownership, with a term of not less than 75% of the asset’s useful life, the present value of lease payments thereunder must be not less than 90% of the asset’s market value at the time of entering into the lease and the lessee must acquire, or have the right to acquire, ownership of the asset at the end of the lease term.

1.1.173	~~1.1.180~~“Financial Lease Obligation” means, as to any Person, the obligations of such Person under a Financial Lease, provided that the amount of such obligations shall be the capitalized amount thereof, determined in accordance with Applicable Accounting Principles.

1.1.174	~~1.1.181~~“First Lien Intercreditor Agreement” means the first lien intercreditor agreement dated September 30, 2016 among the Canadian Borrower, the Guarantors, the Administrative Agent, the administrative agent under the Term Loan Agreement and Computershare Trust Company, N.A. as collateral agent under the Senior Secured Notes, as such agreement has been and may be further amended, restated, supplemented, amended and restated or otherwise modified from time to time.

1.1.175	“Floor” means the rate per annum of interest equal to 0.00%.

1.1.176	~~1.1.182~~“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Canadian Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Canadian Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

1.1.177	~~1.1.183~~“Foreign Plan” means any retirement benefit or pension plan maintained or contributed to by, or entered into with, the Canadian Borrower or any Restricted Subsidiary with respect to any employees employed outside the United States or Canada other than a retirement benefit or pension plan maintained exclusively by a Governmental Authority.

1.1.178	~~1.1.184~~“Former Lender” means a Lender under the Third ARCA, Fourth ARCA or Fifth ARCA that is not a Lender as of the Closing Date.

1.1.179	~~1.1.185~~“Fourth ARCA” shall have the meaning ascribed to such term in the recitals.

1.1.180	~~1.1.186~~“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

1.1.181	~~1.1.187~~“GAAP” means, at the option of the Canadian Borrower, (i) IFRS or (ii) Canadian accounting standards for private enterprises, in each case as in effect from time to time in Canada, applicable to the relevant period, applied in a consistent manner from period to period.

1.1.182	~~1.1.188~~“Governmental Authority” means the government of Canada or the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

1.1.183	~~1.1.189~~“Group” means the Canadian Borrower and its Restricted Subsidiaries from time to time.

1.1.184	~~1.1.190~~“Guarantees” means, with respect to any Person, any debt of another Person which such guaranteeing Person has guaranteed or in respect of which such guaranteeing Person is liable, contingently or otherwise, including, without limitation, liable by way of agreement to purchase property or services which amounts to indirectly guaranteeing such other Person’s obligations, to provide funds for payment, to supply funds to or otherwise invest in or lend to such other Person, or otherwise to assure a creditor of such other Person against loss, other than endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee shall be deemed to be the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing Person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by the Administrative Agent, in good faith.

1.1.185	~~1.1.191~~“Guarantors” means collectively (i) each Person named on Schedule ~~1.1.191~~1.1.185, (ii) each other Person who shall become a Guarantor in accordance with the provisions of this Agreement, (iii) the Canadian Borrower with respect to its Guarantee of the Obligations of the US Borrower, and (iv) any successor of any Guarantor and including any corporation resulting from the amalgamation or merger of a corporate Guarantor with any Person.

1.1.186	~~1.1.192~~“Hazardous Materials” means:

1.1.186.1	~~1.1.192.1~~any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls, and radon gas;

1.1.186.2	~~1.1.192.2~~any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous waste”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, “toxic substances”, “toxic pollutants”, “contaminants”, or “pollutants”, or words of similar import, under any applicable Environmental Law; and

1.1.186.3	~~1.1.192.3~~any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority.

1.1.187	~~1.1.193~~“Hedge Provider” means, at any time and in respect of any Permitted Hedging Agreement, the counterparty party to such Permitted Hedging Agreement at such time with any member of the Group.

1.1.188	~~1.1.194~~“Hedging Agreement” means any currency or interest rate swap agreement, spot, future, forward or other foreign exchange arrangement, rate cap, rate floor or forward rate agreement or other rate protection transaction, repurchase or reverse repurchase agreement, commodity option or any derivative, combination or option in respect of, or agreement similar to, any of the foregoing.

1.1.189	~~1.1.195~~“High Yield Notes” means, collectively, any high yield notes outstanding as of the Closing Date (including any Senior Secured Notes) and any other high yield notes permitted to be incurred in compliance with the provisions of Section 14.3.1.14 of this Agreement.

1.1.190	~~1.1.196~~“IFRS” International Financing Reporting Standards in effect from time to time.

1.1.191	~~1.1.197~~“Immaterial Subsidiaries” means any Restricted Subsidiary with respect to which, as of the last day of the most recently ended applicable test period on or prior to the date of determination, Adjusted EBITDA or Consolidated Total Assets attributable to such Restricted Subsidiary for the period of four consecutive fiscal quarters ending on such date does not exceed 2.5% of the Adjusted EBITDA or Consolidated Total Assets of the Canadian Borrower and the Restricted Subsidiaries for such period; provided that if the aggregate Adjusted EBITDA or Consolidated Total Assets attributable to Restricted Subsidiaries that are Immaterial Subsidiaries shall exceed 5.0% of Adjusted EBITDA or Consolidated Total Assets of the Canadian Borrower and its Restricted Subsidiaries for such four-quarter period, then the Canadian Borrower shall re-designate one or more of such Restricted Subsidiaries to not be Immaterial Subsidiaries within twenty (20) Business Days after delivery of the Compliance Certificate for such fiscal quarter such that only Restricted Subsidiaries as shall then have aggregate Adjusted EBITDA and or Consolidated Total Assets of 5.0% or less of the Adjusted EBITDA and Consolidated Total Assets of the Canadian Borrower and the Restricted Subsidiaries shall constitute Immaterial Subsidiaries.

1.1.192	~~1.1.198~~“Indebtedness” means, in respect of any Obligor, without duplication (in each case, whether such obligation is with full or limited recourse):

1.1.192.1	~~1.1.198.1~~any obligation of such Obligor for borrowed money;

1.1.192.2	~~1.1.198.2~~any obligation of such Obligor evidenced by a bond, debenture, note or other similar instrument but excluding the amortizing note portion of any TEUs;

1.1.192.3	~~1.1.198.3~~any obligation of such Obligor to pay the deferred purchase price of property or services, including without limitation any account payables but excluding any earnout payment or similar type of payment in connection with a Permitted Acquisition;

1.1.192.4	~~1.1.198.4~~Financial Lease Obligations of such Obligor;

1.1.192.5	~~1.1.198.5~~any obligation of such Obligor to reimburse any other Person in respect of amounts drawn or drawable under any letter of credit or other guarantee or surety or similar bond or under any bankers’ or trade acceptance issued or accepted by such other Person, whether contingent or non-contingent;

1.1.192.6	~~1.1.198.6~~all obligations of such Obligor to purchase, redeem, retire, decrease or otherwise make any payment in respect of any Equity Interests of or other ownership or profit interest in such Obligor or any other Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary liquidation preference plus accrued and unpaid dividends, but excluding obligations under TEUs;

1.1.192.7	~~1.1.198.7~~any obligation of such Obligor to purchase securities or other property that arises out of or in connection with the sale of the same or substantially similar securities or property;

1.1.192.8	~~1.1.198.8~~any indebtedness of others secured by a Lien on any Asset of such Obligor, including Purchase Money Mortgages;

1.1.192.9	~~1.1.198.9~~any indebtedness of others guaranteed by such Obligor;

1.1.192.10	~~1.1.198.10~~all obligations and liabilities of such Obligor in respect of “Specified Transactions” (as such term is defined in the 2002 Master Agreement published by the International Swaps and Derivatives Association, Inc.), including without limitation, the Permitted Hedging Agreements; and

1.1.192.11	~~1.1.198.11~~all obligations of such Obligor under Other Leases.

1.1.193	~~1.1.199~~“Indemnified Taxes” means Taxes other than Excluded Taxes.

1.1.194	~~1.1.200~~“Intercreditor Agreement” means the second amended and restated intercreditor agreement dated August 2, 2018 between the Canadian Borrower, the US Borrower, the Guarantors, the Administrative Agent, the Lenders and the Hedge Providers.

1.1.195	~~1.1.201~~“Interest Bearing Debt” of the Canadian Borrower shall include, on a consolidated basis: (i) obligations of the Canadian Borrower, its Restricted Subsidiaries and any Sustainability Entity referred to in subsection (ii) of such definition for borrowed money in respect of which the principal bears interest; (ii) indemnity or reimbursement obligations to financial institutions and bonding companies who issued letters of credit or letters of guarantee and surety and similar bonds for the account of the Canadian Borrower or any of its Restricted Subsidiaries, other than such obligations in respect of undrawn letters of credit or letters of guarantee and surety and similar bonds; (iii) obligations secured by Purchase Money Mortgage or obligations representing the deferred purchase price of property or services acquired by the Canadian Borrower or any of its Restricted Subsidiaries, other than trade accounts payable by the Canadian Borrower or any of its Restricted Subsidiaries arising in the ordinary course of business, (iv) obligations of the Canadian Borrower or any of its Restricted Subsidiaries under bankers’ acceptances, depository bills or depository notes ~~(as these latter two expressions are defined in the DBNA)~~, (v) Financial Lease Obligations of the Canadian Borrower or any of its Restricted Subsidiaries; (vi) obligations of the Canadian Borrower or any of its Restricted Subsidiaries under Other Leases; (vii) obligations of the Canadian Borrower or any of its Restricted Subsidiaries evidenced by bonds, debentures or promissory notes; and (viii) the maximum fixed redemption or repurchase price of redeemable Equity Interests of the Canadian Borrower which is redeemable at the option of the holder thereof, is redeemable on a fixed date or is redeemable during fixed intervals, in each case prior to the Maturity Date, but excluding obligations under TEUs or short term non-interest bearing liabilities and future income taxes (both current and long term), in each case all as is required to be disclosed in the financial statements or notes thereto of the Canadian Borrower or any of its Restricted Subsidiaries in accordance with Applicable Accounting Principles. Notwithstanding the foregoing, in respect of any Sustainability Entity referred to in subsection (ii) of such definition, the amount of Interest Bearing Debt to be included pursuant to this definition shall be the amount thereof that is proportionate to the Equity Interest held by the Canadian Borrower or the applicable Restricted ~~Subsdiary~~ Subsidiary in such Sustainability Entity. Interest Bearing Debt shall be determined for the Canadian Borrower on a consolidated basis by reference to the Canadian Borrower, all of its Restricted Subsidiaries and the proportionate amount in respect of any Sustainability Entity referred to in subsection (ii) of such definition.

1.1.196	~~1.1.202~~“Interest Coverage Ratio” means the ratio of Adjusted EBITDA to Consolidated Interest Expense.

1.1.197	~~1.1.203~~“Interest Payment Date” means (a) in respect of a Canadian Rate Loan, a US Base Rate Loan and a US Prime Rate Loan, the last day of each and every month; ~~and (b~~(b) in respect of a Term CORRA Loan and a Daily Compounded CORRA Loan, the last day of each Interest Period therefor, (c) in respect of a SOFR Loan, the last day of each Interest Period applicable to such SOFR Loan and, if the applicable Interest Period is longer than 3 months, each day prior to the last day of such Interest Period that occurs at three (3) month intervals after the first day of such Interest Period, (~~c~~d) in respect of Facility A Credit, the Facility A Maturity Date, (~~d~~e) in respect of Facility C Credit, the Facility C Maturity Date, and (~~e~~f) in respect of Facility D Credit, the Facility D Maturity Date.

1.1.198	~~1.1.204~~“Interest Period” means:

1.1.198.1	~~1.1.204.1~~with respect to each Canadian Rate Advance, US Base Rate Advance and US Prime Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

~~1.1.204.2~~	~~with respect to each Bankers’ Acceptance and BA Equivalent Advance, the period selected by the Borrower hereunder and being 1, 2 or 3 months’ duration, subject to availability, commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance;~~

1.1.198.2	~~1.1.204.3with respect to a SOFR Loan Portion~~with respect to a Term CORRA Advance, the period commencing on the date such ~~SOFR Loan Portion~~ Term CORRA Advance is advanced, continued, or created by Conversion and ending on the numerically corresponding day in the calendar month that is ~~1~~one (1) or three (3) months thereafter, ~~3 or 6 months thereafter, as specified in the applicable Notice of Borrowing, Notice of Conversion or Notice of Rollover; and~~as specified in the applicable Notice of Borrowing, Notice of Conversion or Notice of Rollover;

1.1.198.3	with respect to a Daily Compounded CORRA Advance, the period commencing on the date such Daily Compounded CORRA Advance is advanced, continued, or created by Conversion and ending on the numerically corresponding day in the calendar month that is one (1) or three (3) months thereafter, as specified in the applicable Notice of Borrowing, Notice of Conversion or Notice of Rollover; and

1.1.198.4	with respect to a SOFR Loan Portion, the period commencing on the date such SOFR Loan Portion is advanced, continued, or created by Conversion and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter, as specified in the applicable Notice of Borrowing, Notice of Conversion or Notice of Rollover;

1.1.198.5	~~1.1.204.4~~with respect to a Letter of Credit, the period commencing on the date of issuance of the Letter of Credit and terminating on the last day that the Letter of Credit is outstanding;

provided that:

1.1.198.6	~~1.1.204.5~~no Interest Period shall extend beyond the final maturity date of the relevant Advance;

1.1.198.7	~~1.1.204.6~~whenever the last day of any Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall be extended to the next succeeding Business Day, provided that, if such extension would cause the last day of an Interest Period for a Daily Compounded CORRA Advance, a Term CORRA Advance or a SOFR Loan Portion to occur in the following calendar month, the last day of such Interest Period shall be the immediately preceding Business Day; ~~and~~

1.1.198.8	~~1.1.204.7~~for purposes of determining an Interest Period for a Daily Compounded CORRA Advance, a Term CORRA Advance or a SOFR Loan Portion, a month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided that if there is no numerically corresponding day in the month in which such an Interest Period is to end or if such an Interest Period begins on the last Business Day of a calendar month, then such Interest Period shall end on the last Business Day of the calendar month in which such Interest Period is to end~~.~~ ; and

1.1.198.9	no tenor that has been removed from this definition pursuant to Section 18.6.4 or Section 18.8.4 shall be available for specification in the Notice of Borrowing, Notice of Conversion or Notice of Rollover.

1.1.199	~~1.1.205~~“IP Rights” shall have the meaning ascribed to such term in Section 2.1.13.

1.1.200	~~1.1.206~~“IRS” means the Internal Revenue Service of the United States.

1.1.201	~~1.1.207~~“ISDA Master Agreement” means the applicable standard Master Agreement of the International Swap and Derivatives Association, Inc. in effect from time to time and includes all its schedules, credit support annexes and all confirmations documented pursuant thereto.

1.1.202	~~1.1.208~~“Issuing Bank” means the Person named elsewhere in this Agreement as the issuer of Letters of Credit on the basis that it is “fronting” for other Lenders and not on the basis that it is the attorney of other Lenders to sign Letters of Credit on their behalf, or any successor issuer of Letters of Credit. For greater certainty, where the context requires, references to “Lenders” include the Issuing Bank. BMO is an Issuing Bank. Barclays Bank PLC is an Issuing Bank solely under the Facility A Credit, provided that Barclays Bank PLC issues standby Letters of Credit only. JPMorgan Chase Bank, N.A., Toronto Branch is an Issuing Bank.

1.1.203	~~1.1.209~~“ITA” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time.

1.1.204	~~1.1.210~~“Joint Venture” means (a) any Person which would constitute an “equity method investee” of the Canadian Borrower or any of the Restricted Subsidiaries and (b) any Person in whom the Canadian Borrower or any of the Restricted Subsidiaries beneficially owns any Equity Interest that is not a Subsidiary.

1.1.205	~~1.1.211~~“LCA Election” shall have the meaning ascribed to such term in 1.15.

1.1.206	~~1.1.212~~“LCA Test Date” shall have the meaning ascribed to such term in 1.15.

1.1.207	~~1.1.213~~“Lender’s Proportionate Share” means, in respect of each Lender at any time:

1.1.207.1	~~1.1.213.1~~prior to the Administrative Agent making a declaration under Section 16.2, in the case of any determination to be made with respect to the Facility A Credit, the proportion that its Facility A Commitment at such time bears to the Facility A Total Commitment at such time, but in each case excluding the Swingline Limit;

1.1.207.2	~~1.1.213.2~~prior to the Administrative Agent making a declaration under Section 16.2, in the case of any determination to be made with respect to the Facility C Credit, the proportion that its Facility C Commitment at such time bears to the Facility C Total Commitment at such time;

1.1.207.3	~~1.1.213.3~~prior to the Administrative Agent making a declaration under Section 16.2, in the case of any determination to be made with respect to the Facility D Credit, the proportion that its Facility D Commitment at such time bears to the Facility D Total Commitment at such time;

~~1.1.213.4~~	~~prior to the Administrative Agent making a declaration under Section 16.2, in the case of any determination to be made with respect to the Facility E Credit, the proportion that its Facility E Commitment at such time bears to the Facility E Total Commitment at such time;~~

1.1.207.4	~~1.1.213.5~~prior to the Administrative Agent making a declaration under Section 16.2, in the case of any determination to be made with respect to any other amounts to be advanced or received hereunder, the proportion that its Commitment at such time bears to the Total Commitment at such time; and

1.1.207.5	~~1.1.213.6~~after the Administrative Agent makes a declaration under Section 16.2, in the case of any determination to be made hereunder, the proportion that the Obligations owing to each Lender bears to all Obligations;

and the terms “rateable” and “rateably” shall have the corresponding meanings.

1.1.208	~~1.1.214~~“Lenders” means, collectively, all of the banks and other financial institutions named as lenders on the signature pages of this Agreement and other lenders party from time to time hereto and their respective successors and Eligible Assignees and “Lender” means any one of them. When used in connection with “Hedging Agreements”, the term “Lender” shall include Affiliate of a Lender. When used in connection with the Guarantees or the Security Documents, the term “Lender” shall include counterparty to a Hedging Agreement, provided that the counterparty was a Lender or an Affiliate of a Lender at the time such Hedging Agreement was entered into. For greater certainty, without limiting the generality of the foregoing, the term “Lenders” includes BMO, in its capacity as Issuing Bank and Swingline Lender.

1.1.209	~~1.1.215~~“Lenders’ Counsel” means Davies Ward Phillips & Vineberg LLP and, in respect of any jurisdiction other than Ontario, Alberta and British Columbia, such other counsel in such jurisdiction as may be retained as counsel by or on behalf of the Administrative Agent and the Lenders.

1.1.210	~~1.1.216~~“Letter of Credit” means a Facility A Letter of Credit which is outstanding from time to time; and “Letters of Credit” means collectively all of the Facility A Letters of Credit which are outstanding from time to time.

1.1.211	~~1.1.217~~“Letter of Credit Application” has the meaning ascribed to such term in Section 11.7.1.

1.1.212	~~1.1.218~~“Letter of Credit Commission” means the letter of credit commission payable pursuant to Section 11.9.1.

1.1.213	~~1.1.219~~“Letter of Credit Exposure” means, at a particular time in respect of Facility A Letters of Credit, the sum of (i) the undrawn and unexpired aggregate amount of all Facility A Letters of Credit outstanding in CDollars plus the Equivalent Amount in CDollars of all Facility A Letters of Credit outstanding in USDollars; and (ii) the aggregate amount of drawings under the Facility A Letters of Credit in CDollars plus the Equivalent Amount in CDollars of drawings under the Facility A Letters of Credit in USDollars which have not been reimbursed pursuant to Section 11.8.2.

1.1.214	~~1.1.220~~“Leverage Ratio” means the ratio of Total Net Funded Debt to Adjusted EBITDA.

1.1.215	~~1.1.221~~“Lien” means a mortgage, hypothec, legal hypothec, prior claim, pledge, lien, charge or encumbrance, whether fixed or floating, on, or any security interest in any property, whether immovable or real, movable or personal, or mixed, tangible or intangible or a pledge or hypothecation thereof or trust or presumed trust or any other mechanism or right benefiting the holder thereof or any conditional sale agreement or other title retention agreement or equipment trust relating thereto or any Financial Lease.

1.1.216	~~1.1.222~~“Limited Condition Transaction” means any Permitted Acquisition or Investment permitted by this Agreement, in each case whose consummation is not conditioned on the availability of, or on obtaining, third party financing.

1.1.217	~~1.1.223~~“Loan” means at any time the aggregate of the Facility A Loan, the Facility C Loan, the Facility D ~~Loan, the Facility E~~ Loan and, unless the context otherwise requires or already included in the Facility A Loan, the Swingline Loan, at such time.

1.1.218	~~1.1.224~~“Loan Documents” means, collectively, this Agreement, the Security Documents, the Letter of Credit Applications, the Permitted Hedging Agreements, the Fee Letter, the Intercreditor Agreement, the First Lien Intercreditor Agreement, the Secured Cash Management Agreements and all other documents, instruments and agreements (including without limitation any Guarantee) executed and delivered by any Obligor in connection directly or indirectly with this Agreement, any Borrowing, the Bank Products or otherwise referred to or contemplated under or by this Agreement or any such documents, instruments or agreements.

1.1.219	~~1.1.225~~“Management Equityholders” means any of (i) any current or former director, officer, employee or member of management of the Canadian Borrower or any of its Subsidiaries or any direct or indirect parent thereof who, at any time, is an investor in the Canadian Borrower or any direct or indirect parent thereof, (ii) any trust, partnership, limited liability company, corporate body or other entity established by any such director, officer, employee or member of management of the Canadian Borrower or any of its Subsidiaries (or by any Person described in the succeeding clauses (iii) and (iv), as applicable) to hold an investment in the Canadian Borrower or any direct or indirect parent thereof in connection with such Person’s estate or tax planning, (iii) any spouse, parents or grandparents of any such director, officer, employee or member of management of the Canadian Borrower or any of its Subsidiaries and any and all descendants of the foregoing, together with any spouse of any of the foregoing Persons, who are transferred an investment in the Canadian Borrower or any direct or indirect parent thereof by any such director, officer, employee or member of management of the Canadian Borrower or any of its Subsidiaries in connection with such Person’s estate or tax planning and (iv) any Person who acquires an investment in the Canadian Borrower or any direct or indirect parent thereof by will or by the Applicable Laws of intestate succession as a result of the death of an employee of the Canadian Borrower or any of its Subsidiaries.

1.1.220	~~1.1.226~~“Margin Stock” has the meaning set forth in Regulation U of the FRB, or any successor thereto.

1.1.221	~~1.1.227~~“Material Acquisition” means a Permitted Acquisition for which the Acquisition Consideration is greater than US$1,000,000,000 (excluding expenses of the Acquisition).

1.1.222	~~1.1.228~~“Material Adverse Effect” means a change or changes in or effect(s) on, either individually or in the aggregate, the business, assets, liabilities, financial position or operating results of the Group taken as a whole, which materially adversely affect(s) or could reasonably be expected to materially adversely affect the ability of any Obligor to perform its material obligations under this Agreement and the other Loan Documents in accordance with the respective terms thereof or the validity or enforceability of any of this Agreement or the other Loan Documents.

1.1.223	~~1.1.229~~“Material Contract” means (i) on the Closing Date, the contracts listed in Schedule 2.1.24; and (ii) after the Closing Date, any contract from which the Obligors derived more than ten percent (10%) of their consolidated revenues for the fiscal year of the Canadian Borrower most recently ending.

1.1.224	~~1.1.230~~“Material Debt Instrument” means any physical instrument evidencing obligations in excess of C$5,000,000.

1.1.225	~~1.1.231~~“Material Real Property” means (i) real property that has a net book value in excess of US$30,000,000 that (A) is owned by an Obligor or is acquired by an Obligor or (B) is owned by a Person that becomes a Subsidiary after the date hereof as a result of an Acquisition; and (ii) real property owned by an Obligor, in respect of which mortgages were granted to the Administrative Agent prior to September 30, 2016 and are listed in Schedule 2.1.11, but excluding, in each case, real property that is located in a Mortgage Tax Jurisdiction provided that, in the case of a real property located in any Other Mortgage Tax State (as defined in the definition of “Mortgage Tax Jurisdiction”) the applicable mortgage recording tax, intangible tax, documentary tax or similar tax would exceed US$250,000.

1.1.226	~~1.1.232~~“Material Subsidiary” means any Restricted Subsidiary that is not an Immaterial Subsidiary.

1.1.227	~~1.1.233~~“Maturity Date” means (i) in respect of the Facility A Credit, the Facility A Maturity Date, (ii) in respect of the Facility C Credit, the Facility C Maturity Date, and (iii) in respect of the Facility D Credit, the Facility D Maturity Date~~, and (iv) in respect of the Facility E Credit, the Facility E Maturity Date~~.

1.1.228	~~1.1.234~~“Minimum Guarantor Requirement” has the meaning ascribed to such term in Section 14.1.9.7

1.1.229	~~1.1.235~~“Minor Title Defects” means title defects or irregularities which are of a minor nature and in the aggregate will not substantially impair the use of the property affected by such title defect or irregularity for the purposes for which it is held by the owner thereof, nor substantially diminish any Security Interests for the benefit of the Administrative Agent and the Lenders thereon.

1.1.230	~~1.1.236~~“Moody’s” means Moody’s Investors Service and its successors.

1.1.231	~~1.1.237~~“Mortgage Tax Jurisdiction” shall mean Alabama, Florida, Minnesota, New York, Oklahoma, Tennessee, Virginia, Washington, D.C., Georgia, Maryland and any other state in the United States (“Other Mortgage Tax State”) that imposes a mortgage recording tax, intangible tax, documentary tax or similar tax in connection with the execution or filing of a mortgage, deed of trust, deed to secure debt or similar instrument.

1.1.232	~~1.1.238~~ “Multiemployer Plan” means any multiemployer plan as defined in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA, to which the Canadian Borrower, any Guarantor or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

1.1.233	~~1.1.239~~“Municipal Waste Contract” means any contract or franchise agreement with a municipality or a Producer Responsibility Organization for waste management services, including collection, hauling, disposal and/or processing services, or any local ordinance granting an exclusive waste management services franchise, including collection, hauling disposal and/or processing services.

1.1.234	~~1.1.240~~“Net Funded Secured Debt” means the sum of (i) Total Net Funded Debt in respect of which the Canadian Borrower or any Restricted Subsidiary has provided a Security Interest against any of its Assets including Indebtedness under this Agreement and under the Term Loan Agreement, plus (ii) Financial Leases, plus (iii) the amount by which the obligations of all Obligors under Other Leases, in the aggregate, exceeds the greater of (a) C$200,000,000, and (b) 7.5% of Consolidated Total Assets.

1.1.235	~~1.1.241~~“Net Income” – means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

1.1.236	~~1.1.242~~“Non-Debt Fund Affiliate” means an Affiliate of any Equity Sponsor that is neither the Canadian Borrower, a Subsidiary nor an Affiliated Debt Fund.

1.1.237	~~1.1.243~~“Non-Funding Lender” means any Lender: (a) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents; (b) that has given verbal or written notice to the Borrower, the Administrative Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party; (c) with respect to which a voluntary or involuntary case with respect to it or any Person that directly or indirectly Controls such Lender under any Debtor Relief Laws has been commenced or a custodian, conservator, receiver or similar official is appointed for such Lender or any Person that directly or indirectly Controls such Lender or any substantial part of their assets; (d) that has become the subject of a Bail-In Action; (e) with respect to which the Administrative Agent or the Issuing Bank has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities; or (f) with respect to which the Administrative Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable chance that such Lender shall become a “Non-Funding Lender” pursuant to any of (a), (b), (c) or (d) above and that such Lender has been deemed a “Non-Funding Lender”.

1.1.238	~~1.1.244~~“Notice of Borrowing” means an irrevocable notice addressed to the Administrative Agent in substantially the form of Schedule 3.2 with respect to Facility A Credit, in substantially the form of Schedule 5.2 with respect to Facility C Credit, and in substantially the form of Schedule 6.2 with respect to Facility D ~~Credit, and in substantially the form of Schedule 7.2 with respect to Facility E~~ Credit, in each case specifying in respect of a proposed Borrowing the Drawdown Date, the amount, the proposed currency, if applicable, and, in respect of a proposed Borrowing to which Adjusted Term SOFR ~~(~~, Adjusted Daily Compounded CORRA or Adjusted Term CORRA (in each case, plus the Applicable Margin) will be applicable, the initial Interest Period~~, and. in respect of a proposed Borrowing by way of Acceptances under the Facility A Credit, the Banking Day upon which the Bankers’ Acceptances will mature~~.

1.1.239	~~1.1.245~~“Notice of Conversion” means (i) an irrevocable notice delivered to the Administrative Agent by the Canadian Borrower pursuant to Section 3.8 substantially in the form of Schedule 3.8, (ii) an irrevocable notice delivered to the Administrative Agent by the US Borrower pursuant to Section 5.6 substantially in the form of Schedule 5.6, and (iii) an irrevocable notice delivered to the Administrative Agent by the US Borrower pursuant to Section 6.6 substantially in the form of Schedule 6. ~~and (iv) an irrevocable notice delivered to the Administrative Agent by the Canadian Borrower pursuant to Section 7.6 substantially in the form of Schedule 7.~~6.

1.1.240	~~1.1.246~~“Notice of Optional Repayment” means (i) an irrevocable notice delivered to the Administrative Agent by the Canadian Borrower pursuant to Section 8.2 substantially in the form of Schedule 8.2, (ii) an irrevocable notice delivered to the Administrative Agent by the US Borrower pursuant to Section 8.4 substantially in the form of Schedule 8.4, (iii) an irrevocable notice delivered to the Administrative Agent by the US Borrower pursuant to Section 8.6 substantially in the form of Schedule 8.6 and (iv) an irrevocable notice delivered to the Administrative Agent by the Canadian Borrower pursuant to Section ~~8.9~~ 8.7 substantially in the form of Schedule ~~8.9~~8.7.

1.1.241	~~1.1.247~~“Notice of Rollover” means (i) an irrevocable notice delivered to the Administrative Agent by the Canadian Borrower pursuant to Section ~~10.2~~8.12, Section ~~10.3~~ 8.13 or Section 8.14 substantially in the form of Schedule ~~8.14~~8.7(A), (ii) an irrevocable notice delivered to the Administrative Agent by the US Borrower pursuant to Section ~~8.14~~ 8.12 substantially in the form of Schedule ~~8.14~~8.7(C) or Schedule 8.7(D).

1.1.242	~~1.1.248~~“Obligations” means, in respect of the Obligors, in each case whether now existing or hereafter arising, the aggregate outstanding principal of and interest on the Loan (including for greater certainty the Swingline Loan), the Letter of Credit Exposure, Permitted Hedging Agreement Obligations, Secured Cash Management Agreements up to an aggregate amount of C$10,000,000, all interest accrued and to accrue thereon and all other amounts owing or which may become owing by the Obligors, or any one or more of them, to the Administrative Agent, the Lenders and the Hedge Providers, or any one or more of them, or any of their respective Affiliates, under or pursuant to this Agreement, the Permitted Hedging Agreements and the other Loan Documents (including without limitation any Guarantee and the Erroneous Payment Subrogation Rights) and under or pursuant to any Bank Products provided by a Lender, a Former Lender or any of its Affiliates, including without limitation, fees, expenses, indemnities and contingent liabilities, and all covenants and other obligations of the Obligors, or any one or more of them, to the Administrative Agent, the Lenders and the Hedge Providers, or any one or more of them, or any of their Affiliates under or pursuant to this Agreement, the other Loan Documents and the Bank Products.

1.1.243	~~1.1.249~~“Obligors” means, collectively, the Canadian Borrower, the US Borrower and each of the Guarantors.

1.1.244	~~1.1.250~~“OFAC” has the meaning specified in the definition of “Sanctions Applicable Laws and Regulations.”

1.1.245	~~1.1.251~~“OID” means original issue discount.

1.1.246	~~1.1.252~~“Optional Repayment Date” means each day which the Borrower has notified the Administrative Agent in a Notice of Optional Repayment as the date on which the Borrower shall repay the Borrowings under the Facility A Credit, or a portion thereof, in accordance with Section 8.2, the Facility C Credit, or a portion thereof, in accordance with Section 8.4~~,~~ or the Facility D Credit, or a portion thereof, in accordance with Section 8.6 ~~or the Facility E Credit, or a portion thereof, in accordance with Section 8.8~~.

1.1.247	~~1.1.253~~“Original Credit Agreement” shall have the meaning ascribed to such term in the recitals.

1.1.248	~~1.1.254~~“Other Applicable Indebtedness” shall have the meaning ascribed to such term in Section 14.3.1.23.

1.1.249	~~1.1.255~~“Other Lease” means any lease determined in accordance with Applicable Accounting Principles other than (i) a Financial Lease and (ii) a lease that in accordance with Applicable Accounting Principles is an exempt or excluded lease.

1.1.250	~~1.1.256~~“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

1.1.251	~~1.1.257~~“Participant” shall have the meaning ascribed to such term in Section 23.4.

1.1.252	~~1.1.258~~“Payment Recipient” shall have the meaning ascribed to such term in Section 12.13.1.

1.1.253	~~1.1.259~~“PBGC” means the Pension Benefit Guaranty Corporation.

1.1.254	~~1.1.260~~“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan or a Foreign Plan, that is subject to Title IV of ERISA or Section 412 of the Code and is sponsored or maintained by the Canadian Borrower, any Guarantor or any ERISA Affiliate or to which the Canadian Borrower, any Guarantor or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time in the preceding five plan years.

1.1.255	~~1.1.261~~“Permitted Acquisition” means an acquisition permitted under Section 14.3.10.

1.1.256	~~1.1.262~~“Permitted Hedging Agreement” means a Hedging Agreement entered into by any member of the Group with a Lender, a lender under the Term Loan, a Hedge Provider that was permitted as a Hedge Provider prior to the Closing Date pursuant to the Original Credit Agreement or, in each case, its respective Affiliate, for hedging currency, interest rate, fuel price or other commodity price fluctuations in respect of the business of the Canadian Borrower and its Subsidiaries and not for speculation, and includes, for greater certainty, any Hedging Agreements entered into by any member of the Group, before or after the date of this Agreement, for hedging currency with respect to the High Yield Notes or the Term Loan

1.1.257	~~1.1.263~~“Permitted Hedging Agreement Obligations” means all amounts due and payable from time to time by any member of the Group in respect of Permitted Hedging Agreements.

1.1.258	~~1.1.264~~“Permitted Holder” means any of (i) any Equity Sponsor, any of its Affiliates and any funds, investment vehicles or partnerships managed, advised or sub-advised by any of them or any of their respective Affiliates, but not including, however, any portfolio operating company of any of the foregoing, (ii) the Management Equityholders, (iii) the Permitted Transferees of any of the foregoing Persons and (iv) any “group” (within the meaning of Section 13(d) or Section 14(d) of the Exchange Act) of which any of the foregoing are members; provided that in the case of such “group” and without giving effect to the existence of such “group” or any other “group,” such Persons specified in clauses (i), (ii), and/or (iii) above, collectively, have beneficial ownership, directly or indirectly, of more than 50% of the aggregate ordinary voting power for election of directors represented by the issued and outstanding Equity Interests of the Canadian Borrower held, directly or indirectly, by such “group.”

1.1.259	~~1.1.265~~“Permitted Liens” means, as at any time, any one or more of the following:

1.1.259.1	~~1.1.265.1~~reservations in any original grants from the Crown of any land or interest therein, statutory exceptions to title and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title;

1.1.259.2	~~1.1.265.2~~servitudes or easements of rights of way for purposes of public utility, or for encroachments, rights of view or otherwise, including, without in any way limiting the generality of the foregoing, the sewers, drains, gas and water mains, steam transport, electric light and power or telephone and telegraph conduits, poles and cables, pipelines or zoning restrictions affecting the use of the immovable or real properties of the Canadian Borrower or a Restricted Subsidiary which will not materially or adversely impair the use for which any one of the immovable or real properties of the Canadian Borrower or such Restricted Subsidiary is intended nor substantially diminish any Liens thereon;

1.1.259.3	~~1.1.265.3~~any Lien arising by law for Taxes not yet due or, if due and immediate payment is not required by the relevant Governmental Authority, the validity of which is being contested diligently and in good faith by or on behalf of the Canadian Borrower or a Restricted Subsidiary by proper legal proceedings, provided the action to enforce the same has not proceeded to final non-appealable judgment and adequate provision has been made for the payment thereof in accordance with Applicable Accounting Principles;

1.1.259.4	~~1.1.265.4~~any Lien arising by law out of any judgment rendered or claim filed against the Canadian Borrower or a Restricted Subsidiary, which the Canadian Borrower or such Restricted Subsidiary or others on its behalf shall be contesting diligently and in good faith by proper legal proceedings, provided the action to enforce the same has not proceeded to final non-appealable judgment and adequate provision has been made for the payment thereof in accordance with Applicable Accounting Principles;

1.1.259.5	~~1.1.265.5~~any Lien arising by law of any craftsman, workman, builder, contractor, supplier of materials, architect, engineer or subcontractor or any other similar Lien related to the construction or the renovation of any property, provided that such Lien secures an obligation of the Canadian Borrower or a Restricted Subsidiary whose term has not expired or that the Canadian Borrower or such Restricted Subsidiary is not in default to perform same, or if its term has expired or the Canadian Borrower or such Restricted Subsidiary is in default to perform same, provided that such Obligor commences action within a delay of less than fifteen (15) days of its registration or publication to cause its cancellation or radiation unless the validity of such Lien is being contested diligently and in good faith by or on behalf of such Restricted Subsidiary by proper legal proceedings, provided the action to enforce the same has not proceeded to final non-appealable judgment and adequate provision has been made for the payment thereof in accordance with Applicable Accounting Principles;

1.1.259.6	~~1.1.265.6~~Minor Title Defects;

1.1.259.7	~~1.1.265.7~~the pledges or deposits (i) of cash, Cash Equivalents or securities made pursuant to Applicable Laws relating to workmen’s compensation or similar Applicable Laws or provided to Governmental Authorities as required under Environmental Laws, or deposits of cash made in good faith in connection with offers, tenders, leases or contracts (excluding, however, the borrowing of money or the repayment of money borrowed) and deposits of cash or securities in order to secure appeal bonds or bonds required in respect of judicial proceedings and (ii) in the ordinary course of business securing liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty or liability insurance to the Canadian Borrower or any Subsidiaries or any other insurance or self-insurance arrangements;

1.1.259.8	~~1.1.265.8~~undetermined or inchoate Liens, arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which, although filed or registered, relate to obligations not due or delinquent;

1.1.259.9	~~1.1.265.9~~the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licences, franchises, grants or permits, which affect any land, to terminate any such leases, licences, franchises, grants or permits or to require annual or other payments as a condition to the continuance thereof;

1.1.259.10	~~1.1.265.10~~securities to public utilities or Governmental Authorities when required by the utility or Governmental Authority in connection with the supply of services or utilities to the Canadian Borrower or a Restricted Subsidiary in the operation of its business;

1.1.259.11	~~1.1.265.11~~any Liens granted pursuant to PMSI Indebtedness that complies with the requirements of Section 14.3.1.3, and any Lien granted as part of any refunding or renewal of the outstanding amount secured by such a PMSI Indebtedness provided such Lien is restricted to the same collateral and the obligations of the Canadian Borrower or any Restricted Subsidiary under such PMSI Indebtedness are permitted under this Agreement;

1.1.259.12	~~1.1.265.12~~any conditional sales agreement or other title retention agreement (including any Financial Lease ) with respect to assets of the Canadian Borrower or a Restricted Subsidiary acquired after the date of this Agreement provided the obligations of the Canadian Borrower or any Restricted Subsidiary under such conditional sales agreement or other title retention agreement are permitted under this Agreement;

1.1.259.13	~~1.1.265.13~~Security Interests for the benefit of the Administrative Agent, the Lenders and the Hedge Providers, or any of them, or their Affiliates securing the Obligations;

1.1.259.14	~~1.1.265.14~~the Liens described in Schedule 2.1.9 which have been approved by the Administrative Agent, subject to those Liens required to be discharged being discharged within the period provided for in Schedule 2.1.9;

1.1.259.15	~~1.1.265.15~~any Liens granted to secure Indebtedness and other obligations incurred pursuant to Section 14.3.1.6;

1.1.259.16	~~1.1.265.16~~the Liens in respect of Indebtedness under the Term Loan and Liens in favour of Persons who are Term Loan Lenders or their Affiliates in respect of Hedging Agreements and Cash Management Services required or permitted to be secured under the Term Loan Agreement provided that any such Liens securing such Indebtedness that is secured by all or a portion of the Collateral shall be on a pari passu basis (but without regard to control of remedies) with the Obligations shall be subject to the First Lien Intercreditor Agreement and any replacement inter-creditor agreement upon substantially the same terms and conditions as determined by the Administrative Agent acting reasonably in connection with any refinancing, replacement or restructuring of the Term Loan for all or any portion of the Indebtedness under the Term Loan in accordance with Section 14.3.1.18;

1.1.259.17	~~1.1.265.17~~any Liens existing on property at the time of its acquisition or existing on the property (or Equity Interests) of any Person at the time such Person becomes a Restricted Subsidiary, in each case after the date hereof (but excluding Liens deemed to be incurred upon the designation (or re-designation) of an Unrestricted Subsidiary as a Restricted Subsidiary); provided that (i) other than with respect to Indebtedness incurred pursuant to Section 14.3.1.16, such Lien was not created in contemplation of such acquisition or such Person becoming a Restricted Subsidiary, (ii) such Lien does not extend to or cover any other property of the Borrower or any Restricted Subsidiary other than the Person(s) acquired and/or formed to make such acquisitions and Subsidiaries of such Person(s) (other than the proceeds or products thereof and, except in the case of a Guarantor, other than after-acquired property of and Equity Interests in such acquired Restricted Subsidiary (it being understood and agreed to the extent such Lien secures assumed Indebtedness that is of a nature contemplated by Section 14.3.1.15 consisting of Financial Leases or PMSI Indebtedness, any such individual financings by any lender may be cross-collateralized to other financings of such type provided by such lender or its Affiliates)) and (iii) the Indebtedness secured thereby is permitted under Section 14.3.1.15, 14.3.1.16 or 14.3.1.17;

1.1.259.18	~~1.1.265.18~~Liens on Permitted Securitization Transferred Assets arising in connection with a Permitted Receivables Facility to the extent the Special Purpose Finance Subsidiary is a Restricted Subsidiary;

1.1.259.19	~~1.1.265.19~~Liens on the Equity Interests in the Special Purpose Finance Subsidiary arising in connection with a Permitted Receivables Facility;

1.1.259.20	~~1.1.265.20~~Liens evidenced by filings of PPSA financing statements or similar public filings or registrations relating to Other Leases permitted under this Agreement; and

1.1.259.21	~~1.1.265.21~~the Liens in respect of secured Indebtedness permitted under this Agreement.

1.1.260	~~1.1.266~~“Permitted Note Redemption” means a redemption of High Yield Notes permitted pursuant to Section 14.3.16.

1.1.261	~~1.1.267~~"Permitted Receivables Facility" means any one or more receivables financings of the Canadian Borrower or any other Obligor in which the Canadian Borrower and/or such Obligor sells, conveys or otherwise contributes Permitted Securitization Transferred Assets to a Special Purpose Finance Subsidiary, provided that the aggregate face value of Permitted Securitization Transferred Assets sold, conveyed or otherwise contributed from time to time and which remain outstanding at any time shall not exceed C$750,000,000, which Special Purpose Finance Subsidiary then (i) sells any such Permitted Securitization Transferred Assets (or an interest therein) to one or more Receivables Financiers , (ii) borrows from such Receivables Financiers and secures such borrowings by granting a security interest in such Permitted Securitization Transferred Assets or (iii) otherwise finances its acquisitions of such Permitted Securitization Transferred Assets and, in connection therewith, creates or conveys an interest in such Permitted Securitization Transferred Assets (and possibly all of the Special Purpose Finance Subsidiary’s property and assets) to such Receivables Financiers; provided that (1) such receivables financings shall not involve any recourse to the Canadian Borrower or any of the Obligors for any reason other than (A) with respect to the performance by the Canadian Borrower or an Obligor of its obligations under the related transaction documents (which may include the obligation to repurchase ineligible receivables, servicing obligations and customary indemnification obligations but which will not include any obligation to indemnify for credit losses on Permitted Securitization Transferred Assets or for losses on any Indebtedness issued or incurred by a Special Purpose Finance Subsidiary or the Receivables Financiers), (B) recourse in the form of credit enhancement (in whatever form, including overcollateralization, excess spread, a cash reserve or a subordinated loan) in an amount not to exceed at any time an amount, together with the amount of any investment made by the Canadian Borrower or any Obligor contemplated in Section 14.3.15.11, equal to 25% of the value of the Permitted Securitization Transferred Assets and (C) a customary performance guarantee by the Canadian Borrower of the obligations of any Obligor becoming an originator and/or servicer under such Permitted Receivables Facility delivered in favor of the Special Purpose Finance Subsidiary.

1.1.262	~~1.1.268~~“Permitted Securitization Transferred Assets” means, with respect to the Canadian Borrower or any other Obligor, the Canadian Borrower’s or such Obligor’s accounts receivable, trade receivables, notes receivable, together with certain assets relating thereto (including, if applicable, any deposit accounts established solely for purposes of the Permitted Receivables Facility to which collections on such receivables are deposited) and the right to collections thereon.

1.1.263	~~1.1.269~~“Permitted Transferees” means (a) in the case of any of the Equity Sponsors, (i) any Affiliate of any of the Equity Sponsors (other than any portfolio operating company of any of the foregoing), (ii) any managing director, general partner, limited partner, director, officer or employee of an Equity Sponsor or any Person described in clause (i) above (collectively, the “Sponsor Associates”), (iii) the heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of any Sponsor Associate and (iv) any trust, the beneficiaries of which, or a corporation or partnership, the stockholders or partners of which, include only a Sponsor Associate, his or her spouse, parents, siblings, members of his or her immediate family (including adopted children and step children) and/or direct lineal descendants; and (b) in the case of any Management Equityholder, (i) his or her executor, administrator, testamentary trustee, heirs, legatee or beneficiaries, (ii) his or her spouse, parents, siblings, members of his or her immediate family (including adopted children and step children) and/or direct lineal descendants or (iii) a trust, the beneficiaries of which, or a corporation or partnership, the stockholders or partners of which, include only a Management Equityholder, as applicable, and his or her spouse, parents, siblings, members of his or her immediate family (including adopted and step children) and/or direct lineal descendants.

1.1.264	~~1.1.270~~“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

1.1.265	~~1.1.271~~“PMSI Indebtedness” shall have the meaning ascribed to such term in Section 14.3.1.3.

1.1.266	“PPSA” mans the Personal Property Security Act (Ontario) and comparable legislation in any other province of Canada.

1.1.267	~~1.1.272~~“Proceeds of Realization” in respect of the Security Documents or any portion thereof, means all amounts received by the Administrative Agent or any Lender in connection with:

1.1.267.1	~~1.1.272.1~~any realization of the Collateral pursuant to the Security Documents, whether occurring as a result of enforcement or otherwise;

1.1.267.2	~~1.1.272.2~~any sale, expropriation, loss or damage or other disposition of the Collateral or any portion thereof; or

1.1.267.3	~~1.1.272.3~~the dissolution, liquidation, bankruptcy or winding-up of any Obligor or any other Person which has provided security pursuant to any Security Documents or a Guarantee in respect of the Canadian Borrower or the US Borrower, as the case may be, or any other distribution of the Collateral to such creditors;

and all other amounts which are expressly deemed to constitute “Proceeds of Realization” in this Agreement.

1.1.268	~~1.1.273~~“Producer Responsibility Organization” means any singular Person or a collective or cooperative of Persons that collect certain legally mandated products and packaging as a result of Applicable Laws regarding extended producer responsibility including Ontario’s Blue Box Regulation O.Reg. 391/21 and other recycling and producer responsibility legislation.

1.1.269	~~1.1.274~~“Pro Forma Basis” where used in this Agreement is determined in accordance with Section 1.7.

1.1.270	~~1.1.275~~“Projected Run Rate EBITDA” means, with respect to any Municipal Waste Contract, Put-or-Pay Agreement or Sustainability Project for any 12-month period, the Adjusted EBITDA which the Canadian Borrower reasonably estimates will be generated by and attributable to the relevant contract or project for the 12-month period commencing on (i) in respect of any Municipal Waste Contract or Put-or-Pay Agreement, the first day of the fourth month after the Service Commencement Date for such contract and (ii) in respect of any Sustainability Project, the first day of the fiscal quarter immediately following the fiscal quarter in which the applicable Commercial Operations Date occurs.

1.1.271	~~1.1.276~~“Purchase Money Mortgage” means a Security Interest charging a fixed or capital Asset acquired by the Canadian Borrower or a Restricted Subsidiary after the date of this Agreement, which is granted or assumed by such Restricted Subsidiary or which arises by operation of law, in favour of the transferor substantially concurrently with and for the purpose of the acquisition of such Asset, in each case where (i) the principal amount secured by such Security Interest secures part of the purchase price of such Asset acquired and is not in excess of one hundred percent (100%) of the cost to the Canadian Borrower or such Restricted Subsidiary of the Asset acquired; and (ii) such Security Interest extends only to the Asset acquired and the proceeds of disposition, expropriation and insurance thereof, and (iii) the Indebtedness secured by such Security Interest is incurred substantially concurrently with, or no later than two hundred and seventy (270) days after, the applicable acquisition, lease, construction, repair, replacement or improvement.

1.1.272	~~1.1.277~~“Put-or-Pay Agreement” means, with respect to the Canadian Borrower and its Restricted Subsidiaries, any put-or-pay volume contract, entered into by the Canadian Borrower or any Restricted Subsidiary with a counterparty other than a municipality, pursuant to which the counterparty retains the Canadian Borrower or Restricted Subsidiary, as applicable, or retains the counterparty, to provide waste management services including collection, hauling, disposal or processing services and guarantees a minimum tonnage for such services or payment in lieu of such services.

1.1.273	~~1.1.278~~“Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests.

1.1.274	~~1.1.279~~"Receivables Financier" means one or more Persons who are not Subsidiaries or Affiliates of the Canadian Borrower and who are regularly engaged in the business of receivables securitization, which may include one or more asset-backed commercial paper conduits or commercial banks.

1.1.275	~~1.1.280~~“Reimbursement Obligation” means the obligation of the Canadian Borrower to reimburse the Issuing Bank pursuant to Section 11.8.

1.1.276	~~1.1.281~~“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, partners, employees, agents and advisors of such Person and of such Person’s Affiliates.

1.1.277	~~1.1.282~~“Release” means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, pour, emit, empty, throw, dump, place and exhaust, and when used as a noun has a similar meaning.

~~1.1.283~~	~~“Relevant Governmental Body” means (except for the purposes of Section 18.6) the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.~~

1.1.278	~~1.1.284~~“Replacement Lender” shall have the meaning ascribed to such term in Section 24.3.2.

1.1.279	~~1.1.285~~“Reportable Event” means, with respect to any Pension Plan, any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the thirty (30) day notice period has been waived.

1.1.280	~~1.1.286~~“Required Approvals” shall have the meaning specified in Section 2.1.4.

1.1.281	~~1.1.287~~“Required Lenders” means at any time (including after the occurrence of any Event of Default):

1.1.281.1	~~1.1.287.1~~if there are two Lenders or less, all the Lenders; or

1.1.281.2	~~1.1.287.2~~if there are more than two Lenders, the Lenders having greater than 50% of the Total Commitment at such time; provided, however, that when an Event of Default has occurred and is continuing or as and from the time the Facility A Total Commitment, the Facility C Total Commitment~~,~~ and the Facility D ~~Total Commitment and the Facility E~~ Total Commitment has been cancelled or terminated pursuant to this Agreement, “Required Lenders” shall mean at any time Lenders who at such time have advanced greater than 50% of the aggregate of the Loan.

1.1.282	~~1.1.288~~“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

1.1.283	~~1.1.289~~“Responsible Officer” means, with respect to any Person, the president, the chief executive officer, a vice president, the chief financial officer or the secretary of such Person or, in the case of a limited partnership, of its general partner, provided that, with respect to financial matters, it shall mean the chief financial officer or the treasurer of such Person, or, if such Person has no chief financial officer or treasurer, the chief executive officer of such Person;

1.1.284	~~1.1.290~~“Restricted Subsidiary” means the US Borrower and any other Subsidiary of the Canadian Borrower other than an Unrestricted Subsidiary;

1.1.285	~~1.1.291~~“Rollover Advance” means ~~the renewal of an Acceptance under the Facility A Credit, or a portion thereof, in accordance with Section 10.2 or Section 10.3 or~~ a rollover of a SOFR Loan, or a portion thereof, in accordance with Section 8.12 or a rollover of a Term CORRA Loan, or a portion thereof, in accordance with Section 8.13 or a rollover of a Daily Compounded CORRA Loan, or a portion thereof, in accordance with Section 8.14.

1.1.286	~~1.1.292~~“Rollover Date” means a day which (i) the Canadian Borrower has notified the Administrative Agent in a Notice of Rollover as the date on which the Canadian Borrower will ~~renew an Acceptance under the~~ rollover a Term CORRA Loan or Daily Compounded CORRA Loan under Facility A ~~Credit or the Facility E~~ Credit, or a portion thereof, in accordance with Section ~~10.2~~ 8.13 or Section ~~10.3~~ 8.14 or rollover of a SOFR Loan under the Facility A Credit, or a portion thereof, in accordance with Section ~~8.14~~8.12, or (ii) the US Borrower has notified the Administrative Agent in a Notice of Rollover as the date on which the US Borrower will renew a SOFR Loan under the Facility C Credit or the Facility D Credit, or a portion thereof, in accordance with Section ~~8.14~~8.12.

1.1.287	~~1.1.293~~“S&P” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc., and its successors.

1.1.288	~~1.1.294~~“Sanctions Applicable Laws and Regulations” means any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Executive Order, the USA PATRIOT Act of 2001 (the “PATRIOT Act”), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.) or any other law or executive order relating to economic or financial sanctions administered by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, ~~Her~~ His Majesty’s Treasury, the Canadian Government (including the Department of Foreign Affairs and International Trade Canada and the Department of Public Safety Canada) or other relevant sanctions authority.

1.1.289	~~1.1.295~~“SDN” has the meaning specified in the definition of “Designated Person.”

1.1.290	~~1.1.296~~“SEC” means the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

1.1.291	~~1.1.297~~“Secured Cash Management Agreement” means any agreement with respect to Cash Management Services provided to the Canadian Borrower or a Guarantor by a Lender or an Affiliate of a Lender or by a Former Lender that has entered into a blocked account agreement or deposit account control agreement in favour of the Administrative Agent.

1.1.292	~~1.1.298~~“Secured Parties” means collectively the Administrative Agent, the Lenders, the Hedge Providers, the Lenders and Former Lenders providing Cash Management Services under Secured Cash Management Agreements and the Lenders and Former Lenders providing any Bank Products.

1.1.293	~~1.1.299~~“Security Documents” means the collective reference to the agreements and instruments listed in Schedule 15.1, all amendments, supplements, restatements and other modifications thereof, and each other agreement or writing pursuant to which an Obligor grants a Security Interest to or for the benefit of the Administrative Agent and the Lenders, or any of them, alone or together with any other Person or Persons, in any of its Assets securing all or part of the Obligations.

1.1.294	~~1.1.300~~“Security Interest” means a hypothec, mortgage, pledge, fixed or floating charge, assignment by way of security or any other security interest securing payment or performance of an obligation.

1.1.295	~~1.1.301~~“Seller Subordinated Debt” means Indebtedness of an Obligor to a seller in connection with any Permitted Acquisition which has been subordinated and made junior to the payment and performance in full in cash of the Obligations, and evidenced as such by a subordination agreement on terms and containing subordination provisions satisfactory to the Administrative Agent.

1.1.296	~~1.1.302~~“Senior Secured Notes” means any High Yield Notes which are secured against the assets of the Canadian Borrower or any other Obligor, provided that such security is subject to the First Lien Intercreditor Agreement.

1.1.297	~~1.1.303~~“Service Commencement Date” means, with respect to any Municipal Waste Contract or Put-or-Pay Agreement, the date that the provision of the services required under such contract has commenced.

1.1.298	~~1.1.304~~“Sixth ARCA” shall have the meaning ascribed to such term in the recitals.

1.1.299	~~1.1.305~~“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

1.1.300	~~1.1.306~~“SOFR Advance” means an Advance in USDollars to which a rate based on Adjusted Term SOFR is applicable.

1.1.301	~~1.1.307~~“SOFR Loan” means a Loan in USDollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to Adjusted Term SOFR.

1.1.302	~~1.1.308~~“SOFR Loan Portion” means the amount of the SOFR Loan or any portion of the SOFR Loan in respect of which the Borrower has selected an Interest Period or Interest Periods commencing on the same date and having the same duration.

1.1.303	~~1.1.309~~“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair or realizable value of the assets of such Person and its Subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise, (b) the present fair saleable value of the property of such Person and its Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured or due and do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature or become due, and (d) such Person and its Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital. The amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability or due.

1.1.304	~~1.1.310~~"Special Purpose Finance Subsidiary" means any Subsidiary or other special purpose entity including a limited partnership, (a majority of the interests of which are held, directly or indirectly, by the Canadian Borrower) created solely for the purposes of, and whose sole activities shall consist of, acquiring and then selling or financing Permitted Securitization Transferred Assets pursuant to a Permitted Receivables Facility, and any other activity incidental thereto.

1.1.305	~~1.1.311~~“Specified Legal Expenses” means, to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense, all legal and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative).

1.1.306	~~1.1.312~~“Specified Transaction” means any investment that results in a Person becoming a Guarantor, any designation of a Subsidiary as a Guarantor or an Unrestricted Subsidiary, any Permitted Acquisition, any Disposition that results in a Guarantor ceasing to be a Subsidiary of the Canadian Borrower or constitutes a Disposition of a line of business or division that has an identifiable earnings stream, any investment constituting an acquisition of assets constituting a business unit, line of business or division of another Person or any Disposition of a business unit, line of business or division of the Canadian Borrower or a Guarantor, in each case, whether by merger, consolidation, amalgamation, merger or otherwise, or any incurrence or repayment of Indebtedness, including any increase of the Term Loan, any Distribution or other event (other than the incurrence or repayment of Indebtedness under any revolving credit facility in the ordinary course of business for working capital purposes), that by the terms of this Agreement requires Adjusted EBITDA, Consolidated Total Assets or a financial ratio or test to be calculated on a pro forma basis.

1.1.307	~~1.1.313~~“Statutory Lien” means a Lien or other right in respect of any property or assets of the Canadian Borrower or any Restricted Subsidiary created by or arising pursuant to any applicable legislation (including without limitation the Bankruptcy and Insolvency Act (Canada), the Income Tax Act (Canada), the Excise Tax Act (Canada), the Canada Pension Plan (Canada), the Employment Insurance Act (Canada) and any legislation in any jurisdiction similar to or enacted in replacement of the foregoing from time to time) and for greater certainty specifically includes a Lien which secures obligations of the Canadian Borrower or a Restricted Subsidiary in respect of employee wages and vacation pay.

1.1.308	~~1.1.314~~“Subordinated Debt” means any Indebtedness permitted under Section 14.3.1.14 hereof (including Seller Subordinated Debt) which has been subordinated and made junior to the payment and performance in full in cash of the Obligations and evidenced as such by a subordination agreement on terms and containing subordination provisions satisfactory to the Administrative Agent.

1.1.309	~~1.1.315~~“Subsidiary” of a Person means a company or corporation Controlled by that Person.

1.1.310	~~1.1.316~~“Sustainability Business” means any sustainability-related line of business in respect of a landfill, including landfill gas, renewable natural gas, electricity generated from landfill gas or organic or anaerobic digesters that process landfill waste.

1.1.311	~~1.1.317~~“Sustainability Entity” means, in each case with respect to a Sustainability Project: (i) the Canadian Borrower or any Restricted Subsidiary or (ii) any Person in which the Canadian Borrower or a Restricted Subsidiary holds an Equity Interest that is not a Subsidiary or is an Unrestricted Subisidiary and in respect of which Person or Unrestricted Subsidiary the proportionate equity share of Adjusted EBITDA is included in applicable calculations in accordance with the terms of this Agreement.

1.1.312	~~1.1.318~~“Sustainability Project” means for any Sustainability Entity, the applicable project to be carried on by such Person engaged in a Sustainability Business.

1.1.313	~~1.1.319~~“Sustainability Project Forecast” shall have the meaning ascribed to such term in Section 14.1.2.15.1.

1.1.314	~~1.1.320~~“Sweep to Loan Arrangement” means a cash management arrangement established by the US Borrower with BMO or an Affiliate of BMO as Lender under the Facility C Credit, as depositary (in such capacity, the “Sweep Depositary”), pursuant to which the Lender is authorized (a) to make advances of Facility C Loans hereunder, the proceeds of which are deposited by the Lender into a designated account of the US Borrower maintained at the Sweep Depositary, and (b) to accept as prepayments of the Facility C Loans hereunder proceeds of excess targeted balances held in such designated account at the Sweep Depositary, which cash management arrangement is subject to such agreement(s) and on such terms acceptable to the Sweep Depositary and the Lenders under the Facility C Credit.

1.1.315	~~1.1.321~~“Sweep Depositary” shall have the meaning ascribed to such term in Section ~~1.1.320~~1.1.314.

1.1.316	~~1.1.322~~“Swingline Advance” shall have the meaning ascribed to such term in Section 3.9.2.

1.1.317	~~1.1.323~~“Swingline CDollar Availment” means, at any time, the aggregate of all amounts debited to the CDollar Current Account (including without limitation cheques, transfers, withdrawals, interest, costs, charges and fees) in excess of the aggregate of all amounts credited to the CDollar Current Account.

1.1.318	~~1.1.324~~“Swingline Lender” means BMO and its successors and assigns in such capacity.

1.1.319	~~1.1.325~~“Swingline Limit” means C$25,000,000, as increased, reduced or cancelled from time to time by the Swingline Lender with the consent of the Administrative Agent and the Canadian Borrower, but without the consent of the other parties hereto.

1.1.320	~~1.1.326~~“Swingline Loan” means, on any date, the aggregate of any Swingline CDollar Availment and the Equivalent Amount in CDollars of any Swingline USDollars Availment on such date.

1.1.321	~~1.1.327~~“Swingline USDollar Availment” means, at any time, the aggregate of all amounts debited to the USDollar Current Account (including without limitation cheques, transfers, withdrawals, interest, costs, charges and fees) in excess of the aggregate of all amounts credited to the USDollar Current Account.

1.1.322	~~1.1.328~~“Tax” or “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

1.1.323	“Term CORRA” means, for any calculation with respect to a Term CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Banking Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Banking Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Banking Day is not more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day.

1.1.324	“Term CORRA Adjustment” means 0.29547% (29.547 basis points) for an Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a C$ Available Tenor of three-months’ duration.

1.1.325	“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

1.1.326	“Term CORRA Advance” means an Advance in CDollars to which a rate based on Adjusted Term CORRA is applicable.

1.1.327	“Term CORRA Loan” means a loan by the Lender to the Borrower in CDollars which bears interest at a rate based on Adjusted Term CORRA.

1.1.328	“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

1.1.329	“Term Loan” means the loans advanced by the Term Loan Lenders to the Canadian Borrower, as the initial borrower, and to any co-borrower from time to time, under the Term Loan Agreement.

1.1.330	“Term Loan Agreement” means the term loan credit agreement dated as of September 30, 2016 as amended by a first amendment dated as of May 31, 2018, a second amendment dated as of November 14, 2018 and a third amendment dated as of December 22, 2020 (which incorporates an amended credit agreement as set forth in the form attached as Exhibit A thereto), among the Canadian Borrower and GFL Environmental Holdings (US), Inc., as borrowers, Barclays Bank PLC as successor administrative agent and the Term Loan Lenders, as amended, modified, supplemented, restated, replaced, extended, renewed, refunded or refinanced from time to time in one or more agreements (in each case, with the same or new lenders, institutional investors or agents) including any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or altering the maturity thereof.

1.1.331	“Term Loan Lenders” means, at any time, the lenders under the Term Loan Agreement.

1.1.332	“Term SOFR” means, for the applicable tenor, the Term SOFR Reference Rate on the day (such day, the “Term SOFR Determination Day”) that is two (2) US Government Securities Business Days prior to in the case of SOFR Loans, the first day of such applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a US$ Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding US Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding US Government Securities Business Day is not more than three (3) US Government Securities Business Days prior to such Term SOFR Determination Day.

1.1.333	“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

1.1.334	“Term SOFR Reference Rate” means the per annum forward-looking term rate based on SOFR.

1.1.335	“Terminated Lender” shall have the meaning ascribed to such term in Section 24.3.2.

1.1.336	“Terminated Lender Payout Amount” shall have the meaning ascribed to such term in Section 24.3.2.

1.1.337	“TEU” means (i) the tangible equity units issued by the Canadian Borrower on March 5, 2020, each of which are comprised of: (a) a prepaid stock purchase contract; and (b) a senior unsecured amortizing note; and (ii) tangible equity units issued by the Canadian Borrower, from time to time, on substantially similar terms as the tangible equity units referenced in (i), provided that the aggregate dollar value (determined at the time of issuance) of all outstanding tangible equity units referenced in items (i) and (ii) does not exceed, at any time, US$775,000,000.

1.1.338	“Third ARCA” shall have the meaning ascribed to such term in the recitals.

1.1.339	“Total Commitment” means at any time the Facility A Total Commitment at such time plus the Facility C Total Commitment at such time plus the Facility D Total Commitment at such time ~~plus the Facility E Total Commitment at such time~~.

1.1.340	“Total Consolidated Tangible Assets” means, as of any date of determination, the net book value of all assets of the Canadian Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP (including for certainty any right of use asset under lease), but excluding goodwill, intellectual property and all other intangible assets of the Canadian Borrower and the Restricted Subsidiaries, as shown on the most recent balance sheet of the Canadian Borrower delivered pursuant to Section 14.1.2.

1.1.341	“Total Net Funded Debt” means, on any day, with respect to the Canadian Borrower, without duplication, the sum (expressed in CDollars based on the Equivalent Amount of any amounts denominated in USDollars) of (a) all Interest Bearing Debt of the Canadian Borrower, its Restricted Subsidiaries and any Sustainability Entity referred to in subsection (ii) of the definition thereof and Guarantees given by the Canadian Borrower or any of its Restricted Subsidiaries in respect of Interest Bearing Debt of another Person (but excluding Indebtedness under any Permitted Receivables Facility of a Restricted Subsidiary and any Guarantee thereof granted in compliance with the definition thereof, whether for the benefit of Restricted Subsidiary or an Unrestricted Subsidiary and excluding the undrawn face amount of all outstanding Facility A Letters of Credit ), determined on a consolidated basis as described in the most recent financial statements of the Canadian Borrower delivered pursuant to Section 14.1.2.2 or 14.1.2.2.2, and further excluding Other Leases, except, to the extent that the aggregate obligations of all Obligors under Other Leases exceeds the greater of (i) C$200,000,000, and (ii) 7.5% of Consolidated Total Assets, then there shall be included in this sum the amount by which the obligations of all Obligors under Other Leases, in the aggregate, exceeds such amount, less (b) the amount by which cash or Cash Equivalents on deposit (i) with BMO or any other Lender as the account bank of the Canadian Borrower or another Obligor, (ii) with a financial institution other than a Lender in accounts of the Canadian Borrower, the US Borrower or another Obligor in an aggregate amount of less than US$25,000,000, (iii) with a financial institution other than a Lender in accounts of the Canadian Borrower or the US Borrower or another Obligor which are subject to a blocked account or deposit account control agreement in favour of the Administrative Agent and on terms satisfactory to the Administrative Agent, acting reasonably, or (iv) in a trust account of counsel to the Canadian Borrower or any other Obligor or counsel of a vendor in connection with amounts on deposit on account of the purchase price for a Permitted Acquisition or with a title company or other escrow agent holding purchase price proceeds for a Permitted Acquisition, exceeds the amount, if any, by which accounts payable of the Group (excluding any amounts on account of payment-in-kind interest and principal and interest due in respect of Interest Bearing Debt) due in the 60 days following the date of calculation exceeds accounts receivable (excluding Doubtful Accounts) of the Group due in the 60 days following the date of calculation. The Equivalent Amount of Interest Bearing Debt denominated in USDollars shall be determined after giving effect to any Hedging Agreements related to currency exchange for the principal amount of such Interest Bearing Debt. Notwithstanding the foregoing, in respect of any Sustainability Entity referred to in subsection (ii) of the definition thereof, the amount of Total Net Funded Debt to be included pursuant to this definition shall be the amount therof that is proportionate to the Equity Interest held by the Canadian Borrower or the applicable Restricted Subsdiary in such Sustainability Entity. Total Net Funded Debt shall be determined for the Canadian Borrower on a consolidated basis by reference to the Canadian Borrower, all of its Restricted Subsidiaries and the proportionate amount in respect of any Sustainability Entity referred to in subsection (ii) of the definition thereof.

1.1.342	“Transactions” means, collectively, (a) the execution and delivery of this Agreement and the Loan Documents entered into on the Closing Date, (b) the consummation of any other transactions in connection with any of the foregoing, and (c) the payment of the fees and expenses incurred in connection with any of the foregoing, including the Transaction Expenses.

1.1.343	“Transaction Expenses” means any fees, premiums, expenses and other transaction costs incurred or paid by the Canadian Borrower or any of its Subsidiaries in connection with the Transactions (including to fund any upfront fees).

1.1.344	“Type” when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to Adjusted Term CORRA, Adjusted Daily Compounded CORRA, the Canadian Rate, SOFR, the US Base Rate or the US Prime Rate.

1.1.345	~~1.1.344~~“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

1.1.346	~~1.1.345~~“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

1.1.347	~~1.1.346~~“Unadjusted Benchmark Replacement” means the applicable US$ Benchmark Replacement excluding the related US$ Benchmark Replacement Adjustment.

1.1.348	~~1.1.347~~“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code or any successor provision thereof (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

1.1.349	~~1.1.348~~“Unrestricted Subsidiary” means any Subsidiary of the Canadian Borrower designated by the Canadian Borrower as an Unrestricted Subsidiary pursuant to Section ~~14.1.5~~ 14.1.15 subsequent to the date hereof, in each case, until such Person ceases to be an Unrestricted Subsidiary of the Canadian Borrower in accordance with Section ~~14.1.5~~ 14.1.15 or ceases to be a Subsidiary of the Canadian Borrower.

1.1.350	“US$ Available Tenor” means, as of any date of determination and with respect to the then-current US$ Benchmark, as applicable, (x) if such US$ Benchmark is a term rate, any tenor for such US$ Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such US$ Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such US$ Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such US$ Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 18.6.

1.1.351	~~1.1.349~~“US Base Rate” means, at any time, the rate of interest per annum, expressed on the basis of a year of three-hundred and sixty-five (365) days or three-hundred and sixty-six (366) days, as applicable, which is equal at all times to the higher of: (a) the fluctuating annual rate of interest established by the Administrative Agent from time to time as being the reference rate of interest it will use at such time in Canada for determining rates of interest on USDollar commercial loans to Canadian residents in Canada and designated at its US base rate; (b) the sum of (i) the Federal Funds Effective Rate, and (ii) 1.00% per annum, and (c) the sum of (i) Adjusted Term SOFR for a tenor of one month, and (ii) 1.00% per annum, in each case, plus the Applicable Margin and, in each case, adjusted automatically with each change in such rate, all without the necessity of any notice to the Borrower or any other Person; provided that if the rate determined pursuant to clause (a) of this definition would be less than ~~0%~~the Floor, such rate shall be deemed to be ~~0%~~ the Floor for the purposes of this Agreement.

1.1.352	~~1.1.350~~“US Base Rate Advance” means an Advance in USDollars to which the US Base Rate is applicable.

1.1.353	~~1.1.351~~“US Base Rate Loan” means, at any given time during the term of this Agreement the Loan, or that portion of the Loan, which the Canadian Borrower has elected or is deemed to have elected to denominate in USDollars and upon which interest is payable at the US Base Rate.

1.1.354	“US$ Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a US$ Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current US$ Benchmark, then “US$ Benchmark” means the applicable US$ Benchmark Replacement to the extent that such US$ Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 18.6.

1.1.355	“US$ Benchmark Replacement” means, with respect to any US$ Benchmark Transition Event, either of the following to the extent selected by the Administrative Agent in its unilateral discretion:

1.1.355.1	the sum of: (i) Daily Simple SOFR; and (ii) 0.10% (10.0 basis points); or

1.1.355.2	the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the US$ Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current US$ Benchmark for USDollar-denominated syndicated credit facilities; and (ii) the related US$ Benchmark Replacement Adjustment, provided that if the US$ Benchmark Replacement as determined pursuant to clause 1.1.355.1 or 1.1.355.2 above would be less than 1.0%, the US$ Benchmark Replacement will be deemed to be 1.0% for the purposes of this Agreement and the other Loan Documents.

1.1.356	“US$ Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current US$ Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to: (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such US$ Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant US$ Governmental Body; or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such US$ Benchmark with the applicable Unadjusted Benchmark Replacement for USDollar-denominated syndicated credit facilities at such time.

1.1.357	“US$ Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current US$ Benchmark:

1.1.357.1	in the case of clause 1.1.358.1 or 1.1.358.2 of the definition of “US$ Benchmark Transition Event”, the later of: (i) the date of the public statement or publication of information referenced therein; and (ii) the date on which the administrator of such US$ Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all US$ Available Tenors of such US$ Benchmark (or such component thereof); or

1.1.357.2	in the case of clause 1.1.358.3 of the definition of “US$ Benchmark Transition Event”, the first date on which such US$ Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such US$ Benchmark (or such component thereof) to be no longer representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause 1.1.358.3 and even if any US$ Available Tenor of such US$ Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “US$ Benchmark Replacement Date” will be deemed to have occurred in the case of clause 1.1.357.1 or 1.1.357.2 above with respect to any US$ Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current US$ Available Tenors of such US$ Benchmark (or the published component used in the calculation thereof).

1.1.358	“US$ Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current US$ Benchmark:

1.1.358.1	a public statement or publication of information by or on behalf of the administrator of such US$ Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all US$ Available Tenors of such US$ Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any US$ Available Tenor of such US$ Benchmark (or such component thereof);

1.1.358.2	a public statement or publication of information by the regulatory supervisor for the administrator of such US$ Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such US$ Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such US$ Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such US$ Benchmark (or such component), which states that the administrator of such US$ Benchmark (or such component) has ceased or will cease to provide all US$ Available Tenors of such US$ Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any US$ Available Tenor of such US$ Benchmark (or such component thereof); or

1.1.358.3	a public statement or publication of information by the regulatory supervisor for the administrator of such US$ Benchmark (or the published component used in the calculation thereof) announcing that all US$ Available Tenors of such US $ Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “US$ Benchmark Transition Event” will be deemed to have occurred with respect to any US$ Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current US$ Available Tenor of such US$ Benchmark (or the published component used in the calculation thereof).

1.1.359	“US$ Benchmark Unavailability Period” means the period (if any): (a) beginning at the time that a US$ Benchmark Replacement Date has occurred if, at such time, no US$ Benchmark Replacement has replaced the then-current US$ Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 18.6; and (b) ending at the time that a US$ Benchmark Replacement has replaced the then-current US$ Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 18.6.

1.1.360	~~1.1.352~~“US Borrower” means GFL Environmental USA Inc. and includes any of its successors and permitted assigns.

1.1.361	“US$ Conforming Changes” means with respect to either the use of administration of Term SOFR or the use, administration, adoption or implementation of any US$ Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate,” the definition of “US Prime Rate”, the definition of “Business Day,” the definition of “Interest Period,” the definition of “U.S. Government Securities Business Day”, the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

1.1.362	~~1.1.353~~“US GAAP” means generally accepted accounting principles as in effect from time to time in the United States, including IFRS, applicable to the relevant period, applied in a consistent manner from period to period.

1.1.363	“US$ Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

1.1.364	~~1.1.354~~“US Obligor” means any Obligor that is organized under the Laws of the United States, any state thereof or the District of Columbia.

1.1.365	~~1.1.355~~“US Prime Rate” means, at any time, the fluctuating annual rate of interest established by the Administrative Agent from time to time as being the reference rate of interest it will use at such time in the U.S.A. for determining rates of interest on USDollar commercial loans to its customers in the U.S.A. and designated at its US prime rate plus ~~(b)~~ the Applicable Margin; adjusted automatically with each change in the established, quoted or published rate, all without necessity of notice to the Borrower or any other Person, provided that the US Prime Rate shall not be less than the Floor.

1.1.366	~~1.1.356~~“US Prime Rate Advance” means an Advance in USDollars to which the US Prime Rate is applicable.

1.1.367	~~1.1.357~~“US Prime Rate Loan” means, at any given time during the term of this Agreement the Loan, or that portion of the Loan to the US Borrower, upon which interest is payable at the US Prime Rate.

1.1.368	~~1.1.358~~“US Subsidiary” means any Subsidiary that is organized under the Laws of the United States, any state thereof or the District of Columbia.

1.1.369	~~1.1.359~~“USDollar Current Account” means the USDollar account of the Borrower at Bank of Montreal in Canada as the Borrower may from time to time designate as such in writing to the Administrative Agent.

1.1.370	~~1.1.360~~“USDollars” and the symbol: “US$” each means the lawful money for the time being of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America which is customarily used in the settlement of international banking transactions on that day.

1.1.371	~~1.1.361~~“US Government Securities Business Day” means any day except for: (a) a Saturday; (b) a Sunday; or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

1.1.372	~~1.1.362~~“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

1.1.373	~~1.1.363~~“Wholly Owned” means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares and (y) nominal shares issued to foreign nationals to the extent required by Applicable Laws) are owned by such Person and/or by one or more wholly owned Subsidiaries of such Person.

1.1.374	~~1.1.364~~“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.1.375	~~1.1.365~~“written” or “in writing” shall include printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception including telegraph, telecopier and electronic data interchange.

1.2	Computation of Time Periods

In this Agreement, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.

1.3	Headings and Table of Contents

The headings of Articles and Sections and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	References

Unless otherwise specified or the context otherwise requires, all references to Sections, Articles and Schedules are to Sections, Articles and Schedules in this Agreement.

1.5	Singular and Plural; Gender

In this Agreement, where the context admits, the singular includes the plural and vice versa; and gender is used as a reference term only and applies with the same effect whether the parties are of masculine or feminine gender, corporate or other form.

1.6	Applicable Accounting Principles

Unless otherwise specifically provided herein, any accounting term used in this Agreement shall have the meaning customarily given such term in accordance with Applicable Accounting Principles and all financial computations hereunder shall be computed in accordance with Applicable Accounting Principles consistently applied. That certain items or computations are explicitly modified by the phrase “in accordance with Applicable Accounting Principles” shall in no way be construed to limit the foregoing. If any Accounting Changes (as defined below in this Section 1.6) occur and such changes result in a change in the calculation of the financial covenant set forth in Section 14.2.1, standards or terms used in this Agreement or any other Loan Documents, then the Canadian Borrower, the Administrative Agent and the Lenders agree to enter into negotiations in good faith in order to amend such provisions of this Agreement so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating Canadian Borrower’s and the Obligors’ financial condition shall be substantially the same after such Accounting Changes as if such Accounting Changes had not been made; provided, however, that the agreement of Required Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. “Accounting Changes” means (i) changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants (or successor thereto or any agency with similar functions), (ii) changes in accounting principles concurred in by the Canadian Borrower’s Auditors, (iii) the reversal of any reserves established as a result of purchase accounting adjustments, and (iv) the adoption after the date hereof by the Group of Canadian accounting standards for private enterprises or US GAAP. All such adjustments resulting from expenditures made subsequent to the date hereof (including capitalization of costs and expenses or the payment of liabilities incurred prior to the date hereof) shall be treated as expenses in the period the expenditures are made and deducted as part of the calculation of Adjusted EBITDA in such period. If the Canadian Borrower and the Required Lenders agree upon the required amendments (and all other Obligors shall be deemed to agree to such amendments so agreed to by the Canadian Borrower), then after appropriate amendments have been executed and the underlying Accounting Change with respect thereto has been implemented, any reference to Applicable Accounting Principles contained in this Agreement or in any other Loan Documents shall, only to the extent of such Accounting Change, refer to Applicable Accounting Principles, consistently applied after giving effect to the implementation of such Accounting Change. Until such time as the Canadian Borrower and the Required Lenders agree upon the required amendments, all financial statements delivered and all calculations of the financial covenant and other standards and terms in accordance with this Agreement and the other Loan Documents shall be prepared, delivered and made without regard to the underlying Accounting Change.

1.7	Pro Forma Calculations

For purposes of calculating Adjusted EBITDA, Consolidated Total Assets and any financial ratios or tests, including the ratio of Net Funded Secured Debt to Adjusted EBITDA, Total Net Funded Debt to Adjusted EBITDA and compliance with covenants determined by reference to Adjusted EBITDA or Consolidated Total Assets, Municipal Waste Contracts and Put-or-Pay Agreements that have been entered into, Specified Transactions that have been made and Sustainability Projects (and the incurrence or repayment of any Indebtedness in connection therewith), in each case, (i) during the applicable period or (ii) subsequent to such period and prior to or simultaneously with the event for which the calculation of Adjusted EBITDA, Consolidated Total Assets or any such ratio is made shall be calculated on a pro forma basis (x) assuming that all such Municipal Waste Contracts and Put-or-Pay Agreements shall have been entered into and all such Specified Transactions had occurred or Sustainability Projects were in existence (and any increase or decrease in Adjusted EBITDA and Consolidated Total Assets and the component financial definitions used therein attributable to any Specified Transaction or Sustainability Project) on the first day of the applicable period and (y) including projected and not yet realized revenue and projected and not yet accrued costs, expenses and other charges or liabilities pursuant to any such Municipal Waste Contracts, Put-or-Pay Agreements or Sustainability Projects. If since the beginning of any applicable period (i) any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Canadian Borrower or any of its Restricted Subsidiaries since the beginning of such period shall have entered into any Municipal Waste Contract or Put-or-Pay Agreements, made any Specified Transaction or have a Sustainability Project that would have required adjustment pursuant to this section or (ii) any Sustainability Entity since the beginning of such period shall have a Sustainability Project, then the financial ratios, Adjusted EBITDA and Consolidated Total Assets shall be calculated to give pro forma effect thereto in accordance with this Section 1.7. For greater certainty, with respect to adjustments to Adjusted EBITDA with respect to any Municipal Waste Contract or Put-or-Pay Agreement, (a) Projected Run Rate EBITDA shall be used for each 12-month period commencing on the later of (1) the date of execution of the contract and (2) nine months and one day prior to the Service Commencement Date and ending on that date which is three months after the Service Commencement Date, (b) for any 12-month period ending more than three months after the Service Commencement Date but not more than 15 months after the Service Commencement Date, actual EBITDA generated by and attributable to the relevant contract shall be included for each month which is more than three months after the Service Commencement Date and Projected Run Rate EBITDA, pro-rated for the balance of the relevant 12-month period, shall be used for each month in such period ended on the last day of the third month after the Service Commencement Date (such that Adjusted EBITDA determined at the end of the fourth month following the Service Commencement Date shall be the sum of actual EBITDA for such fourth month plus 11/12 of the 12-month Projected Run Rate EBITDA), and (c) for any 12-month period ending more than 15 months after the Service Commencement Date, only actual EBITDA shall be used and there shall be no adjustment with respect to the relevant contract. To avoid duplication, the actual EBITDA generated during the 12-month period ending three months after the Service Commencement Date shall be deducted from the calculation of Adjusted EBITDA for the relevant contract. For greater certainty, with respect to adjustments to Adjusted EBITDA with respect to any Sustainability Project, (a) Projected Run Rate EBITDA shall be used for the four fiscal quarter period commencing on the first day of the fiscal quarter in which the applicable Commercial Operations Date occurs provided that actual EBITDA generated by and attributable to the relevant Sustainability Project shall be included for each month for which commercial operations are conducted commencing with the first month in the first full fiscal quarter following the Commercial Operations Date and Projected Run Rate EBITDA, adjusted for the balance of the relevant four fiscal quarter period, shall be used for each other month in such period (such that if the Commercial Operations Date occurs on the last day of the first month of a fiscal quarter, then (i) Adjusted EBITDA determined at the end of such fiscal quarter shall be the 12-month Projected Run Rate EBITDA, (ii) Adjusted EBITDA determined at the end of the next following fiscal quarter (being the first full fiscal quarter following the Commercial Operations Date) shall be the sum of actual EBITDA for such fiscal quarter plus the last nine months of the 12-month Projected Run Rate EBITDA, (iii) Adjusted EBITDA determined at the end of the next following fiscal quarter shall be the sum of actual EBITDA for the two fiscal quarters then ended plus the last six months of the 12-month Projected Run Rate EBITDA, and (iv) Adjusted EBITDA determined at the end of the next following fiscal quarter shall be the sum of actual EBITDA for the three fiscal quarters then ended plus the last three months of the 12-month Projected Run Rate EBITDA), and (b) thereafter, only actual EBITDA shall be used and there shall be no adjustment with respect to the relevant Sustainability Project, the foregoing as illustrated in the example set for in Schedule 1.7, provided that for each of paragraphs (a) and (b) up to a maximum of 80% of the proportionate equity share of Projected Run Rate EBITDA in respect of the applicable Sustainability Project may be included in Adjusted EBITDA for the applicable period.

Subject to the paragraph immediately below with respect to Sustainability Projects, whenever pro forma effect is to be given to a Municipal Waste Contract, a Put-or-Pay Agreement, a Specified Transaction or a Sustainability Project, the pro forma calculations shall be made in good faith by a Responsible Officer of the Canadian Borrower and may include, for the avoidance of doubt, (x) projected and not yet realized revenue and projected and not yet accrued costs, expenses and other charges or liabilities pursuant to any such Municipal Waste Contracts, Put-or-Pay Agreements or Sustainability Projects and (y) the amount of “run rate” cost savings, operating expense reductions, restructuring charges and expenses and cost synergies projected by the Canadian Borrower in good faith to be realized as a result of specified actions taken or committed to be taken (calculated on a pro forma basis as though such cost savings, operating expense reductions, restructuring charges and expenses and cost synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions, restructuring charges and expenses and cost synergies were realized during the entirety of such period) relating to such Municipal Waste Contract, Put-or-Pay Agreement or Specified Transaction, and “run rate” means the full recurring benefit for a period that is associated with any action taken or committed to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements), net of the amount of actual benefits realized during such period from such actions; provided that (A) with respect to clause (y) above, such amounts are reasonably identifiable and factually supportable (in the good faith determination of the Canadian Borrower), (B) with respect to clause (y) above, such actions are taken or committed to be taken no later than eighteen (18) months after the date of such Specified Transaction or entry into such Municipal Waste Contract, (C) no amounts shall be added pursuant to this Section 1.7 to the extent duplicative of any amounts that are otherwise added back in computing Adjusted EBITDA, whether through a pro forma adjustment or otherwise, with respect to such period and (D) it is understood and agreed that, subject to compliance with the other provisions of this section, amounts to be included in pro forma calculations pursuant to this section may be included in periods in which the Municipal Waste Contract, Put-or-Pay Agreement, Specified Transaction or Sustainability Project to which such amounts relate to is no longer being given pro forma effect pursuant to this section.

In addition, for pro forma calculations with respect to any Sustainability Project, the following shall apply: (x) the pro forma adjustments referred to in the paragraph immediately above may be made commencing on the Commercial Operations Date for such Sustainability Project, (y) a commodity price index mutually agreeable to the Canadian Borrower and the Administrative Agent, acting reasonably, shall be used for the applicable commodity to which such Sustainability Project relates, it being agreed that for renewable natural gas the following are acceptable indices: “RIN” from the “Oil Price Information Service” or “Brown Gas” from “Bloomberg”, and (z) the aggregate amount of Adjusted EBITDA for all Sustainability Entities referred to in subsection (ii) of such definition included in any period pursuant to this Agreement shall not exceed an amount equal to 5.0% of the Adjusted EBITDA of the Canadian Borrower for the same period.

In the event that the Canadian Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by repurchase, redemption, retirement, extinguishment, defeasance, discharge, escrow or similar arrangements) any Indebtedness included in the calculations of the ratio of Net Funded Secured Debt to Adjusted EBITDA (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), (i) during the applicable period or (ii) subsequent to the end of the applicable period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then the ratio of Net Funded Secured Debt to Adjusted EBITDA shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, to the extent required, as if the same had occurred on the last day of the applicable period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date such calculation is being made had been the applicable rate for the entire period (taking into account any Hedging Agreement applicable to such Indebtedness). Interest on Financial Leases and Other Leases shall be deemed to accrue at an interest rate reasonably determined by a Responsible Officer of the Canadian Borrower to be the rate of interest implicit in such Financial Lease or Other Lease, as applicable, in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency Rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Canadian Borrower may designate.

It is expressly understood and agreed that pro forma adjustments and calculations need not be prepared in compliance with Regulation S-X; provided that, to the extent any pro forma adjustments pursuant to this Section ~~1.1.6~~ 1.1.4 are not in compliance with Regulation S-X, the aggregate amount of such add-backs to Adjusted EBITDA shall be subject to the 20% limitation set forth in Section ~~1.1.6.1.9~~1.1.5.1.9.

1.8	Rateable Portion of Accommodations

References in this Agreement to “Facility A Participation of a Lender”, “Facility C Participation of a Lender”, “Facility D Participation of a Lender”, ~~“Facility E Participation of a Lender”~~ “shared by each Lender pro rata, in accordance with their respective Facility A Participations”, “shared by each Lender pro rata, in accordance with their respective Facility C Participations”, “shared by each Lender pro rata, in accordance with their respective Facility D ~~Participations”, “shared by each Lender pro rata, in accordance with their respective Facility E~~ Participations” or similar expressions shall mean and refer to a rateable portion or share as nearly as may be rateable in the circumstances, as determined in good faith by the Administrative Agent. Each such determination by the Administrative Agent shall be prima facie evidence of such rateable share.

1.9	Incorporation of Exhibits and Schedules

The exhibits and schedules attached hereto shall, for all purposes hereof, form an integral part of this Agreement.

1.10	Amendment and Restatement

Effective as of the Closing Date, this Agreement amends and restates, in its entirety, and supersedes the Original Credit Agreement. Each of the parties hereto acknowledges and agrees that any of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of the amendment and restatement of the Original Credit Agreement. It is the intention of each of the parties hereto that the Original Credit Agreement be amended and restated so as to preserve the perfection and priority of all security interests securing the Obligations pursuant to the Original Credit Agreement, the Permitted Hedging Agreements and the other Loan Documents and that all Obligations of the Obligors hereunder and under the Permitted Hedging Agreements and the other Loan Documents shall be secured by the Security Documents and that this Agreement does not constitute a novation of the obligations and liabilities existing under the Original Credit Agreement, the Permitted Hedging Agreements and the other Loan Documents. The parties hereto further acknowledge and agree that this Agreement constitutes an amendment of the Original Credit Agreement validly made under and in accordance with the Original Credit Agreement. Except to the extent specifically amended hereby, each of the Loan Documents (including the Schedules to the Original Credit Agreement and the other Loan Documents) shall continue in full force and effect and, from and after the Closing Date, all references to the “Agreement” contained therein shall be deemed to refer to this Agreement.

1.11	Quebec Interpretation Clause

For purposes of any Collateral located in the Province of Quebec or charged by any deed of hypothec (or any other Loan Document governed by the laws of the Province of Quebec) and for all other purposes pursuant to which the interpretation or construction of a Loan Document may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible property” shall be deemed to include “corporeal property”, (d) “intangible property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim” and a “resolutory clause”, (f) all references to filing, registering or recording under the ~~UCC~~ Uniform Commercial Code or the PPSA shall be deemed to include publication under the Civil Code, (g) all references to “perfection” of or “perfected” Liens shall be deemed to include a reference to an “opposable” or “set up” Liens as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (i) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall be deemed to include a “mandatary”, (k) “construction liens” shall be deemed to include “legal hypothecs”, (l) “joint and several” shall be deemed to include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall be deemed to include “ownership on behalf of another as mandatory”, (o) “easement” shall be deemed to include “servitude”, (p) “priority” shall be deemed to include “prior claim”, (q) “survey” shall be deemed to include “certificate of location and plan”, (r) “fee simple title” shall be deemed to include “absolute ownership”, and (s) “financing statement” shall be deemed to include “registration made under the Register of Personal and Movable Real Rights”.

1.12	Treatment of Subsidiaries Prior to Joinder

Each Subsidiary of the Canadian Borrower that is required to be joined as an Obligor pursuant to Section 14.1.10 or which the Canadian Borrower has designated, in accordance with Section ~~14.1.5~~14.1.15, as a Restricted Subsidiary which it is electing to join and shall be joined as an Obligor within 60 days (or earlier) of such election shall, until the completion of such joinder, be deemed for the purposes of Section 14.3 of this Agreement to be an Obligor from and after the later of the date of formation or acquisition of such Subsidiary (or such election).

1.13	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this Agreement shall mean CDollars.

1.14	Authority of the Canadian Borrower

The Canadian Borrower shall have the authority to make all decisions on behalf of both of the Borrowers and to bind the US Borrower and to give all notices, consents and agreements on its own behalf and on behalf of the US Borrower pursuant to this Agreement and each of the other Loan Documents other than a Notice of Borrowing, a Notice of Conversion or a Notice of Optional Repayment under the Facility C Credit and the Facility D Credit which shall be given by the US Borrower. Until such time as the Facility C Commitment and the Facility D Commitment has been terminated, the Facility A Loans have been fully repaid and the Facility C Credit and the Facility D Credit has been fully cancelled, the US Borrower shall be a Guarantor and a Restricted Subsidiary Wholly Owned, directly or indirectly, by the Canadian Borrower.

1.15	Limited Condition Transactions

In connection with any action being taken solely in connection with a Limited Condition Transaction (including any contemplated incurrence or assumption of Indebtedness in connection therewith), for purposes of:

(a)            determining compliance with any provision of this Agreement that requires the calculation of the ratio of Net Funded Secured Debt to Adjusted EBITDA and/or Total Net Funded Debt to Adjusted EBITDA;

(b)            determining the accuracy of representations and warranties and/or whether a  Default or Event of Default shall have occurred and be continuing (or any subset of Defaults or Events of Default); or

(c)            testing availability under baskets set forth in this Agreement (including baskets measured as a percentage of Adjusted EBITDA);

in each case, at the option of the Canadian Borrower (the Canadian Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCA Election”), with such option to be exercised on or prior to the date of execution of the definitive agreements with respect to such Limited Condition Transaction, the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreements with respect to such Limited Condition Transaction are entered into (the “LCA Test Date”), and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any Indebtedness of the Person or the Assets to be acquired and any incurrence, assumption or repayment of Indebtedness or Liens which is reasonably expected to occur in connection with the closing of the Limited Condition Transaction and the use of proceeds thereof) as if they had occurred at the beginning of the most recent period of four consecutive fiscal quarters of the Canadian Borrower ending on or prior to the LCA Test Date, the Canadian Borrower could have taken such action on the relevant LCA Test Date in compliance with such ratio or basket, such ratio or basket shall be deemed to have been complied with. If the Canadian Borrower wishes to make an LCA Election, the Canadian Borrower shall deliver to the Administrative Agent, on or before the LCA Test Date, notice of the LCA Election signed by a Responsible Officer which notice shall (i) provide details of the Limited Condition Transaction, (ii) set out reasonably expected sources and uses of funds for the completion of the Limited Condition Transaction, and (iii) certify that after giving pro forma effect to such Limited Condition Transaction (including any Indebtedness of the Person or the Assets to be acquired and any incurrence, assumption or repayment of Indebtedness or Liens which is reasonably expected to occur in connection with the closing of the Limited Condition Transaction and the use of proceeds thereof), no Default or Event of Default shall have occurred and be continuing as of the LCA Test Date.

For the avoidance of doubt, if the Canadian Borrower has made an LCA Election and any of the ratios or baskets for which compliance was determined or tested as of the LCA Test Date are exceeded as a result of fluctuations in any such ratio or basket, including due to fluctuations in Adjusted EBITDA of the Canadian Borrower or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations; provided, however, if any ratios improve or baskets increase as a result of such fluctuations, such improved ratios or baskets may be utilized. If the Canadian Borrower has made an LCA Election for any Limited Condition Transaction, then, in connection with any subsequent calculation of the ratios or baskets on or following the relevant LCA Test Date and prior to the earliest of (i) the date on which such Limited Condition Transaction is consummated, (ii) the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction or (iii) the date which is one year following the LCA Test Date, any such ratio or basket shall be calculated on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any Indebtedness of the Person or the Assets to be acquired and any incurrence, assumption or repayment of Indebtedness or Liens which is reasonably expected to occur in connection with the closing of the Limited Condition Transaction and the use of proceeds thereof) have been consummated.

1.16	Rates

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, in each case, except as expressly set forth in this Agreement, (a) the continuation of, administration of, submission of, calculation of or any other matter related to Canadian Rate, the C$ Benchmark, CORRA, Daily Compounded CORRA, Term CORRA, the US Base Rate, the US Prime Rate, the US$ Benchmark, Term SOFR Reference Rate or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any C$ Benchmark Replacement or US$ Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any C$ Benchmark Replacement or US$ Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Canadian Rate, the C$ Benchmark, CORRA, Daily Compounded CORRA, Term CORRA, the US Base Rate, the US Prime Rate, the US$ Benchmark, the Term SOFR Reference Rate, Term SOFR or any other C$ Benchmark or US$ Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any C$ Benchmark Replacement Conforming Changes or US$ Benchmark Replacement Conforming Changes. The Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of Canadian Rate, the US Base Rate, the US Prime Rate, the C$ Benchmark, the US$ Benchmark, any alternative, successor or replacement rate (including any C$ Benchmark Replacement or US$ Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain Canadian Rate, CORRA, Daily Compounded CORRA, Term CORRA, the US Base Rate, the US Prime Rate, the Term SOFR Reference Rate, Term SOFR or any other C$ Benchmark or US$ Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties

Each Obligor represents and warrants to each Lender and the Administrative Agent, acknowledging and confirming that each Lender and the Administrative Agent are relying thereon in entering into this Agreement and providing accommodations hereunder (such representations and warranties being made on a pro forma basis after giving effect to the Transactions unless otherwise specified), that:

2.1.1	Organization: it is a corporation (or a partnership, as the case may be) which is duly incorporated (or amalgamated or constituted, as applicable), validly existing and in good standing under the laws of its jurisdiction of incorporation, amalgamation, merger or organization;

2.1.2	Power: it has the necessary power, corporate or otherwise, to enter into this Agreement and the other Loan Documents to which it is a party and to perform its obligations thereunder;

2.1.3	Enforceability: each of this Agreement and the other Loan Documents to which it is a party has been duly authorized by all necessary actions (corporate or otherwise) and constitutes valid and legally binding obligations of it enforceable against it in accordance with its terms subject to (i) applicable bankruptcy, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) the fact that specific performance and injunctive relief may only be given in the discretion of the courts, and (iii) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments;

2.1.4	Governmental Consents: no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required for the due execution, delivery and performance by it of this Agreement or any other Loan Document to which it is a party, except for such authorizations or approvals or other action or notice or filings as have been validly obtained, given or filed or as to which failure to obtain or give could not have a Material Adverse Effect (the “Required Approvals”);

2.1.5	Breach: neither the execution and delivery of this Agreement and the other Loan Documents by it nor compliance with the terms and provisions hereof or thereof will:

2.1.5.1	conflict with, violate, or result in a breach of any of the terms, conditions or provisions of any Applicable Law applicable to it or any order, injunction, decree, determination or award of any court or any governmental department, body, commission, board, bureau, agency or instrumentality applicable to it, in each case in a material manner or to a material extent;

2.1.5.2	conflict with, violate, result in a breach of, or constitutes a default under any of its charter or by-law provisions or of any Material Contract or any loan agreement, loan or trust indenture, trust deed, or any other similar agreement or instrument to which it is a party or by which it is bound where such conflict, violation, breach or default could reasonably be expected to cause a Material Adverse Effect, or

2.1.5.3	result in the creation of a Lien upon any of its properties, assets or revenues other than those resulting from the Security Documents;

2.1.6	Litigation: except as disclosed in Schedule 2.1.6, there are no actions, suits or arbitration proceedings and there are no legal proceedings (including, without limitation, insolvency proceedings and Environmental Claims) pending or, to the best of its knowledge and belief, after due inquiry, threatened involving it before any court or administrative agency or tribunal of any country or jurisdiction which could, if determined adversely, separately or in the aggregate, have a Material Adverse Effect;

2.1.7	No Default: no event has occurred and is continuing which constitutes a Default or an Event of Default;

2.1.8	No Judgments, Etc.: there are no outstanding judgments, writs of execution, work orders, notices of deficiency capable of resulting in work orders, injunctions or directives against it or any of its property or assets which could, if determined adversely, have a Material Adverse Effect;

2.1.9	Title to Property; No Liens; Leases: it is the legal and sole beneficial owner of, and has good and marketable title to, all its property, rights and assets and, the same are free and clear of all Liens, except for Permitted Liens or as set forth in Schedule 2.1.9; it has the right to and does enjoy peaceful and undisturbed possession under all leases under which it is leasing property; all such leases are valid, subsisting and in full force and effect in all material respects; it is not in default in the performance, observance or fulfilment of any of its obligations under any provision of any such leases except for defaults which could not have a Material Adverse Effect;

2.1.10	Real and Immovable Property: Schedule 2.1.10 sets forth the address of each real or immovable property owned by an Obligor that has a net book value in excess of US$15,000,000 or leased by an Obligor that has annual lease payments of greater than C$500,000 or that is real property located in the United States that is subject to a Security Document and is located in a flood hazard area;

2.1.11	Material Real Property: Schedule 2.1.11 sets forth all Material Real Property;

2.1.12	Insurance: a policy of insurance or policies of insurance in compliance with the requirements of Section 14.4 are in effect in respect of it;

2.1.13	Intellectual Property: The Canadian Borrower and the Guarantors own or have a valid license or right to use, all patents, trademarks, service marks, trade names, copyrights, trade dress, domain names, trade secrets, know-how, software, database rights and rights of privacy and other intellectual property (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses as currently conducted, except where the failure to have any such IP Rights, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Schedule 2.1.13 sets forth all trademarks, patents, industrial designs and other intellectual property of or licensed to it; it possesses all the trademarks, trade names, copyrights, patents, industrial designs, licences or rights in any thereof, necessary for the conduct of its business as now conducted and presently proposed to be conducted and, to the best of its knowledge, it is not infringing or alleged to be infringing on the rights of any Person with respect to any patent, trademark, trade name, copyright (or any application or registration respecting any thereof), discovery, improvement, process, formula, know-how, data, plans, specification, drawing or the like, which infringement could have a Material Adverse Effect;

2.1.14	Compliance with Laws: its business and operations are in material compliance with all Applicable Laws save and except (a) where such compliance is being contested in good faith or the failure to comply could not reasonably be expected to have a Material Adverse Effect and does not concern environmental matters covered in Section 2.1.14.2, and (b) as set forth in Schedule 2.1.14. Without limiting the generality of the foregoing:

2.1.14.1	Competition and Anti-Trust Laws: it is in compliance in all material respects with all applicable competition and anti-trust legislation;

2.1.14.2	Environmental Matters:

2.1.14.2.1	Compliance; Environmental Permits; Communications, Circumstances: (i) to the best of its knowledge, after due inquiry, it is in compliance in all material respects with all applicable Environmental Laws, and (ii) it has not received any communication (written or oral), whether from a Governmental Authority, citizens group, employee or otherwise, which communication alleges that it has not complied with any Environmental Law where such non-compliance could reasonably be expected to have a Material Adverse Effect;

2.1.14.2.2	Environmental Claims: (i) there is no Environmental Claim pending or, to the best of its knowledge, threatened against it which could reasonably be expected to have a Material Adverse Effect and (ii) to the best of its knowledge there are no present, past actions, activities, circumstances, conditions, events or incidents (including, without limitation, the release, emission, discharge or disposal of any Hazardous Materials) that could form the basis of any Environmental Claims against it that singly or in the aggregate could reasonably be expected to have a Material Adverse Effect;

2.1.14.2.3	Notices or Orders: it has not received any notice or order advising it that it has or may have any remedial obligation with respect to any such releases, emissions, discharges or disposals of any Hazardous Materials or that it is or may be responsible for the costs of any remedial action taken or to be taken by any other Persons with respect to any such releases, emissions, discharges or disposals of any Hazardous Materials, which obligation or cost could reasonably be expected to have, singly or in the aggregate, a Material Adverse Effect;

2.1.14.3	Compliance with PATRIOT Act; FCPA; OFAC: Each Obligor is in compliance with the applicable requirements of all Sanctions Applicable Laws and Regulations and the FCPA except in such instances in which (i) such requirement of Applicable Law or order, writ, injunction or decree is being contested in good faith by appropriate actions diligently conducted or (ii) the failure to comply therewith would not reasonably be expected to have a Material Adverse Effect;

2.1.14.4	FCPA: No part of the proceeds of the Loans will be used, directly or, to the knowledge of the Canadian Borrower, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the FCPA or the CFPOA. The Canadian Borrower and its Subsidiaries have conducted their businesses in compliance with the FCPA, the UK Bribery Act 2010, the CFPOA 2010 and other similar anti-corruption legislation in other jurisdictions to the extent applicable thereto, and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws;

2.1.14.5	OFAC: None of the Canadian Borrower or any of its Subsidiaries, nor, any director or officer of the Canadian Borrower or its Subsidiaries, nor to the knowledge of the Canadian Borrower, any employee or agent of the Canadian Borrower or any of its Subsidiaries, (i) is a Designated Person, (ii) is currently subject to any U.S. sanctions administered by OFAC or (iii) located, organized or resident in a country that is subject of Sanctions Applicable Laws and Regulations. No part of the proceeds of the Loans will be used, directly or, to the knowledge of the Canadian Borrower, indirectly, in violation of any Sanctions Applicable Laws and Regulations;

2.1.15	Taxes: except as disclosed in Schedule 2.1.15, it has filed when due with the appropriate Governmental Authority all material tax returns, reports and statements required to be filed by it, and it has paid when due all Taxes due and payable on or before the due date thereof (other than Taxes for which immediate payment is not required by the relevant Governmental Authority, the payment of which is being contested in good faith by appropriate proceedings and in respect of which adequate reserves or provisions have been made in its books and records and other than Taxes in an amount which is not material (either individually or in the aggregate) and which may be owing to Governmental Authorities) and, in the case of Taxes not yet due or payable, has made adequate reserve or provision for such Taxes in its books and records in accordance with Applicable Accounting Principles;

2.1.16	Financial Statements of Canadian Borrower: (i) the audited consolidated financial statements of the Canadian Borrower for its fiscal year ended December 31, 2020 and the unaudited consolidated financial statements of the Canadian Borrower for the three and six-months ended June 30, 2021 which have been provided to the Lenders prior to the date hereof are complete and correct and present fairly, in accordance with Applicable Accounting Principles, the consolidated financial position of the Canadian Borrower and its Subsidiaries at their respective dates and the consolidated results of operations, retained earnings and, as applicable, changes in financial position or cash flows of the Canadian Borrower, for the respective periods to which such statements relate; (ii) except as disclosed or reflected in such financial statements, as at June 30, 2021, neither the Canadian Borrower nor any other Obligor had any liability, contingent or otherwise, or any unrealized or anticipated loss, that, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect; and (iii) since June 30, 2021 there has been no change in the consolidated financial condition of the Canadian Borrower from that set forth in the said consolidated financial statements which could have a Material Adverse Effect;

2.1.17	Future Financial Statements: the financial statements delivered from time to time to the Lenders pursuant to Section 14.1.2 are complete and correct in all material respects and present fairly, in accordance with Applicable Accounting Principles (except for changes therein or departures therefrom that are described in the certificate or report accompanying such statements and that have been approved in writing by the Auditors), the consolidated or non-consolidated, as the case may be, financial position of the Canadian Borrower and its Subsidiaries, as the case may be, as at their respective dates and the consolidated or non-consolidated, as the case may be, results of operations, retained earnings and cash flows of the Canadian Borrower and its Subsidiaries for the respective periods to which such statements relate, and the furnishing of the same to the Lenders shall constitute a representation and warranty by the Canadian Borrower made on the date the same are furnished to the Lenders to that effect and to the further effect that, except as disclosed or reflected in such financial statements, as at the respective dates thereof, neither the Canadian Borrower nor any other Obligor had any liability, contingent or otherwise, or any unrealized or anticipated loss, that could reasonably be expected to have a Material Adverse Effect;

2.1.18	Forecasts and Information Supplied: (i) all factual information that has been made or will be made available to the Lenders by the Canadian Borrower or on its behalf was and will be, when furnished, complete and correct in all material respects and does not, or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statement contained therein not materially misleading in light of the circumstances under which such statements are made; and (ii) such financial and other information in respect of the Canadian Borrower and its Affiliates (the “Financial Analyses”) that have been or will be made available to the Lenders by the Canadian Borrower or on its behalf have been or will be prepared in good faith based upon reasonable assumptions; provided, however, that the Lenders acknowledge that there is no assurance that actual results will correspond to any financial projections or forecasts contained in the Financial Analyses;

2.1.19	No Material Adverse Effect: there has been no Material Adverse Effect since June 30, 2021; there is no fact known to it which could have a Material Adverse Effect which has not been fully disclosed to the Administrative Agent other than matters of a general economic nature;

2.1.20	Licences; No Burdensome Restrictions, Etc.: except as disclosed in Schedule 2.1.20 it possesses all franchises, certificates, licences, permits and other authorizations or exemptions from regulatory authorities and other Governmental Authorities, free from burdensome restrictions or known conflict with the rights of others, that are material and necessary under Applicable Laws for the ownership, lease, maintenance and operation of its properties and assets and the conduct of its business as now conducted and as proposed to be conducted, and it is not in violation of any thereof, which failure to possess or violation could have a Material Adverse Effect;

2.1.21	Withholding of taxes, Etc.: except as disclosed in Schedule 2.1.21 and Taxes in an amount which is not material (either individually or in the aggregate) and which may be owing to Governmental Authorities, it has deducted and withheld amounts in respect of amounts paid by it to all employees for all periods in full and complete compliance with all tax, social security, unemployment and other provisions of Applicable Laws, and has paid or remitted such deductions or withholdings when due to the relevant Governmental Authorities;

2.1.22	Canadian Borrower not Non-Resident of Canada: the Canadian Borrower is not a non-resident of Canada for the purposes of the Income Tax Act (Canada);

2.1.23	Subsidiaries: Schedule 2.1.23 sets forth a complete and accurate corporate chart and list of all Obligors, showing, as of the date hereof, (a) as to each such Obligor, (i) the jurisdiction of its incorporation or organization, (ii) the number of outstanding shares of each class of Equity Interests thereof (other than in relation to the Canadian Borrower), the owner of such Equity Interests, and (iii) the location of its corporate records and its registered and chief executive offices, and (b) in relation to each Obligor with tangible assets located in Canada, the provinces where it conducts business (other than provinces where no material business is conducted and (i) the book value of any tangible personal property located in such jurisdiction is less than $1,000,000; or (ii) tangible personal property located in such jurisdiction is either of a mobile nature and not permanently stored in such location or is only located therein on a temporary basis not exceeding 30 days);

2.1.24	Material Contracts: Schedule 2.1.24 sets forth a complete list of all Material Contracts; it is not in default to perform or observe its obligations under any such Material Contract, which default could have a Material Adverse Effect; the Material Contracts to which it is a party are in full force and effect; except for those already given or obtained, no notice nor consent is required to be given or obtained under any Material Contract in connection with the execution of this Agreement;

2.1.25	Indebtedness: it has no Indebtedness other than the Existing Indebtedness and the Indebtedness of the Obligors permitted pursuant to the provisions of Subsection 14.3.1;

2.1.26	Banking: Schedule 2.1.26 sets out each bank account maintained with any financial institution other than Bank of Montreal and its Affiliates and the Lenders which has more than US$15,000,000 in the relevant account at any given time; it does not maintain a bank account with any financial institution other than Bank of Montreal and its Affiliates and the Lenders except (a) bank accounts with less than US$50,000,000 in the aggregate at any given time, (b) bank accounts resulting from a Permitted Acquisition, provided that such bank accounts shall be closed within 18 months after the Permitted Acquisition and maintained in accordance with Section ~~14.1.3~~ 14.1.13 and (c) such other accounts which are subject to an account control agreement satisfactory to the Administrative Agent or as otherwise approved by the Administrative Agent;

2.1.27	Fiscal year end: except as disclosed in Schedule 2.1.27, the fiscal year end of each of the Obligors is December 31;

2.1.28	Labour Matters: except as disclosed in Schedule 2.1.28, there are no strikes or other labour disputes against it and pending or, to the best of its knowledge and belief after due inquiry, anticipated which could reasonably be expected to have a Material Adverse Effect and there are no complaints or charges against it pending or, to the best of its knowledge and belief, after due inquiry, threatened to be filed with any governmental or regulatory body or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by it which could have a Material Adverse Effect;

2.1.29	Pension Plans:

2.1.29.1	the Canadian Pension Plans are duly registered under the provisions of the ITA and any other Applicable Law and no event has occurred which is reasonably likely to cause such registered status to be revoked. The Canadian Pension Plans have been administered in accordance, in all material respects, with the ITA and all other Applicable Laws. No promises of benefit improvements under the Canadian Pension Plans have been made except where such improvements could not have a Material Adverse Effect. Except where noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Loan Party has made all contributions required to be made by it in a timely fashion in respect of the applicable Canadian Multi-Employer Plan in accordance with the terms of the applicable collective bargaining agreement relating to such plan;

2.1.29.2	no ERISA Event has occurred or is reasonably expected to occur; (ii) neither the Canadian Borrower nor any of its ERISA Affiliates has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 et seq. or Section 4243 of ERISA with respect to a Multiemployer Plan; and (iii) neither the Canadian Borrower nor any of its ERISA Affiliates has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA, except, with respect to each of the foregoing clauses of this Section 2.1.29.2, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

2.1.30	No Omissions: it has not withheld from any Lender any material information relating to its financial condition or business which would reasonably be expected to be material to a prospective lender contemplating a loan of the size and nature contemplated in this Agreement;

2.1.31	Anti-Corruption Laws: no part of the proceeds of the Advances shall be used, directly or indirectly by the Canadian Borrower or any Subsidiary: (i) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government-owned entity, to any foreign political party or party official or political candidate or to any official or employee of a public international organization, or to anyone else acting in an official capacity (collectively, “Foreign Official”), in order to obtain, retain or direct business by (A) influencing any act or decision of such Foreign Official in his official capacity, (B) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such Foreign Official, (C) securing any improper advantage or (D) inducing such Foreign Official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality; (ii) to violate the Corruption of Foreign Public Officials Act (Canada); or (iii) to violate any other anti-corruption Applicable Law applicable to the Canadian Borrower and each of its Subsidiaries;

2.1.32	Anti-money Laundering and Anti-terrorist Financing Laws: the operations of the Canadian Borrower and each of its Subsidiaries are in compliance in all material respects with applicable financial record keeping and reporting requirements under, and other aspects of, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other anti-money laundering, anti-terrorist financing, and government sanction laws, regulations and guidelines applicable to the Canadian Borrower and each of its Subsidiaries, whether within Canada or elsewhere and no part of the proceeds of the Advances shall be used, directly or indirectly by the Canadian Borrower or any Subsidiary in contravention of any such laws, regulations and guidelines;

2.1.33	Margin Regulations; Investment Company Act: as of the Closing Date, not more than 25% of the value of the assets of the Canadian Borrower and its Guarantors, on a consolidated basis, is Margin Stock. No Obligor is engaged nor will it engage, principally or as one of its important activities, in the business of (i) purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB) or (ii) extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Borrowings will be used for any purpose that violates Regulation U. No Obligor is an “investment company” as defined in the Investment Company Act of 1940;

2.1.34	Solvency: on the Closing Date, after giving effect to the Transactions, the Canadian Borrower and its Restricted Subsidiaries, on a consolidated basis, are Solvent;

2.1.35	Security Documents: except as otherwise contemplated hereby or under any other Loan Documents, the provisions of the Security Documents, together with such filings and other actions required to be taken hereby or by the applicable Security Documents, are effective to create in favour of the Administrative Agent for the benefit of the Lenders a legal, valid and perfected Lien and Security Interest on the Collateral with the ranking or priority required by the Collateral and Guarantee Requirement on all right, title and interest of the Canadian Borrower and the other applicable Obligors, respectively, in the Collateral described therein (other than such Collateral in which a security interest cannot be perfected under the Uniform Commercial Code, the PPSA or by possession or control). Notwithstanding anything herein (including this Section 2.1.35) or in any other Loan Document to the contrary, neither the Canadian Borrower nor any other Obligor makes any representation or warranty as to (A) the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any Subsidiary that is not a Obligor, or as to the rights and remedies of the Administrative Agent or any Lender with respect thereto, in each case, under foreign law, (B) the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest to the extent such pledge, security interest, perfection or priority is not required pursuant to this Agreement and the Collateral and Guarantee Requirement or (C) on the Closing Date and until required pursuant to Section 14.1.9 or 14.1.10, the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or enforceability of any pledge or security interest to the extent not required on the Closing Date pursuant to Section 13.1.1.

2.1.36	Accuracy of Information: At the time of delivery thereof to any Lender, the information provided by the Borrowers pursuant to Section ~~14.1.6~~ 14.1.16 is, or will be, when furnished, complete and correct in all material respects on and as of such date.

2.2	Survival of Representations and Warranties

All representations and warranties of each Obligor contained herein and in any certificate or material delivered hereunder or pursuant to any of the other Loan Documents shall be deemed to have been relied upon by the Administrative Agent and the Lenders notwithstanding any investigation heretofore or hereafter made by any of the Lenders and the Administrative Agent or by their respective counsel or by any other representative of the Administrative Agent or the Lenders and all such representations and warranties shall be deemed to be given on the date of this Agreement and, except, if made as of a specific date and for the representations and warranties set forth in Section 2.1.16 (which shall be read as if they referred to the most recent financial statements delivered by the Obligors to the Administrative Agent pursuant to Section 14.1.2), on each Drawdown Date, on each Conversion Date, on each Rollover Date, on each date of issuance, extension or renewal of a Letter of Credit and on each date of the delivery of a Compliance Certificate, with the same effect, subject to and to the extent consistent with the transactions contemplated hereby and changes to the Schedules made pursuant to Section 14.1.2.8, as if made at and as of each such date, by reference to the facts and circumstances then prevailing.

ARTICLE 3

THE FACILITY A CREDIT

3.1	Obligations of the Lenders and Use of Proceeds

3.1.1	Facility A Commitment: Relying on each of the representations and warranties set out in ARTICLE 2 and subject to the terms of this Agreement, each Lender, severally and not jointly, agrees to make its Facility A Commitment under the Facility A Credit available to the Canadian Borrower, on a revolving basis, during the period from the date hereof until the Facility A Termination Date:

3.1.1.1	in CDollars by way of Canadian Rate Advances;

3.1.1.2	in USDollars by way of US Base Rate Advances;

3.1.1.3	in CDollars by way of ~~Acceptance of Bankers’ Acceptances or, as the case may be, BA Equivalent~~ Term CORRA Advances;

3.1.1.4	in CDollars by way of Daily Compounded CORRA Advances;

3.1.1.5	~~3.1.1.4~~in USDollars by way of SOFR Advances; and

3.1.1.6	~~3.1.1.5~~by way of Letters of Credit in CDollars or USDollars (subject to ARTICLE 11);

provided that a Lender shall have no obligation (a) to make any Facility A Advance if at any time the amount thereof exceeds its then Facility A Available Commitment; or (b) to make any Advance, Conversion Advance or Rollover Advance under Facility A Credit at any time that a Default or an Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement).

3.1.2	Use of Funds: The Canadian Borrower agrees to use the proceeds of the Advances under the Facility A Credit: (i) for ongoing operating and working capital requirements and general corporate purposes of any member of the Group; (ii) to finance Capital Expenditures and acquisitions and investments incurred or made in accordance with the provisions hereof including Permitted Acquisitions; (iii) to finance Permitted Note Redemptions from time to time of High Yield Notes which are Senior Secured Notes and up to a maximum aggregate principal amount of US$200,000,000 of High Yield Notes which are unsecured (such aggregate amount to be determined for the period from the Closing Date to the Maturity Date) and, in the case of any Permitted Note Redemption, provided that the ratio of the outstanding principal amount under the Credit to Adjusted EBITDA is equal to or less than 4.50:1 and the Financial Covenants will be satisfied immediately before and after giving effect to such Permitted Note Redemption; (iv) to repay on account of principal outstanding under the Term Loan Agreement the Equivalent Amount in USDollars of up to a maximum aggregate of C$400,000,000; and (v) such other purposes as the Administrative Agent may authorize from time to time in writing.

3.1.3	Termination of Facility A Commitments: The Facility A Total Commitment and the Facility A Commitment of each Lender shall terminate on the Facility A Termination Date.

3.1.4	Maximum Amount of Letters of Credit: The Letter of Credit Exposure under the Facility A Credit shall not, at any time, exceed C$400,000,000.

3.2	Direct Advances ~~and Bankers’ Acceptances~~

3.2.1	Subject to the terms and conditions hereof, from time to time during the period from the date hereof until the Facility A Termination Date and upon giving to the Administrative Agent prior written notice in accordance with Section 3.4 by means of a Notice of Borrowing, the Canadian Borrower may borrow from each Lender, through the Administrative Agent, up to the amount of its Facility A Available Commitment:

3.2.1.1	by way of Canadian Rate Advance provided the aggregate amount of each such Advance shall be C$500,000 or in integral multiples of C$100,000 in excess of such amount;

3.2.1.2	by way of US Base Rate Advance provided the aggregate amount of each such Advance shall be US$500,000 or in integral multiples of US$100,000 in excess of such amount;

~~3.2.1.3~~	~~by way of SOFR Advance provided the aggregate amount of each such Advance shall be US$1,000,000 or in integral multiples of US$100,000 in excess of such amount; and~~

3.2.1.3	~~3.2.1.4by way of Acceptance of Bankers’ Acceptances (or, as the case may be, BA Equivalent Advances)~~ by way of Term CORRA Advance provided the aggregate amount of each such Advance shall be C$5,000,000 or in integral multiples of C$100,000 in excess of such amount~~.~~;

3.2.1.4	by way of Daily Compounded CORRA Advance provided the aggregate amount of each such Advance shall be C$5,000,000 or in integral multiples of C$100,000 in excess of such amount; and

3.2.1.5	by way of SOFR Advance provided the aggregate amount of each such Advance shall be US$1,000,000 or in integral multiples of US$100,000 in excess of such amount.

3.2.2	In each Notice of Borrowing in which the Canadian Borrower has elected to pay interest at Adjusted Term SOFR (plus the Applicable Margin) on all or part of the Borrowing, the Canadian Borrower shall specify the duration it selects for the initial Interest Period with respect to such SOFR Loan Portion in accordance with Section ~~9.8~~9.10.

3.2.3	In each Notice of Borrowing in which the Canadian Borrower has elected ~~Bankers’ Acceptances~~to pay interest at the Adjusted Term CORRA or the Adjusted Daily Compounded CORRA (in each case plus the Applicable Margin) on all or part of the Borrowing, the Canadian Borrower shall specify the ~~maturity date for such Bankers’ Acceptances~~ duration it selects for the initial Interest Period with respect to such Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, in accordance with Section ~~10.1.3. Borrowings by way of Bankers’ Acceptances shall be in accordance with ARTICLE~~ 9.10.

3.2.4	Each Notice of Borrowing shall be irrevocable and binding on the Canadian Borrower. In all cases the Drawdown Date shall be a Banking Day if only Advances in CDollars are requested, or a Business Day, for all other Advances.

3.2.5	Within the limits of each Lender’s Facility A Commitment, the Canadian Borrower may borrow under this Section 3.2, repay pursuant to Section 8.2 and reborrow under this Section 3.2.

3.2.6	Any obligation of a Lender to make SOFR Advances is subject to availability.

3.3	Letters of Credit

Subject to the terms and conditions hereof and provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement) and during the period from the date of this Agreement until 30 days prior to the Facility A Maturity Date, the Canadian Borrower may request the issuance of Facility A Letters of Credit in accordance with ARTICLE 11.

3.4	Notice Provisions

3.4.1	For each Borrowing (other than a Swingline Advance), each optional repayment and each conversion with respect to the Facility A Credit, the Administrative Agent shall have received prior to 10:00 a.m. (Toronto time) from the Canadian Borrower in writing a Notice of Borrowing, a Notice of Optional Repayment, a Notice of Conversion or a Notice of Rollover, as the case may be, in accordance with the following:

3.4.1.1	at least one (1) Banking Day prior to the Drawdown Date, the Conversion Date or Optional Repayment Date, as the case may be, for each Borrowing, conversion or optional repayment by way of Canadian Rate Advance or US Base Rate Advance,

3.4.1.2	at least two (2) ~~Banking~~ Business Days prior to the Drawdown Date, Conversion Date or Rollover Date, as the case may be, for each Borrowing or conversion by way of ~~Acceptance~~Daily Compounded CORRA Advance,

3.4.1.3	at least three (3) Business Days prior to the Drawdown Date, Conversion Date or Rollover Date, as the case may be, for each Borrowing or conversion by way of SOFR Advance or Term CORRA Advance; and

3.4.1.4	for each Borrowing by way of a Letter of Credit, as provided in Section 11.7.

3.4.2	If the Canadian Borrower gives a Notice of Borrowing to the Administrative Agent in accordance with Section 3.4.1 or a Notice of Conversion or a Notice of Rollover to the Administrative Agent, the Administrative Agent shall on the same day it receives such Notice of Borrowing, Notice of Conversion or Notice of Rollover, notify each Lender by fax of the particulars of such request for a Borrowing, Conversion Advance or Rollover Advance and, in the case of a Borrowing, such Lender’s Facility A Participation in the proposed Borrowing and each Lender shall, no later than 2:00 p.m. (Toronto time) on the Drawdown Date, make or procure to be made its Facility A Participation in the Borrowing available to the Administrative Agent.

3.4.3	Subject to the terms hereof, the Administrative Agent shall make each such Borrowing available to the Canadian Borrower for value on the Drawdown Date.

3.5	Pro Rata Treatment

Except for Swingline Advances which shall be requested only from the Swingline Lender, the Canadian Borrower agrees to request through the Administrative Agent any Borrowing under the Facility A Credit from the Lenders pro rata in all respects according to their respective Facility A Commitments (determined without taking into account the Swingline Loan or Swingline Limit) and the Lenders agree to make each such Borrowings available to the Canadian Borrower, through the Administrative Agent, pro rata in all respects according to their respective Facility A Commitments (determined without taking into account the Swingline Loan or Swingline Limit). A Lender shall not be responsible for the Facility A Commitment of any other Lender. Without prejudice to the rights of the Canadian Borrower against a defaulting Lender, the failure or incapacity of a Lender to make available its Facility A Participation in a Borrowing to the Canadian Borrower in accordance with its obligations under this Agreement does not release the other Lenders from their obligations.

3.6	Accounts kept by the Administrative Agent

The Administrative Agent shall keep in its books, accounts for the Facility A Loan and other amounts payable by the Canadian Borrower under this Agreement. The Administrative Agent shall keep appropriate registers showing, as debits, the amount of the indebtedness of the Canadian Borrower towards it in respect of the Facility A Loan, the amount and date of each Advance, Conversion Advance and Rollover Advance, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal or interest made in respect of such indebtedness as well as other amounts paid by the Canadian Borrower pursuant hereto. Such registers shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower and the Lenders; provided that the obligation of the Canadian Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of this Agreement shall not be affected by the failure of the Administrative Agent to keep such registers. The Administrative Agent shall supply any Lender and the Canadian Borrower, on demand, with copies of such registers.

3.7	Accounts kept by the Swingline Lender

The Swingline Lender shall keep in its books, in respect of the Swingline Loan, accounts for the Swingline Loan and other amounts payable by the Canadian Borrower to it under this Agreement. The Swingline Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower towards it in respect of the Swingline Loan, the amount of all accrued interest and any other amount due to the Swingline Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as other amounts paid to the Swingline Lender pursuant hereto.

3.8	Conversion Option

At any time prior to the Facility A Maturity Date, subject to Section 8.1, and provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), the Canadian Borrower may elect to convert by Notice of Conversion received by the Administrative Agent, and on the Conversion Date set forth therein the Canadian Borrower shall convert, any US Base Rate Loan, Canadian Rate Loan, SOFR Loan ~~or Bankers’ Acceptance~~ , Daily Compounded CORRA Loan, Term CORRA Loan or any portion thereof outstanding under the Facility A Credit (each a “Converted Advance”) into another ~~basis of funding~~ Type of Loan in the same currency under the Facility A Credit (each a “Conversion Advance”) other than Letters of Credit. The provisions of this Agreement relating to Canadian Rate Advances, US Base Rate Advances, SOFR Advances ~~and Acceptances~~ , Daily Compounded CORRA Advances and Term CORRA Advances shall apply mutatis mutandis to Conversion Advances comprising Canadian Rate Advances, US Base Rate Advances, SOFR Advances ~~and Acceptances,~~ , Daily Compounded CORRA Advances and Term CORRA Advances, respectively.

3.9	Swingline Loan

3.9.1	At any time that the Canadian Borrower would be entitled to obtain Facility A Advances and to such extent provided in this Section 3.9, the Canadian Borrower shall be entitled to create or increase an overdraft in its CDollar Current Account or USDollar Current Account, without having to provide to the Administrative Agent a Notice of Borrowing. The Swingline CDollar Availment and Swingline USDollar Availment from time to time outstanding shall be deemed to be a Canadian Rate Loan or a US Base Rate Loan respectively.

3.9.2	The Canadian Borrower undertakes not to permit the Swingline Loan at any time to exceed the Swingline Limit at such time. For greater certainty and notwithstanding any other provision of this Agreement, the Swingline Lender shall not be obligated to permit at any time the creation or the increase of an overdraft in the CDollar Current Account or USDollar Current Account (a “Swingline Advance”), to the extent that at such time the Swingline Loan would exceed the Swingline Limit.

3.9.3	It is the intention of the parties hereto that the Swingline Loan be available to the Canadian Borrower pending the obtaining of Facility A Advances pursuant to Section 3.2. Accordingly, on any Banking Day the Swingline Loan equals or exceeds the Swingline Limit or, from time to time, as the Swingline Lender, in its sole and entire discretion, deems it appropriate, the Swingline Lender shall deliver a written notice to the Administrative Agent (which in turn will provide notice to, in accordance with the provisions of this Agreement, each of the Lenders and to the Canadian Borrower), requiring repayment of the Swingline Loan then outstanding or any portion thereof. Such written notice from the Swingline Lender to the Administrative Agent shall be delivered not later than 11:00 a.m. (Toronto time) one (1) Banking Day prior to the proposed date of repayment of the Swingline Loan then outstanding or any portion thereof and any repayment amount specified in such notice may be for the full amount of the Swingline Loan then outstanding or be in a minimum amount of C$500,000 or US$500,000, as the case may be, and multiples of C$100,000 or US$100,000 respectively in excess thereof. The Canadian Borrower shall be deemed to have given at such time a Notice of Borrowing to the Administrative Agent requesting a Canadian Rate Advance and a US Base Rate Advance, as applicable, under the Facility A Credit in an amount equal to the portion of the Swingline Loan owing by the Canadian Borrower and to be repaid as specified by the Swingline Lender. If the aggregate principal amount of all such requested Advances and the Facility A Loan outstanding would not exceed the Facility A Total Commitment at such time, and no Event of Default is then continuing, the Lenders shall make such requested Advances on the next Banking Day and the Administrative Agent shall apply the proceeds thereof in full and partial repayment, as the case may be, of the Swingline Loan then outstanding. The Administrative Agent shall promptly notify the Canadian Borrower of any such Advance made, and the Canadian Borrower agrees to accept each such Advance and hereby irrevocably authorizes and directs the Administrative Agent to apply the proceeds thereof in payment of the Swingline Loan as aforesaid.

3.9.4	If at any time that the Facility A Total Commitment has been terminated following an Event of Default as provided in Section 16.2 and the Facility A Loan is not outstanding rateably from the Lenders (with the outstanding Swingline Loan being deemed for such purpose outstanding under the Swingline Lender’s Facility A Commitment), any Lender from which excess Advances are outstanding (the “Surplus Lender”) shall sell to any Lender from which deficit Advances are outstanding (the “Deficit Lender”), and the Deficit Lender shall purchase from the Surplus Lender, for cash, at par, without representation or warranty from or recourse to the Surplus Lender, an interest in such of the Advances outstanding from the Surplus Lender as results in the ratio of the Facility A Advances outstanding from all Lenders being equal to the ratio of their Facility A Commitments. The intention of this Section 3.9.4 is that when any and all purchases and sales required hereby have been completed, the outstanding Facility A Advances under the Facility A Credit will be outstanding rateably from the Lenders. The Administrative Agent, upon consultation with the Lenders, shall have the power to settle any documentation required to evidence any such purchase and sale and, if deemed advisable by the Administrative Agent, to execute any document as attorney for any Lender in order to complete any such purchase and sale. The Canadian Borrower and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Canadian Borrower expressly consents to the foregoing arrangements among such Lenders.

3.9.5	Each of the Lenders shall indemnify and save harmless the Swingline Lender (to the extent not reimbursed by the Canadian Borrower) on a rateable basis based on the Facility A Commitment of each such Lender against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Swingline Lender in any way related to or arising out of the Swingline Loan or any Swingline Advance made by the Swingline Lender, except for any such liabilities resulting from the gross negligence or wilful misconduct of the Swingline Lender.

3.9.6	The Canadian Borrower shall advise the Swingline Lender from time to time but not more frequently than as may be agreed by the Swingline Lender as to the allocation of the Swingline Limit between the CDollar Current Account and the USDollar Current Account.

3.10	Increase of the Facility A Credit [Intentionally Deleted]

ARTICLE 4

TERMINATION OF THE FACILITY B CREDIT

4.1	Termination of Facility B Credit

The Facility B Credit is hereby cancelled and terminated effective on the date of this Agreement.

4.2	Facility B Letters of Credit

Each Facility B Letter of Credit outstanding on the date of this Agreement shall be deemed to be a Facility A Letter of Credit outstanding under the Facility A Credit.

ARTICLE 5

THE FACILITY C CREDIT

5.1	Obligations of the Lenders and Use of Proceeds

5.1.1	Facility C Commitment: Relying on each of the representations and warranties set out in ARTICLE 2 and subject to the terms of this Agreement, each Lender, severally and not jointly, agrees to make its Facility C Commitment under the Facility C Credit available to the US Borrower, on a revolving basis, during the period from the date hereof until the Facility C Termination Date:

5.1.1.1	in USDollars by way of US Prime Rate Advances;

5.1.1.2	in USDollars by way of SOFR Advances; and

5.1.1.3	in USDollars by way of Sweep to Loan Arrangement as US Prime Rate Advances;

provided that a Lender shall have no obligation (a) to make any Facility C Advance if at any time the amount thereof exceeds its then Facility C Available Commitment; or (b) to make any Advance or Conversion Advance under Facility C Credit at any time that a Default or an Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement).

5.1.2	Use of Funds: The US Borrower agrees to use the proceeds of the Advances under the Facility C Credit: (i) for ongoing operating and working capital requirements and cash management purposes of any member of the Group; (ii) to finance Capital Expenditures and acquisitions and investments incurred or made in accordance with the provisions hereof, including Permitted Acquisitions, and (iii) such other purposes as the Administrative Agent may authorize from time to time in writing.

5.1.3	Termination of Facility C Commitments: The Facility C Total Commitment and the Facility C Commitment of each Lender shall terminate on the Facility C Termination Date.

5.2	Direct Advances

5.2.1	Subject to the terms and conditions hereof, from time to time during the period from the date hereof until the Facility C Termination Date and upon giving to the Administrative Agent prior written notice in accordance with Section 5.3 by means of a Notice of Borrowing (except in the case of a US Prime Rate Advance pursuant to the Sweep to Loan Arrangement), the US Borrower may borrow from each Lender, through the Administrative Agent, up to the amount of its Facility C Available Commitment:

5.2.1.1	by way of US Prime Rate Advance provided the aggregate amount of each such Advance shall be US$500,000 or in integral multiples of US$100,000 in excess of such amount; and

5.2.1.2	by way of SOFR Advance provided the aggregate amount of each such Advance shall be US$1,000,000 or in integral multiples of US$100,000 in excess of such amount.

5.2.2	In each Notice of Borrowing in which the US Borrower has elected to pay interest at Adjusted Term SOFR (plus the Applicable Margin) on all or part of the Borrowing, the US Borrower shall specify the duration it selects for the initial Interest Period with respect to such SOFR Loan Portion in accordance with Section ~~9.8~~9.10.

5.2.3	Each Notice of Borrowing shall be irrevocable and binding on the US Borrower. In all cases the Drawdown Date shall be a Business Day.

5.2.4	Within the limits of each Lender’s Facility C Commitment, the US Borrower may borrow under this Section 5.2, repay pursuant to Section 8.4 and reborrow under this Section 5.2.

5.2.5	Any obligation of a Lender to make SOFR Advances is subject to availability.

5.2.6	So long as a Sweep to Loan Arrangement is in effect, and subject to the terms and conditions thereof, Swingline Loans made by the Lender may be advanced and prepaid hereunder notwithstanding any notice, minimum amount, or funding and payment location requirements hereunder for any advance of Facility C Loans or for any prepayment of any Facility C Loans under the Sweep to Loan Arrangement.

5.3	Notice Provisions

5.3.1	For each Borrowing, each optional repayment and each conversion with respect to the Facility C Credit, the Administrative Agent shall have received prior to 10:00 a.m. (Toronto time) from the US Borrower in writing a Notice of Borrowing, a Notice of Optional Repayment, a Notice of Conversion or Notice of Rollover, as the case may be, in accordance with the following:

5.3.1.1	at least one (1) Banking Day prior to the Drawdown Date, the Conversion Date or Optional Repayment Date, as the case may be, for each Borrowing, conversion or optional repayment by way of US Prime Rate Advance, and

5.3.1.2	at least three (3) Business Days prior to the Drawdown Date, Conversion Date or Rollover Date, as the case may be, for each Borrowing or conversion by way of SOFR Advance.

5.3.2	If the US Borrower gives a Notice of Borrowing to the Administrative Agent in accordance with Section 5.3.1, or a Notice of Conversion or a Notice of Rollover, the Administrative Agent shall on the same day it receives such Notice of Borrowing, Notice of Conversion or Notice of Rollover notify each Lender by fax of the particulars of such request for a Borrowing, Conversion Advance or Rollover Advance and, in the case of a Borrowing, such Lender’s Facility C Participation in the proposed Borrowing and each Lender shall, no later than 2:00 p.m. (Toronto time) on the Drawdown Date, make or procure to be made its Facility C Participation in the Borrowing available to the Administrative Agent.

5.3.3	Subject to the terms hereof, the Administrative Agent shall make each such Borrowing available to the US Borrower for value on the Drawdown Date.

5.4	Pro Rata Treatment

The US Borrower agrees to request through the Administrative Agent any Borrowing under the Facility C Credit from the Lenders pro rata in all respects according to their respective Facility C Commitments and the Lenders agree to make each such Borrowings available to the US Borrower, through the Administrative Agent, pro rata in all respects according to their respective Facility C Commitments. A Lender shall not be responsible for the Facility C Commitment of any other Lender. Without prejudice to the rights of the US Borrower against a defaulting Lender, the failure or incapacity of a Lender to make available its Facility C Participation in a Borrowing to the US Borrower in accordance with its obligations under this Agreement does not release the other Lenders from their obligations.

5.5	Accounts kept by the Administrative Agent

The Administrative Agent shall keep in its books, accounts for the Facility C Loan and other amounts payable by the US Borrower under this Agreement. The Administrative Agent shall keep appropriate registers showing, as debits, the amount of the indebtedness of the US Borrower towards it in respect of the Facility C Loan, the amount and date of each Advance, Conversion Advance and Rollover Advance, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal or interest made in respect of such indebtedness as well as other amounts paid by the US Borrower pursuant hereto. Such registers shall constitute (in the absence of manifest error) prima facie evidence of their content against the US Borrower and the Lenders; provided that the obligation of the US Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of this Agreement shall not be affected by the failure of the Administrative Agent to keep such registers. The Administrative Agent shall supply any Lender and the US Borrower, on demand, with copies of such registers.

5.6	Conversion Option

At any time prior to the Facility C Maturity Date, subject to Section 8.3 and provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), the US Borrower may elect to convert by Notice of Conversion received by the Administrative Agent, and on the Conversion Date set forth therein the US Borrower shall convert, any US Prime Rate Loan, or SOFR Loan or any portion thereof outstanding under the Facility C Credit (each a “Converted Advance”) into another ~~basis of funding~~ Type of Loan in the same currency under the Facility C Credit (each a “Conversion Advance”). The provisions of this Agreement relating to US Prime Rate Advances and SOFR Advances shall apply mutatis mutandis to Conversion Advances comprising US Prime Rate Advances and SOFR Advances, respectively.

ARTICLE 6

FACILITY D CREDIT

6.1	Obligations of the Lenders and Use of Proceeds

6.1.1	Facility D Commitment: Relying on each of the representations and warranties set out in ARTICLE 2 and subject to the terms of this Agreement, each Lender, severally and not jointly, agrees to make its Facility D Commitment under the Facility D Credit available to the US Borrower, on a revolving basis, during the period from the date hereof until the Facility D Termination Date:

6.1.1.1	in USDollars by way of US Prime Rate Advances; and

6.1.1.2	in USDollars by way of SOFR Advances;

provided that a Lender shall have no obligation (a) to make any Facility D Advance if at any time the amount thereof exceeds its then Facility D Available Commitment; or (b) to make any Advance or Conversion Advance under Facility D Credit at any time that a Default or an Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement).

6.1.2	Use of Funds: The US Borrower agrees to use the proceeds of the Advances under the Facility D Credit: (i) for ongoing operating and working capital requirements and general corporate purposes of any member of the Group; (ii) to finance Capital Expenditures and acquisitions and investments incurred or made in accordance with the provisions hereof including Permitted Acquisitions; and (iii) such other purposes as the Administrative Agent may authorize from time to time in writing.

6.1.3	Termination of Facility D Commitments: The Facility D Total Commitment and the Facility D Commitment of each Lender shall terminate on the Facility D Termination Date.

6.2	Direct Advances

6.2.1	Subject to the terms and conditions hereof, from time to time during the period from the date hereof until the Facility D Termination Date and upon giving to the Administrative Agent prior written notice in accordance with Section 6.3 by means of a Notice of Borrowing, the US Borrower may borrow from each Lender, through the Administrative Agent, up to the amount of its Facility D Available Commitment:

6.2.1.1	by way of US Prime Rate Advance provided the aggregate amount of each such Advance shall be US$500,000 or in integral multiples of US$100,000 in excess of such amount; and

6.2.1.2	by way of SOFR Advance provided the aggregate amount of each such Advance shall be US$1,000,000 or in integral multiples of US$100,000 in excess of such amount.

6.2.2	In each Notice of Borrowing in which the US Borrower has elected to pay interest at Adjusted Term SOFR (plus the Applicable Margin) on all or part of the Borrowing, the US Borrower shall specify the duration it selects for the initial Interest Period with respect to such SOFR Loan Portion in accordance with Section ~~9.8~~9.10.

6.2.3	Each Notice of Borrowing shall be irrevocable and binding on the US Borrower. In all cases the Drawdown Date shall be a Business Day.

6.2.4	Within the limits of each Lender’s Facility D Commitment, the US Borrower may borrow under this Section 6.2, repay pursuant to Section 8.6 and reborrow under this Section 6.2.

6.2.5	Any obligation of a Lender to make SOFR Advances is subject to availability.

6.3	Notice Provisions

6.3.1	For each Borrowing, each optional repayment and each conversion with respect to the Facility D Credit, the Administrative Agent shall have received prior to 10:00 a.m. (Toronto time) from the US Borrower in writing a Notice of Borrowing, a Notice of Optional Repayment, a Notice of Conversion or Notice of Rollover, as the case may be, in accordance with the following:

6.3.1.1	at least one (1) Banking Day prior to the Drawdown Date, the Conversion Date or Optional Repayment Date, as the case may be, for each Borrowing, conversion or optional repayment by way of US Prime Rate Advance; and

6.3.1.2	at least three (3) Business Days prior to the Drawdown Date, Conversion Date or Rollover Date, as the case may be, for each Borrowing or conversion by way of SOFR Advance.

6.3.2	If the US Borrower gives a Notice of Borrowing to the Administrative Agent in accordance with Section 6.3.1 or a Notice of Conversion or a Notice of Rollover, the Administrative Agent shall on the same day it receives such Notice of Borrowing, Notice of Conversion or Notice of Rollover notify each Lender by fax of the particulars of such request for a Borrowing, Conversion Advance or Rollover Advance and, in the case of a Borrowing, such Lender’s Facility D Participation in the proposed Borrowing and each Lender shall, no later than 2:00 p.m. (Toronto time) on the Drawdown Date, make or procure to be made its Facility D Participation in the Borrowing available to the Administrative Agent.

6.3.3	Subject to the terms hereof, the Administrative Agent shall make each such Borrowing available to the US Borrower for value on the Drawdown Date.

6.4	Pro Rata Treatment

The US Borrower agrees to request through the Administrative Agent any Borrowing under the Facility D Credit from the Lenders pro rata in all respects according to their respective Facility D Commitments and the Lenders agree to make each such Borrowings available to the US Borrower, through the Administrative Agent, pro rata in all respects according to their respective Facility D Commitments. A Lender shall not be responsible for the Facility D Commitment of any other Lender. Without prejudice to the rights of the US Borrower against a defaulting Lender, the failure or incapacity of a Lender to make available its Facility D Participation in a Borrowing to the US Borrower in accordance with its obligations under this Agreement does not release the other Lenders from their obligations.

6.5	Accounts kept by the Administrative Agent

The Administrative Agent shall keep in its books, accounts for the Facility D Loan and other amounts payable by the US Borrower under this Agreement. The Administrative Agent shall keep appropriate registers showing, as debits, the amount of the indebtedness of the US Borrower towards it in respect of the Facility D Loan, the amount and date of each Advance, Conversion Advance and Rollover Advance, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal or interest made in respect of such indebtedness as well as other amounts paid by the US Borrower pursuant hereto. Such registers shall constitute (in the absence of manifest error) prima facie evidence of their content against the US Borrower and the Lenders; provided that the obligation of the US Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of this Agreement shall not be affected by the failure of the Administrative Agent to keep such registers. The Administrative Agent shall supply any Lender and the US Borrower, on demand, with copies of such registers.

6.6	Conversion Option

At any time prior to the Facility D Maturity Date, subject to Section 8.5 and provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), the US Borrower may elect to convert by Notice of Conversion received by the Administrative Agent, and on the Conversion Date set forth therein the US Borrower shall convert, any US Prime Rate Loan, or SOFR Loan or any portion thereof outstanding under the Facility D Credit (each a “Converted Advance”) into another ~~basis of funding~~ Type of Loan in the same currency under the Facility D Credit (each a “Conversion Advance”). The provisions of this Agreement relating to US Prime Rate Advances and SOFR Advances shall apply mutatis mutandis to Conversion Advances comprising US Prime Rate Advances and SOFR Advances, respectively.

ARTICLE 7

TERMINATION OF THE FACILITY E CREDIT

~~7.1~~	~~Obligations of the Lenders and Use of Proceeds~~

~~7.1.1~~	~~Facility E Commitment: Relying on each of the representations and warranties set out in ARTICLE 2 and subject to the terms of this Agreement, each Lender, severally and not jointly, (i) has made available the drawn portion of its Facility E Commitment prior to the date hereof and (ii) agrees to make available its Facility E Available Commitment to the Canadian Borrower, on a non-revolving basis, on the date hereof:~~

~~7.1.1.1~~	~~in CDollars by way of Canadian Rate Advances; and~~

~~7.1.1.2~~	~~in CDollars by way of Acceptance of Bankers’ Acceptances or, as the case may be, BA Equivalent Advances;~~

~~provided that a Lender shall have no obligation (a) to make any Facility E Advance after the Facility E Termination Date; or (b) to make any Facility E Advance if at any time the amount thereof exceeds its then Facility E Available Commitment; or (c) to make any Advance, Conversion Advance or Rollover Advance under Facility E Credit at any time that a Default or an Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement).~~

~~7.1.2~~	~~Use of Funds: The Canadian Borrower agrees to use the proceeds of the Advances under the Facility E Credit solely as permitted by the 7th ARCA and, with respect to the Facility E Advance on the date hereof, to finance a payment of outstanding Advances under Facility A.~~

7.1	~~7.1.3~~Termination of ~~Facility E Commitments: The Facility E Total Commitment and the Facility E Commitment of each Lender shall terminate on the Facility E Maturity Date.~~ Facility E Credit

The Facility E Credit is cancelled and terminated effective December 29, 2023.

~~7.2~~	~~Direct Advances and Bankers’ Acceptances~~

~~7.2.1~~	~~Subject to the terms and conditions hereof, on the date hereof and upon giving to the Administrative Agent prior written notice in accordance with Section 3.4 by means of a Notice of Borrowing, the Canadian Borrower may borrow from each Lender, through the Administrative Agent, up to the amount of its undrawn Facility E Available Commitment, in the full aggregate amount of the Facility Available Commitment for such Advance. Such Advance may be made:~~

~~7.2.1.1~~	~~by way of Canadian Rate Advance provided the aggregate amount of each such Advance shall be C$500,000 or in integral multiples of C$100,000 in excess of such amount; and~~

~~7.2.1.2~~	~~by way of Acceptance of Bankers’ Acceptances (or, as the case may be, BA Equivalent Advances) provided the aggregate amount of each such Advance shall be C$5,000,000 or in integral multiples of C$100,000 in excess of such amount.~~

~~7.2.2~~	~~In each Notice of Borrowing in which the Canadian Borrower has elected Bankers’ Acceptances, the Canadian Borrower shall specify the maturity date for such Bankers’ Acceptances in accordance with Section 10.1.3. Borrowings by way of Bankers’ Acceptances shall be in accordance with ARTICLE 10.~~

~~7.2.3~~	~~Each Notice of Borrowing shall be irrevocable and binding on the Canadian Borrower. In all cases the Drawdown Date shall be a Banking Day.~~

~~7.3~~	~~Notice Provisions~~

~~7.3.1~~	~~For each Borrowing, each optional repayment and each conversion with respect to the Facility E Credit, the Administrative Agent shall have received prior to 10:00 a.m. (Toronto time) from the Canadian Borrower in writing a Notice of Borrowing, a Notice of Optional Repayment, a Notice of Conversion or a Notice of Rollover, as the case may be, in accordance with the following:~~

~~7.3.1.1~~	~~at least one (1) Banking Day prior to the Drawdown Date, the Conversion Date or Optional Repayment Date, as the case may be, for each Borrowing, conversion or optional repayment by way of Canadian Rate Advance, and~~

~~7.3.1.2~~	~~at least two (2) Banking Days prior to the Drawdown Date, Conversion Date or Rollover Date, as the case may be, for each Borrowing or conversion by way of Acceptance.~~

~~7.3.2~~	~~If the Canadian Borrower gives a Notice of Borrowing to the Administrative Agent in accordance with Section 3.4.1 or a Notice of Conversion or a Notice of Rollover to the Administrative Agent, the Administrative Agent shall on the same day it receives such Notice of Borrowing, Notice of Conversion or Notice of Rollover, notify each Lender by fax of the particulars of such request for a Borrowing, Conversion Advance or Rollover Advance and, in the case of a Borrowing, such Lender’s Facility E Participation in the proposed Borrowing and each Lender shall, no later than 2:00 p.m. (Toronto time) on the Drawdown Date, make or procure to be made its Facility A Participation in the Borrowing available to the Administrative Agent.~~

~~7.3.3~~	~~Subject to the terms hereof, the Administrative Agent shall make each such Borrowing available to the Canadian Borrower for value on the Drawdown Date, provided that the Drawdown Date shall be no later than the last day of the Facility E Availability Period.~~

~~7.4~~	~~Pro Rata Treatment~~

~~The Canadian Borrower agrees to request through the Administrative Agent any Borrowing under the Facility E Credit from the Lenders pro rata in all respects according to their respective Facility E Commitments and the Lenders agree to make each such Borrowings available to the Canadian Borrower, through the Administrative Agent, pro rata in all respects according to their respective Facility E Commitments. A Lender shall not be responsible for the Facility E Commitment of any other Lender. Without prejudice to the rights of the Canadian Borrower against a defaulting Lender, the failure or incapacity of a Lender to make available its Facility E Participation in a Borrowing to the Canadian Borrower in accordance with its obligations under this Agreement does not release the other Lenders from their obligations.~~

~~7.5~~	~~Accounts kept by the Administrative Agent~~

~~The Administrative Agent shall keep in its books, accounts for the Facility E Loan and other amounts payable by the Canadian Borrower under this Agreement. The Administrative Agent shall keep appropriate registers showing, as debits, the amount of the indebtedness of the Canadian Borrower towards it in respect of the Facility E Loan, the amount and date of each Advance, Conversion Advance and Rollover Advance, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal or interest made in respect of such indebtedness as well as other amounts paid by the Canadian Borrower pursuant hereto. Such registers shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower and the Lenders; provided that the obligation of the Canadian Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of this Agreement shall not be affected by the failure of the Administrative Agent to keep such registers. The Administrative Agent shall supply any Lender and the Canadian Borrower, on demand, with copies of such registers.~~

~~7.6~~	~~Conversion Option~~

~~At any time prior to the Facility E Maturity Date, subject to Section 8.1, and provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), the Canadian Borrower may elect to convert by Notice of Conversion received by the Administrative Agent, and on the Conversion Date set forth therein the Canadian Borrower shall convert, any Canadian Rate Loan or Bankers’ Acceptance or any portion thereof outstanding under the Facility E Credit (each a “Converted Advance”) into another basis of funding in the same currency under the Facility E Credit (each a “Conversion Advance”). The provisions of this Agreement relating to Canadian Rate Advances and Acceptances shall apply mutatis mutandis to Conversion Advances comprising Canadian Rate Advances and Acceptances, respectively.~~

ARTICLE 8

REPAYMENT

8.1	Mandatory Repayment of the Facility A Loan

8.1.1	The Canadian Borrower shall repay in full the Facility A Loan to the Lenders on the Facility A Maturity Date together with all unpaid interest accrued and other amounts owing and unpaid under or pursuant to this Agreement and the other Loan Documents in respect of or in connection with the Facility A Credit and the Facility A Loan. In the event that on the Facility A Maturity Date there are any outstanding ~~Bankers’ Acceptances or~~ Letters of Credit under the Facility A Credit, the Canadian Borrower shall thereupon provide the Administrative Agent for the account of the Lenders as cash collateral with funds ~~for the full face amount of all such Bankers’ Acceptances and~~ for the full amount of the Letter of Credit Exposure which cash collateral shall be held in an interest bearing account at a branch of the Administrative Agent for the benefit of the Canadian Borrower, it being understood and agreed that, subject to the compensation rights of the Administrative Agent and the Lenders, all funds provided by the Canadian Borrower to the Lenders to cover any Letter of Credit Exposure shall be returned by the Administrative Agent to the Canadian Borrower together with interest earned in such interest bearing account to the extent any Letters of Credit then outstanding are not drawn upon.

8.1.2	The Canadian Borrower shall repay to the Administrative Agent for the account of the Lenders in CDollars the amount, if any, required by Section 14.3.5. Within the limits of the Facility A Available Commitment and subject to the terms of this Agreement, the Canadian Borrower may reborrow under the Facility A Credit any amount so repaid.

8.1.3	Should the amount of any payment by the Canadian Borrower be applied against repayment of any SOFR Loan Portion on a day other than the last day of the then current Interest Period with respect of such SOFR Loan Portion, the Canadian Borrower shall, in addition, pay the amount calculated as set forth in Section 12.10.3.

8.2	Optional Repayments of Facility A Loan

8.2.1	At any time prior to the Facility A Maturity Date, subject to Section ~~8.9~~8.7, the Canadian Borrower may elect to repay by a Notice of Optional Repayment received by the Administrative Agent and on the Optional Repayment Date set forth therein the Canadian Borrower shall repay to the Administrative Agent for the account of the Lenders in CDollars or USDollars as the case may be, all or part of the Facility A Loan outstanding by way of Canadian Rate Advances, US Base Rate Advances , Term CORRA Advances, Daily Compounded CORRA Advances and SOFR Advances with interest accrued to the date of such repayment and any amount due pursuant to Section 12.10.3. Within the limits of the Facility A Available Commitment and subject to the terms of this Agreement, the Canadian Borrower may reborrow under the Facility A Credit any amount so repaid; for greater certainty, the Canadian Borrower may not reborrow any amount repaid after the Facility A Termination Date. The provisions of this Section 8.2.1 shall not apply to the repayment of Swingline Advances, which repayment may be made by the Canadian Borrower at any time and without notice.

8.2.2	An outstanding Letter of Credit may not be repaid or discharged prior to the expiry date of such Letter of Credit, except by the Issuing Bank, the Administrative Agent and the Lenders being fully released and discharged of all of their liabilities and obligations arising from such Letter of Credit and by written evidence satisfactory to the Administrative Agent of such full release and discharge being delivered to the Administrative Agent together with the original of such Letter of Credit which shall be returned to the Issuing Bank.

8.2.3	In addition, the Canadian Borrower may, upon the notice provided for in Section 8.2.1, cancel any portion of the Facility A Credit which has not been drawn. No commitment fee (described in Section ~~9.12~~9.13) shall be payable in respect of any portion of the Facility A Credit so cancelled as and from the effective date of its cancellation. The Canadian Borrower shall not be permitted to draw Advances in respect of any portion of the Facility A Credit so cancelled.

8.3	Mandatory Repayment of the Facility C Loan

8.3.1	The US Borrower shall repay in full the Facility C Loan to the Lenders on the Facility C Maturity Date together with all unpaid interest accrued and other amounts owing and unpaid under or pursuant to this Agreement and the other Loan Documents in respect of or in connection with the Facility C Credit and the Facility C Loan.

8.3.2	Should the amount of any payment by the US Borrower be applied against repayment of any SOFR Loan Portion on a day other than the last day of the then current Interest Period with respect of such SOFR Loan Portion, the US Borrower shall, in addition, pay the amount calculated as set forth in Section 12.10.3.

8.4	Optional Repayments of Facility C Loan

8.4.1	At any time prior to the Facility C Maturity Date, subject to Section ~~8.9~~8.7, the US Borrower may elect to repay by a Notice of Optional Repayment received by the Administrative Agent and on the Optional Repayment Date set forth therein the US Borrower shall repay to the Administrative Agent for the account of the Lenders in USDollars all or part of the Facility C Loan outstanding by way of US Prime Rate Advances and SOFR Advances with interest accrued to the date of such repayment and any amount due pursuant to Section 12.10.3. Within the limits of the Facility C Available Commitment and subject to the terms of this Agreement, the US Borrower may reborrow under the Facility C Credit any amount so repaid; for greater certainty, the US Borrower may not reborrow any amount repaid after the Facility C Termination Date.

8.4.2	In addition, the US Borrower may, upon the notice provided for in Section 8.4.1, cancel any portion of the Facility C Credit which has not been drawn. No commitment fee (described in Section ~~9.12~~9.13) shall be payable in respect of any portion of the Facility C Credit so cancelled as and from the effective date of its cancellation. The US Borrower shall not be permitted to draw Advances in respect of any portion of the Facility C Credit so cancelled.

8.5	Mandatory Repayment of the Facility D Loan

8.5.1	The US Borrower shall repay in full the Facility D Loan to the Lenders on the Facility D Maturity Date together with all unpaid interest accrued and other amounts owing and unpaid under or pursuant to this Agreement and the other Loan Documents in respect of or in connection with the Facility D Credit and the Facility D Loan.

8.5.2	Should the amount of any payment by the US Borrower be applied against repayment of any SOFR Loan Portion on a day other than the last day of the then current Interest Period with respect of such SOFR Loan Portion, the US Borrower shall, in addition, pay the amount calculated as set forth in Section 12.10.3.

8.6	Optional Repayments of Facility D Loan

8.6.1	At any time prior to the Facility D Maturity Date, subject to Section ~~8.9~~8.7, the US Borrower may elect to repay by a Notice of Optional Repayment received by the Administrative Agent and on the Optional Repayment Date set forth therein the US Borrower shall repay to the Administrative Agent for the account of the Lenders in USDollars all or part of the Facility D Loan outstanding by way of US Prime Rate Advances and SOFR Advances with interest accrued to the date of such repayment and any amount due pursuant to Section 12.10.3. Within the limits of the Facility D Available Commitment and subject to the terms of this Agreement, the US Borrower may reborrow under the Facility D Credit any amount so repaid; for greater certainty, the US Borrower may not reborrow any amount repaid after the Facility D Termination Date.

8.6.2	In addition, the US Borrower may, upon the notice provided for in Section 8.6.1, cancel any portion of the Facility D Credit which has not been drawn. No commitment fee (described in Section ~~9.12~~9.13) shall be payable in respect of any portion of the Facility D Credit so cancelled as and from the effective date of its cancellation. The US Borrower shall not be permitted to draw Advances in respect of any portion of the Facility D Credit so cancelled.

~~8.7~~	~~Mandatory Repayments of the Facility E Loan~~

~~8.7.1~~	~~On the last Banking Day of each of March, June, September and December in each calendar year commencing on March 31, 2024, the Canadian Borrower shall repay to the Administrative Agent for the account of the Lenders in CDollars an amount equal to 1.25% (5.0% annually) of the aggregate amount of all Advances made under the Facility E Loan on or prior to the last day of the Facility E Availability Period as a reduction of the principal amount outstanding under the Facility E Loan, together with all accrued and unpaid interest on such principal amount repaid. Any amount so repaid shall permanently reduce the Facility E Credit and may not be reborrowed.~~

~~8.7.2~~	~~The Canadian Borrower shall repay to the Administrative Agent for the account of the Lenders in CDollars the amount, if any, required by Section 14.3.5. Any amount so repaid shall permanently reduce the Facility E Credit and may not be reborrowed.~~

~~8.7.3~~	~~The Canadian Borrower shall repay in full the Facility E Loan to the Lenders on the Facility E Maturity Date together with all unpaid interest accrued and other amounts owing and unpaid under or pursuant to this Agreement and the other Loan Documents in respect of or in connection with the Facility E Credit and the Facility E Loan. In the event that on the Facility E Maturity Date there are any outstanding Bankers’ Acceptances under the Facility E Credit, the Canadian Borrower shall thereupon provide the Administrative Agent for the account of the Lenders as cash collateral with funds for the full face amount of all such Bankers’ Acceptances, which cash collateral shall be held in an interest bearing account at a branch of the Administrative Agent for the benefit of the Canadian Borrower.~~

~~8.8~~	~~Optional Repayments of the Facility E Loan~~

~~8.8.1~~	~~At any time prior to the Facility E Maturity Date, subject to Section 8.9, the Canadian Borrower may elect to repay by a Notice of Optional Repayment received by the Administrative Agent and on the Optional Repayment Date set forth therein the Canadian Borrower shall repay to the Administrative Agent for the account of the Lenders in CDollars all or part of the Facility E Loan outstanding by way of Canadian Rate Advances, with interest accrued to the date of such repayment. Any amount so repaid shall permanently reduce the Facility E Credit and may not be reborrowed. All voluntary repayments made pursuant to this Section 8.8.1 shall be applied against mandatory repayments required to be made pursuant to Section 8.7.1 in inverse order of maturity.~~

~~8.8.2~~	~~In addition, the Canadian Borrower may, upon the notice provided for in Section 8.8.1, cancel any portion of the Facility E Credit which has not been drawn. No commitment fee (described in Section 9.12) shall be payable in respect of any portion of the Facility E Credit so cancelled as and from the effective date of its cancellation. The Canadian Borrower shall not be permitted to draw Advances in respect of any portion of the Facility E Credit so cancelled.~~

8.7	~~8.9~~Requirements for Optional Repayments and Conversions and Rollovers of Loan

Each optional repayment pursuant to Section 8.2, Section 8.4 ~~,~~  and Section 8.6 ~~and Section 8.8~~, each conversion pursuant to Section 3.8, Section 5.~~, Section 6.~~6 and Section ~~7.6shall~~ 6.6 shall be subject to the following terms and conditions:

8.7.1	~~8.9.1~~each repayment or prepayment under Section 8.2, Section 8.4~~,~~ and Section 8.6 ~~and Section 8.8,~~ shall be in a minimum amount of C$1,000,000 or, if the Advance was in USDollars, US$1,000,000 or such larger amount as is an integral multiple of C$100,000 or US$100,000 as the case may be, and shall be made on a Banking Day, if only CDollars are repaid or prepaid, or on a Business Day, in all other cases, specified in the Notice of Optional Repayment;

8.7.2	~~8.9.2~~each conversion to a Canadian Rate Loan shall be in a minimum amount of C$500,000 or such larger amount as is an integral multiple of C$100,000 and shall be made on a Banking Day specified in the Notice of Conversion;

8.7.3	~~8.9.3~~each conversion to a US Base Rate Loan or US Prime Rate Loan shall be in a minimum amount of US$500,000 or such larger amount as is an integral multiple of US$100,000 and shall be made on a Business Day specified in the Notice of Conversion;

8.7.4	~~8.9.4~~each conversion to, or rollover of, a SOFR Loan shall be in a minimum amount of US$500,000 or such larger amount as is an integral multiple of US$100,000 and shall be made on a Business Day specified in the Notice of Conversion;

8.7.5	~~8.9.5~~each conversion to, or rollover of, a ~~Bankers’ Acceptance~~ Daily Compounded CORRA Loan shall be in a minimum amount of C$500,000, or such larger amount as is an integral multiple of C$100,000, and shall be made on a Banking Day specified in the Notice of Conversion;

8.7.6	each conversion to, or rollover of, a Term CORRA Loan shall be in a minimum amount of C$5,000,000, or such larger amount as is an integral multiple of C$100,000, and shall be made on a Banking Day specified in the Notice of Conversion or Notice of Rollover;

8.7.7	~~8.9.6~~the relevant Borrower shall have given the Administrative Agent notice in accordance with Sections 3.4, 3.8, 5.3, 5.6, 6.3, 6.6, ~~7.3~~8.12, ~~7.6,~~ 8.13 and 8.14, ~~10.2 and 10.3~~ as applicable, for each repayment, each prepayment, each rollover and each conversion, each notice stating the proposed date of the repayment, prepayment, rollover or conversion and either the aggregate principal amount and currency of the repayment or prepayment or the aggregate principal amount and currency of the Converted Advance or Rollover Advance and the type of Conversion Advance or Rollover Advance;

8.7.8	~~8.9.7~~if a Notice of Optional Repayment is given, it shall be irrevocable and binding on the relevant Borrower and the relevant Borrower shall repay on the Optional Repayment Date specified in such notice in the relevant currency, as the case may be, the amount stated in such notice with accrued interest to the date of such repayment or prepayment;

8.7.9	~~8.9.8~~if a Notice of Conversion is given it shall be irrevocable and binding on the relevant Borrower;

8.7.10	~~8.9.9~~if a Notice of Rollover is given it shall be irrevocable and binding on the relevant Borrower;

8.7.11	~~8.9.10~~any repayment of or conversion from any SOFR Loan Portion ~~or Bankers’ Acceptance~~ , Daily Compounded CORRA Loan or Term CORRA Loan shall be made only on the last day of the then current Interest Period applicable to such SOFR Loan Portion ~~or the maturity date of such Bankers’ Acceptance~~, Daily Compounded CORRA Loan or Term CORRA Loan, respectively, so to be repaid or converted; and

8.7.12	~~8.9.11~~should any such repayment or conversion result in the repayment of or conversion from any SOFR Loan Portion , Daily Compounded CORRA Loan or Term CORRA Loan on a day other than the last day of the then current Interest Period of such SOFR Loan Portion, ~~the relevant~~ Daily Compounded CORRA Loan or Term CORRA Loan, as applicable, the Borrower shall, in addition, pay to the Lender the amount calculated as set forth in Section 12.10.3.

8.8	~~8.10~~Excess Advances under the Facility A Credit

The Equivalent Amount in CDollars of the aggregate outstanding amount of the US Base Rate Loan, the SOFR Loans and all Letters of Credit outstanding in USDollars under the Facility A Credit shall be determined by the Administrative Agent (i) on each Drawdown Date, (ii) on each Conversion Date, (iii) on each Rollover Date, (iv) on the first day of each month, unless a Drawdown Date or Conversion Date occurred in the previous month, and (v) at such other times as may be reasonably decided by the Administrative Agent.

In the event that on such date of determination the aggregate of the Facility A Loan in CDollars plus the Equivalent Amount in CDollars of the Facility A Loan in USDollars exceeds the then Facility A Total Commitment (the “Facility A Excess”), then the Canadian Borrower shall within three (3) Business Days after notice of the amount of such Facility A Excess pay to the Administrative Agent, for the account of the Lenders, the amount of such Facility A Excess, provided that nothing in this Section ~~8.10~~ 8.8 shall operate to postpone any payment due hereunder.

If, on the date any such payment of a Facility A Excess is due, the aggregate Canadian Rate Loan and the Equivalent Amount in CDollars of the US Base Rate Loan and the SOFR Loans under the Facility A Credit is less than the Facility A Excess, the Canadian Borrower shall place and maintain with the Administrative Agent an interest bearing deposit in the amount of such deficiency until such deficiency has been eliminated, at which time such deposit shall be returned to the Canadian Borrower, the whole subject to the compensation rights of the Administrative Agent and the Lenders.

8.9	~~8.11~~Calculation For Administrative Purposes

If for administrative purposes the Administrative Agent needs to calculate the Equivalent Amount in CDollars or USDollars of the amount of a prepayment or repayment denominated in USDollars or CDollars respectively, it shall do so using the rate for the purchase of CDollars or USDollars with USDollars or CDollars respectively, as quoted or published or otherwise made available by the Bank of Canada at 4:30 p.m., in effect on the first Business Day of the month in which such prepayment or repayment is required to be made. Nothing in this Section ~~8.11~~ 8.9 shall be interpreted as modifying the obligation of the Borrower to repay in CDollars amounts owing in CDollars and in USDollars amounts owing in USDollars as contemplated in this Agreement, including without limitation in Section 12.6.

8.10	~~8.12~~Authority to Debit

In respect of all amounts payable by any Obligor under this Agreement or the other Loan Documents, each Obligor hereby irrevocably authorizes and instructs the Administrative Agent or any Lender to withdraw from or debit, from time to time when such amounts are due and payable, any account of such Obligor maintained with the Administrative Agent or such Lender or any of their respective Affiliates for the purpose of satisfying payment thereof. If any such amounts are payable in a currency other than that in which an account is maintained, such Obligor hereby irrevocably authorizes the Administrative Agent or any Lender to withdraw from or debit such account with the Equivalent Amount in such currency of the account, together with any premium or cost of exchange payable in connection therewith.

8.11	~~8.13~~Sharing of Payments

Notwithstanding Section 19.2, prior to the occurrence and continuation of any Event of Default, as between the Lenders, the Swingline Lender and each Lender, the Swingline Lender may obtain any payment in any manner whatsoever in respect of the Swingline Loan, retain such payment and apply same against the Swingline Loan, and other amounts owing in respect thereof (including, without limitation, interest) and shall have no obligation to remit to or share with any Lender such payment. For greater certainty, a Swingline Loan does not include a Canadian Rate Advance or a US Base Rate Advance as described in Section 3.9.3 of this Agreement.

8.12	~~8.14~~SOFR Loans – Rollovers and Deemed Conversions

At least three (3) Business Days prior to the last day of the then current Interest Period applicable to each SOFR Loan Portion, the relevant Borrower shall either (a) give a Notice of Conversion pursuant to Section 3.8 ~~or 7.6~~, in the case of the Canadian Borrower, or Section 5.6 or Section 6.6, as applicable, in the case of the US Borrower, to convert such SOFR Loan Portion into another ~~basis of funding~~ Type of Loan or (b) give a Notice of Rollover to select a new Interest Period in accordance with Section ~~9.8~~ 9.10 applicable to such SOFR Loan Portion commencing on the last day of such Interest Period or (c) give a Notice of Optional Repayment pursuant to Section 8.2, Section 8.4 or Section 8.6 to repay or prepay such SOFR Loan Portion on the last day of such Interest Period. If the relevant Borrower fails to give a Notice of Conversion, a Notice of Rollover or a Notice of Optional Repayment in accordance with the foregoing or, having given such Notice of Optional Repayment, fails to repay or prepay such SOFR Loan Portion on the last day of such Interest Period, then on the last day of the Interest Period in respect of such SOFR Loan Portion, the relevant Borrower shall be deemed to have notified the Administrative Agent of its intention to convert the relevant SOFR Loan Portion into a US Base Rate Loan, in the case of the Canadian Borrower, or a US Prime Rate Loan, in the case of the US Borrower, on the last day of the Interest Period with respect to such SOFR Loan Portion and, on the last day of such Interest Period, such SOFR Loan Portion shall be converted into a US Base Rate Loan or US Prime Rate Loan, as applicable and interest shall be payable thereon at the US Base Rate or the US Prime Rate, as applicable.

8.13	Term CORRA Loans – Rollovers and Deemed Conversions

At least three (3) Business Days prior to the last day of the then current Interest Period applicable to each Term CORRA Loan, the Borrower shall either (a) give a Notice of Conversion pursuant to Section 3.8 to convert such Term CORRA Loan into another Type of Loan or (b) give a Notice of Rollover to select a new Interest Period in accordance with Section 9.10 applicable to such Term CORRA Loan commencing on the last day of such Interest Period or (c) give a Notice of Optional Repayment pursuant to Section 8.2 to repay or prepay such Term CORRA Loan on the last day of such Interest Period. If the relevant Borrower fails to give a Notice of Conversion, a Notice of Rollover or a Notice of Optional Repayment in accordance with the foregoing or, having given such Notice of Optional Repayment, fails to repay or prepay such Term CORRA Loan on the last day of such Interest Period, then on the last day of the Interest Period in respect of such Term CORRA Loan, the Borrower shall be deemed to have notified the Administrative Agent of its intention to convert the relevant Term CORRA Loan into a Canadian Rate Loan on the last day of the Interest Period with respect to such Term CORRA Loan and, on the last day of such Interest Period, such Term CORRA Loan shall be converted into a Canadian Rate Loan and interest shall be payable thereon at the Canadian Rate.

8.14	Daily Compounded CORRA Loans – Rollovers and Deemed Conversions

At least two (2) Business Days prior to the last day of the then current Interest Period applicable to each Daily Compounded CORRA Loan, the Borrower shall either (a) give a Notice of Conversion pursuant to Section 3.8 to convert such Daily Compounded CORRA Loan into another Type of Loan or (b) give a Notice of Rollover to select a new Interest Period in accordance with Section 9.10 applicable to such Daily Compounded CORRA Loan commencing on the last day of such Interest Period or (c) give a Notice of Optional Repayment pursuant to Section 8.2 to repay or prepay such Daily Compounded CORRA Loan on the last day of such Interest Period. If the relevant Borrower fails to give a Notice of Conversion, a Notice of Rollover or a Notice of Optional Repayment in accordance with the foregoing or, having given such Notice of Optional Repayment, fails to repay or prepay such Daily Compounded CORRA Loan on the last day of such Interest Period, then on the last day of the Interest Period in respect of such Daily Compounded CORRA Loan, the Borrower shall be deemed to have notified the Administrative Agent of its intention to convert the relevant Daily Compounded CORRA Loan into a Canadian Rate Loan on the last day of the Interest Period with respect to such Daily Compounded CORRA Loan and, on the last day of such Interest Period, such Daily Compounded CORRA Loan shall be converted into a Canadian Rate Loan and interest shall be payable thereon at the Canadian Rate.

ARTICLE 9

INTEREST AND FEES

9.1	Interest

The Borrowings shall bear interest from the date of each Advance, calculated on a daily basis and payable in arrears, (i) on the Canadian Rate Loan at the Canadian Rate, (ii) on the US Base Rate Loan at the US Base Rate, (iii) on the US Prime Rate Loan at the US Prime Rate, ~~and (iv~~(iv) on the Daily Compounded CORRA Loan at the Adjusted Daily Compounded CORRA; (v) on the Term CORRA Loan at the Adjusted Term CORRA; and (vi) on each SOFR Loan Portion at Adjusted Term SOFR for such SOFR Loan Portion for the then current Interest Period plus , in each case, the Applicable Margin. All overdue amounts shall bear interest in accordance with Section ~~9.9~~9.11. All outstanding amounts shall bear interest both before and after default and before and after judgment at the rates determined as aforesaid.

9.2	Payment of Interest on Daily Compounded CORRA Loan

On each Interest Payment Date in respect of each Daily Compounded CORRA Loan, the Canadian Borrower shall pay the Administrative Agent interest on the Daily Compounded CORRA Loan at the rate per annum determined by the Administrative Agent to be Adjusted Daily Compounded CORRA in effect from time to time during such Interest Period plus the Applicable Margin. Upon determination of the applicable rate of interest on any Daily Compounded CORRA Loan, the Administrative Agent shall notify the Canadian Borrower of this rate. The Administrative Agent will compute the interest on the basis of the actual number of days elapsed in a year of three-hundred and sixty-five (365) days or three-hundred and sixty-six (366) days, as applicable.

9.3	Payment of Interest on Term CORRA Loan

On each Interest Payment Date in respect of each Term CORRA Loan, the Canadian Borrower shall pay the Administrative Agent interest on the Term CORRA Loan at the rate per annum determined by the Administrative Agent to be Adjusted Term CORRA in effect from time to time during such Interest Period plus the Applicable Margin. Upon determination of the applicable rate of interest on any Term Loan, the Administrative Agent shall notify the Canadian Borrower of this rate. The Administrative Agent will compute the interest on the basis of the actual number of days elapsed in a year of three-hundred and sixty-five (365) days or three-hundred and sixty-six (366) days, as applicable.

9.4	~~9.2~~Payment of Interest on SOFR Loan

On each Interest Payment Date in respect of each SOFR Loan Portion of a Lender, the relevant Borrower shall pay the Administrative Agent interest on such SOFR Loan Portion at the rate per annum determined by the Administrative Agent to be Adjusted Term SOFR in respect of such SOFR Loan Portion for the applicable Interest Period plus the Applicable Margin. Upon determination of the applicable rate of interest on any SOFR Loan Portion, the Administrative Agent shall notify the relevant Borrower of this rate. The Administrative Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by three hundred and sixty (360).

9.5	~~9.3~~Payment of Interest on Canadian Rate Loan (excluding the Swingline Loan in CDollars)

On each Interest Payment Date in respect of the Canadian Rate Loan, the Canadian Borrower shall pay the Administrative Agent interest on the Canadian Rate Loan (excluding however the Swingline Loan in CDollars) at the Canadian Rate. The Canadian Borrower will pay this interest in arrears for the period up to but excluding such Interest Payment Date; the Administrative Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for the Canadian Rate Loan will change simultaneously with any change in the Canadian Rate.

9.6	~~9.4~~Payment of Interest on the Swingline Loan in CDollars

On each Interest Payment Date in respect of the Canadian Rate Loan, the Canadian Borrower shall pay the Swingline Lender interest on the portion of the Swingline Loan outstanding in CDollars at the Canadian Rate. The Canadian Borrower shall pay this interest in arrears for the period up to but excluding such Interest Payment Date; the Swingline Lender will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for such portion of the Swingline Loan will change simultaneously with any change in the Canadian Rate.

9.7	~~9.5~~Payment of Interest on US Base Rate Loan (excluding the Swingline Loan in USDollars)

On each Interest Payment Date in respect of the US Base Rate Loan, the Canadian Borrower shall pay the Administrative Agent interest on the US Base Rate Loan (excluding however the portion of the Swingline Loan outstanding in USDollars) at the US Base Rate. The Canadian Borrower shall pay this interest in arrears for the period up to but excluding such Interest Payment Date; the Administrative Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for the US Base Rate Loan will change simultaneously with any change in the US Base Rate.

9.8	~~9.6~~Payment of Interest on the Swingline Loan in USDollars

On each Interest Payment Date in respect of the US Base Rate Loan, the Canadian Borrower shall pay the Swingline Lender interest on the portion of the Swingline Loan outstanding in USDollars at the US Base Rate. The Canadian Borrower shall pay this interest in arrears for the period up to but excluding such Interest Payment Date; the Swingline Lender will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for such portion of the Swingline Loan will change simultaneously with any change in the US Base Rate.

9.9	~~9.7~~Payment of Interest on US Prime Rate Loan

On each Interest Payment Date in respect of the US Prime Rate Loan, the US Borrower shall pay the Administrative Agent interest on the US Prime Rate Loan at the US Prime Rate. The US Borrower shall pay this interest in arrears for the period up to but excluding such Interest Payment Date; the Administrative Agent will compute the interest on the basis of the actual number of days elapsed in the period for which such interest is payable divided by the actual number of days of the year. The applicable rate of interest for the US Prime Rate Loan will change simultaneously with any change in the US Prime Rate.

9.10	~~9.8~~Selection of Interest Periods

In each Notice of Borrowing delivered pursuant to Section 3.2, Section 5.~~, Section 6.~~2 or Section ~~7.2,~~  6.2 each Notice of Conversion delivered pursuant to Section 3.8, Section 5.~~, Section 6.~~6 or Section ~~7.6~~ 6.6 and each Notice of Rollover delivered pursuant to Section 8.12, Section 8.13 or 8.14 in which the Borrower has elected a Borrowing, Conversion Advance or Rollover Advance comprising a Daily Compounded CORRA Loan, a Term CORRA Loan or a SOFR Loan Portion, the Borrower shall and, at least two (2) Business Day prior to the last day of each Interest Period in respect of each Daily Compounded CORRA Loan and at least three (3) Business Days prior to the last day of each Interest Period in respect of each Term CORRA Loan or SOFR Loan Portion, the Borrower may, select and notify the Administrative Agent of the Interest Period applicable to such Daily Compounded CORRA Loan, Term CORRA Loan or SOFR Loan Portion commencing on the Drawdown Date, Conversion Date, Rollover Date or last day of the Interest Period, as the case may be, and ending on a Business Day, which period shall be one (1) month or three (3) months in the case of a Daily Compounded CORRA Loan or a Term CORRA Loan or one (1) month, three (3) months or six (6) months in the case of a SOFR Loan, in each case as the Borrower may elect, the whole subject to market availability; provided, however, that:

9.10.1	~~9.8.1~~if the Borrower fails to so elect the duration of any Interest Period, the Borrower shall be deemed to have selected an Interest Period of one (1) month;

9.10.2	~~9.8.2~~no Interest Period in respect of a Daily Compounded CORRA Loan, a Term CORRA Loan or a SOFR Loan Portion under the Facility A Credit shall end after the Facility A Maturity Date;

9.10.3	~~9.8.3~~no Interest Period in respect of a SOFR Loan Portion under the Facility C Credit shall end after the Facility C Maturity Date;

9.10.4	~~9.8.4~~no Interest Period in respect of a SOFR Loan Portion under the Facility D Credit shall end after the Facility D Maturity Date;

~~9.8.5~~	~~no Interest Period in respect of a SOFR Loan Portion under the Facility E Credit shall end after the Facility E Maturity Date; and~~

9.10.5	~~9.8.6~~the aggregate amount in respect of which the Borrower selects an Interest Period shall not be less than US$1,000,000 and in integral multiples of US$100,000 in excess thereof~~.~~;

9.10.6	if the Borrower fails to deliver a timely Notice of Conversion or Notice of Rollover with respect to a Term CORRA Loan or Daily Compounded CORRA Loan or SOFR Loan , as applicable, prior to the end of the Interest Period applicable thereto, then, unless such Loan is repaid as provided herein, at the end of such Interest Period such Term CORRA Loan or Daily Compounded CORRA Loan shall be converted to a Canadian Rate Loan and such SOFR Loan shall be converted to a US Base Rate Loan; and

9.10.7	notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing, (i) no outstanding Loan may be converted to or continued as a Term CORRA Loan or Daily Compounded CORRA Loan and, unless repaid, each Term CORRA Loan and Daily Compounded CORRA Loan, as applicable, shall be converted to a Canadian Rate Borrowing at the end of the Interest Period applicable thereto; and (ii) no outstanding SOFR Loan may be converted to or continued as a SOFR Loan and, unless repaid, each SOFR Loan shall be converted to a US Base Rate Loan at the end of the Interest Period applicable thereto.

9.11	~~9.9~~Default Interest

To the extent permitted under the Interest Act (Canada), upon the occurrence and continuation of a default in payment of principal, interest or any other amount due under this Agreement, the Borrower shall pay to the Administrative Agent (or the Swingline Lender in respect of the Swingline Loan) on demand interest at the rates per annum as follows:

9.11.1	with respect to any Term CORRA Loan and Daily Compounded CORRA Loan and any Term CORRA Advance and Daily Compounded CORRA Advance, the Borrower shall be deemed to have elected that any amount of principal of the Term CORRA Loan or any Daily Compounded CORRA Loan or Term CORRA Advance or Daily Compounded CORRA Advance which is not paid when due shall thereupon cease to be a Term CORRA Loan, Daily Compounded CORRA Loan, Term CORRA Advance or Daily Compounded CORRA Advance, as applicable, and shall be a Canadian Rate Advance, and the Borrower shall pay interest on all such overdue principal and any overdue interest and interest on interest thereon at a fluctuating rate per annum at all times equal to the Canadian Rate, plus the Applicable Margin plus 2%;

9.11.2	~~9.9.1~~with respect to the SOFR Loan and any SOFR Advance, the Borrower shall be deemed to have elected that any amount of principal of the SOFR Loan or any SOFR Loan Portion or SOFR Advance which is not paid when due shall thereupon cease to be a SOFR Loan or SOFR Advance and shall be a US Base Rate Advance, in the case of the Canadian Borrower, and a US Prime Rate Advance, in the case of the US Borrower, and the Canadian Borrower shall pay interest on all such overdue principal and any overdue interest and interest on interest thereon at a fluctuating rate per annum at all times equal to the US Base Rate plus 2% and the US Borrower shall pay interest on all such overdue principal and any overdue interest and interest on interest thereon at a fluctuating rate per annum at all times equal to the US Prime Rate plus 2%;

9.11.3	~~9.9.2~~on the Canadian Rate Loan and on any other amounts owing in CDollars, at a fluctuating rate per annum at all times equal to the Canadian Rate plus 2%;

9.11.4	~~9.9.3~~on the US Base Rate Loan and on any other amounts owing in USDollars by the Canadian Borrower, at a fluctuating rate per annum at all times equal to the US Base Rate plus 2%; and

9.11.5	~~9.9.4~~on the US Prime Rate Loan and on any other amounts owing by the US Borrower, at a fluctuating rate per annum at all times equal to the US Prime Rate plus 2%.

9.12	~~9.10~~Determination of Interest Rates

9.12.1	~~9.10.1~~Each determination by the Administrative Agent from time to time of the Canadian Rate, the US Base Rate, Adjusted Term ~~SOFR, any Discount Rate~~ CORRA, Adjusted Daily Compounded CORRA, Adjusted Term SOFR shall, in the absence of manifest error, be final, conclusive and binding upon the Borrower and the Lenders.

9.12.2	~~9.10.2~~For the purposes of the Interest Act (Canada):

9.12.2.1	~~9.10.2.1~~whenever any interest or fee under this Agreement is calculated using a rate based on a year of 360 days or 365 (or 366 in a leap year) days, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (a) the applicable rate based on a year of 360 days or 365 (or 366 in a leap year) days, as the case may be, (b) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (c) divided by 360 or 365 (or 366 in a leap year) as the case may be;

9.12.2.2	~~9.10.2.2~~the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement; and

9.12.2.3	~~9.10.2.3~~the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

~~9.11~~	~~Acceptance Fee~~

~~If the Borrower notifies the Administrative Agent pursuant to Section 3.2, 3.8 or 10.2 that a Borrowing or a Conversion Advance or a Rollover Advance is to be made by way of Bankers’ Acceptances (or, as the case may be, BA Equivalent Advances), the Borrower shall pay in CDollars at or prior to the time of the Acceptance of each Bankers’ Acceptance an Acceptance Fee on the face value of each Bankers’ Acceptance accepted by a Lender. The Acceptance Fee shall be computed on the basis of the actual number of days of the Bankers’ Acceptance divided by the actual number of days of the year.~~

9.13	~~9.12~~Commitment Fees

9.13.1	~~9.12.1~~The Borrower shall pay to the Administrative Agent, for the account of each Lender, a commitment fee from July 1, 2021 until the Facility A Maturity Date calculated on a daily basis on the amount of such Lender’s Facility A Available Commitment at the rate per annum equal to the Applicable Margin with respect to the calculation of the commitment fee in effect from time to time during the period for which such payment is made, payable in arrears on the first day of the calendar month immediately following the last day of each fiscal quarter of the Borrower, and if such day is not a Banking Day, then on the next following Banking Day, commencing on October 1, 2021, and also on the Facility A Maturity Date. For the purpose of this Section ~~9.12.1~~9.13.1, each Lender’s Facility A Available Commitment means at any time such Lender’s Facility A Commitment at such time less its Facility A Participation in the amount of the Facility A Loan in CDollars, less the Swingline Loan (in the case of the Swingline Lender) in CDollars at such time, less its Facility A Participation in the Equivalent Amount in CDollars of the Facility A Loan in USDollars at such time and less the Equivalent Amount in CDollars of the Swingline Loan in USDollars (in the case of the Swingline Lender). For the purposes of this Section ~~9.12.1~~9.13.1, the Equivalent Amount in CDollars to be determined for any day of a month comprised in any calculation period shall be deemed to be the rate for the purchase of the relevant currency quoted or published or otherwise made available by the Bank of Canada at 4:30 p.m. on the first Business Day in such month. Such fee is payable in CDollars.

9.13.2	~~9.12.2~~The Borrower shall pay to the Administrative Agent, for the account of each Lender, a commitment fee from July 1, 2021 until the Facility C Maturity Date calculated on a daily basis on the amount of such Lender’s Facility C Available Commitment at the rate per annum equal to the Applicable Margin with respect to the calculation of the commitment fee in effect from time to time during the period for which such payment is made, payable in arrears on the first day of the calendar month immediately following the last day of each fiscal quarter of the Borrower, and if such day is not a Banking Day, then on the next following Banking Day, commencing on October 1, 2021, and also on the Facility C Maturity Date. For the purpose of this Section ~~9.12.29.12.2~~9.13.29.13.2, each Lender’s Facility C Available Commitment means at any time such Lender’s Facility C Commitment at such time less its Facility C Participation in the amount of the Facility C Loan.

9.13.3	~~9.12.3~~The Borrower shall pay to the Administrative Agent, for the account of each Lender, a commitment fee from July 1, 2021 until the Facility D Maturity Date calculated on a daily basis on the amount of such Lender’s Facility D Available Commitment at the rate per annum equal to the Applicable Margin with respect to the calculation of the commitment fee in effect from time to time during the period for which such payment is made, payable in arrears on the first day of the calendar month immediately following the last day of each fiscal quarter of the Borrower, and if such day is not a Banking Day, then on the next following Banking Day, commencing on October 1, 2021, and also on the Facility D Maturity Date. For the purpose of this Section ~~9.12.3~~9.13.3, each Lender’s Facility D Available Commitment means at any time such Lender’s Facility D Commitment at such time less its Facility D Participation in the amount of the Facility D Loan.

~~9.12.4~~	~~The Borrower shall pay to the Administrative Agent, for the account of each Lender, a commitment fee for a period of 12 months from the date of this Agreement calculated on a daily basis on the amount of such Lender’s Facility E Available Commitment at the rate per annum equal to the Applicable Margin with respect to the calculation of the commitment fee in effect from time to time during the period for which such payment is made, payable in arrears on the first day of the calendar month immediately following the last day of each fiscal quarter of the Borrower, and if such day is not a Banking Day, then on the next following Banking Day, commencing on October 1, 2021. For the purpose of this Section 9.12.4, each Lender’s Facility E Available Commitment means at any time such Lender’s Facility E Commitment at such time less its Facility E Participation in the amount of the Facility E Loan.~~

9.13.4	~~9.12.5~~The commitment fees shall accrue from day to day and be calculated on the basis of a year of 365 (or 366 in a leap year) days for the actual number of days elapsed. Under no circumstances shall any such commitment fee be refundable either in whole or in part, even if no Advance is ever made under the terms hereof.

9.14	~~9.13~~Agency Fee

The Canadian Borrower agrees to pay the Administrative Agent, for its own account, an annual agency fee, payable in advance on the date of this Agreement and annually on each anniversary date thereafter during the term of this Agreement, in accordance with the provisions of the Fee Letter.

9.15	~~9.14~~Other Fees

The Canadian Borrower shall pay any other fees set forth in the Fee Letter and in accordance with the provisions thereof.

~~ARTICLE 10~~

~~BANKERS’ ACCEPTANCES~~

~~10.1~~	~~Bankers’ Acceptances~~

~~Subject to the terms and conditions hereof, the Canadian Borrower may borrow from the Lenders on any Banking Day up to the amount of the Facility A Available Commitment of each Lender under the Facility A Credit or up to the amount of the Facility E Available Commitment of each Lender under the Facility E Credit by way of Bankers’ Acceptances upon giving to the Administrative Agent prior written notice in accordance with Section 3.4 by means of a Notice of Borrowing, and provided that:~~

~~10.1.1~~	~~each Bankers’ Acceptance is denominated in CDollars and the minimum aggregate amount of each Borrowing by way of Bankers’ Acceptances shall be C$5,000,000 or in integral multiples of C$100,000 in excess of such minimum amount;~~

~~10.1.2~~	~~each Lender shall have received a Bankers’ Acceptance or Bankers’ Acceptances in the principal amount of such Lender’s Proportionate Share of such Borrowing in due and proper form duly completed and executed by the Canadian Borrower, or each Lender on behalf of the Canadian Borrower pursuant to the provisions of Section 10.5, and presented for acceptance to such Lender prior to 10:00 a.m. (Toronto time) on the Drawdown Date and the Acceptance Fee shall have been paid to the Administrative Agent, for the account of such Lender, at or prior to such time;~~

~~10.1.3~~	~~each Bankers’ Acceptance shall be stated to mature on a Banking Day no later than, in respect of the Facility A Credit, the Facility A Maturity Date and no later than, in respect of the Facility E Credit, the Facility E Maturity Date, and in each case which is one month, two months or three months from the date of its Acceptance, or, at the request of the Canadian Borrower and in the sole discretion of the Lenders, another period between thirty (30) and ninety (90) days (plus or minus up to two (2) days) from the date of its Acceptance, the whole subject to market availability;~~

~~10.1.4~~	~~no days of grace shall be permitted on any Bankers’ Acceptance; and~~

~~10.1.5~~	~~the aggregate face amount of the Bankers’ Acceptances to be accepted by a Lender shall be determined by the Administrative Agent by reference to such Lender’s Facility A Commitment or the Facility E Commitment, as applicable, except that, if the face amount of a Bankers’ Acceptance which would otherwise be accepted by a Lender pursuant to a Borrowing would not for any reason be a whole multiple of C$100,000, such face amount shall be increased or reduced by the Administrative Agent in its sole discretion to the nearest whole multiple of C$100,000, as appropriate.~~

~~10.2~~	~~Payments at Maturity and Rollovers~~

~~Prior to the maturity date of each Bankers’ Acceptance, the Canadian Borrower shall either (a)   give a Notice of Conversion pursuant to Section 3.8 to convert such Bankers’ Acceptance into another basis of funding or (b) give a Notice of Rollover to the Administrative Agent requesting that the Loan or that part referred to in such notice outstanding by Bankers’ Acceptance be renewed in the same form of Borrowing for a term commencing on the maturity date of such Bankers’ Acceptance, and the provisions of this Agreement relating to Bankers’ Acceptances shall apply mutatis mutandis to such renewal. If for any reason the Canadian Borrower fails to give a Notice of Conversion or a Notice of Rollover in accordance with the foregoing, it shall be deemed for all purposes to have received on the maturity date of each such Bankers’ Acceptance a Canadian Rate Advance in an amount equal to the face value of each such Bankers’ Acceptance (which Bankers’ Acceptance shall be repaid with the proceeds of said Canadian Rate Advance) and it shall pay interest thereon at the Canadian Rate until repayment thereof in full by it, the whole notwithstanding the fact that any Bankers’ Acceptances may be held by a Lender in its own right at maturity. The Canadian Borrower acknowledges, agrees and confirms with the Lenders that the records of each Lender in respect of payment of any Bankers’ Acceptance by such Lender shall be binding on the Canadian Borrower and shall be conclusive evidence (in the absence of manifest error) of a Canadian Rate Advance to the Canadian Borrower and of an amount owing by the Canadian Borrower to such Lender. The Canadian Borrower further agrees that if an Event of Default shall occur prior to the date upon which any one or more Bankers’ Acceptance issued by the Canadian Borrower is payable by a Lender, thereupon the Canadian Borrower shall provide such Lender with funds for the full face amount of all such Bankers’ Acceptances, notwithstanding the fact that any such Bankers’ Acceptance may be held by such Lender in its own right at maturity; provided, however, that if for any reason the Canadian Borrower fails to make such payment in respect of any Bankers’ Acceptance, thereupon the Canadian Borrower shall be deemed for all purposes to have received a Canadian Rate Advance in an amount equal to the face amount of such Bankers’ Acceptance and the Canadian Borrower shall pay interest thereon at the Canadian Rate until repayment thereof in full.~~

~~10.3~~	~~BA Equivalent Advances~~

~~10.3.1~~	~~In the event a Lender is unable to accept Bankers’ Acceptances, such Lender shall have the right at the time of accepting drafts to require the Canadian Borrower to accept an Advance from such Lender in lieu of the issue and acceptance of a Bankers’ Acceptance requested by the Canadian Borrower to be accepted so that there shall be outstanding while the Bankers’ Acceptances are outstanding BA Equivalent Advances from such Lender as contemplated herein. The principal amount of each BA Equivalent Advance shall be that amount which, when added to the face amount of interest (calculated at the Discount Rate) which will accrue during the BA Equivalent Interest Period shall be equal, at maturity, to the face amount of the drafts which would have been accepted by such Lender had it accepted Bankers’ Acceptances. The “BA Equivalent Interest Period” for each BA Equivalent Advance shall be equal to the term of the drafts presented for acceptance as Bankers’ Acceptances on the relevant Drawdown Date, Conversion Date or Rollover Date.~~

~~10.3.2~~	~~On the relevant Drawdown Date, Conversion Date or Rollover Date, the Canadian Borrower shall pay to the Administrative Agent a fee equal to the Acceptance Fee which would have been payable to such Lender if it were a Lender accepting drafts having a term to maturity equal to the applicable BA Equivalent Interest Period and an aggregate face amount equal to the sum of the principal amount of the BA Equivalent Advance and the interest payable thereon by the Canadian Borrower for the applicable BA Equivalent Interest Period.~~

~~10.3.3~~	~~The provisions of this Agreement dealing with Bankers’ Acceptances shall apply, mutatis mutandis, to BA Equivalent Advances.~~

~~10.4~~	~~Purchase of Bankers’ Acceptances~~

~~10.4.1~~	~~Each Bankers’ Acceptance issued pursuant to this Agreement shall be purchased by the Lender accepting such Bankers’ Acceptance for the applicable Discounted Proceeds thereof. In each case, upon receipt of such Discounted Proceeds from the Lenders and upon fulfilment of the applicable conditions set forth in ARTICLE 13, the Administrative Agent shall make such funds available to the Canadian Borrower in accordance with this Agreement.~~

~~10.4.2~~	~~Upon each issue of Bankers’ Acceptances as a result of the conversion of outstanding Borrowings into Bankers’ Acceptances or rollover of Bankers’ Acceptances, the Canadian Borrower shall, concurrently with the conversion, pay in advance to the Administrative Agent on behalf of the Lenders, the amount by which the face value of such Bankers’ Acceptances exceeds the Discounted Proceeds of such Bankers’ Acceptances, to be applied against the principal amount of the Borrowing being so converted. The Canadian Borrower shall at the same time pay to the Administrative Agent the applicable Acceptance Fee.~~

~~10.4.3~~	~~The Canadian Borrower acknowledges and agrees that each Lender may, at any time, arrange for its Participant or Eligible Assignee to accept and purchase Bankers’ Acceptances hereunder. Any such acceptance by a Participant or Eligible Assignee shall be deemed to be an Acceptance by such Lender for the purposes of this Agreement.~~

~~10.5~~	~~Power of Attorney~~

~~In order to facilitate issuance of Bankers’ Acceptances pursuant hereto, in accordance with the instructions given from time to time by the Canadian Borrower, the Canadian Borrower hereby authorizes each Lender, and for this purpose appoints each Lender its lawful attorney, to complete and sign Bankers’ Acceptances on its behalf, in handwritten or facsimile or mechanical signature or otherwise, and once so completed, signed and endorsed, and following acceptance of them as Bankers’ Acceptances, to purchase, discount or negotiate such Bankers’ Acceptances in accordance with the provisions of this ARTICLE 10, and to provide the net Discounted Proceeds to the Administrative Agent in accordance with the provisions hereof. Drafts so completed, signed, endorsed and negotiated on behalf of the Canadian Borrower by any Lender shall bind the Canadian Borrower as fully and effectively as if so performed by an authorized officer of the Canadian Borrower. Each Lender shall maintain a record with respect to such instruments (i) received by it hereunder, (ii) voided by it for any reason, (iii) accepted by it hereunder and (iv) cancelled at their respective maturities. Each Lender agrees to provide such records to the Canadian Borrower promptly upon request and, at the request of the Canadian Borrower, to cancel such instruments which have been so completed and executed and which are held by such Lender and have not yet been issued hereunder. This Section 10.5 shall apply mutatis mutandis to any note or draft, if any, which may be issued from time to time to evidence a BA Equivalent Advance.~~

ARTICLE 10

[INTENTIONALLY DELETED]

ARTICLE 11

LETTERS OF CREDIT

11.1	Letter of Credit Commitment

Subject to the terms and conditions hereof, each Issuing Bank, on behalf of the Lenders, and in reliance on the agreements of the Lenders set forth in Section 11.2, agrees to issue, for the account of the Canadian Borrower, Facility A Letters of Credit in CDollars or USDollars under the Facility A Credit on any Banking Day during the period from the date of this Agreement until the date occurring one month prior to the Facility A Maturity Date; provided that (i) the term of any Facility A Letter of Credit shall not exceed 365 days or end after the Facility A Maturity Date, (ii) the Letter of Credit Exposure in respect of such Facility A Letters of Credit shall not cause the then Facility A Available Commitment to be exceeded, (iii) the Letter of Credit Exposure of BMO as an Issuing Bank in respect of such Facility A Letters of Credit shall not exceed C$325,000,000, the Letter of Credit Exposure of Barclays Bank PLC in respect of such Facility A Letters of Credit shall not exceed C$25,000,000 and Barclays Bank PLC shall issue standby Letters of Credit only, the Letter of Credit Exposure of JPMorgan Chase Bank, N.A., Toronto Branch in respect of such Facility A Letters of Credit shall not exceed C$50,000,000, and (iv) the total amount of issued and outstanding Facility A Letters of Credit does not exceed the amount set forth in Section 3.1.4. Each Facility A Letter of Credit shall be in form and substance satisfactory to the applicable Issuing Bank. The maximum Letter of Credit Exposure of BMO, Barclays Bank PLC and JPMorgan Chase Bank, N.A., Toronto Branch as Issuing Banks set forth in clause (iii) of this Section 11.1 may be amended from time to time to reallocate the amount set forth in Section 3.1.4 between BMO, Barclays Bank PLC and JPMorgan Chase Bank, N.A., Toronto Branch as Issuing Banks with the consent of BMO, Barclays Bank PLC and JPMorgan Chase Bank, N.A., Toronto Branch (or, if the reallocation is between two of such Issuing Banks only, such two Issuing Banks) and the Canadian Borrower and without the consent of any other Lender. No Issuing Bank shall be required to issue a Letter of Credit if such issuance would violate any policies of the Issuing Bank pertaining to letters of credit generally.

11.2	Letter of Credit Participations

Each Issuing Bank irrevocably grants, and in order to induce each Issuing Bank to issue its Letters of Credit hereunder, each Lender irrevocably accepts and hereby purchases for its own account and risk from the applicable Issuing Bank, on the terms and conditions hereinafter stated, an undivided interest equal to such Lender’s Facility A Participation in the applicable Issuing Bank’s obligations and rights under each Letter of Credit issued hereunder and the amount of each drawing paid by the applicable Issuing Bank thereunder. Each Lender unconditionally and irrevocably agrees with each Issuing Bank that, on or before the close of business of the Issuing Bank, on each day on which a drawing is paid under a Letter of Credit for which the Issuing Bank is not reimbursed in full by the Canadian Borrower in accordance with the terms of this Agreement, including, without limitation, pursuant to Section 11.8.1 (a “Participation Date”), such Lender will pay to the Administrative Agent for the account of the Issuing Bank at the Administrative Agent’s office specified in Section 12.1 such Lender’s Facility A Participation of any unpaid Reimbursement Obligation in respect of Facility A Letters of Credit. This obligation of each Lender is unconditional and, for greater certainty, shall apply both before and after the occurrence of any Default or Event of Default, both before and after the Facility A Maturity Date and both before and after the termination or cancellation of the Facility A Total Commitment. Each Issuing Bank shall notify the Administrative Agent and each Lender of the occurrence of a Participation Date, and the amount payable by it to the Issuing Bank based on such Lender’s Facility A Participation. Any such notice may be oral if promptly confirmed in writing (including telecopy). If any Lender fails to make any such payment on or prior to the first Business Day after such Lender receives notice as provided above, then interest shall accrue on such Lender’s obligation to make such payment during the period from such Business Day to the day such Lender makes such payment (or if earlier, the date on which the Canadian Borrower reimburses the Issuing Bank for such unpaid Reimbursement Obligation) at the rate specified in Section 20.1.

11.3	Repayment of Participants

Upon and only upon receipt by the applicable Issuing Bank of funds from the Canadian Borrower in full or partial reimbursement of any drawing paid under a Letter of Credit with respect to which any Lender has theretofore paid the Administrative Agent for the account of such Issuing Bank in full for such Lender’s Facility A Participation pursuant to Section 11.2 and in full or partial payment of interest, commissions or fees on such drawing paid under a Letter of Credit, the applicable Issuing Bank will pay to such Lender, in the same funds as those received by such Issuing Bank, or net against any then due obligation of such Lender under Section 11.2 to make any payment to such Issuing Bank, such Lender’s Facility A Participation of such funds.

11.4	Role of the Issuing Bank

Each Issuing Bank will exercise and give the same care and attention to each Letter of Credit as it gives to its other letters of credit and similar obligations, and each Issuing Bank’s sole liability to each Lender shall be to distribute pursuant to Section 11.3 promptly, as and when received by such Issuing Bank, each Lender’s Facility A Participation of any payments made to such Issuing Bank by the Canadian Borrower. Each Lender agrees that, in paying any drawing under a Letter of Credit, the applicable Issuing Bank shall not have any responsibility to obtain any document (other than as required by such Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any Person delivering any such document. No Issuing Bank nor any of its representatives, officers, employees or agents shall be liable to any Lender for (a) any action taken or omitted to be taken in connection herewith at the request or with the approval of the Required Lenders, (b) any action taken or omitted to be taken in the absence of gross negligence or wilful misconduct, (c) any recitals, statements, representations or warranties contained in any document distributed to any Lender, (d) the creditworthiness of the Canadian Borrower, or (e) the execution, effectiveness, genuineness, validity, or enforceability of any Letter of Credit, or any other document contemplated thereby. No Issuing Bank shall incur any liability (i) by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telecopier or similar writing) believed by it to be genuine or to be signed by the proper party or parties or (ii) by acting as permitted under Section 11.13. The obligations of the Lenders hereunder are several and not joint and several, and no Lender shall be liable for the performance or non-performance of the obligations of any other Lender under this ARTICLE 11. In the event of gross negligence or wilful misconduct on the part of an Issuing Bank in the payment of any drawing under a Letter of Credit, such Issuing Bank shall repay to each Lender any amount paid by such Lender to such Issuing Bank pursuant to Section 11.2 which the Canadian Borrower has not reimbursed to such Issuing Bank strictly and solely as a result of such gross negligence or wilful misconduct.

11.5	Obligations of Each Lender Absolute

Each Lender acknowledges that its obligations to each Issuing Bank under this ARTICLE 11, including the obligation to purchase and fund a participation in the obligations and rights of the Issuing Bank under each Letter of Credit and any unpaid Reimbursement Obligation, is absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation, (i) the occurrence and continuance of a Default or an Event of Default, (ii) the fact that a condition precedent to the issuance of any Letter of Credit was not in fact satisfied, (iii) any failure or inability of any other Lender to purchase or fund such a participation hereunder, or (iv) any other failure by any other Lender to fulfil its obligations hereunder. Each payment by a Lender to an Issuing Bank for its own account or the Administrative Agent for the account of an Issuing Bank shall be made without any offset, compensation, abatement, withholding or reduction whatsoever.

11.6	Reinstatement and Survival

Notwithstanding anything herein to the contrary, if an Issuing Bank is required at any time whether before or after the Facility A Maturity Date to make any payment under a Facility A Letter of Credit which was outstanding on or before the Facility A Maturity Date, each Lender shall pay over to the applicable Issuing Bank, in accordance with the provisions of this ARTICLE 11, the amount of such Lender’s Facility A Participation of such amount. If an Issuing Bank is required at any time (whether before or after the Facility A Maturity Date) to return to the Canadian Borrower or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by or on behalf of the Canadian Borrower to such Issuing Bank in reimbursement of Reimbursement Obligations and interest thereon, each Lender shall, on demand of such Issuing Bank, forthwith pay over to such Issuing Bank for its account or the Administrative Agent for the account of such Issuing Bank such Lender’s Facility A Participation of such amount, plus interest thereon from the day such demand is made to the day such amount is returned by such Lender to such Issuing Bank at the rate specified in Section 20.1.

11.7	Procedure for Issuance and Renewal of Letters of Credit

11.7.1	The Canadian Borrower may request an Issuing Bank, with a copy to the Administrative Agent, to issue a Letter of Credit under the Facility A Credit by delivering to the Issuing Bank at its office specified from time to time to the Canadian Borrower a commercial letter of credit application or a standby letter of credit application or a letter of guarantee application, as appropriate, on the applicable Issuing Bank’s then customary form for a commercial letter of credit or standby letter of credit or letter of guarantee respectively (each such form, as it may be modified from time to time, a “Letter of Credit Application”), completed to the satisfaction of such Issuing Bank, together with the proposed form of such Letter of Credit (which shall comply with the applicable requirements set forth herein) and such other certificates, documents and other papers and information as the Issuing Bank may reasonably request; provided that in the event of a conflict between this Agreement and the applicable Letter of Credit Application, this Agreement shall govern with respect to such conflict. In connection with a pending Permitted Acquisition, the Canadian Borrower may request the issuance of a Letter of Credit on behalf of a Person that is the subject of the pending Permitted Acquisition, provided that the Canadian Borrower shall remain liable for all obligations in respect of any such Letter of Credit.

11.7.2	Within one (1) Business Day following the date on which the Administrative Agent shall have received a copy of an application for the issuance of a Facility A Letter of Credit, the Administrative Agent shall advise the applicable Issuing Bank and the Borrower as to whether the issue of the requested Letter of Credit would result in the Letter of Credit Exposure in respect of Facility A Letters of Credit to exceed the then Facility A Available Commitment. If the Letter of Credit Exposure in respect of Facility A Letters of Credit would exceed the then Facility A Available Commitment as a result of the issuance of the requested Letter of Credit, the Borrower shall withdraw its request.

11.7.3	Within three (3) Business Days following the date on which an Issuing Bank shall have received an application for the issuance of a Letter of Credit including the form thereof, and such additional certificates, documents and other papers and information as such Issuing Bank may have reasonably requested in satisfaction of all conditions to the issuance thereof, such Issuing Bank shall, provided the conditions of ARTICLE 13 have been complied with, issue such Letter of Credit (if the Canadian Borrower shall have requested that such Letter of Credit be issued immediately) or (if the Canadian Borrower shall have requested in the related Letter of Credit Application that such Letter of Credit be issued at a later date) the Administrative Agent shall notify the Canadian Borrower that the applicable Issuing Bank shall, provided the conditions of ARTICLE 13 have been complied with, issue such Letter of Credit on such later date, or that the applicable Issuing Bank shall not issue such Letter of Credit by reason of a provision set forth herein.

11.7.4	The Canadian Borrower may request the extension or renewal for up to 365 days of a Letter of Credit issued for its account hereunder which is not automatically renewed in accordance with the terms contained therein, by giving written notice to the Administrative Agent and the applicable Issuing Bank at least ten (10) Business Days prior to the then current expiry date of such Letter of Credit (provided that the Issuing Bank may accommodate notices on shorter notice in its sole discretion).

11.7.5	With respect to any Letter of Credit issued hereunder which by its terms is automatically renewed or extended unless notice to the contrary is received by the beneficiary thereunder within the time period set forth therein (the “Revocation Period”), the applicable Issuing Bank shall, upon receipt of notice from the Administrative Agent (which notice must be received by the Issuing Bank not later than noon, Toronto time, ten (10) Business Days prior to the expiration of the Revocation Period), to the effect that the Required Lenders have elected not to extend the current expiry date of such Letter of Credit, promptly notify the Canadian Borrower and the beneficiary thereunder that such Letter of Credit shall not be renewed. Unless such notice from the Administrative Agent is received by the applicable Issuing Bank in respect of any Letter of Credit, such Letter of Credit shall automatically be renewed or extended in accordance with its provisions.

11.7.6	Notwithstanding anything to the contrary in this Agreement, (a) an Issuing Bank shall have no obligation to extend or renew any Letter of Credit issued hereunder to an expiry date extending beyond the Facility A Maturity Date or at any time when a Default or an Event of Default has occurred which has not been waived or cured and (b) no Lender shall have any obligation to purchase a participation in an Issuing Bank’s obligations and rights under any Letter of Credit extended or renewed to a date beyond the Facility A Maturity Date.

11.8	Reimbursement of the Issuing Bank

11.8.1	In the event that any drawing shall be made under any Facility A Letter of Credit, and if no Event of Default shall have occurred and be continuing,

11.8.1.1	the applicable Issuing Bank shall promptly notify the Canadian Borrower of such payment and of the amount thereof,

11.8.1.2	the payment by the applicable Issuing Bank of such drawing shall constitute a Canadian Rate Advance under the Facility A Credit to the Canadian Borrower by the Lenders according to their respective Facility A Participation if such Letter of Credit was in CDollars, or a US Base Rate Advance under the Facility A Credit to the Canadian Borrower by the Lenders according to their respective Facility A Participation if such Letter of Credit was in USDollars and the Canadian Borrower shall pay interest thereon at the Canadian Rate or at the US Base Rate respectively;

11.8.1.3	the applicable Issuing Bank shall notify each Lender by telecopier or by telephone (confirmed by telecopier) of such drawing and of the portion thereof constituting a Canadian Rate Advance and of the portion thereof constituting a US Base Rate Advance, and immediately upon receipt of such notice, each Lender shall make its Facility A Participation, in CDollars or USDollars, as applicable, available to the Issuing Bank by wire transfer of immediately available funds to the office of such Issuing Bank specified in such notice.

11.8.2	In the event that a drawing shall be made under any Letter of Credit and a Default or an Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), no Canadian Rate Advance or US Base Rate Advance, as applicable, shall be deemed to have been made in respect of such drawing and the Canadian Borrower (i) shall reimburse the applicable Issuing Bank for the amount paid on each drawing under each Letter of Credit not later than the close of business on the day on which the Canadian Borrower receives notice of such drawing, and (ii) shall pay, (A) all charges and expenses relating to such drawing as may be payable in accordance with Section 11.9 and (B) interest at the rate specified in Section 11.10 on the amount of such drawing for the period commencing on the date of any such payment and ending on the date reimbursement is received by the applicable Issuing Bank.

11.9	Commissions, Fees and Charges

11.9.1	The Canadian Borrower agrees to pay for each Letter of Credit which the Canadian Borrower has requested to be issued, to (A) the applicable Issuing Bank (solely for the account of the such Issuing Bank) a non-refundable fronting fee with respect to each Letter of Credit, in an amount equal to 0.25% per annum of the face amount thereof, provided that such non-refundable fronting fee shall only be payable to the applicable Issuing Bank with respect to any Letter of Credit while there is more than one (1) Lender under this Agreement during the period when such Letter of Credit is outstanding, and (B) the Administrative Agent for the account of each Lender, a non-refundable Letter of Credit Commission, computed at a rate equal to the Applicable Margin with respect to the calculation of Letter of Credit Commission times such Lender’s Facility A Participation of the aggregate amount available to be drawn under such Letter of Credit. Such fronting fee shall be payable quarterly in arrears for the number of days outstanding, at the rate specified above and in the currency of such Letter of Credit, on the last day of each of March, June, September and December so long as such Letter of Credit shall remain outstanding. The Letter of Credit Commissions shall be payable quarterly in arrears for the number of days outstanding, at the rate specified above and in the currency of such Letter of Credit, on the last day of each of March, June, September and December and on the Facility A Maturity Date so long as such Letter of Credit shall remain outstanding.

11.9.2	The Administrative Agent shall promptly distribute, at the end of each calendar quarter, all Letter of Credit Commissions received for the account of each Lender by the Administrative Agent during such calendar quarter, together with a statement from the Administrative Agent reconciling the collection and distribution of such commissions.

11.9.3	In addition, the Canadian Borrower shall pay to the applicable Issuing Bank (solely for the account of the Issuing Bank) such Issuing Bank’s standard issuance, drawing, negotiation, amendment, communication and other processing and out of pocket fees in respect of each Letter of Credit.

11.10	Interest on Amounts Disbursed under Letters of Credit

The Canadian Borrower agrees to pay to the applicable Issuing Bank interest on any and all amounts disbursed after the occurrence of a Default or Event of Default which has not been cured or waived as provided in this Agreement by such Issuing Bank under any Letter of Credit issued for its account from the date of disbursement until reimbursed in full at the rates mentioned in Section 11.8.1. Interest accrued hereunder shall be payable on demand. For the purposes of computing the number of days for which interest shall accrue on amounts disbursed under Letters of Credit, payments received by the Issuing Bank after 1:00 P.M., Toronto time, shall be deemed to have been received on the next following Banking Day for payments required to be made in CDollars or on the next following Business Day for payments required to be made in USDollars. All payments (including prepayments) by the Canadian Borrower to an Issuing Bank, whether on account of the Canadian Borrower’s Reimbursement Obligation or interest thereon, on account of any fees due hereunder or otherwise, shall be made in the currency of the Letter of Credit and in immediately available funds without set off, compensation or counterclaim to the Issuing Bank.

11.11	Computation of Interest and Fees; Payment not on Business Days

11.11.1	Interest and per annum fees due under this ARTICLE 11 shall be computed on the basis of a year of 365 (or 366 in a leap year) days for actual days elapsed. Any change in any interest rate hereunder resulting from a change in the Canadian Rate, the US Base Rate or the US Prime Rate, shall become effective as of the opening of business on the day on which such change in the Canadian Rate, the US Base Rate or the US Prime Rate becomes effective.

11.11.2	If any payment under this ARTICLE 11 becomes due and payable on a day which is not a Banking Day for payments in CDollars or a Business Day for payments in USDollars, the maturity thereof shall be extended to the next succeeding Banking Day or Business Day, as the case may be, and in the case of any amount disbursed under a Letter of Credit, interest thereon shall be payable at the then applicable rate during such extension.

11.12	Further Assurances

The Canadian Borrower hereby agrees from time to time, to do and perform any and all acts and to execute any and all further instruments required or reasonably requested by an Issuing Bank to more fully effect the purposes of this ARTICLE 11 and the issuance of the Letters of Credit hereunder.

11.13	Nature of Obligations; Indemnities

11.13.1	The obligations of the Canadian Borrower hereunder shall be absolute and unconditional under any and all circumstances and irrespective of any set off, compensation, counterclaim or defense to payment which the Canadian Borrower may have or have had against an Issuing Bank, any Lender or any beneficiary of a Letter of Credit. The Canadian Borrower assumes all risks of the acts or omissions of the users of the Letters of Credit and all risks of the misuse of the Letters of Credit. No Issuing Bank, any of its correspondents nor any Lender shall be responsible: (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document specified in any applications for any of the Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any of the Letters of Credit or any of the rights or benefits thereunder or proceeds thereof in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) for failure of any drawing to bear any reference or adequate reference to any of the Letters of Credit, or failure of anyone to note the amount of any drawing on the reverse of any of the Letters of Credit or to surrender or to take up any of the Letters of Credit or to send forward any such document apart from drawings as required by the terms of any of the Letters of Credit; (iv) for error, omissions, interruptions or delays in transmission or delivery of any messages, by mail, email, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) for any error, neglect, default, suspension or insolvency of any correspondents of the Issuing Bank; (vi) for error in translation or for errors in interpretation of technical terms; (vii) for any loss or delay, in the transmission or otherwise, of any such document or drawing or of proceeds thereof; or (viii) for any other circumstances whatsoever in making or failing to make payment under a Letter of Credit; provided that in each of the circumstances referred to in clauses (i) through (viii) above the Canadian Borrower shall have, nevertheless and notwithstanding the foregoing, a claim against the applicable Issuing Bank, and the applicable Issuing Bank shall be liable to the Canadian Borrower, to the extent, but only to the extent, of any direct, as opposed to indirect, damages suffered by the Canadian Borrower which the Canadian Borrower proves were caused by such Issuing Bank’s wilful misconduct or gross negligence. None of the above shall affect, impair or prevent the vesting of any of the rights or powers of the Issuing Bank or any of the Lenders.

11.13.2	In furtherance and extension and not in limitation of the specific provisions hereinabove in this ARTICLE 11 set forth, (i) any action taken or omitted by an Issuing Bank or by any of its respective correspondents under or in connection with any of the Letters of Credit, if taken or omitted in good faith and without wilful misconduct or gross negligence, shall be binding upon the Canadian Borrower and shall not put the applicable Issuing Bank or its respective correspondents under any resulting liability to the Canadian Borrower and (ii) an Issuing Bank may, without wilful misconduct or gross negligence, accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary; provided, that if the applicable Issuing Bank shall receive written notification from both the beneficiary of a Letter of Credit and the Canadian Borrower that sufficiently identifies (in the opinion of such Issuing Bank) documents to be presented to such Issuing Bank which are not to be honoured, such Issuing Bank agrees that it will not honour such documents.

11.13.3	The Canadian Borrower hereby agrees at all times to protect, indemnify and save harmless each Issuing Bank and each Lender participating in a Letter of Credit, from and against any and all claims, actions, suits and other legal proceedings, and from and against any and all losses, claims, demands, liabilities and damages, which they or any of them may, at any time, sustain or incur by reason of or in consequence of or arising out of the issuance of any of the Letters of Credit issued for its account (all of the foregoing, collectively, the “indemnified liabilities”), it being the intention of the parties that this Agreement shall be construed and applied to protect and indemnify each Issuing Bank and each Lender participating in a Letter of Credit against any and all risks involved in the issuance of all of the Letters of Credit, all of which risks, whether or not foreseeable, being hereby assumed by the Canadian Borrower, including, without limitation, any and all risks of all acts by any Governmental Authority and any and all claims by correspondents used in connection with a Letter of Credit, provided that the Canadian Borrower shall not have any obligation hereunder to an indemnified party with respect to indemnified liabilities arising from the gross negligence or wilful misconduct of such indemnified party. No Issuing Bank nor any Lender shall, in any way, be liable for any failure by it or anyone else to pay a draft drawn under any of the Letters of Credit as a result of any acts, whether rightful or wrongful, of any Governmental Authority or any correspondent used in connection with a Letter of Credit or any other cause not readily within their control or the control of their respective correspondents. Without limiting the generality of the foregoing, the Canadian Borrower shall be responsible for, and shall reimburse the applicable Issuing Bank forthwith upon its receipt of any demand therefor, any and all commissions, fees and other charges paid or payable by such Issuing Bank to any foreign bank which shall be an advising bank or a beneficiary of a Letter of Credit issued for its account which shall, in reliance thereon, have issued its own letter of credit in respect of obligations of the Canadian Borrower.

11.13.4	The Canadian Borrower agrees that any terms and conditions in any Letter of Credit Application shall also apply in respect of the Letter of Credit issued pursuant to such application; provided that in the event of a conflict between this Agreement and the applicable Letter of Credit Application, this Agreement shall govern with respect to such conflict.

11.14	Payments upon any Event of Default

The Canadian Borrower agrees that upon the occurrence and during the continuance of any Event of Default, in addition to all other rights and remedies, each Issuing Bank shall at the request, or may with the consent of the Required Lenders, by notice to the Canadian Borrower demand immediate delivery of cash collateral and the Canadian Borrower agrees to deliver such cash collateral upon demand, in an amount equal to the maximum amount that may be available to be drawn at any time prior to the stated expiry of all outstanding Letters of Credit issued for the account of the Canadian Borrower, provided that such cash collateral shall be immediately due and payable upon the occurrence of any Event of Default described in Section 16.1.8. Such cash collateral shall be deposited in a special cash collateral account to be held by the applicable Issuing Bank as collateral security and as a pledge for the payment and performance of the Canadian Borrower’s obligations under this Agreement to each Issuing Bank and the Lenders under the Facility A Credit.

ARTICLE 12

PAYMENTS, TAXES, EXPENSES AND INDEMNITY

12.1	Payments to Administrative Agent

Unless otherwise specifically provided for, each Borrower shall make each payment (other than payments in respect of the Swingline Loan) pursuant to this Agreement before 11:00 a.m. (Toronto time) on the day specified for payment. All such payments shall be made by the Borrower in immediately available funds having same day value to, unless otherwise specifically provided for herein, the Administrative Agent, for its account or for the account of the Lenders, in the Administrative Agent’s accounts set out in Schedule 12.1, or at any other office or account designated by the Administrative Agent. Whenever a payment is due to be made on a day that is not a Banking Day, for payments in CDollars, or a Business Day, for payments in USDollars, the day for payment shall be the following Banking Day or Business Day, as the case may be.

12.2	Payments to Swingline Lender

Unless otherwise specifically provided for herein, the Canadian Borrower shall make each payment due to the Swingline Lender pursuant to this Agreement before 11:00 a.m. (Toronto time) on the day specified for payment. All such payments shall be made by the Borrower in immediately available funds having same day value to the Swingline Lender, for its own account, at the Swingline Lender’s branch at First Canadian Place, 100 King Street, Toronto, Ontario, or at any other office and in the accounts designated from time to time by the Swingline Lender in Canada. Whenever a payment is due to be made on a day that is not a Banking Day, for payments in CDollars, or a day that is not a Business Day, for payments in USDollars, the day for payment shall be the following Banking Day or Business Day, as the case may be.

12.3	Payments by Lenders to Administrative Agent

12.3.1	All payments in CDollars to be made by any Lender to the Administrative Agent shall be made in immediately available funds having same day value to the Administrative Agent, for the relevant Borrower’s account (unless otherwise specified), at the branch, office or account mentioned in or designated under Section 12.1 for CDollar payments and at the time designated herein.

12.3.2	All payments in USDollars to be made by any Lender to the Administrative Agent shall be made in immediately available funds having same day value to the Administrative Agent, for the relevant Borrower’s account (unless otherwise specified), at the branch, office or account mentioned in or designated under Section 12.1 for USDollar payments and at the time designated herein.

12.4	Payments by Administrative Agent to Borrower

Any payments received by the Administrative Agent for the account of the relevant Borrower shall be paid in funds having same day value to the relevant Borrower by the Administrative Agent on the date of receipt, or if such date is not a Banking Day for CDollars payments or a Business Day for USDollars payments or if received after 11:00 a.m. on a Banking Day or Business Day respectively, on the next Banking Day or Business Day respectively, if in CDollars, to the CDollar Current Account or, if in USDollars to the USDollar Current Account or such other bank account of the relevant Borrower at Bank of Montreal designated in writing from time to time by the relevant Borrower to the Administrative Agent.

12.5	Distribution to Lenders and Application of Payments

Except as otherwise indicated herein, all payments made to the Administrative Agent by the Borrower for the account of the Lenders in connection herewith shall be distributed, the same day or if such day is not a Banking Day for CDollars payments or a Business Day for USDollars payments or if received after 11:00 a.m. on a Banking Day or Business Day respectively, on the next Banking Day or Business Day respectively, by the Administrative Agent in funds having same day value among the Lenders to the accounts last designated in writing by the Lenders respectively to the Administrative Agent pro rata in accordance with their respective Facility A Participations, Facility C Participations~~, Facility D Participations~~  or Facility ~~E~~  D Participations, as the case may be.

12.6	Currency of Payment

Principal, interest and interest on overdue amounts on the SOFR Loan, any SOFR Advance, the US Base Rate Loan and any amounts in respect of Letters of Credit denominated in USDollars payable by the Borrower shall be paid in USDollars and principal, interest and interest on overdue amounts on the Canadian Rate Loan, ~~any amounts payable in respect of Acceptances~~ the Term CORRA Loan and the Daily Compounded CORRA Loan and any amounts payable in respect of Letters of Credit denominated in CDollars shall be paid in CDollars. All amounts payable in respect of Letters of Credit denominated in other currencies (if permitted hereunder) shall be paid in such currency. All other amounts payable by the Borrower under this Agreement shall be payable in CDollars, unless otherwise indicated herein.

12.7	Set-Off

Each Borrower shall make all payments hereunder regardless of any counterclaim, compensation or set-off.

12.8	Taxes

Each Borrower shall make all payments required under this Agreement free and clear of, and exempt from, and without deduction for, or on account of, any Tax, unless such deduction or withholding is required by Applicable Law. For greater certainty, the obligations of the Obligor described in Section 18.2 apply in respect of all Taxes so deducted or withheld that are not Excluded Taxes.

12.9	Application of Payments

12.9.1	All payments made by or on behalf of the Canadian Borrower or the US Borrower pursuant to this Agreement prior to the occurrence of an Event of Default that is continuing and has not been waived shall be applied by the Administrative Agent in accordance with the provisions of Section 12.9.3 in the following order:

12.9.1.1	to amounts due pursuant to Section ~~9.13 and~~  9.14 and 9.15, as and by way of Administrative Agent’s fees and other fees referred to in such Sections;

12.9.1.2	to amounts due pursuant to Section ~~9.12~~9.13, as and by way of commitment fees;

12.9.1.3	in the case of payments by the Canadian Borrower, to amounts due pursuant to Section 11.9, as and by way of Letter of Credit fees;

12.9.1.4	to amounts due pursuant to ARTICLE 22, as and by way of expenses;

12.9.1.5	to amounts due pursuant to Sections 11.13.3, 12.10, 18.2.3, 21.5 and 22.2, as and by way of indemnity;

12.9.1.6	to amounts due pursuant to Section ~~9.9~~9.11, as and by way of default interest on overdue amounts;

12.9.1.7	to amounts due pursuant to Sections 9.2, ~~9.3, 9.4,~~  9.5, 9.6, ~~9.11~~ 9.7, 9.8 and ~~10.4~~9.9, as and by way of interest~~, Acceptance Fee and discount~~;

12.9.1.8	in the case of payments by the Canadian Borrower, to amounts due pursuant to Sections 11.8, as and by way of principal in respect of Reimbursement Obligations;

12.9.1.9	to amounts due pursuant to ARTICLE 8 as and by way of principal; and

12.9.1.10	in payment of any other amounts then due and payable by the Obligors hereunder or under any of the other Loan Documents.

The foregoing shall not apply to any amount deposited from time to time in the CDollar Current Account or the USDollar Current Account prior to the occurrence and continuance of an Event of Default. For greater certainty, payments made by the US Borrower shall be applied to amounts due as set forth above in relation to the Facility C Credit.

12.9.2	After the occurrence of an Event of Default that is continuing and has not been waived, all payments made by or on behalf of the Obligors pursuant to this Agreement and the other Loan Documents and all sums received or realized on account of amounts owing hereunder or under the other Loan Documents shall be paid to and be appropriated and applied proportionately by the Administrative Agent towards the Obligations of the Obligors to the Lenders and Hedge Providers in accordance with the Intercreditor Agreement on a pari passu basis or as otherwise directed by the Required Lenders and the Hedge Providers, and any such appropriation and application shall override any appropriations or applications made by the Borrower; and

12.9.3	The Lenders agree among themselves that all sums received by the Lenders for application against amounts owing under this Agreement and under the other Loan Documents and referred to in one of Section 12.9.1.2 through 12.9.1.10 shall be shared by each Lender in the proportion borne by the amounts owing to such Lender under such subparagraph to the amounts owing to all Lenders under such subparagraph.

12.10	Supplying Documents and Indemnity; Compensation for Losses

12.10.1	Each Obligor shall supply all statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders or the Administrative Agent pursuant to this Agreement and the other Loan Documents without cost to any Lender or to the Administrative Agent.

12.10.2	Without prejudice to the rights of the Lenders under the provisions of Section ~~9.9~~9.11, the Borrower agrees to indemnify each Lender against any loss or reasonable expense which it may sustain or incur in obtaining or redeploying deposits as a result of the failure by the Borrower to pay when due any principal of the Loan or for any reason to borrow in accordance with a Notice of Borrowing given by the Borrower to the Administrative Agent, to the extent that any such loss or reasonable expense is not recovered pursuant to any other provisions hereof. A certificate of a Lender or the Administrative Agent setting forth the basis for the determination of the interest due on overdue principal or interest and of the amounts necessary to indemnify such Lender in respect of such loss or reasonable expense, submitted to the Borrower, shall, in the absence of manifest error, be conclusive and binding for all purposes.

12.10.3	Notwithstanding any other provision of this Agreement, ~~if~~ in the event of (i) the prepayment or repayment for any reason, including the acceleration of the maturity of the Loan or as a result of the application of Section 18.3, Section 18.4 or Section 24.3.2~~, the Borrower prepays, repays or converts~~  of all or any portion of ~~the~~ any Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan on a day other than the last day of the then current Interest Period applicable to ~~the SOFR Loan or a SOFR Loan Portion, or if the Borrower, having given a Notice of Borrowing requesting a SOFR Advance, fails for any reason~~ such Loan, (ii) the conversion of any Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan on a day other than the last day of the then current Interest Period applicable to such Loan, (iii) the failure of the Borrower for any reason, to borrow, convert, continue or prepay any Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan or to fulfil on or before the Drawdown Date for such Borrowing the applicable conditions set forth in Section 13.2, then, in such event, the Borrower shall on demand pay to the Administrative Agent, for the account of each Lender, the amount required to indemnify such Lender for any loss, cost or reasonable expense incurred by such Lender as a result of such payment or conversion or failure to fulfil such conditions including, without limitation, any loss or expense incurred in liquidating or in maintaining or redeploying deposits or other funds obtained by such Lender to fund or maintain ~~the SOFR~~ such Term CORRA Loan, Daily Compounded CORRA Loan or ~~such~~ SOFR Loan Portion. A certificate of a Lender setting out the basis of the determination of the amount necessary to indemnify it shall, in the absence of manifest error, be conclusive and binding for all purposes.

12.11	Non-Receipt by Administrative Agent

Without prejudice to the rights of the Administrative Agent under ARTICLE 20, where a sum is to be paid hereunder to the Administrative Agent for the account of another party hereto, the Administrative Agent shall not be obliged to make the same available to that other party hereto until it has been able to establish that it has actually received such sum.

12.12	Survival of Indemnification Obligations

Without prejudice to the survival or termination of any other agreement of the Borrowers under this Agreement, the obligations of the Borrowers under Sections 11.13.3, 12.10, 18.1 and 18.2 and under ARTICLE 22 shall survive the execution hereof, the termination of the Total Commitment and the repayment in full of the Loan.

12.13	Erroneous Payments

12.13.1	If the Administrative Agent notifies a Lender or Swingline Lender, or any Person who has received funds on behalf of a Lender or Swingline Lender (any such Lender, Swingline Lender or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 12.13.2) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Swingline Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender or Swingline Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of: (i) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Effective Rate, and in respect of an Erroneous Payment in Canadian Dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent); and (ii) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 12.13.1 shall be conclusive, absent manifest error.

12.13.2	Without limiting Section 12.13.1, each Lender or Swingline Lender, or any Person who has received funds on behalf of a Lender or Swingline Lender, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates): (i) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment; (ii) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates); or (iii) that such Lender, Swingline Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

12.13.2.1	(A) in the case of clauses (i) or (ii) of Section 12.13.2, an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of clause (iii) of Section 12.13.2), in each case, with respect to such payment, prepayment or repayment; and

12.13.2.2	such Lender or Swingline Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 12.13.2.

12.13.3	Each Lender or Swingline Lender hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Swingline Lender under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Swingline Lender from any source, against any amount due to the Administrative Agent under Section 12.13.1 or under the indemnification provisions of this Agreement.

12.13.4	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with Section 12.13.1, from any Lender or Swingline Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender or Swingline Lender at any time: (i) such Lender or Swingline Lender shall be deemed to have assigned its Loans (but not its individual Commitment) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not individual Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an electronic platform approved by the Administrative Agent and as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment; (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment; (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender or Swingline Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Swingline Lender shall cease to be a Lender or Swingline Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its individual Commitment which shall survive as to such assigning Lender or assigning Swingline Lender; and (iv) the Administrative Agent may reflect in the applicable register its ownership interest in the Loans, subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender or Swingline Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender or Swingline Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the individual Commitment of any Lender or Swingline Lender and such individual Commitments of the Lenders and Swingline Lender shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Swingline Lender under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

12.13.5	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any of the Obligations owed by the Borrowers or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrowers or any other Loan Party for the purpose of making such Erroneous Payment.

12.13.6	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

12.13.7	Each party’s obligations, agreements and waivers under this Section 12.13 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Swingline Lender, the termination of the individual Commitment of a Lender and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

ARTICLE 13

CONDITIONS OF LENDING

13.1	Conditions Precedent to the Closing Date

The effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Administrative Agent and the Lenders:

13.1.1	On or prior to 4:00 p.m. (Toronto time) on the Banking Day before the Closing Date, the Administrative Agent shall have received from the Borrower, in sufficient quantities to provide one copy to each Lender and to the Administrative Agent, the following, each dated as of a date satisfactory to the Lenders and in form and substance satisfactory to the Lenders:

13.1.1.1	this Agreement duly executed by the Obligors, the Lenders and the Administrative Agent;

13.1.1.2	the Intercreditor Agreement duly executed by the Obligors, the Lenders, the Hedge Providers and the Administrative Agent;

13.1.1.3	certified copies of the charter and by-laws of each Obligor and of all documents and resolutions evidencing necessary corporate action on their part approving and authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and evidencing any other necessary corporate action with respect to this Agreement, the other Loan Documents and the instruments, certificates or other documents contemplated herein, and approving and authorizing the manner in which and by whom the foregoing documents are to be executed and delivered;

13.1.1.4	a certificate of status, compliance, good standing or like certificate with respect to each Obligor issued by the appropriate government officials of the jurisdiction of its incorporation or amalgamation, as applicable, and each jurisdiction in which they carry on business if applicable;

13.1.1.5	certified copies of the Required Approvals, if any;

13.1.1.6	a certificate of a Responsible Officer of each Obligor certifying the names and true signature of their officers authorized to sign this Agreement, the other Loan Documents and any other documents or certificates to be delivered pursuant to this Agreement;

13.1.1.7	certificates of insurance in accordance with the requirements of Section 14.4;

13.1.1.8	copies of any existing Phase 1 environmental assessment and environmental audits in respect of all Material Real Property owned or leased by the Obligors which have not previously been delivered to the Administrative Agent;

13.1.1.9	the Guarantees and Security Documents duly authorized, executed and delivered by each of the Obligors parties hereto to the extent required by the Collateral and Guarantee Requirement to the extent such Security Documents have not previously been delivered to the Administrative Agent;

13.1.1.10	a certificate of a Responsible Officer of the Borrower certifying that, on the Closing Date, the Borrower is in compliance with the financial ratios set forth in Section 14.2.1;

13.1.1.11	certified copy of the Term Loan Agreement including all amendments thereto;

13.1.1.12	the results of Lien searches of all filings, registrations or recordings of or with respect to all the Assets (other than real property) of the Obligors (i) for Canadian Obligors, in each jurisdiction in which their respective Assets are located or they have an office (which Assets in such jurisdiction have a value exceeding $1,000,000), and (ii) for US Obligors, in their jurisdiction of organization, in each case, together with such other documents that the Lenders shall reasonably require evidencing, to the entire satisfaction of the Lenders, that all such Assets are free and clear of all Liens, other than Permitted Liens;

13.1.1.13	a favourable opinion of Stikeman Elliott LLP, Canadian counsel to the Borrower, and Simpson Thacher & Bartlett LLP, United States counsel to the Borrower, in form and substance acceptable to the Administrative Agent and the Lenders, addressed to the Administrative Agent, the Lenders and Lenders’ Counsel; and

13.1.1.14	a favourable report of Lenders’ Counsel, addressed to the Administrative Agent and to each Lender;

13.1.2	each of the Security Documents or financing statements, notices or applications in respect thereof, shall have been duly registered, filed and recorded against all Material Real Property of each Obligor, if any, and in all other places and in all jurisdictions which the Lenders shall require, to the entire satisfaction of the Lenders and Lenders’ Counsel and the Administrative Agent shall have received evidence satisfactory to the Lenders and Lenders’ Counsel of such registrations, recordings or filings and that the Security Interests thereunder constitute valid, effective and perfected first priority Security Interests, subject only to Permitted Liens, except with respect to the delivery of Security Documents and related confirmation of title insurance in respect of Material Real Property for those Obligors that are becoming Obligors as of the Closing Date, in which case such documents shall be delivered, unless otherwise agreed by the Administrative Agent, within 180 days following Closing;

13.1.3	receipt by the Administrative Agent of all estoppel letters reasonably required by the Administrative Agent in accordance with the requirements of Schedule 15.1, to the extent not previously delivered to the Administrative Agent;

13.1.4	receipt by each Lender of all information and documents required by such Lender to meet its obligations with respect to “know your customer” rules and rules under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and its regulations (or similar Applicable Law);

13.1.5	no event has occurred which constitutes a Material Adverse Effect since June 30, 2021;

13.1.6	the commitment fees, letter of credit fronting fees and Letter of Credit Commissions payable with respect to the Facility B Credit under the Original Credit Agreement for the period from and including July 1, 2021 to the Closing Date and any other amounts payable with respect to the Facility B Credit shall have been paid or be paid out of the proceeds of the initial Advance under Facility A Credit;

13.1.7	all amounts due and payable on or before the initial Advance by the Borrower pursuant to this Agreement and the other Loan Documents, including reasonable out of pocket costs, work fees and reasonable legal fees of the Administrative Agent and the Lenders (including reasonable legal fees of Lenders’ Counsel), shall have been paid or be paid out of the proceeds of the initial Advance under Facility A Credit; and

13.1.8	receipt by each Lender of a five-year consolidated financial forecast of the Canadian Borrower.

13.2	Conditions Precedent to each Advance

The obligation of each Lender to make each Advance (including the initial Advance), each Conversion Advance and each Rollover Advance and of the Issuing Bank to issue each Letter of Credit (including the first Letter of Credit) is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Administrative Agent:

13.2.1	the Administrative Agent shall have received, as applicable, a Notice of Borrowing prior to the Drawdown Date as required in Section 3.2, Section 5.2 or Section 6.2, as applicable, or a Notice of Conversion prior to the Conversion Date as required in Section 3.8, Section 5.6 or Section 6.6, as applicable, or a Notice of Rollover prior to the Rollover Date as required in Section ~~8.14~~8.12, Section ~~10.2~~  8.13 or Section ~~10.3~~8.14, as applicable, or a Letter of Credit Application as required in Section 11.7.1; and

13.2.2	on the date of each such Advance, Conversion Advance, Rollover Advance or the issuance of such Letter of Credit, as applicable, the following statements shall be true to the satisfaction of the Administrative Agent (and the acceptance by the Borrower of the proceeds of such Advance or Conversion Advance or Rollover Advance or the issuance of such Letter of Credit, as applicable, shall be deemed to constitute a representation and warranty by the Borrower that on the date of such Advance or issuance of the Letter of Credit, as applicable, such statements are true):

13.2.2.1	the representations and warranties contained in ARTICLE 2, subject to any revision or update to Schedules to be made pursuant to Section 14.1.2.8 (but without waiving the obligation of the Borrower pursuant to the Agreement to give prompt notice to the Administrative Agent of certain changes which will have to be subsequently reflected in revisions or updates to Schedules pursuant to Section 14.1.2.8) and, except the representations and warranties of Section 2.1.16 (which shall be read as if they referred to the most recent financial statements delivered by the Borrower to the Administrative Agent pursuant to Section 14.1.2), are true and correct in all material respects (except to the extent such representations and warranties are already qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of the date of such Advance, Conversion Advance, Rollover Advance or issuance of the Letter of Credit, as applicable, as though made on and as of such date; and

13.2.2.2	no event has occurred and is continuing, or would result from such Advance, Conversion Advance, Rollover Advance or Letter of Credit, as applicable, which constitutes a Default or an Event of Default, or, in connection with an Advance requested to fund a Limited Condition Transaction, subject to Section 1.15, on the date on which the definitive agreement governing the relevant Permitted Acquisition is executed, immediately before and immediately after giving pro forma effect to such Permitted Acquisition (including any Indebtedness of the Person or the Assets to be acquired and any incurrence, assumption or repayment of Indebtedness or Liens which is reasonably expected to occur in connection with the closing of the Limited Condition Transaction and the use of proceeds thereof), no Default or Event of Default shall have occurred and be continuing and on the date of the Advance funding the relevant Acquisition, no Event of Default pursuant to Section 16.1.1, Section 16.1.2 or Section 16.1.8 has occurred and is continuing or would result from such Advance.

13.3	Waiver

The terms and conditions of Sections 13.1 to 13.2 are inserted for the sole benefit of the Lenders and may be waived by the Administrative Agent on instruction from the unanimous Lenders in whole or in part, with or without terms or conditions, in respect of any Advance, Conversion Advance, Rollover Advance or Letter of Credit, as applicable, without prejudicing the right of the Lenders to assert these terms and conditions in whole or in part in respect of any other Advance, Conversion Advance, Rollover Advance or Letter of Credit, as applicable.

ARTICLE 14

COVENANTS

14.1	Affirmative Covenants

So long as any amount owing under this Agreement or the other Loan Documents remains unpaid or the Swingline Lender has any obligation under this Agreement or any Lender has any Commitment under this Agreement, and unless consent is given in accordance with Section 24.3, each Obligor covenants and agrees and the Canadian Borrower shall cause each of its Restricted Subsidiaries to:

14.1.1	Duly Pay and Perform: It will duly and punctually pay all sums of money due by it under the terms of this Agreement, the other Loan Documents or otherwise at the times and places and in the manner provided for by this Agreement, the other Loan Documents or any other applicable agreement and shall duly and punctually perform and observe all other obligations on its part to be performed or observed hereunder or thereunder at the times and in the manner provided for herein or therein;

14.1.2	Financial and Other Information: It will furnish or cause to be furnished to the Administrative Agent by electronic means for distribution to each Lender:

14.1.2.1	Notice of Default: As soon as possible and in any event within five (5) Banking Days after the occurrence of each Event of Default or becoming aware of each event which constitutes a Default, a statement of a Responsible Officer of the relevant Obligor setting forth details of such Event of Default or Default and the action which such Obligor proposes to take with respect thereto;

14.1.2.2	Financial Statements for the Canadian Borrower.

14.1.2.2.1	Quarterly Financial Statements: On the earlier of (i) the date of filing with the SEC or any other securities regulatory authority and (ii) forty-five (45) days after the close of each quarterly accounting period in each fiscal year of the Canadian Borrower, the unaudited in-house consolidated financial statements for such quarterly period (including a breakdown by business line) subject to normal year-end auditing adjustments;

14.1.2.2.2	Annual Consolidated Financial Statements: On the earlier of (i) the date of filing with the SEC or any other securities regulatory authority and (ii) one hundred and twenty (120) days after the end of each fiscal year of the Canadian Borrower, the audited consolidated financial statements and related management discussion and analysis for such fiscal year, setting forth in comparative form the figures and as at the end of and for the previous fiscal year, are accompanied by an by an audit report of the Auditors, which report shall include an opinion of the Auditors, which opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (other than solely as a result of the impending maturity of any Loan or Commitment);

14.1.2.2.3	The obligations in Sections 14.1.2.2.1 and 14.1.2.2.2 may be satisfied with respect to financial information of the Canadian Borrower and its Subsidiaries by (i) the Canadian Borrower’s Form 10-Q or 10- K, as applicable, filed with the SEC at the time of filing with the SEC or (ii) the Canadian Borrower's quarterly and annual financial statements, as applicable, filed in accordance with applicable Canadian securities laws, at the time of filing on the System for Electronic Document Analysis and Retrieval; provided that, to the extent such information is in lieu of information required to be provided under Section 14.1.2.2.2, such materials are accompanied by an by an audit report of the Auditors, which report shall include an opinion of the Auditors, which opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (other than solely as a result of the impending maturity of any Loan or Commitment);

14.1.2.3	Quarterly Officer’s Certificate: At each time financial statements are delivered pursuant to Section 14.1.2.2.1, 14.1.2.2.2 or 14.1.2.2.3, a certificate of a Responsible Officer of the Canadian Borrower acceptable to the Administrative Agent and in substantially the form of Schedule 14.1.2.3;

14.1.2.4	Quarterly Financial Ratio Calculations: At each time financial statements are delivered or made available pursuant to Section 14.1.2.2.1, 14.1.2.2.2 or 14.1.2.2.3, the certificate delivered pursuant to Section 14.1.2.3 shall set forth reasonably detailed calculations of the Adjusted EBITDA for the rolling four-quarter period ending on the fiscal quarter for which such certificate is being delivered, a calculation of the Leverage Ratio and the Interest Coverage Ratio as at the last day of the fiscal quarter for which such certificate is being delivered;

14.1.2.5	Pro Forma Adjustment and Management’s Discussion: At each time financial statements are delivered or made available pursuant to Section 14.1.2.2.1, 14.1.2.2.2 or 14.1.2.2.3, to the extent delivered under the Term Loan Agreement and at such time as required to be delivered under the Term Loan Agreement, (a) an internally prepared management summary of pro forma adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements; and (b) a management’s discussion and analysis;

14.1.2.6	Annual Financial Forecast: No later than one hundred and twenty (120) days following each fiscal year end of the Canadian Borrower, the annual financial forecast of the Canadian Borrower and its Subsidiaries in form acceptable to the Administrative Agent, including financial projections on a quarterly basis for the coming year, income statement, balance sheet, cash flow statement, capital expenditure budget, detailed list of assumptions and projected compliance ratios, and from time to time as mutually agreed to between the Canadian Borrower and the Administrative Agent, amendments and updates thereto;

14.1.2.7	Material Adverse Effect: As soon as possible, and in any event within five (5) Business Days of a Responsible Officer of an Obligor becomes aware of it, written notice of any change or effect which has or could have a Material Adverse Effect, accompanied with all reasonable details thereof;

14.1.2.8	Revision or Update to Schedules: Should any of the information or disclosures provided on any of the Schedules in relation to a representation that is not only expressed as of a specific date become outdated or incorrect in any material respect during any fiscal quarter, and such information or disclosures has not otherwise been supplemented in perfection certificates delivered to the Administrative Agent in relation to any Restricted Subsidiaries that are the subject of Permitted Acquisitions such that with the information provided in such perfection certificates, the information and disclosures are collectively not outdated or incorrect in any material respect, within thirty (30) days of the end of such quarter, such revisions or updates to such Schedule(s) as may be necessary or appropriate to up-date or correct such Schedule(s);

14.1.2.9	Notice of Litigation, Etc.: As soon as possible, and in any event within five (5) Business Days after any Obligor has received notice of the commencement thereof, written notice of any litigation, proceeding or dispute affecting any of the Obligors or their respective property before any court, tribunal, commission or other administrative agency which could reasonably be expected to result in a potential liability in excess of US$25,000,000 or have a Material Adverse Effect; from time to time, each Obligor shall provide all reasonable information requested by the Administrative Agent concerning the status of any such litigation, proceeding or dispute;

14.1.2.10	Notices from Ministry of Environment: As soon as possible, and in any event within five (5) Business Days after any Obligor has received notice of same, written notice of any update, notice or other correspondence received from any Ministry of Environment pertaining to compliance with all Environmental Laws if such update, notice or other correspondence could reasonably be expected to result in a potential liability in excess of US$25,000,000 or have a Material Adverse Effect; from time to time, each Obligor shall provide all reasonable information requested by the Administrative Agent concerning the status of any such documentation;

14.1.2.11	Notice of Lien: As soon as possible, and in any event, within five (5) days of acquiring knowledge that a material Lien exists against the Assets of the Obligors or any one thereof that is not a Permitted Lien;

14.1.2.12	Notice of Restricted Subsidiaries: Together with the delivery of the officer’s certificate delivered pursuant to Section 14.1.2.2.3 with respect to the financial statements referred to in Section 14.1.2.2.2 a list of each Subsidiary of the Canadian Borrower that identifies each Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary as of the date of delivery of such certificate or a confirmation that there is no change in such information since the later of the Closing Date and the date of the last such list or other disclosure of such information to the Administrative Agent;

14.1.2.13	Information Provided to Other Creditors: Promptly after the furnishing thereof, copies of any material statements or material reports (that are not otherwise furnished hereunder to the Administrative Agent) furnished to the Term Lenders or the trustee under the High Yield Notes;

14.1.2.14	Financial Management Letters: Promptly upon receipt thereof, copies of any detailed final management letters submitted to the board of directors (or the audit committee of the board of directors) of the Canadian Borrower by the Canadian Borrower’s auditors in connection with the accounts or books of the Canadian Borrower or any Subsidiary or any audit of any of them;

14.1.2.15	Sustainability Projects: With respect to each Sustainability Project:

14.1.2.15.1	No later than the last day of the fiscal quarter during which the Commercial Operations Date occurs, a financial model projecting the Adjusted EBITDA on a quarterly basis for the period commencing on the Commercial Operations Date of such Sustainability Project and ending on the last day of the fourth full fiscal quarter following such Commercial Operations Date (as may be updated or revised from time to time, the “Sustainability Project Forecast”), together with all applicable assumptions and calculations, including historical 12-month pricing, volume assumptions and income statement assumptions;

14.1.2.15.2	As soon as possible, and in any event, within five (5) days of the Commercial Operations Date, a certificate of a Responsible Officer of the Canadian Borrower certifying that commercial operations have been achieved in respect of such Sustainability Project and certifying the Commercial Operations Date;

14.1.2.15.3	Upon receipt by the Canadian Borrower or applicable Restricted Subsidiary of such information from the applicable Sustainability Entity as and when such information is prepared by such Sustainability Entity in the normal course of its business, unaudited and, if available, audited financial statements for such Sustainability Project including an income statement, balance sheet and cash flow statement; and

14.1.2.15.4	At each time financial statements are delivered pursuant to Section 14.1.2.2.1 or 14.1.2.2.2, as applicable, for the immediately preceding fiscal quarter, (i) to the extent the financial statements referred to in Section 14.1.2.15.3 are not available at such time, an internally prepared schedule reasonably detailing the financial information supporting the formulation of Net Income of the applicable Sustainability Entity for such Sustainability Project; (ii) an internally prepared schedule with reasonable detail as to the adjustments made to the Net Income of the Sustainability Entity holding such Sustainability Project to arrive at the Adjusted EBITDA, which adjustments shall be in accordance with this Agreement, provided that this schedule shall only be required to be delivered to the extent that the financial statements delivered to the Administrative Agent pursuant to Sections 14.1.2.2.1 or 14.1.2.2.2, as the case may be, do not include such information and (iii) a certificate of a Responsible Officer of the Canadian Borrower certifying that (x) the aggregage amount of Adjusted EBITDA included for such fiscal quarter for all Sustainability Entities referred to in subsection (ii) of such definition does not exceed 5.0% of the Canadian Borrower’s Adjusted EBITDA for the same period, (y) since the date of the latest Sustainability Project Forecast for such Sustainability Project, there has been no material change to the projected Adjusted EBITDA for such Sustainability Project unless otherwise disclosed to the Administrative Agent pursuant to a revised Sustainability Project Forecast delivered concurrently with and attached to such certificate, and (z) the financial information contained in the most recent Sustainability Project Forecast for such Sustainability Project delivered to the Administrative Agent remains true and complete in all material respects; and

14.1.2.16	Other Information: Such other information respecting the condition or operations, financial or otherwise, of each of the Obligors, as the Administrative Agent may from time to time reasonably request;

14.1.3	Payment of Taxes: It will promptly pay and discharge all lawful and material Taxes assessed against it or imposed upon its income and profits of, or upon any property belonging to it before the same shall become in default, as well as all lawful and material claims for labour, materials and supplies which, if unpaid, might become a Lien other than a Permitted Lien upon such property or any part thereof, provided, however, that it shall not be required to cause to be paid and discharged any such Tax, claims for labour, materials or supplies as long as the amount or validity thereof shall be diligently contested by it in good faith by appropriate proceedings and it shall have set aside on its books and records reserves or provisions with respect thereto that it considers adequate or necessary;

14.1.4	Books and Records: It will keep true and complete books and records and accounts in accordance with Applicable Accounting Principles;

14.1.5	Permit Inspections: It will permit the Administrative Agent, by its representatives and agents, after reasonable notice, to visit or inspect its Assets, including, without limitation, corporate books, computer files and tapes and financial records, to examine and make copies of its books of accounts and other financial records and to discuss its affairs, finances and accounts with, and to be advised as to the same by, their respective senior officers at such reasonable times during normal business hours and intervals as the Administrative Agent may designate and, provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), as agreed with the Canadian Borrower;

14.1.6	Preservation of Existence (Corporate or other) and Related Matters: It will at all times cause to be done all things necessary to preserve and keep in full force and effect its legal existence (corporate or other) and all material rights, franchises, licences and privileges necessary to the conduct of its business; and qualify and remain qualified as a foreign corporation and authorized to do business in each jurisdiction which requires such qualification and authorization, unless failure to do so could not reasonably be expected to have a Material Adverse Effect;

14.1.7	Operation and Maintenance of Properties: It will operate, maintain and preserve in good repair, working order and condition (ordinary wear and tear excepted), all its material Assets necessary for the proper conduct of its business;

14.1.8	Compliance with Laws, including Environmental Laws; Notices: It will, at all times, comply in all material respects with all Applicable Laws, including without limitation, Environmental Laws of any jurisdiction applicable to it or any of its Assets, except where such compliance is being contested in good faith by appropriate legal proceedings diligently pursued or where failing to comply could not reasonably be expected to have a Material Adverse Effect;

14.1.9	Collateral and Guarantee Requirement: It shall be a requirement (the “Collateral and Guarantee Requirement”) from and after the Closing Date, that:

14.1.9.1	the Administrative Agent shall have received each Security Document required to be delivered (i) on the Closing Date including without limitation those Security Documents listed on Schedule 15.1 or (ii) on such other dates as required pursuant to Sections 14.1.9 and 14.1.10 or the Security Documents, duly executed by each Obligor party thereto;

14.1.9.2	all Obligations (for certainty, including the Obligations of the Canadian Borrower under its Guarantee of the Obligations of the US Borrower) shall have been unconditionally guaranteed by (i) the Canadian Borrower (ii) each Restricted Subsidiary of the Canadian Borrower that is not an Excluded Subsidiary (iii) the US Borrower and (iv) any Restricted Subsidiary of the Canadian Borrower that provides a Guarantee in favour of the Term Loan Lenders or is required to be a guarantor pursuant to the provisions of the Term Loan Agreement, provided that no Guarantor will be required to provide a Guarantee of its own direct obligations under (x) any Loan Document or (y) any Permitted Hedging Agreement or Secured Cash Management Agreement to which it is a party as a direct obligor;

14.1.9.3	all Obligations of the US Borrower shall have been unconditionally guaranteed by the Canadian Borrower;

14.1.9.4	on the Closing Date or on such other dates as required pursuant to Sections 14.1.9 or 14.1.10, the Obligations of each Obligor shall have been secured by a first-priority security interest (subject to Permitted Liens) in all Equity Interests of each Restricted Subsidiary that is a Wholly Owned Subsidiary other than (i) any Restricted Subsidiary that is an Immaterial Subsidiary, (ii) any Restricted Subsidiary that is a Special Purpose Financing Vehicle, and (iii) Equity Interests described in clause ~~1.1.124.2~~ 1.1.126.2 of the definition of Excluded Assets;

14.1.9.5	except to the extent otherwise provided hereunder or under any Security Document, and subject to Permitted Liens, the Obligations shall have been secured by a valid and perfected security interest in substantially all tangible and intangible assets of each Obligor (including accounts receivable, inventory, equipment, investment property, contract rights, registered intellectual property (including applications for registered intellectual property, but excluding any “intent-to-use” application for registration of a trademark or service mark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d), or an “Amendment to Allege Use” pursuant to Section 1(c), of the Lanham Act, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such application under applicable federal Applicable Laws), other general intangibles, and solely to the extent required by Section 14.1.10, mortgages on Material Real Property and, in each case, proceeds of the foregoing), in each case, with the priority required by the Security Documents (to the extent such security interest may be perfected by delivering certificated securities and Material Debt Instruments, solely to the extent required by Section 14.1.10, filing any Security Documents in the appropriate filing or land registry office of the county or municipality where the respective mortgaged property is located, filing financing statements under the Uniform Commercial Code or PPSA or making any necessary filings with the United States Patent and Trademark Office or United States Copyright Office or the Canadian Intellectual Property Office);

14.1.9.6	the Administrative Agent shall have received counterparts of Security Documents including a mortgage and other documentation required to be delivered, with respect to each Material Real Property, if any, pursuant to Section 14.1.10 within the time required thereby; and

14.1.9.7	the combined total tangible Assets and Adjusted EBITDA of the Canadian Borrower and Guarantors shall directly represent not less than 85% of the total tangible Assets and Adjusted EBITDA of the Canadian Borrower and its Subsidiaries determined on a consolidated basis (but excluding the tangible Assets and EBITDA of any Joint Venture) (the “Minimum Guarantor Requirement”);

Subject to Section 14.1.9.7, this Section 14.1.9 and the Loan Documents shall not contain any requirements as to, the creation or perfection of pledges of or security interests in, mortgages on, or the obtaining of title insurance, surveys, abstracts or appraisals or taking other actions with respect to, any Excluded Assets. The Administrative Agent may grant extensions of time for the perfection of security interests in or the delivery of the Security Documents and the obtaining of title insurance, surveys and abstracts with respect to particular assets and the delivery of assets (including extensions beyond the Closing Date for the perfection of security interests in the assets of the Obligors) where it reasonably determines, in consultation with the Canadian Borrower, that perfection cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Security Documents.

Notwithstanding anything to the contrary, there shall be no requirement for (and no Default under the Loan Documents shall arise out of the lack of (A) actions in, or required by the Applicable Laws of, any jurisdiction other than the United States (or any state thereof or the District of Columbia) or Canada (or any province thereof) in order to create, perfect or maintain any security interests in any assets (including, without limitation, any intellectual property registered outside the United States or Canada and all real property located outside the United States or Canada) (it being understood that there shall be no security agreements, pledge agreements or similar security documents governed by the Applicable Laws of any jurisdiction outside the United States or Canada) and (B) actions required to be taken to perfect by “control” with respect to any Collateral (other than delivery of certificated securities required to be pledged in accordance with Section 14.1.9.4), including control agreements or similar agreements in respect of any deposit accounts, securities accounts, commodities accounts or other bank accounts except to the extent required by Section ~~14.1.4~~14.1.14;

14.1.10	New Subsidiaries to Guarantee and Give Security: from and after the Closing Date, at the Canadian Borrower’s expense, in accordance with and subject to the terms, conditions, and limitations of Collateral and Guarantee Requirement and any applicable limitation in any Security Document, take all action necessary or reasonably requested by the Administrative Agent to ensure that the Collateral and Guarantee Requirement continues to be satisfied, including, within ninety (90) days (or such longer period as the Administrative Agent may agree to in its reasonable discretion) after the formation, incorporation or acquisition of any new direct or indirect Wholly Owned Material Subsidiary (in each case, other than an Excluded Subsidiary) the designation in accordance with Section ~~14.1.5~~ 14.1.15 of any existing direct or indirect Wholly Owned Material Subsidiary as a Restricted Subsidiary (other than an Excluded Subsidiary) by any Obligor or upon any Wholly Owned Material Subsidiary ceasing to be an Excluded Subsidiary (including formation, incorporation or acquisition pursuant to an Acquisition but to the extent the Subsidiary is created for the purpose of making a Permitted Acquisition, such 90-day period shall commence from the date of closing of the Permitted Acquisition), subject to the First Lien Intercreditor Agreement:

14.1.10.1	the Canadian Borrower shall cause each such Material Subsidiary that is required to become a Guarantor pursuant to the Collateral and Guarantee Requirement to execute and deliver to the Administrative Agent unconditional joint and several guarantees and Security Documents (to the extent applicable) and other Loan Documents together with such other documents reasonably requested by the Administrative Agent consistent with the terms of this Agreement, including an acknowledgement and consent by such Subsidiary to this Agreement and a joinder agreement to become party to this Agreement and, to the extent applicable, security over all Assets of such Subsidiary by way of valid and enforceable first ranking perfected Security Interests for the benefit of the Administrative Agent and the Lenders, subject only to Permitted Liens and such other information as the Administrative Agent shall reasonably request, including without limitation, officer’s certificates, financial statements, title and search reports, resolutions, charter documents, legal opinions and any other documents referred to in Section 13.1, all in form and substance satisfactory to the Lenders;

14.1.10.2	the Canadian Borrower shall cause to be delivered any and all certificates representing Equity Interests (to the extent certificated) that are required to be pledged pursuant to the Collateral and Guarantee Requirement, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank and any instruments evidencing the Indebtedness held by such Subsidiary and required to be pledged pursuant to the Security Documents, endorsed in blank to the Administrative Agent;

14.1.10.3	take whatever action (including the filing of financing statements under the Uniform Commercial Code, PPSA or other Applicable Laws and other applicable registration forms and filing statements, and delivery of stock and other membership interest certificates and powers to the extent certificated) as may be necessary in the reasonable opinion of the Administrative Agent to vest in the Administrative Agent (or in any representative of the Administrative Agent designated by it) valid and perfected (to the extent required by the Collateral and Guarantee Requirement and the Security Documents) Liens required by the Collateral and Guarantee Requirement;

14.1.10.4	in the case of Material Real Property, within 90 days after the date of the applicable formation, incorporation or acquisition (or such longer period as the Administrative Agent may agree in its discretion), provide the Administrative Agent with a Mortgage and the other documentation and actions required by Section 15.3;

14.1.10.5	deliver to the Administrative Agent, within (i) ninety (90) days after the formation, incorporation or acquisition of a Material Subsidiary which is formed or incorporated in Canada or the United States or (ii) sixty (60) days after the formation, incorporation or acquisition of a Material Subsidiary which is in formed or incorporated in a jurisdiction other than Canada or the United States, a signed copy of a customary opinion, addressed to the Administrative Agent and the Lenders, of counsel(s) for the Obligors reasonably acceptable to the Administrative Agent as to such matters as the Administrative Agent may reasonably request (and consistent with the matters addressed in the legal opinions delivered on the Closing Date); and

14.1.10.6	if and to the extent the Canadian Borrower elects to cause a Restricted Subsidiary that is not a Material Subsidiary to deliver guarantees and Security Documents (to the extent applicable) and a joinder agreement to become a party to this Agreement by delivering a written notice of such election to the Administrative Agent, the Administrative Agent may dispense with the need for delivery of such additional documents, reports and opinions as it reasonably determines acceptable in the circumstances for such Restricted Subsidiary including the cost and burden of requiring such deliverables outweighing the benefit thereof, provided, however, that if such additional documents, reports and opinions are not delivered, such Restricted Subsidiary shall not be included for purposes of determining whether the Minimum Guarantor Requirement has been satisfied;

14.1.11	~~1.1.1~~Conduct of Business: It will undertake its business: (i) substantially in accordance with the annual financial forecast submitted by the Canadian Borrower to the Administrative Agent in accordance with Section 14.1.2.6 (or otherwise permitted under this Agreement) except where failure to do so would not have a Material Adverse Effect; (ii) substantially as presently conducted (or otherwise permitted under this Agreement); and (iii) in accordance with good business practices;

14.1.12	~~1.1.2~~Use of Proceeds: It will only use the proceeds of the Credit for the purposes mentioned in Sections 3.1.2, 5.1.2~~,~~ and 6.1.2  ~~and 7.1.2~~;

14.1.13	~~1.1.3~~Bank Accounts: (i) it will maintain all its bank accounts that are maintained in Canada or the U.S. with BMO or any other Lender and deposit in such bank accounts at BMO or with any other Lender all proceeds of Collateral and other revenues of any nature whatsoever, except (a) bank accounts with less than US$50,000,000 in the aggregate, (b) bank accounts resulting from a Permitted Acquisition in Canada or the U.S. provided that such bank accounts may be maintained only for a period of twelve (12) months following the Permitted Acquisition and thereafter for an additional six (6) months solely for the purpose of facilitating receipt of customer payments by direct deposits, clearance of cheques drawn on such bank accounts prior to such date and similar transitional purposes and shall deposit amounts to such bank accounts solely to the extent required to satisfy obligations in respect of outstanding cheques drawn on such bank accounts, and (c) such other accounts which are subject to an account control agreement satisfactory to the Administrative Agent or as otherwise approved by the Administrative Agent; provided, however, that it shall deliver to the Administrative Agent, within 90 days (or such longer period as may be agreed by the Administrative Agent) of any Permitted Acquisition where the target maintains bank accounts in Quebec and such accounts located in Quebec are to be continued to be maintained with a financial institution other than BMO, a deposit account control agreement, such agreement to be in form and substance satisfactory to the Administrative Agent, acting reasonably; and (ii) it will, at all times prior to the Facility C Maturity Date, maintain a bank account in the U.S. with BMO denominated in USDollars;

14.1.14	~~1.1.4~~Cash Management: It will at all times maintain its Canadian core Cash Management Services business with the Lenders;

14.1.15	~~1.1.5~~Designation of Subsidiaries. Subject to Section 14.1.9.7, the Canadian Borrower may at any time after the Closing Date designate (or re-designate) any Restricted Subsidiary as an Unrestricted Subsidiary or designate (or re-designate, as the case may be) any Unrestricted Subsidiary as a Restricted Subsidiary; provided that (i) immediately before and after such designation (or re-designation), no Event of Default shall have occurred and be continuing, (ii) no Subsidiary which is, or which is required to be, a “Restricted Subsidiary” under the Term Loan Agreement may be designated as an Unrestricted Subsidiary, and (iii) the investment resulting from the designation of such Subsidiary as an Unrestricted Subsidiary as described in the immediately succeeding sentence is permitted by Section 14.3.15. The designation of any Subsidiary as an Unrestricted Subsidiary shall constitute an investment by the Canadian Borrower therein at the date of designation in an amount equal to the fair market value as determined by the Canadian Borrower in good faith of the Canadian Borrower’s or a Subsidiary’s (as applicable) investment therein. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Indebtedness or Liens of such Subsidiary existing at such time and a return on any investment by the Canadian Borrower or the applicable Subsidiary in Unrestricted Subsidiaries pursuant to the preceding sentence in an amount equal to the fair market value as determined by the Canadian Borrower in good faith at the date of such designation of the Canadian Borrower’s or a Subsidiary’s (as applicable) investment in such Subsidiary.

14.1.16	~~1.1.6~~AML Legislation. The Borrowers acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, anti-corruption, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrowers, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and the Guarantors, and the transactions contemplated hereby.

14.1.16.1	~~1.1.6.1~~The Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or Participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

14.1.16.2	~~1.1.6.2~~The Borrowers agree to cooperate with the Administrative Agent and each Lender and provide them with all information that may be reasonably required in order to fulfil their obligations under AML Legislation. Without limiting the generality of the foregoing, the Borrower agrees to use commercially reasonable efforts to obtain the consent of any of their respective officers, directors and employees whose consent to the disclosure of any such information is required under applicable privacy legislation under Applicable Law.

14.1.16.3	~~1.1.6.3~~Each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of either Borrower or the Guarantors or any authorized signatories of either Borrower or a Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrowers or any Guarantor or any such authorized signatory in doing so.

14.2	Financial Covenants and Cure Action

14.2.1	So long as any amount owing under this Agreement or the other Loan Documents remains unpaid, or the Swingline Lender has any obligation under this Agreement or any Lender has any Commitment under this Agreement, and unless consent is given in accordance with Section 24.3, the Canadian Borrower shall maintain the following ratios on a consolidated basis:

14.2.1.1	Total Net Funded Debt to Adjusted EBITDA: at all times, a Leverage Ratio, determined quarterly on the last day of each fiscal quarter of the Canadian Borrower on the basis of the last four completed fiscal quarters of the Canadian Borrower on such date, (i) for a period of four complete fiscal quarters of the Borrower following completion of a Material Acquisition, equal to or less than 6.0:1, and (ii) at all other times, equal to or less than 5.75:1; and

14.2.1.2	Interest Coverage Ratio: at all times, an Interest Coverage Ratio, determined quarterly on the last day of each fiscal quarter of the Canadian Borrower on the basis of the last four completed fiscal quarters of the Canadian Borrower on such date, equal to or greater than 3.0:1.

The Administrative Agent and the Lenders shall verify such ratios as of the end of each fiscal quarter of the Canadian Borrower at the time of delivery of the certificate required to be delivered pursuant to Section 14.1.2.2.3 and in accordance with Applicable Accounting Principles, and within 10 Business Days of any written request therefor by the Administrative Agent.

14.2.2	In the event of any Event of Default of the financial covenant set forth in Section 14.2.1 (the “Financial Covenants”), any proceeds from the issuance of equity received from the shareholders of the Canadian Borrower within ten (10) Business Days of the Canadian Borrower being required to deliver the financial statements as provided for in Section 14.1.2.2.2 and Section 14.1.2.2 will, at the written request of the Canadian Borrower, be included in the calculation of Adjusted EBITDA solely for the purposes of determining compliance with such Financial Covenants at the end of the applicable fiscal quarter and any subsequent period that includes such fiscal quarter (any such equity contribution, a “Cure Action”); provided that:

14.2.2.1	the amount of any Cure Action and the use of proceeds therefrom will be no greater than the amount required to cause the Canadian Borrower to be in compliance with the Financial Covenants;

14.2.2.2	all Cure Actions and the use of proceeds therefrom will be disregarded for all other purposes under the Loan Documents (including, to the extent applicable, calculating Adjusted EBITDA for purposes of determining basket levels and other items governed by reference to Adjusted EBITDA or that include Adjusted EBITDA in the determination thereof in any respect);

14.2.2.3	(i) there shall be no more than four (4) Cure Actions made during the term of this Agreement, (ii) a Cure Action may not be made more than twice in any four fiscal quarter period; and (iii) the proceeds of all Cure Actions must be actually received by the Canadian Borrower; and

14.2.2.4	to the extent that the Canadian Borrower has applied the aggregate proceeds of a Cure Action to repay the Facility A Credit, the Facility C Credit and the Facility D Credit (which repayment shall be made proportionately in accordance with the principal amount outstanding under the Facility A Credit (excluding Facility A Letters of Credit), the Facility C Credit and the Facility D Credit at the time of such repayment), or a portion thereof (a “Repayment”), such Repayment shall be ignored for purposes of determining the amount of Debt of the Obligors for purposes of calculating the Financial Covenants set forth in Section 14.2.1 until such time that the Cure Action ceases to be included in the calculation of Adjusted EBITDA pursuant to the provisions of this Section 14.2.2.

The Canadian Borrower shall provide notice to the Administrative Agent of its intention to cause to be made a Cure Action prior to the date the financial statements are required to be delivered pursuant to Section 14.1.2.2.2 and Section 14.1.2.2. If, after giving effect to the recalculations set forth in this Section 14.2.2, the Canadian Borrower shall then be in compliance with the Financial Covenants, the Canadian Borrower shall be deemed to have satisfied the requirements of the Financial Covenants and the applicable breach or default of the Financial Covenants that had occurred shall be deemed cured for the purposes of this Agreement. Nothing contained herein shall be interpreted to restrict the Administrative Agent and the Lenders from accelerating the Obligations following the occurrence and during the continuance of an Event of Default pursuant to Section 16.1.4 as a result of the occurrence of any Event of Default other than in respect of the Financial Covenant that is addressed as a consequence of a Cure Action being made.

14.3	Negative Covenants

So long as any amount owing under this Agreement or the other Loan Documents remains unpaid or the Swingline Lender has any obligation under this Agreement or any Lender has any Commitment under this Agreement and, unless consent is given in accordance with Section 24.3, the Obligors shall not and the Canadian Borrower shall cause its Restricted Subsidiaries not to:

14.3.1	Indebtedness: Create, incur, assume or suffer to exist any Indebtedness except for:

14.3.1.1	its Obligations;

14.3.1.2	Indebtedness outstanding on the date hereof and listed on Schedule 2.1.25 and, except as otherwise set forth therein, any refinancings, refundings, renewals, extensions or extensions thereof, which may include any increases thereof so long as, in each case, such increase is permitted pursuant to and included in calculating the amount of Indebtedness permitted under Section 14.3.1.3; provided that (i) except as provided above, the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and (ii) the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favourable in any material respect to the Canadian Borrower or the Lenders than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed then applicable market interest rate;

14.3.1.3	Indebtedness in respect of Financial Lease Obligations and Purchase Money Mortgage obligations for fixed or capital assets of the Canadian Borrower and its Restricted Subsidiaries within the limitations set forth in Sections ~~1.1.265.11~~ 1.1.259.11 and ~~1.1.276~~  1.1.271 (collectively “PMSI Indebtedness”), whether now existing or hereafter incurred, provided that such Indebtedness is: (i) incurred substantially concurrently with, or no later than two hundred and seventy (270) days after, the applicable acquisition, lease, construction, repair, replacement or improvement; and (ii) in an aggregate amount not to exceed the greater of (a) C$145,000,000 at any time, and (b) 5% of Consolidated Total Assets of the Canadian Borrower, determined at the time of incurrence of such PMSI Indebtedness;

14.3.1.4	Indebtedness in respect of Other Leases;

14.3.1.5	indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with Permitted Acquisitions or permitted dispositions of Equity Interests or assets of the Canadian Borrower and its Restricted Subsidiaries; provided that the maximum aggregate liability in respect of all such obligations shall at no time exceed the gross proceeds, including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received or paid and without giving effect to any subsequent changes in value) actually received or paid by the Canadian Borrower and its Restricted Subsidiaries in connection with such Permitted Acquisition or disposition;

14.3.1.6	obligations (including in respect of letters of credit, bank guarantees, bankers’ acceptances, warehouse receipts or similar instruments) in respect of bids, tenders, trade contracts, governmental contracts and leases, statutory obligations, surety, stay, customs, bid, and appeal bonds, performance and return of money bonds, performance and completion guarantees, agreements with utilities and other obligations of a like nature (including those to secure health, safety, environmental, insurance or self-insurance obligations) provided by or issued on behalf of the Canadian Borrower and its Restricted Subsidiaries, or by or on behalf of any Person that is the subject of a Permitted Acquisition, obtained by the Canadian Borrower and its Restricted Subsidiaries or such Person in the ordinary course of business;

14.3.1.7	Indebtedness arising from the honouring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five (5) Business Days following its incurrence;

14.3.1.8	unsecured Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

14.3.1.9	Indebtedness representing deferred compensation to employees of the Canadian Borrower or any of its Restricted Subsidiaries incurred in the ordinary course of business consistent with past practices and approved by the compensation committee of the board of directors of the Canadian Borrower;

14.3.1.10	solely with respect to the mortgages granted by the Canadian Borrower and its Restricted Subsidiaries, guarantees arising under indemnity agreements to title insurers to cause such title insurer to issue to Administrative Agent mortgagee title insurance policies;

14.3.1.11	Guarantees of the Canadian Borrower and any of its Restricted Subsidiaries in respect of Indebtedness and other obligations of the Canadian Borrower and its Restricted Subsidiaries otherwise permitted hereunder;

14.3.1.12	unsecured Indebtedness (i) owing by any Obligor to any other Obligor, (ii) owing by a Restricted Subsidiary that is not an Obligor to another Restricted Subsidiary that is not an Obligor, or (iii) owing by Restricted Subsidiaries that are not Obligors to Obligors in an aggregate principal amount at any time outstanding under this Section 14.3.1.12(iii) and when aggregated with investments in Restricted Subsidiaries which are not Obligors in accordance with Section 14.3.15.3 not to exceed, in the aggregate at any one time outstanding, the greater of (a) C$40,000,000, and (b) and 1.2% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis);

14.3.1.13	accounts payable in the ordinary course of business;

14.3.1.14	Indebtedness in respect of (A) Subordinated Debt (including Seller Subordinated Debt not to exceed at any time the amount of C$5,000,000), and (B) High Yield Notes and the Guarantees in respect thereof by any Obligor, and (C) any other unsecured Indebtedness (whether Subordinated Debt, pursuant to a high yield notes offering or otherwise constituting unsecured Indebtedness);

14.3.1.15	secured and unsecured Indebtedness of Restricted Subsidiaries acquired pursuant to a Permitted Acquisition which Indebtedness existed prior to it becoming a Restricted Subsidiary or prior to a Restricted Subsidiary acquiring the Assets which are the subject of a Permitted Acquisition and, in each case, which was not created or incurred in contemplation of the Permitted Acquisition;

14.3.1.16	Indebtedness incurred in respect of obligations to pay the purchase price, or any portion thereof, for a Permitted Acquisition to the relevant vendor, which Indebtedness may be secured solely by a Lien against all or any portion of the shares or assets purchased from such vendor;

14.3.1.17	Indebtedness of Restricted Subsidiaries which are not Guarantors, provided that the aggregate amount of such Indebtedness does not exceed, at any time, an amount equal to 5.0% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis); and, in each case, such Indebtedness is not guaranteed by any Obligor and, to the extent such Indebtedness is secured, the security therefor is solely against the assets of such Restricted Subsidiaries;

14.3.1.18	Indebtedness under the Term Loan (i) in the amount initially advanced on the date hereof; and (ii) any increase in the principal amount thereof subsequent to the date hereof; provided in either case that such Indebtedness is subject to the First Lien Intercreditor Agreement or any replacement inter-creditor agreement upon substantially the same terms and conditions acceptable to the Administrative Agent acting reasonably, in connection with any refinancing, replacement or restructuring of the Term Loan for all or any portion of the Indebtedness under the Term Loan;

14.3.1.19	to the extent any such transaction constitutes Indebtedness, any investment permitted by Section 14.3.15;

14.3.1.20	Permitted Hedging Agreement Obligations and obligations pursuant to Secured Cash Management Agreements and Bank Product Debt;

14.3.1.21	unsecured daylight loans incurred for corporate planning purposes provided such loans are funded through accounts held solely with the Administrative Agent and are repaid on the same day as the advance of such loans;

14.3.1.22	Indebtedness consisting of the financing of insurance premiums in an amount not to exceed, at any time outstanding since the Closing Date, the greater of: (a) C$30,000,000, and (b) 1.0% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis);

14.3.1.23	Indebtedness of a Special Purpose Finance Subsidiary (to the extent such Subsidiary is not an Unrestricted Subsidiary) to the Receivables Financiers arising under or incidental to the Permitted Receivables Facilities; and to the extent that any purported sale, transfer or contribution of Permitted Securitization Transferred Assets from the Canadian Borrower or any other Obligor to a Special Purpose Finance Subsidiary shall ever be deemed not to constitute a true sale, any Indebtedness of the Canadian Borrower and its Subsidiaries to the applicable Special Purpose Finance Subsidiary arising therefrom; provided that to the extent that the incurrence of such Indebtedness results in any mandatory repayment, redemption or repurchase by the Canadian Borrower or any other Obligor of the Term Loan or any other Indebtedness that is secured on a pari passu basis (but without regard to control of remedies) with the Obligations pursuant to the terms of the documentation governing or evidencing such Indebtedness (such Indebtedness required to be repaid, redeemed or repurchased or offered to be so repurchased, “Other Applicable Indebtedness”) with the net proceeds of such Indebtedness, the Canadian Borrower shall make a prepayment of the outstanding principal amount of the Loans on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Loans and Other Applicable Indebtedness at such time; provided further that the portion of such net proceeds of the Indebtedness (after deduction of out-of-pocket fees and expenses, if any, applicable to the incurrence of such Indebtedness) allocated to the Other Applicable Indebtedness shall not exceed the amount of such net proceeds required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof;

14.3.1.24	Guarantees given by the Canadian Borrower or another Obligor that are contemplated by and in compliance with the definition of Permitted Receivables Facilities in connection therewith; and

14.3.1.25	any other secured Indebtedness, provided that (i) such secured Indebtedness shall be subject to an intercreditor agreement satisfactory to the Administrative Agent, acting reasonably and (ii) if the documentation relating to such other secured Indebtedness has any additional financial covenants or affirmative or restrictive covenants which make the terms of such other secured Indebtedness more favourable to the lenders thereunder than the corresponding financial covenant or affirmative or restrictive covenant set forth in this Agreement, then the Borrowers shall agree to make comparable amendments to this Agreement if so requested by the Lenders;

in each case provided that the creation, incurring or assumption by it of any such Indebtedness, or its existence, does not constitute a Default or an Event of Default under any other provision of this Agreement, no Default or Event of Default has occurred and is continuing or would occur immediately after giving effect to such Indebtedness, and provided further that provided that, in relation to Sections 14.3.1.14, 14.3.1.15, 14.3.1.16, 14.3.1.17, 14.3.1.18(ii), 14.3.1.19, 14.3.1.22 and 14.3.1.25 after giving effect to the creation, incurrence or assumption of such Indebtedness the ratio of Net Funded Secured Debt to Adjusted EBITDA shall be equal to or less than 5.0:1.0 (the “Designated Financial Test”);

14.3.2	Liens: Create, incur, assume or suffer to exist any Lien on any of its Assets other than Permitted Liens;

14.3.3	Mergers, Etc.: Enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, winding-up, merger, transfer, sale, lease or otherwise) whereby all or any substantial part of its undertaking or Assets would become the property of any other Person or, in the case of any such amalgamation, arrangement or merger, of the continuing corporation resulting therefrom; provided, however (i) an Obligor may amalgamate or merge with, or sell or transfer all or a substantial part of its undertaking to, or be liquidated into, (A) another Obligor, (B) a Subsidiary acquired as part of a Permitted Acquisition within 91 days thereof, and (ii) a Restricted Subsidiary that is not an Obligor may amalgamate with or merge or be liquidated or wound up into an Obligor or sell or transfer all or a substantial part of its undertaking to an Obligor, (all such transactions being referred to herein as an amalgamation or merger) in each case if:

14.3.3.1	no Default or Event of Default which has not been waived or cured as provided in this Agreement exists immediately prior to, or would exist upon effecting, such transaction;

14.3.3.2	unless otherwise agreed by the Administrative Agent, within ten (10) Business Days following such amalgamation or merger, each Person resulting from such amalgamation shall have effected such registrations as are reasonably necessary or desirable to create, preserve or protect valid and effective first-ranking Security Interests securing the Obligations for the benefit of the Administrative Agent and the Lenders on all the Assets of the Person resulting from the amalgamation or merger or the purchaser or transferee, subject to Permitted Liens, all in form and substance satisfactory to the Administrative Agent; provided, however, that to the extent such filing is not mandatory or a required filing for perfection, it shall be made within a reasonably practicable time period following such amalgamation or merger and in any event within 90 days following such amalgamation or merger;

14.3.3.3	where any such amalgamation or merger relates to (i) any Obligors organized under the laws of Canada or a province or territory thereof or (ii) any other Obligor merging or amalgamating with a Person that was not an Obligor prior to such amalgamation or merger (such Person, a “Non-Obligor Merger Party”) and the Person resulting or surviving from such amalgamation or merger is the Non-Obligor Merger Party, then, in either case, no later than January 31st of each calendar year, each Person resulting from any such amalgamation or merger shall have expressly assumed in writing in favour of the Administrative Agent and the Lenders all the Obligations of the predecessor corporations and shall have executed, signed and delivered all deeds and documents, and done such other acts and things as, in the opinion of the Administrative Agent, are reasonably necessary or desirable to continue the creation, preservation or protection of the valid and effective first-ranking Security Interests securing the Obligations for the benefit of the Administrative Agent and the Lenders on all the Assets of the Person resulting from the amalgamation, subject to Permitted Liens, all in form and substance satisfactory to the Administrative Agent; and

14.3.3.4	no later than January 31st of each calendar year, the Administrative Agent shall have received (i) the results of Lien searches of all filings, registrations or recordings as contemplated by Section 13.1.1.12 or with respect to all the Assets (other than real property) of the Obligors involved in an amalgamation or merger in the prior calendar year, and (ii) favourable opinions of counsel to each Person resulting from any such amalgamation or merger in the prior calendar year for any Obligor that is the continuing Person from such amalgamation or merger and is a Material Subsidiary or is the Canadian Borrower, in the form and substance reasonably acceptable to the Administrative Agent; provided, however, that if any Person involved in such amalgamation or merger is incorporated or organized in a jurisdiction other than Canada or the United States, such Lien searches and opinions shall be delivered to the Administrative Agent within ten (10) Business Days following such amalgamation or merger;

and a Restricted Subsidiary that is not an Obligor may amalgamate or merge with or sell or transfer all or sell a substantial part of its undertaking to or be liquidated or wound up into another Restricted Subsidiary that is not an Obligor;

14.3.4	Disposal of Assets Generally: Sell, exchange, lease, release or abandon or otherwise Dispose of any of its Assets to any Person, other than:

14.3.4.1	sales of Assets for a maximum aggregate fair market value not in excess of 12.5% of the value of the Consolidated Total Assets (determined as of the date on which the definitive agreement governing the relevant Disposition is executed) in any fiscal year of the Canadian Borrower, provided that net cash proceeds of such sales are reinvested in the business of the Obligors within 365 days of the sales (which reinvestment may include making Permitted Acquisitions and repayment of Indebtedness with such proceeds completed within such time period);

14.3.4.2	sales of Assets in the ordinary course of business;

14.3.4.3	any bona fide sales, transfers or Dispositions of Assets, other than accounts receivable and marketable securities referred to in Section 14.3.4.4, at fair market value;

14.3.4.4	any sale, transfer or other Disposition by it in the ordinary course of its business of marketable securities which are current assets of it;

14.3.4.5	Dispositions of obsolete, abandoned, or worn out or no longer useful property, whether now owned or hereafter acquired, in the ordinary course of business;

14.3.4.6	Dispositions of equipment or real property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;

14.3.4.7	Dispositions of property by the Canadian Borrower or a Restricted Subsidiary to the Canadian Borrower or another Restricted Subsidiary provided that if the Disposition is by an Obligor to a Restricted Subsidiary who is not an Obligor either (a) the Person to whom the Disposition is made must become an Obligor within thirty (30) days of such Disposition, or (b) the Disposition of Assets for all such Dispositions of Assets in any financial year in the aggregate does not exceed C$10,000,000;

14.3.4.8	to the extent otherwise permitted hereunder, an issuance of Equity Interests by the Canadian Borrower or by a Restricted Subsidiary to the Canadian Borrower or another Restricted Subsidiary provided that if the issuance is by a Restricted Subsidiary that is not an Obligor to an Obligor, it is an investment permitted by Section 14.3.15.3 by an Obligor;

14.3.4.9	the unwinding of any Permitted Hedging Agreement in the ordinary course of business;

14.3.4.10	to the extent any such transaction constitutes a Disposition, any investment otherwise permitted under Section 14.3.15;

14.3.4.11	to the extent any such transaction constitutes a Disposition, the granting of a Security Interest by any Obligor permitted hereunder;

14.3.4.12	the sale of Equity Interests or Indebtedness or other securities of an Unrestricted Subsidiary and Dispositions of investments in Joint Ventures and non-Wholly Owned Subsidiaries to the extent required by or made pursuant to customary buy-sell arrangements between the joint venture partner or similar parties set forth in joint venture arrangements or similar binding arrangements;

14.3.4.13	any Disposition of Assets of the Borrower or any Restricted Subsidiary or sale or issuance of Equity Interests of any Restricted Subsidiary, which Assets or Equity Interests so Disposed have an aggregate fair market value (as determined in good faith by the Borrower) not in excess of 5.0% of the value of the Consolidated Total Assets (determined as of the date on which the definitive agreement governing the relevant Disposition is executed) in any fiscal year of the Canadian Borrower; and

14.3.4.14	Dispositions of Permitted Securitization Transferred Assets pursuant to any Permitted Receivables Facility, provided that (i) to the extent that such Disposition results in any mandatory repayment, redemption or repurchase by the Canadian Borrower or any Obligor of Other Applicable Indebtedness, the Canadian Borrower shall make a prepayment of the outstanding principal amount of the Loans on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Loans and Other Applicable Indebtedness at such time; provided that the portion of the net proceeds of any Disposition permitted hereunder (after deduction of out-of-pocket fees and expenses and Taxes, if applicable, to such Disposition) allocated to the Other Applicable Indebtedness shall not exceed the amount of such net proceeds required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof;; and (ii) the Canadian Borrower or an Obligor shall receive net proceeds in the form of Cash or Cash Equivalents representing at least 75% of the value of the Permitted Securitization Transferred Assets as consideration for the sale, conveyance or other contribution thereof to the Special Purpose Finance Subsidiary.

14.3.5	Lease-Backs: Enter into any arrangements, directly or indirectly, with any Person, whereby it shall sell or transfer any real property, whether now owned or hereafter acquired, used or useful in the business carried on by it, in connection with the rental or lease of the property so sold or transferred or of other property for substantially the same purpose or purposes as the property so sold or transferred, except if (i) such real properties so sold or transferred have an aggregate fair market value (as determined in good faith by the Borrower) not in excess of 7.5% of the value of the Consolidated Total Assets (determined as of the date on which the definitive agreement governing the relevant sale or transfer is executed) in any fiscal year of the Canadian Borrower, and (ii) the proceeds of such sale or transfer are used to repay the principal amount outstanding ~~firstly under Facility E and thereafter~~ under Facility A (subject to any mandatory prepayment requirements under the Term Loan Agreement);

14.3.6	Change in Business: Make any material change in the nature of the business heretofore and presently being carried on by it, namely environmental services and related business;

14.3.7	Distributions: Declare, make or pay or set aside for payment any dividends upon any of its Equity Interests, or purchase, redeem, retire or otherwise acquire, directly or indirectly, any of its Equity Interests, or make any other Distribution among the holders of its Equity Interests, or to any Affiliates of such holders in the case of management fees, other than (i) payment of Distributions by the Canadian Borrower or a Restricted Subsidiary to an Obligor or by a Restricted Subsidiary who is not an Obligor to another Restricted Subsidiary that is not an Obligor and, in any fiscal year, (ii) payment of Distributions payable solely in the common stock of the Canadian Borrower and the Restricted Subsidiaries, (iii) purchase, redemption or other acquisition of Equity Interests issued by it with the proceeds received from the substantially concurrent issue of new shares of its common stock or other common Equity Interests, and (iv) Distributions made on or after the Closing Date up to an aggregate amount not exceeding the greater of (A) C$60,000,000 and (B) 2.0% of Consolidated Total Assets determined at the time of incurrence or making of such Distribution (calculated on a Pro Forma Basis) plus additional unlimited amounts, provided that immediately after giving effect to any such additional unlimited amounts of Distributions, the ratio of Net Funded Secured Debt to Adjusted EBITDA (calculated on a Pro Forma Basis) as of the last day of the most recently ended fiscal quarter on or prior to the date of determination is less than or equal to 5.00:1.00; provided, however, that no Distributions shall be declared, made or paid at any time where any Default or Event of Default shall have occurred and be continuing or shall exist or would result from such Distributions.

14.3.8	Payment of Subordinated Debt: Pay or set aside for payment any principal or interest on account of Subordinated Debt unless specifically permitted under the provisions of the applicable subordination agreement referred to in the definition herein of Subordinated Debt, but under no circumstances if any Default or Event of Default shall have occurred and is continuing or shall exist or would result from such payment.

14.3.9	Transactions with Affiliates, Etc.: Directly or indirectly (x) purchase, acquire or lease any material property from, (y) sell, transfer or lease any material property to, or (z) permit any of its Subsidiaries to purchase, acquire or lease any material property from, or sell, transfer or lease any material property to, any Affiliate of the Canadian Borrower or any other Person not dealing at Arm’s Length with the Canadian Borrower, except for:

14.3.9.1	such purchases, sales, acquisitions, leases and transfers at prices and on terms not less favourable to the Canadian Borrower or the Restricted Subsidiaries, as the case may be, than those which would have been obtained in an Arm’s Length transaction with an Arm’s Length party;

14.3.9.2	financial accommodations for employees in connection with housing loan programs, stock option or purchase plans or other similar employee benefit programs; and

14.3.9.3	purchases, sales, acquisitions, leases and transfers between the Obligors.

Subject to the terms of this Agreement, (i) reasonable and customary directors’ fees and director and officer expense reimbursements, (ii) director and officer indemnification arrangements entered into in the ordinary course of business consistent with past practices and approved by the compensation committee of the board of directors of the Canadian Borrower and (iii) Distributions permitted under Section 14.3.7 shall not be deemed to be transactions with Affiliates of the Canadian Borrower and, therefore, will not be subject to the provisions of the prior paragraph.

14.3.10	Acquisitions: Make, or permit to be made, any acquisition (including by way of amalgamation or merger) of the Assets and business of any Person or acquisitions of any Equity Interests or securities of, or other ownership interests in, any Person which would result in the Canadian Borrower or a Restricted Subsidiary, directly or indirectly, Controlling such Person (an “Acquisition”). Notwithstanding the foregoing, the Canadian Borrower or any of its Restricted Subsidiaries may make an Acquisition in a similar business to that permitted hereunder carried on by the Canadian Borrower and its Restricted Subsidiaries, provided that:

14.3.10.1	the transaction is at Arm’s Length, and does not constitute a hostile takeover;

14.3.10.2	the provisions of Section 14.2 are complied with both before and after the Acquisition;

14.3.10.3	the provisions of Sections 14.1.9 and 14.1.10 are complied with;

14.3.10.4	to the extent the Acquisition is a Material Real Property Acquisition (directly or indirectly), the Administrative Agent shall be satisfied by the environmental due diligence on such real property; and

14.3.10.5	subject to Section 1.15, on the date on which the definitive agreement governing the relevant Acquisition is executed, immediately before and immediately after giving pro forma effect to such Acquisition (including any Indebtedness of the Person or the Assets to be acquired and any incurrence, assumption or repayment of Indebtedness which is reasonably expected to occur in connection with the closing of the Limited Condition Transaction and the use of proceeds thereof), no Default or Event of Default shall have occurred and be continuing and at the time of closing of the relevant Acquisition, no Event of Default pursuant to Section 16.1.1, Section 16.1.2 or Section 16.1.8 has occurred and is continuing or would occur immediately after giving effect to the Acquisition.

14.3.11	Business Outside Certain Jurisdictions: Have its head or registered office outside of a jurisdiction set forth in Schedule 2.1.23 in respect of each Obligor, and for any Canadian Obligor, have any place of business or keep or store any tangible personal property outside of those jurisdictions (or registration districts within such jurisdictions) set forth in Schedule 2.1.23, other than such outside jurisdiction where (i) the book value of the tangible personal property located in such jurisdiction in less than $1,000,000; or (ii) tangible personal property located in such jurisdiction is either of a mobile nature and not permanently stored in such location or is only located therein on a temporary basis not exceeding 30 days, except upon 30 days’ prior written notice thereof to the Administrative Agent and then only if it has done all such acts and things and executed and delivered all such deeds, transfers, assignments and instruments as the Administrative Agent may reasonably require for creating and perfecting a Security Interest for the benefit of the Administrative Agent and the Lenders in the Assets of the Obligors to the satisfaction of the Required Lenders and Lenders’ Counsel;

14.3.12	Fiscal Year: Change or permit to be changed the fiscal year end of the Canadian Borrower;

14.3.13	Change of Control: Permit the US Borrower or any Guarantor to cease being a Wholly Owned, direct or indirect, Subsidiary of the Canadian Borrower save and except that (i) if the Canadian Borrower or any of its Restricted Subsidiaries sells or otherwise Disposes of the Equity Interests of any Guarantor (other than the US Borrower) in a transaction which is permitted under Section 14.3.4 of this Agreement, such Guarantor shall be released as a Guarantor; and (ii) the Canadian Borrower and its Restricted Subsidiaries may permit a Guarantor (other than the US Borrower) or a Restricted Subsidiary to cease being a Wholly Owned Subsidiary pursuant to a Disposition otherwise permitted hereunder provided that the Minimum Guarantor Requirement is met after giving effect to such Disposition;

14.3.14	Amendments to Articles and Bylaws: Make or permit to be made any amendment to its articles and bylaws which would be materially adverse to the Lenders;

14.3.15	Limitations on Investments and Financial Assistance: Provide, or permit any Restricted Subsidiary to provide, directly or indirectly, any financial assistance, including by way of loans, advances, investments (by the acquisition of Equity Interests or otherwise) or other financial assistance (including Guarantees) (each an “Investment”) to any Person outside of the normal course of its business, except for the following, provided that such assistance will not have a material impact on the Canadian Borrower’s or any Restricted Subsidiary’s financial condition and will not result in the occurrence of a Default or Event of Default:

14.3.15.1	Investments by an Obligor in another Obligor;

14.3.15.2	Investments by Restricted Subsidiaries that are not Obligors in other Restricted Subsidiaries that are not Obligors;

14.3.15.3	Investments by Obligors in Restricted Subsidiaries that are not Obligors in an aggregate principal amount at any time outstanding under this Section 14.3.15.3 and when aggregated with Indebtedness of Obligors to Restricted Subsidiaries which are not Obligors in accordance with Section 14.3.1.12 not to exceed an amount equal to 5.0% of Consolidated Total Assets determined at the time of incurrence of such financial assistance (calculated on a Pro Forma Basis);

14.3.15.4	Investments in the form of Permitted Acquisitions permitted under Section 14.3.10;

14.3.15.5	Investments held by the Canadian Borrower or a Restricted Subsidiary in the form of Cash Equivalents or short-term marketable debt securities or in relation to deposits of cash, Cash Equivalents or securities provided to Governmental Authorities as required under Environmental Laws, in the form of municipal bonds;

14.3.15.6	Guarantees permitted under Section 14.3.1;

14.3.15.7	Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

14.3.15.8	Investments in the form of Indebtedness permitted under Section 14.3.1;

14.3.15.9	endorsements of negotiable instruments and documents in the ordinary course of business to the extent such endorsement constitutes an Investment hereunder;

14.3.15.10	Investments in future, present or former officers, directors, members of management, employees and consultants of the Canadian Borrower (or any direct or indirect parent thereof) or any of the Restricted Subsidiaries (i) for reasonable and customary business-related travel, entertainment, relocation, housing and analogous ordinary business purposes or consistent with past practices, (ii) in connection with such Person’s purchase of Equity Interests of the Canadian Borrower (or any direct or indirect parent thereof; provided that, to the extent such Investments are made in cash, the amount of such Investments used to acquire such Equity Interests shall be contributed or paid to the Canadian Borrower in cash) or (iii) for any other purpose in an aggregate principal amount outstanding under this Section 14.3.15.10 not to exceed C$7,500,000 at any time;

14.3.15.11	any Investment by the Borrower or another Obligor in a Special Purpose Finance Subsidiary which, in the judgment of the Borrower, is prudent and reasonably necessary in connection with, or otherwise required by the terms of, any Permitted Receivables Facility, provided that the aggregate outstanding amount of such Investment shall not, at any time, exceed an amount, together with the amount of any credit enhancement that may be provided by the Canadian Borrower or an Obligor contemplated by the definition of “Permitted Receivables Facility”, equal to 25% of the value of the Permitted Securitization Transferred Assets; and

14.3.15.12	other Investments in an aggregate amount, at any time outstanding on a consolidated basis, not to exceed the greater of: (i) C$175,000,000; and (ii) 6.0% of Consolidated Total Assets, determined at the time of such Investment (calculated on a Pro Forma Basis), provided, in each case, that no Default or Event of Default will occur immediately after giving effect to such Investment and after giving effect to such Investment the Obligors are in compliance with the Minimum Guarantor Requirement and Section 14.3.15.3.

14.3.16	High Yield Notes: At any time when a Default or an Event of Default has occurred or is continuing at the time of such redemption or would occur immediately after giving effect to such redemption, make any redemption of the High Yield Notes prior to the Maturity Date.

14.3.17	Amendment of Term Loan: Make any amendment to the provisions of the Term Loan Agreement to provide for additional Subsidiary guarantees, collateral security, financial covenants, affirmative or restrictive covenants or events of default which make the provisions of the Term Loan Agreement more restrictive or more favourable in any material respect to the lenders under the Term Loan Agreement than the corresponding covenant or Event of Default or requirement set forth in this Agreement unless the Canadian Borrower agrees to make comparable amendments to this Agreement and the Loan Documents if so requested by the Lenders.

14.3.18	Burdensome Agreements: Enter into or permit to exist any Contractual Obligation (other than this Agreement or any other Loan Document or the Term Loan Agreement) that limits the ability of (a) any Subsidiary which is not an Obligor to make Distributions to (directly or indirectly) or to make or repay loans or advances to any Obligor or (b) any Obligor to create, incur, assume or suffer to exist Liens on property of such Person for the benefit of the Lenders with respect to any Facility and the Obligations under the Loan Documents; provided that the foregoing clauses (a) and (b) shall not apply to Contractual Obligations that are permitted under the Term Loan Agreement and any Contractual Obligations permitted under the Term Loan Agreement shall also be permitted under this Agreement, notwithstanding if and to the extent that the Term Loan Agreement shall have been terminated in accordance with its terms.

14.4	Insurance

14.4.1	Insurance: In addition to any and all requirements in any Security Documents, each Obligor shall effect and maintain, at its expense, insurance on its Assets of an insurable nature for the full replacement cost thereof against loss or damage by fire, theft, flood, explosion, sprinklers, collision and such other risks (including loss of profit) as are customarily insured against by Persons engaged in businesses similar to that of such Obligor in similar locations with such companies, in such amounts and under policies in such form as shall be satisfactory to the Administrative Agent, and such other insurance as the Administrative Agent may require. Evidence satisfactory to the Administrative Agent of such insurance and all renewals and replacements thereof shall be delivered to the Administrative Agent forthwith on request, together with evidence of payment of all premiums therefor. Each insurance policy shall contain an endorsement, in form and substance acceptable to the Administrative Agent, showing loss under such insurance policy payable to the Administrative Agent, in each case for the benefit of the Lenders. Such endorsement, or an independent instrument furnished to the Administrative Agent, shall contain a standard mortgage clause, shall provide that the insurance company shall endeavour (without liability for failure to do so) to give the Administrative Agent at least thirty (30) days written notice before any such policy of insurance is cancelled or coverage thereunder is reduced and that no act, whether wilful or negligent, or default of any Obligor or any other Person shall affect the right of the Administrative Agent or any Lender to recover under such policy of insurance in case of loss or damage. Each Obligor hereby directs all insurers under such policies of insurance to pay all proceeds payable thereunder directly to the Administrative Agent and the Lenders; provided, however that prior to the occurrence of an Event of Default, payments by the insurer of any claim in excess of C$250,000 shall be made to the joint order of the Administrative Agent and the relevant Obligor and payments of any other claim may be made alone to the relevant Obligor, as the case may be. Each Obligor irrevocably makes, constitutes and appoints the Administrative Agent (and all officers, employees or agents designated by the Administrative Agent) as its true and lawful attorney and mandatary for the purpose of making, settling and adjusting claims under such policies of insurance, endorsing the name of such Obligor on any cheque, draft, instrument or other item of payment for the proceeds of such policies of insurance and making all determinations and decisions with respect to such policies of insurance.

14.4.2	Public Liability: Each Obligor shall effect and maintain, at its expense, such public liability and third party property damage insurance as is customary for Persons engaged in businesses similar to that of such Obligor with such companies and in such amounts, with such deductibles and under policies in the form as shall be satisfactory to the Administrative Agent. Evidence of such insurance and all renewals and replacements thereof shall be delivered to the Administrative Agent on request, together with evidence of payment of all premiums therefor. Each such policy shall provide that the insurance company shall endeavour (without liability for failure to do so) to give the Administrative Agent at least thirty (30) days written notice before any such policy shall be altered or cancelled.

14.4.3	Failure to insure: Should any Obligor at any time or times hereafter fail to obtain or maintain any of the policies of insurance required above or in any of the Security Documents, or to pay any premium in whole or in part relating thereto, then the Administrative Agent, without waiving or releasing any obligation or default by such Obligor hereunder, may (but shall be under no obligation to) obtain and maintain such policies of insurance and pay such premiums and take such other actions with respect thereto as the Administrative Agent deems advisable. All sums disbursed by the Administrative Agent in connection with any such actions, including, without limitation, court costs, expenses, other charges relating thereto and reasonable attorneys’ fees, shall be payable on demand by such Obligor to the Administrative Agent, for its own account and, until paid, shall bear interest at the Canadian Rate if owing in CDollars or the US Base Rate, if owing in USDollars.

14.4.4	Notice of loss: Each Obligor shall promptly give notice to the Administrative Agent of any loss or damage by fire, theft, flood, explosion, sprinklers, collision or otherwise to its assets where the assets affected by such loss or damage are worth more than C$5,000,000.

14.4.5	Application of Insurance Proceeds: So long as no Event of Default shall have occurred and be continuing, (a) each Obligor shall be entitled to make, settle and adjust claims under its policies of insurance and (b) the Administrative Agent agrees that if it receives proceeds of insurance with respect to any damage or loss of Assets it will, at the request of such Obligor, deposit such proceeds to the account of the Canadian Borrower and to be dealt with in accordance with the provisions of this Agreement. Upon the occurrence of an Event of Default and for so long as it is continuing, (a) all proceeds of insurance with respect to any damage to or loss of Collateral shall be paid to the Administrative Agent, to be applied as the Required Lenders may, in their sole discretion, decide, (b) each Obligor shall cooperate with the Administrative Agent in the making, settlement and adjustment of claims and (c) any proceeds of insurance received by any Obligor shall be held by it for the benefit and as mandatary of and in trust for the Administrative Agent and shall be forthwith paid over to the Administrative Agent.

ARTICLE 15

SECURITY DOCUMENTS

15.1	Security Documents

In the event that the Canadian Borrower or any Restricted Subsidiary of the Canadian Borrower provides a Lien against any of its Assets as security for obligations of the Canadian Borrower under the Term Loan Agreement or in accordance with the provisions of the Term Loan Agreement, such Obligor concurrently shall provide an equivalent Lien, ranking pari passu with the Lien in favour of the Term Loan Lenders or their Affiliates, for the benefit of the Secured Parties.

15.2	Applicability of Security Documents

Each of the Security Documents existing or entered into on the date of this Agreement is hereby amended to the extent necessary to (i) provide that each Security Document is entered into for the benefit of the Secured Parties and that the Obligor has entered into the Security Document with or in favour of Bank of Montreal as agent for and on behalf of itself and the Secured Parties, and (ii) exclude from the Collateral (as defined in the applicable Security Document) the Excluded Assets. In the event of a conflict or inconsistency between the provisions of this Agreement and the provisions of any Security Document, the provisions of this Agreement shall govern. The Canadian Borrower and each of the Guarantors hereby confirms that each of the Guarantees and the Security Documents continues in full force and effect, as amended by this Section 15.2, for the payment and performance when due of all Obligations. Each of the Security Documents is a “Credit Support Document” for purposes of each Permitted Hedging Agreement (other than Permitted Hedging Agreements with lenders that are lenders under the Term Loan Agreement and not Lenders hereunder or Lenders under the Original Credit Agreement) and is security for all of the Obligations, whether now existing or hereafter arising, and the validity of the Guarantees and Security Documents shall not be affected by any termination of this Agreement, any Bank Product or any Permitted Hedging Agreement but shall continue until all Obligations have been fully satisfied and this Agreement, all Loan Documents, all Bank Products provided by Lenders and all Permitted Hedging Agreements have been terminated unless otherwise agreed by the Lenders and Hedge Providers which are parties thereto.

15.3	Security on Material Real Property

15.3.1	Security Documents registered, filed and recorded against Material Real Property shall, unless otherwise agreed by the Administrative Agent, secure an amount of C$2,000,000,000 provided that Security Documents registered, filed and recorded against Material Real Property which has a net book value of less than C$150,000,000 and were registered prior to the date hereof need not be amended to increase the stated amount of the mortgage from that amount recorded as secured as of the date recorded.

15.3.2	In the case of any Material Real Property, in addition to the Security Documents relating to such Material Real Property, the Canadian Borrower shall provide to the Administrative Agent:

15.3.2.1	evidence that counterparts of the relevant Security Documents have been duly executed, acknowledged and delivered and are in form suitable for filing or recording in all filing or recording offices that the Administrative Agent may deem reasonably necessary or desirable in order to create a valid and perfected Lien on such Material Real Property in favor of the Administrative Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent;

15.3.2.2	fully paid American Land Title Association Lender’s Extended Coverage title insurance policies or the equivalent or other form available in each applicable jurisdiction (the “Mortgage Policies”) in form and substance, with customary endorsements available in the applicable jurisdiction and in amount, reasonably acceptable to the Administrative Agent (not to exceed the value (as determined in good faith by the Canadian Borrower) of the real properties covered thereby), issued, coinsured and reinsured by title insurers reasonably acceptable to the Administrative Agent, insuring the Security Documents to be valid subsisting Liens on the real property described therein in the ranking or the priority of which it is expressed to have within the Security Documents, subject only to Permitted Liens, and providing for such other affirmative insurance (including endorsements for future advances under the Loan Documents) and such coinsurance and direct access reinsurance as the Administrative Agent may reasonably request and is available in the applicable jurisdiction at ordinary rates;

15.3.2.3	to the extent reasonably requested by the Administrative Agent, customary legal opinions from local counsel for the Obligors in provinces or states in which such Material Real Property is located, with respect to, without limitation, the enforceability and perfection of the Security Documents and any related fixture filings;

15.3.2.4	as promptly as practicable after the reasonable request therefor by the Administrative Agent, surveys and any then completed Phase I type environmental assessment reports; provided that the Administrative Agent may in its reasonable discretion accept any such existing survey to the extent prepared as of a date reasonably satisfactory to the Administrative Agent; provided, however, that there shall be no obligation to deliver to the Administrative Agent any environmental site assessment report whose disclosure to the Administrative Agent would require the consent of a Person other than the Canadian Borrower or one of its Subsidiaries, where, despite the commercially reasonable efforts of the Canadian Borrower to obtain such consent, such consent cannot be obtained;

15.3.2.5	“Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determinations with respect to each parcel of improved Material Real Property located in the United States and subject to a Security Document (together with notice about special flood hazard area status and flood disaster assistance, duly executed by the applicable Obligor), and in the event that any parcel of improved Material Real Property located in the United States that is subject to a Security Document is located in a flood hazard area, evidence of flood insurance in an amount as required by Applicable Law and reasonably satisfactory to the Administrative Agent; and

15.3.2.6	such other evidence that all other actions that the Administrative Agent may reasonably deem necessary or desirable in order to create valid and subsisting Liens on the real property described in the Security Documents have been taken.

ARTICLE 16

DEFAULT AND REMEDIES

16.1	Events of Default

The occurrence of any of the following events shall constitute an Event of Default under this Agreement:

16.1.1	Default in Payment of Principal of Loan: The Canadian Borrower or the US Borrower shall fail to make any payment of principal on the Loan when due, whether due by acceleration or otherwise; or

16.1.2	Other Payment Defaults: The Canadian Borrower or the US Borrower shall fail to make any payment of interest, fees or other payment (other than a payment referred to in Section 16.1.1) due under this Agreement or any Obligor fails to make any payment due under any Loan Document, in each case within three (3) days of its due date, whether due by acceleration or otherwise; or

16.1.3	Inaccurate Representations or Information: Any representation, warranty, statement or certificate made or delivered to any Lender or to the Administrative Agent in writing or any representation or warranty deemed pursuant to Section 2.2 or Section 13.2 to have been made to the Administrative Agent or any Lender or any financial statement delivered to the Administrative Agent or any Lender by any Obligor or any of its officers in, or in connection with, this Agreement is incorrect in any material respect or misleading in any material respect; or

16.1.4	Default in Certain Covenants: The Obligors shall fail to perform, observe or comply with any of the covenants contained in Sections 14.1.6, 14.1.9, ~~14.1.3~~14.1.13, 14.2 or 14.3 other than 14.3.4, 14.3.12 and 14.3.14; or

16.1.5	Default in Other Terms and Conditions: Any Obligor shall fail to perform, observe or comply with any term, covenant or agreement contained in this Agreement or any other Loan Document on its part to be performed, observed or complied with and not specifically dealt with in this Section 16.1 and such failure shall remain unremedied for a period of thirty (30) days following notice thereof by the Administrative Agent to the relevant Obligor; or

16.1.6	Judgment: There is entered against any one or more the Obligors (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding US$50,000,000 (to the extent not covered by independent third-party insurance satisfactory to the Administrative Agent, as to which such insurer has been notified of the potential claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of 10 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

16.1.7	Cross-Default to Indebtedness: The Obligors or the Restricted Subsidiaries shall fail to pay any of their respective (i) Indebtedness (other than that referred to in Sections 14.3.1.4, 14.3.1.5, 14.3.1.13, 16.1.1 and 16.1.2) or any interest or premium thereon, when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) the outstanding principal amount of which individually or in the aggregate at any time exceeds US$100,000,000 or the Equivalent Amount in another currency or (ii) Indebtedness under the Term Loan Agreement and in either case of (i) or (ii) such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other default or event shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness; or any such Indebtedness, the outstanding principal amount of which individually or in the aggregate at any time exceeds US$100,000,000 or the Equivalent Amount in any other currency, shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or

16.1.8	Insolvency; Bankruptcy; Etc.: The Canadian Borrower or any Restricted Subsidiary shall not pay its debts generally as such debts become due, or shall admit in writing its inability to pay its debts generally as they become due, or shall make a general assignment for the benefit of creditors; or any proceeding shall be commenced or instituted by or against the Canadian Borrower or any Restricted Subsidiary seeking to adjudicate it bankrupt or insolvent, or seeking winding-up, reorganization, arrangement, adjustment, dissolution, protection, relief, liquidation or composition of such Person or its debt (including a notice of intention or a proposal under any Debtor Relief Law) under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking appointment of a receiver, trustee, sequestrator or other similar official for any such Person or for any substantial or material part of its property or seeking the suspension of the operations of any such Person and, in the case of any such proceeding instituted against the Canadian Borrower or any Restricted Subsidiary, as applicable, and in respect of which the relevant Person has not by any act indicated its consent to, approval of, or acquiescence in, such proceeding shall remain undismissed for a period of thirty (30) days; or any such Person shall take corporate action to authorize any of the actions set forth above in this Section 16.1.8; or

16.1.9	Security Documents: Any Security Interest created or intended to be created by any Security Document shall cease to be a valid and enforceable perfected Security Interest thereof for a period of more than three (3) Banking Days following knowledge thereof by the relevant Obligor or notice thereof by the Administrative Agent to the relevant Obligor; or

16.1.10	Exercise of Remedies by Other Creditors: Any creditor or other holder of any Security Interests on all or any part of the Assets of any of the Obligors, other than the Administrative Agent and the Lenders, shall take any action or proceedings, or shall authorize or instruct any other person on its behalf to take any action or proceedings, to commence any enforcement or realisation under, or exercise or pursue any rights, recourses or remedies under, any agreement or other instrument creating a Security Interest on any of such Assets, unless in each case such action, proceedings, enforcement or exercise of rights, recourses and remedies is dismissed or withdrawn within forty five (45) days of its commencement or unless the validity thereof is being contested diligently and in good faith by or on behalf of the relevant Obligor by proper legal proceedings, and provided any action has not proceeded to final non-appealable judgment and any other enforcement or exercise of rights or remedies has not proceeded to a stage where the Assets of the relevant Obligor may be sold or the rights of the Administrative Agent and the Lenders in such Assets impaired or reduced in value; or

16.1.11	Seizure, Etc.: If a seizure or attachment is made of, or enforcement made against, any undertaking or other Assets of any Obligor (other than in respect of a Security Interest contemplated in Section 16.1.10) which Assets in the aggregate have a net book value in excess of US$50,000,000, provided that such seizure, enforcement or taking of possession or control continues in effect and remains undischarged for a period of twenty (20) days or unless the validity thereof is being contested diligently and in good faith by or on behalf of the relevant Obligor; or

16.1.12	Material Adverse Effect: There is or occurs any event or circumstance which is a Material Adverse Effect or is likely to have a Material Adverse Effect; or

16.1.13	Ceasing to Carry on Business: If the Canadian Borrower or any of its Restricted Subsidiaries cease or threaten to cease to carry on in the ordinary course their business or a substantial part thereof, except as a result of a reorganization permitted by the Lenders or as permitted in Section 14.3.3; or

16.1.14	Change of Control: If a Change of Control of the Canadian Borrower occurs; or

16.1.15	ERISA. If (i) an ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or would reasonably be expected to result in liability of the Canadian Borrower or any Guarantor in an aggregate amount which would reasonably be expected to result in a Material Adverse Effect or (ii) with respect to a Foreign Plan, a termination, withdrawal or noncompliance with Applicable Laws or plan terms that would reasonably be expected to result in a Material Adverse Effect.

16.2	Effect of a Default

Upon the occurrence and during the continuation of any Event of Default, the Administrative Agent shall at the request, or may with the consent, of the Required Lenders, by notice to the Obligors (i) declare the Total Commitment and the obligation of each of the Lenders to make Advances to the Canadian Borrower or the US Borrower to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declare the Loan, all interest accrued and unpaid thereon and all other amounts payable by the Obligors under or pursuant to this Agreement and the other Loan Documents to be forthwith due and payable, whereupon the Loan, all such accrued interest and all such other amounts shall become and be forthwith immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Obligors. Thereupon the Obligors shall immediately pay to the Administrative Agent all such amounts due and payable. In addition to the foregoing, if an Event of Default pursuant to Section 16.1.8 shall occur, the Total Commitment and the obligation of each Lender to make Advances shall automatically be terminated and the Loan, all interest accrued and unpaid thereon and all other amounts payable by the Obligors under or pursuant to this Agreement and the other Loan Documents shall automatically be and become immediately due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Obligors, and thereupon the Obligors shall immediately pay to the Administrative Agent all such amounts due and payable. For greater certainty, the Obligors will be considered to be in default of their obligations hereunder by the mere lapse of time provided for performing such obligations, without any requirement of further notice or other act of the Administrative Agent or the Lenders unless a notice is specifically required hereunder. If an Event of Default shall have occurred and be continuing, the Lenders and/or the Administrative Agent on behalf of itself and the Lenders shall at the request of, or may with the consent of, the Required Lenders immediately exercise all rights and remedies they may have under this Agreement and the other Loan Documents and by law, all without any additional notice, presentment, demand, protest, notice of dishonour, entering into possession of any of the property or other Assets, or any other action, of all of which are expressly waived by the Obligors.

16.3	Remedies Cumulative; No Waiver

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Administrative Agent under this Agreement and the other Loan Documents are cumulative and are in addition to, not in substitution for, any rights or remedies provided by law; no failure on the part of the Lenders or the Administrative Agent to exercise, and no delay in exercising, any right or remedy hereunder or thereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Lenders or the Administrative Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained prejudice or preclude any other or further exercise thereof or the exercise of any other right or remedy for the same or any other default or breach and shall not waive, alter, affect or prejudice any other right or remedy.

16.4	Clean Up Period

Notwithstanding anything to the contrary in this Agreement or any other Loan Document, during the period commencing on the closing date of any Permitted Acquisition or investment and ending on the date 30 days thereafter (the “Clean Up Period”) (a) any breach or default of any representation or warranty under ARTICLE 2 or any other Loan Document or a covenant under this Agreement or any other Loan Document or (b) any Event of Default, will be deemed not to be a breach of representation or warranty or covenant or an Event of Default (as the case may be) if (i) it would have been (if it were not for this Section 16.4) a breach or default of any representation or warranty or covenant or an Event of Default only by reason of circumstances relating exclusively to the target, the target group or the property and assets of another Person or assets constituting a business unit, line of business or division of such Person in connection with such Permitted Acquisition or investment (or any obligation to procure or ensure in relation to such target, target group or the property and assets or business unit, line of business or division); (ii) it is capable of remedy and reasonable steps are being taken to remedy it; (iii) the circumstances giving rise to it have not been procured by or approved by the Canadian Borrower; and (iv) it would not reasonably be expected to have a Material Adverse Effect. If the relevant circumstances are continuing on or after the date immediately following the end of the Clean Up Period, there shall be a breach of representation or warranty, breach of covenant or Event of Default, as the case may be, notwithstanding the above (and without prejudice to the rights and remedies of the Lenders as set forth in Section 16.2 hereof).

ARTICLE 17

JUDGMENT CURRENCY

17.1	Judgment Currency

17.1.1	If for any purpose, including the obtaining of judgment in any court, it is necessary to convert a sum due hereunder from the currency in which it is payable (the “Payment Currency”) into another currency (the “Judgment Currency”), the parties hereto agree, to the fullest extent that they may lawfully and effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Administrative Agent could purchase the Payment Currency with the Judgment Currency in the New York foreign exchange market on the Business Day preceding the date of final judgment or other determination.

17.1.2	The obligation of the Obligors in respect of any sum due from any of them to the Lenders or the Administrative Agent hereunder shall, notwithstanding any judgment or payment in a currency other than the Payment Currency, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum so paid or adjudged to be so due in the Judgment Currency the Administrative Agent may in accordance with normal banking procedures, purchase the Payment Currency with the amount of the Judgment Currency so paid or adjudged to be due; if the amount in the Payment Currency so purchased is less than the sum originally due to the Lenders and the Administrative Agent in the Payment Currency, the Obligors agree, as a separate obligation and additional cause of action and notwithstanding any such payment or judgment, to indemnify the Lenders and the Administrative Agent against such loss and if the amount in the Payment Currency so purchased exceeds the sum originally due to the Lenders and the Administrative Agent in the Payment Currency, the Lenders and the Administrative Agent agree to remit to the Obligors such excess.

17.1.3	The term “rate of exchange” in this Section 17.1 means the spot rate at which the Administrative Agent, in accordance with normal practices, is able on the relevant date to purchase the Payment Currency with the Judgment Currency and includes any premium and costs of exchange payable in connection with the purchase.

ARTICLE 18

YIELD PROTECTION

18.1	Increased Costs

18.1.1	Increased Costs Generally. If any Change in Law shall:

18.1.1.1	impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

18.1.1.2	subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 18.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

18.1.1.3	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Canadian Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

18.1.2	Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements or liquidity has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Canadian Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

18.1.3	Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph 18.1.1 or 18.1.2 of this ARTICLE 18, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Canadian Borrower shall be conclusive absent manifest error. The Canadian Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

18.1.4	Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this ARTICLE 18 shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Canadian Borrower shall not be required to compensate a Lender pursuant to this ARTICLE 18 for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Canadian Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

18.2	Taxes

18.2.1	Payments Subject to Taxes. If any Obligor, the Administrative Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this ARTICLE 18) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

18.2.2	Payment of Other Taxes by the Canadian Borrower. Without limiting the provisions of paragraph 18.2.1 above, the Canadian Borrower and the US Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

18.2.3	Indemnification by the Canadian Borrower. The Canadian Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this ARTICLE 18) paid by the Administrative Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability containing reasonable details as to the calculation thereof delivered to the Canadian Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

18.2.4	Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

18.2.5	Status of Lenders. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Canadian Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Canadian Borrower, deliver to the Canadian Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Canadian Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Canadian Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Canadian Borrower or the Administrative Agent as will enable the Canadian Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Canadian Borrower and the Administrative Agent in writing.

18.2.6	Treatment of Certain Refunds and Tax Reductions. If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Canadian Borrower or with respect to which an Obligor has paid additional amounts pursuant to this ARTICLE 18 or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Canadian Borrower or Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Canadian Borrower or Obligor under this ARTICLE 18 with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Canadian Borrower or Obligor as applicable, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Canadian Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Canadian Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

18.3	Mitigation Obligations: Replacement of Lenders

18.3.1	Designation of a Different Lending Office. If any Lender requests compensation under Section 18.1, or requires the Canadian Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 18.2, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 18.1 or 18.2, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Canadian Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

18.3.2	Replacement of Lenders. If any Lender requests compensation under Section 18.1, if the Canadian Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 18.2, or if any Lender’s obligations are suspended pursuant to Section 18.4, then the Canadian Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Administrative Agent, or if any Lender defaults in its obligation to fund Loans hereunder, then the Canadian Borrower may, at its sole expense and effort, upon 10 days’ notice to the Administrative Agent (and without prior notice to such Lender), require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, ARTICLE 23), all of its interests, rights and obligations under this Agreement and the related other Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

18.3.2.1	the Borrower pays the Administrative Agent the assignment fee specified in Section 23.2.7;

18.3.2.2	the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

18.3.2.3	in the case of any such assignment resulting from a claim for compensation under Section 18.1 or payments required to be made pursuant to Section 18.2, such assignment will result in a reduction in such compensation or payments thereafter; and

18.3.2.4	such assignment does not conflict with Applicable Law.

A  Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Canadian Borrower to require such assignment and delegation cease to apply.

18.4	Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its Applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

~~18.5         Inability to Determine Rates (Bankers’ Acceptances).~~

~~If the Required Lenders determine that for any reason a market for Bankers’ Acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their other obligations under this Agreement with respect to Bankers’ Acceptances, the Administrative Agent will promptly so notify the Canadian Borrower and each Lender. Thereafter, the Canadian Borrower’s right to request the acceptance of Bankers’ Acceptances shall be and remain suspended until the Required Lenders determine and the Administrative Agent notifies the Canadian Borrower and each Lender that the condition causing such determination no longer exists. Upon receipt of such notice, the Canadian Borrower may revoke any pending request for a borrowing, conversion or continuation of Bankers’ Acceptances or, failing that, will be deemed to have converted such request into a request for a borrowing of Canadian Rate Loans in the amount specified therein.~~

~~18.6         Benchmark Replacement Setting (CDOR Discontinuation)~~

~~Notwithstanding anything to the contrary herein or in any other Loan Document (and any Permitted Hedging Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 18.6):~~

~~18.6.1             Replacing CDOR On May 16, 2022 Refinitiv Benchmark Services (UK) Limited (“RBSL”), the administrator of CDOR, announced in a public statement that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on Friday, June 28, 2024. On the date that all Available Tenors of CDOR have either permanently or indefinitely ceased to be provided by RBSL (the “CDOR Cessation Date”), if the then-current Benchmark is CDOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on  a monthly basis.~~

~~18.6.2             Replacing Future Benchmarks Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Canadian Rate Loan.~~

~~18.6.3             Benchmark Replacement Conforming Changes In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.~~

~~18.6.4             Notices; Standards for Decisions and Determinations The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement, (ii) any occurrence of a Term CORRA Transition Event, and (iii) the effectiveness of any Benchmark Replacement Conforming Changes, and (iv) by delivering a BA Cessation Notice pursuant to Section 18.6.7, its intention to terminate the obligation of the Lenders to make or maintain Bankers' Acceptances or BA Equivalent Advances. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section.~~

~~18.6.5             Unavailability of Tenor of Benchmark At any time (including in connection with the implementation of a Benchmark Replacement), if the then-current Benchmark is a term rate (including Term CORRA or CDOR), then (i) the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.~~

~~18.6.6             Secondary Term CORRA Conversion Notwithstanding anything to the contrary herein or in any Loan Document and subject to the proviso below in this Section 18.6.6, if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the Benchmark Replacement described in such definition will replace the then-current Benchmark for all purposes hereunder or under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; and (ii) each Loan outstanding on the Term CORRA Transition Date bearing interest based on the then-current Benchmark shall convert, on the last day of the then-current interest payment period, into a Loan bearing interest at the Benchmark Replacement described in such definition having a tenor approximately the same length as the interest payment period applicable to such Loan immediately prior to the conversion or such other Available Tenor as may be selected by the Borrower and agreed by the Administrative Agent; provided that, this Section 18.6.6 shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a Term CORRA Notice, and so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from Lenders comprising the Required Lenders or the Borrower.~~

~~18.6.7             Bankers' Acceptances and BA Equivalent Advances The Administrative Agent shall have the option to, effective as of the date set out in the BA Cessation Notice, which shall be a date on or after the CDOR Cessation Date (the “BA Cessation Effective Date”), terminate the obligation of the Lenders to make or maintain Bankers' Acceptances or BA Equivalent Advances, as applicable, provided that the Administrative Agent shall give notice to the Borrower and the Lenders at least thirty (30) Business Days prior to the BA Cessation Effective Date (“BA Cessation Notice”). If the BA Cessation Notice is provided, then as of the BA Cessation Effective Date, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the BA Cessation Notice, written notice of objection to the termination of the obligation to make or maintain Bankers' Acceptances or BA Equivalent Advances from Lenders comprising the Required Lenders, (i) any Notice of Conversion or Notice of Rollover that requests the conversion of any Loan to, or rollover of any Loans as, a Bankers' Acceptance or BA Equivalent Advance shall be ineffective, and (ii) if any Notice of Borrowing requests a Bankers' Acceptance or BA Equivalent Advance such Loan shall be made as a CORRA Loan of the same tenor. For the avoidance of doubt, any outstanding Bankers' Acceptances or BA Equivalent Advances shall remain in effect following the CDOR Cessation Date until such Bankers' Acceptances or BA Equivalent Advances stated maturity.~~

~~18.6.8             For purposes of this Section 18.6, the following definitions shall apply:~~

~~18.6.8.1             “Available Tenor” means, as of any date of determination and with respect to the then- current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (y)    otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.~~

~~18.6.8.2             “Benchmark” means, initially, CDOR; provided that if a replacement of the Benchmark has occurred pursuant to Section 18.6, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.~~

~~18.6.8.3             “Benchmark Replacement” means, for any Available Tenor:~~

~~(i)            For purposes of Section 18.6.1, the first alternative set forth below that can be determined by the Administrative Agent:~~

~~(A)        the sum of: (I) Term CORRA and (II) 0.29547% (29.547 basis points) for an Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for an Available Tenor of three-months’ duration, or~~

~~(B)        the sum of: (I) Daily Compounded CORRA and (II) 0.29547% (29.547 basis points) for an Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for an Available Tenor of three-months’ duration; and~~

~~(ii)         For purposes of Section 18.6.2, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for Canadian dollar-denominated syndicated credit facilities at such time;~~

~~provided that, if the Benchmark Replacement as determined pursuant to clause (i) or (ii) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.~~

~~18.6.8.4        “Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of the definition of “Business Day”, the definition of “Discount Rate”, the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters, including with respect to the obligation of the Administrative Agent and the Lenders to create, maintain or issue Bankers' Acceptances or BA Equivalent Advances) that the Administrative Agent reasonably determines may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). Without limiting the foregoing, Benchmark Replacement Conforming Changes made in connection with the replacement of CDOR with a Benchmark Replacement may include the implementation of mechanics for borrowing loans that bear interest by reference to the Benchmark Replacement, to replace the creation or purchase of drafts or Bankers’ Acceptances.~~

~~18.6.8.5            “Benchmark Transition Event” means, with respect to any then-current Benchmark other than CDOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.~~

~~18.6.8.6            “CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).~~

~~18.6.8.7            “Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.~~

~~18.6.8.8             “Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to CDOR.~~

~~18.6.8.9             “Relevant Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.~~

~~18.6.8.10         “Term CORRA” means, for the applicable corresponding tenor, the forward-looking term rate based on CORRA that has been selected or recommended by the Relevant Governmental Body, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Administrative Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of an Interest Period determined by the Administrative Agent in its reasonable discretion in a manner substantially consistent with market practice.~~

~~18.6.8.11         “Term CORRA Notice” means the notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term CORRA Transition Event.~~

~~18.6.8.12         “Term CORRA Transition Date” means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to the Lenders and the Borrower, for the replacement of the then-current Benchmark with the Benchmark Replacement described in clause (i)(A) of such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice.~~

~~18.6.8.13        “Term CORRA Transition Event” means the determination by the Administrative Agent that (a) Term CORRA has been recommended for use by the Relevant Governmental Body, and is determinable for any Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Administrative Agent and (c) a Benchmark Replacement, other than Term CORRA, has replaced CDOR in accordance with Section 18.6.1.~~

18.5	~~18.7~~Inability to Determine Rates (SOFR).

Subject to Section ~~18.8~~18.6, if, on or prior to the first day of any Interest Period for any SOFR Loan:

18.5.1	~~18.7.1~~the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Term SOFR” cannot be determined pursuant to the definition thereof for reasons other than a US$ Benchmark Transition Event; or

18.5.2	~~18.7.2~~the Required Lenders determine that for any reason in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Advance, and the Required Lenders have provided notice of such determination to the Administrative Agent,

18.5.3	~~18.7.3~~then the Administrative Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make or continue SOFR Loans shall be suspended (to the extent of the affected SOFR Loans and, in the case of a SOFR Loan, the affected Interest Periods) until the Administrative Agent revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans and, in the case of a SOFR Loans, the affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to Base Rate Loans in the amount specified therein, and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into Base Rate Loans immediately or, in the case of a SOFR Loans, at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay any additional amounts required herein.

18.6	~~18.8~~Effect of US$ Benchmark Transition Event

Notwithstanding anything to the contrary herein or in any other Loan Document (and any interest rate swap agreement shall be deemed not to be a “Loan Document” for the purposes of this Section ~~18.8~~18.6):

18.6.1

~~18.8.1~~US$ Benchmark Replacement. If a US$ Benchmark Transition Event and its related US$ Benchmark Replacement Date have occurred prior any setting of the then-current US$ Benchmark, then (x) if a US$ Benchmark Replacement is determined in accordance with clause (a) of the definition of “US$ Benchmark Replacement” for such US$ Benchmark Replacement Date, such US$ Benchmark Replacement will replace such US$ Benchmark for all purposes hereunder and under any Loan Document in respect of such US$ Benchmark setting and subsequent US$ Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a US$ Benchmark Replacement is determined in accordance with clause (b) of the definition of “US$ Benchmark Replacement” for such US$ Benchmark Replacement Date, such US$ Benchmark Replacement will replace such US$ Benchmark for all purposes hereunder and under any Loan Document in respect of any US$ Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such US$ Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such US$ Benchmark Replacement from Lenders comprising the Required Lenders.

18.6.2

~~18.8.2~~US$ Benchmark Replacement Conforming Change. In connection with the use, administration, adoption or implementation of a US$ Benchmark Replacement, the Administrative Agent will have the right to make US$ Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such US$ Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any US$ Conforming Changes in connection with the use or administration of a US$ Benchmark Replacement.

18.6.3

~~18.8.3~~Notice; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any US$ Benchmark Replacement and (ii) the effectiveness of any US$ Conforming Changes in connection with the use, administration, adoption or implementation of a US$ Benchmark Replacement. The Administrative Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a US$ Benchmark pursuant to Section ~~18.8~~18.6 and the commencement of any US$ Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section ~~18.8~~18.6, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section ~~18.8~~18.6.

18.6.4	~~18.8.4~~Unavailability of Tenor of US$ Benchmark. At any time (including in connection with the implementation of a US$ Benchmark Replacement), (i) if the then-current US$ Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such US$ Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such US$ Benchmark has provided a public statement or publication of information announcing that any tenor for such US$ Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any US$ Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a US $ Benchmark (including a US$ Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a US$ Benchmark, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all US$ Benchmark settings at or after such time to reinstate such previously removed tenor.

18.6.5	~~18.8.5~~US$ Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a US$ Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Loan of, conversion to or continuation of SOFR Loans to be made, converted or continued during any US$ Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to Base Rate Advances.

18.7	Inability to Determine Rates (Term CORRA or Daily Compounded CORRA).

18.7.1	Subject to Section 18.8, if, on or prior to the first day of any Interest Period for any Term CORRA Loan or Daily Compounded CORRA Loan:

18.7.1.1	the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA” or “Adjusted Daily Compounded CORRA” cannot be determined pursuant to the definition thereof, for reasons other than a C$ Benchmark Transition Event; or

18.7.1.2	the Required Lenders determine that for any reason in connection with any request for a Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, or a conversion thereto or a continuation thereof that Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as applicable, for any requested Interest Period with respect to a proposed Term CORRA Loan or Daily Compounded CORRA Loan, as applicable, does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to the Administrative Agent;

then the Administrative Agent will promptly so notify the Borrower and each Lender.

18.7.2	Upon delivery of such notice by the Administrative Agent to the Borrower under this Section 18.7, any obligation of the Lenders to make or continue Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, and any right of the Borrower to continue Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or to convert Loans to Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, shall be suspended (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods) until the Administrative Agent (with respect to Section 18.7.1.2, at the instruction of the Required Lenders) revokes such notice.

18.7.3	Upon receipt of such notice by the Administrative Agent to the Borrower under this Section 18.7, (i)(x) the Borrower may revoke any pending request for a Loan of, conversion to or continuation of Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods); (y) in respect of any pending request for a Term CORRA Loan, the Borrower may elect to convert any such request into a request for a Daily Compounded CORRA Loan; or (z) failing such revocation or election, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to Canadian Rate Loans, in the amount specified therein; and (ii)(x) in respect of any outstanding Term CORRA Loans, the Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable interest Period, into Daily Compounded CORRA Loans, and (y) otherwise, or failing such election, any outstanding affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, will be deemed to have been converted, at the end of the applicable Interest Period, into Canadian Rate Loans. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 12.10.

18.8	C$ Benchmark Replacement Setting.

Notwithstanding anything to the contrary herein or in any other Loan Document (and any Permitted Hedging Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 18.8):

18.8.1

C$ Benchmark Replacement. If a C$ Benchmark Transition Event and its related C$ Benchmark Replacement Date have occurred prior any setting of the then-current C$ Benchmark, then (x) if a C$ Benchmark Replacement is determined in accordance with clause (a) of the definition of “C$ Benchmark Replacement” for such C$ Benchmark Replacement Date, such C$ Benchmark Replacement will replace such C$ Benchmark for all purposes hereunder and under any Loan Document in respect of such C$ Benchmark setting and subsequent C$ Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a C$ Benchmark Replacement is determined in accordance with clause (b) of the definition of “C$ Benchmark Replacement” for such C$ Benchmark Replacement Date, such C$ Benchmark Replacement will replace such C$ Benchmark for all purposes hereunder and under any Loan Document in respect of any C$ Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such C$ Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such C$ Benchmark Replacement from Lenders comprising the Required Lenders. If the Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period.

18.8.2

C$ Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a C$ Benchmark Replacement, the Administrative Agent will have the right to make C$ Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such C$ Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

18.8.3

Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any C$ Benchmark Replacement and (ii) the effectiveness of any C$ Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a C$ Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a C$ Benchmark pursuant to this Section 18.8 and (y) the commencement of any C$ Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 18.8 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 18.8.

18.8.4

Unavailability of Tenor of C$ Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a C$ Benchmark Replacement), (i) if the then-current C$ Benchmark is a term rate (including Term CORRA) and either (A) any tenor for such C$ Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such C$ Benchmark has provided a public statement or publication of information announcing that any tenor for such C$ Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any C$ Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a C$ Benchmark (including a C$ Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a C$ Benchmark (including a C$ Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all C$ Benchmark settings at or after such time to reinstate such previously removed tenor.

18.8.5

C$ Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a C$ Benchmark Unavailability Period, the Borrower may revoke any pending request for a Loan of, conversion to or continuation of Loans, which are of the type that have a rate of interest determined by reference to the then-current C$ Benchmark, to be made, converted or continued during any C$ Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Loan of or conversion to Daily Compounded CORRA Loans (if the C$ Benchmark Unavailability Period is in respect of Adjusted Term CORRA) and, otherwise, Canadian Rate Loans.

ARTICLE 19

RIGHT OF SETOFF

19.1	Right of Setoff

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this ARTICLE 19 are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this ARTICLE 19, it shall share the benefit received in accordance with ARTICLE 19 as if the benefit had been received by the Lender of which it is an Affiliate.

19.2	Sharing of Payments by Lenders

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that:

19.2.1	if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

19.2.2	the provisions of this Section 19.2 shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section 19.2 shall apply); and

19.2.3	the provisions of this Section 19.2 shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

ARTICLE 20

ADMINISTRATIVE AGENT’S CLAWBACK

20.1	Funding by Lenders; Presumption by Administrative Agent.

Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender’s share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

20.2	Payments by Borrower; Presumptions by Administrative Agent.

Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation.

ARTICLE 21

AGENCY

21.1	Appointment and Authority.

Each of the Lenders and the Issuing Bank hereby irrevocably appoints BMO as the Administrative Agent to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. Without limiting the generality of the foregoing, the Administrative Agent shall have the authority (a) to enter into any joinder agreement on behalf of the Lenders and on its own behalf entered into pursuant to Section 14.1.9 by a Person who has become a Subsidiary of the Canadian Borrower for the purpose of becoming a Guarantor under this Agreement, and (b) to enter into any joinder agreement to the Intercreditor Agreement on behalf of the Lenders and on its own behalf. The provisions of this ARTICLE 21 are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

21.2	Rights as a Lender.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders.

21.3	Exculpatory Provisions

21.3.1	The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

21.3.1.1	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

21.3.1.2	shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and

21.3.1.3	shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Canadian Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Administrative Agent or any of its Affiliates in any capacity.

21.3.2	The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by the Canadian Borrower or a Lender.

21.3.3	Except as otherwise expressly specified in this Agreement, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

21.4	Reliance by Administrative Agent

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

21.5	Indemnification of Administrative Agent

Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or wilful misconduct.

21.6	Delegation of Duties

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

21.7	Replacement of Administrative Agent

21.7.1	The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Canadian Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, to appoint a successor acceptable to the Borrowers acting reasonably, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montréal, Québec, or an Affiliate of any such Lender with an office in Toronto or Montréal. The Administrative Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Administrative Agent and the Canadian Borrower as long as the Required Lenders, in consultation with the Canadian Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Toronto or Montréal.

21.7.2	If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 21.7.1, provided that if the Administrative Agent shall notify the Canadian Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

21.7.3	Upon a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Canadian Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Canadian Borrower and such successor. After the termination of the service of the former Administrative Agent, the provisions of this ARTICLE 21 and of ARTICLE 22 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

21.8	Non-Reliance on Administrative Agent and Other Lenders

Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

21.9	Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

21.10	No Other Duties. Etc.

Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

ARTICLE 22

EXPENSES, INDEMNITY, DAMAGE WAIVER

22.1	Costs and Expenses

The Canadian Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Bank, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this ARTICLE 22, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

22.2	Indemnification by the Canadian Borrower

The Canadian Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Bank, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Claims or liability under Environmental Laws related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Canadian Borrower or any other Obligor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Obligor has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 18.1, 18.2 and 22.1.

22.3	Reimbursement by Lenders

To the extent that the Canadian Borrower for any reason fails to indefeasibly pay any amount required under Section 22.1 or 22.2 to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Bank in connection with such capacity. The obligations of the Lenders under this Section 22.3 are subject to the other provisions of this Agreement concerning several liability of the Lenders.

22.4	Waiver of Consequential Damages, Etc.

To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

22.5	Payments

All amounts due under this ARTICLE 22 shall be payable promptly after demand therefor. A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this ARTICLE 22, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Canadian Borrower shall be conclusive absent manifest error.

ARTICLE 23

SUCCESSORS AND ASSIGNS, RELATED PARTY LENDERS

23.1	Successors and Assigns Generally

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 23.2, (ii) by way of participation in accordance with the provisions of Section 23.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 23.6 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 23.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

23.2	Assignments by Lenders

Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that:

23.2.1	except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than C$5,000,000, in the case of any assignment in respect of a revolving facility, or C$1,000,000, in the case of any assignment in respect of a term facility, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

23.2.2	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this Section 23.2.2 shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-pro rata basis;

23.2.3	any assignment of a Commitment relating to a facility under which Letters of Credit may be issued must be approved by any Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit;

23.2.4	any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

23.2.4.1	in the case of an assignment of a Commitment relating to a revolving credit, the proposed assignee is itself already a Lender with the same type of Commitment,

23.2.4.2	no Event of Default has occurred and is continuing, and the assignment is of a Commitment relating to a non-revolving credit that is fully advanced, or

23.2.4.3	the proposed assignee is a bank or other financial institution whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

23.2.5	any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless (i) the proposed assignee is itself already a Lender with the same type of Commitment or the proposed assignee is an Affiliate of a Lender or an Approved Fund with respect to a Lender or (ii) a Default has occurred and is continuing;

23.2.6	after giving effect to any assignment, the Commitment of and the aggregate principal amount of Loans held by Affiliated Lenders and Affiliated Debt Funds shall not exceed the Affiliated Lender Cap; provided that each of the parties hereto agrees and acknowledges that the Administrative Agent shall not be liable for any losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever incurred or suffered by any Person in connection with any compliance or non-compliance with this Section 23.2.6 or any purported assignment exceeding the Affiliated Lender Cap; and

23.2.7	the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in an amount equal to C$5,000 and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and each Assignment and Assumption shall include a representation by the assignee that it is an Eligible Assignee.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 23.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of ARTICLE 18 and ARTICLE 22, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 23.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

23.3	Register

The Administrative Agent shall maintain at one of its offices in Toronto, Ontario or Montréal, Québec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

23.4	Participations

Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent sell participations to any Person (other than a natural person, an Obligor or any Affiliate of an Obligor) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

Subject to Section 23.5, the Borrower agrees that each Participant shall be entitled to the benefits of ARTICLE 18 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 23.2. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 19.1 as though it were a Lender, provided such Participant agrees to be subject to Section 19.2 as though it were a Lender.

23.5	Limitations upon Participant Rights

A Participant shall not be entitled to receive any greater payment under Sections 18.1 and 18.2     than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 18.2 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 18.2.5 as though it were a Lender.

23.6	Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender including any pledge or assignment to secure obligations to a Federal Reserve Bank or any other central bank, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

23.7	Related Party Lenders and Former Lenders

23.7.1	The Facility A Commitment, Facility C Commitment~~, Facility D Commitment~~  and Facility ~~E~~ D Commitment of the Affiliated Lenders and Affiliated Debt Funds in the aggregate at any time shall not be more than 25% of the Facility A Total Commitment, Facility C Total Commitment~~,~~ and Facility D ~~Total Commitment and Facility E~~ Total Commitment, respectively (the “Affiliated Lender Cap”).

23.7.2	Notwithstanding anything in the definition of “Required Lenders” or Section 21.9 or Section 24.3 to the contrary, for purposes of determining whether the Required Lenders have (A) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Obligor therefrom, or any plan of arrangement or any reorganization pursuant to Debtor Relief Laws, (B) otherwise acted on any matter related to any Loan Document, or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, no Affiliated Lender, Affiliated Debt Fund or Former Lender shall have any right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action and all Loans held by such Affiliated Lenders, Affiliated Debt Funds or Former Lenders respectively shall be deemed to have been voted in the same proportion as the allocation of voting by Lenders that are not Affiliated Lenders, Affiliated Debt Funds or Former Lenders, respectively for all purposes of calculating whether the Required Lenders have taken any actions; each Affiliated Debt Fund hereby acknowledges, agrees and consents that if, for any reason, its vote to accept or reject any plan pursuant to any Debtor Relief Laws is not deemed to have been so voted, then such vote will be (x) deemed not to be in good faith and (y) “designated” pursuant to Section 1126(e) of the United States Bankruptcy Code (or similar provision in any other Debtor Relief Laws) such that the vote is not counted in determining whether the applicable class has accepted or rejected such plan in accordance with Section 1126(c) of the United States Bankruptcy Code (or any such similar provision).

23.7.3	Affiliated Lenders, Affiliated Debt Funds and any Person who is a direct or indirect holder of an Equity Interest in the Canadian Borrower shall not be entitled to attend any meeting of the Lenders which are called solely for the Administrative Agent and the Lenders or to receive any information provided solely to the Administrative Agent and the Lenders except with the consent of the Required Lenders given in accordance with Section 23.7.2.

23.7.4	Each Affiliated Lender and Affiliated Debt Fund which is a Lender hereunder agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against the Administrative Agent or any Lender with respect to (A) any consent (or failure to consent) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Obligor therefrom, or (B) any plan of arrangement or any reorganization pursuant to Debtor Relief Laws, or (C) any other action on any matter related to any Loan Document or direction requiring the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document.

ARTICLE 24

MISCELLANEOUS

24.1	Deliveries, Etc.

As between the Obligors, on the one hand, and the Administrative Agent and the Lenders, on the other hand:

24.1.1	all statements, certificates, consents and other documents which the Administrative Agent purports to deliver to the Obligors or any of them on behalf of the Lenders shall be binding on each of the Lenders, and no Obligor shall be required to ascertain or confirm the authority of the Administrative Agent in delivering such documents;

24.1.2	all certificates, statements, notices and other documents which are delivered by the Obligors or any of them to the Administrative Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

24.1.3	all payments which are delivered by the Obligors or any of them to the Administrative Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

24.2	Amendments to Article 21

The Administrative Agent and the Lenders may amend any provision in ARTICLE 21 without prior notice to or the consent of any Obligor, and the Administrative Agent shall provide a copy of any such amendment to the Obligors reasonably promptly thereafter; provided, however if any such amendment expressly requires the consent of an Obligor or would adversely affect any rights, entitlements, obligations or liabilities of the Obligors (other than in a de minimus manner), such amendment shall not be effective until the Obligors provide their written consent thereto, such consent not to be unreasonably withheld or arbitrarily delayed.

24.3	Decision-Making

24.3.1	Subject to Section ~~18.8~~18.6, neither this Agreement nor any other Loan Documents, other than the Permitted Hedging Agreements, nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing, signed by the Required Lenders or the Administrative Agent on their behalf; provided that no such change, waiver, discharge or termination shall, without the consent of each Lender:

24.3.1.1	reduce any interest or other rate or of the amount of any fees;

24.3.1.2	modify the currency of any payment;

24.3.1.3	increase the amount of the Facility A Commitment, the Facility C Commitment~~, Facility D Commitment~~ or the Facility ~~E~~ D Commitment, other than in accordance with Section 3.10, or make any change to such Section 3.10;

24.3.1.4	modify the currency of the Facility A Commitment, the Facility C Commitment~~, the Facility D Commitment~~ or the Facility ~~E~~ D Commitment;

24.3.1.5	change the Maturity Date;

24.3.1.6	change any provision of this Agreement relating to the Security Documents or of any Security Document which would have the effect of reducing the scope of the charge of any Security Document, changing the priority of the security created thereby or the order of entitlement thereof or, subject to Section 24.3.2, release any property charged thereby or release or discharge any Guarantor from its obligations under its Guarantee unless, after giving effect to such release or discharge, the Minimum Guarantor Requirement would be satisfied;

24.3.1.7	change the definition of Required Lenders;

24.3.1.8	change Section 12.5;

24.3.1.9	change this Section 24.3.1; or

24.3.1.10	reduce or compromise the Obligations;

provided that any change contemplated by Section 24.3.1.1, 24.3.1.2, 24.3.1.3, 24.3.1.4 or 24.3.1.5 which affects (i) only the Facility A Credit shall require the approval only of those Lenders having a Facility A Commitment, (ii) only the Facility C Credit shall require the approval only of those Lenders having a Facility C Commitment, and (iii) only the Facility D Credit shall require the approval only of those Lenders having a Facility D Commitment~~, and (iv) only the Facility E Credit shall require the approval only of those Lenders having a Facility E Commitment~~.

24.3.2	Non-Consenting Lenders: In the event that in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 24.3.1, the consent of Lenders having at least 90% of the Total Commitment, the Facility A Total Commitment, the Facility C Total Commitment~~,~~ or the Facility D ~~Total Commitment or the Facility E~~ Total Commitment, as applicable, shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained; then, with respect to each Non-Consenting Lender (the “Terminated Lender”) the Canadian Borrower may, by giving written notice to the Agent and any Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign and delegate, and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, ARTICLE 23), to all of its interests, rights and obligations under this Agreement and the related other Loan Documents in full to one or more Eligible Assignees (each a “Replacement Lender”) in accordance with the provisions of this Agreement; provided that:

24.3.2.1	the Canadian Borrower pays the Administrative Agent the assignment fee specified in Section 23.2.7;

24.3.2.2	on the date of such assignment, the Terminated Lender receives payment of an amount (the “Terminated Lender Payout Amount”) equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the Replacement Lender (to the extent of such outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest and accrued fees) or the Canadian Borrower (in the case of all other amounts);

24.3.2.3	on the date of such assignment, the Canadian Borrower shall pay any amounts payable to such Terminated Lender in respect to any costs pursuant to Section 12.10.3 or otherwise owed as a consequence of such repayment or otherwise as if it were a prepayment;

24.3.2.4	each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non-Consenting Lender; and

24.3.2.5	such assignment does not conflict with Applicable Law;

provided further that the Canadian Borrower may not make such election with respect to any Terminated Lender that is also the Issuing Bank unless, prior to the effectiveness of such election, the Canadian Borrower shall cause each outstanding Letter of Credit issued by the Issuing Bank to be cancelled or cash collateralized or otherwise supported in a manner satisfactory to the Issuing Bank. Upon the payment of the Terminated Lender Payment Amount owing to any Terminated Lender and the assignment or termination of such Terminated Lender’s Commitment under the relevant Credit or Credits, such Terminated Lender shall no longer constitute a “Lender” with respect to such Credit for purposes hereof; provided, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender. Should there not be Replacement Lenders available to take an assignment of the outstanding Advances and the Commitment of the Non-Consenting Lender, the Canadian Borrower shall be entitled to make payment of the Terminated Lender Payout Amount in full to the Non-Consenting Lender and terminate its Commitment under the relevant Credit or Credits from proceeds derived exclusively from the issuance of Equity Interests of the Canadian Borrower.

24.3.3	Partial Release: The Administrative Agent may from time to time without notice to or the consent of the Lenders execute and deliver partial releases of the Security Documents from time to time in respect of (i) any item of Collateral to the extent its disposal is expressly permitted in this Agreement or in respect of Collateral having an aggregate value (as disclosed to the Administrative Agent in writing by the Obligor which is the owner thereof) of less than C$5,000,000 in any fiscal year of the Canadian Borrower or (ii) any Guarantor to the extent the release or discharge of such Guarantor from its obligations under its Guarantee and any Security Documents delivered by it if it ceases to be a Restricted Subsidiary as a result of a transaction permitted by this Agreement (including as a result of a Guarantor (other than the Borrowers) being designated an Unrestricted Subsidiary).

24.3.4	Approval by Required Lenders: Except for the matters described in Sections 24.3.1 and 24.3.2 and subject to any other provision of this Agreement which specifically requires the consent of each Lender for a matter, any action to be taken or decision to be made by the Lenders pursuant to this Agreement (specifically including for greater certainty the issuance of a demand for payment of the Obligations or the provision of any waiver in respect of a breach of any covenant) shall be effective if approved by Required Lenders pursuant to ARTICLE 21; and any such decision or action shall be final and binding upon all the Lenders.

24.3.5	Matters Affecting only One Facility: Notwithstanding the provisions of Section 24.3.4, matters which relate to or affect only the Facility A Credit, only the Facility C Credit~~, only the Facility D Credit~~ or only the Facility ~~E~~ D Credit shall be approved solely by the Lenders with Commitments under such credit.

24.4	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction shall not invalidate, affect or impair the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable any such provision in any other jurisdiction.

24.5	Direct Obligation

Notwithstanding any other provision hereof, the Borrower shall be obligated directly towards each of the Lenders in respect of its Facility A Participation, its Facility C Participation~~, its Facility D Participation~~ and its Facility ~~E~~ D Participation, as well as any other amounts which may be payable by the Obligors to such Lender pursuant to or in connection with this Agreement, any other Loan Document or any Borrowings. The obligations of each of the Lenders are independent from one another, are not joint and several, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto. Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of their respective obligations.

24.6	Sharing of Information

Each Obligor agree that the Administrative Agent and the Lenders may share (i) amongst themselves and their respective Affiliates which any of them may possess concerning any Obligor in respect of its undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement, the other Loan Documents or otherwise, as well as any payment received from any Obligor by any Lender and (ii) amongst themselves and any lenders under the Term Loan Agreement any information relating to the Loan Documents, the Term Loan Agreement and any “Loan Documents” as such term is defined therein and any amendments, waivers, consents, defaults or events of default thereunder. Without limiting the generality of the foregoing, the Administrative Agent may disclose to any Lender and any Obligor any information contained in any notices, consents, certificates, documents or other instruments or writings delivered to it under or pursuant to this Agreement or any other Loan Document. In addition, the Administrative Agent and the Lenders may disclose such information to any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Canadian Borrower or any other Obligor and the Obligations, or any insurance or reinsurance company that is providing or potentially providing a Lender with insurance in respect of such Lender’s interest in the Credit.

24.7	Use of Credit

Each Borrower acknowledges that any loan and financial assistance hereby provided is for the exclusive use of the Borrowers and the other Obligors and can only be used for their legitimate business purposes.

24.8	Term of Agreement

This Agreement shall continue in full force and effect until both the Total Commitment of the Lenders have terminated and all indebtedness and liability of the Obligors under or pursuant to this Agreement and the other Loan Documents have been indefeasibly paid and satisfied in full.

24.9	Further Assurances

The Obligors agree to do, execute, acknowledge, deliver, or cause to be done, executed, acknowledged or delivered, all such further acts, deeds, documents, opinions and assurances as may be reasonably requested by the Administrative Agent or any Lender from time to time during the term hereof for the purpose of effecting the transactions contemplated hereby and by the Loan Documents.

24.10	Notices Generally

24.10.1	Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in Section 24.11 below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or e-mail to the addresses (including e-mail addresses) or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address (including e-mail address) or telecopier number specified in the Register or, if to an Obligor other than the Canadian Borrower, in care of the Canadian Borrower.

24.10.2	Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 24.11 below, shall be effective as provided in said Section 24.11.

24.11	Electronic Communications

24.11.1	Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender of Loans to be made or Letters of Credit to be issued if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Canadian Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

24.11.2	Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

24.12	Change of Address, Etc.

Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

24.13	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province Ontario and the laws of Canada applicable therein.

24.14	Submission to Jurisdiction

Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

24.15	Waiver of Venue

Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 24.14. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

24.16	Waiver of Jury Trial

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

24.17	Counterparts, Integration, Effectiveness

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

24.18	Electronic Execution of Assignments

The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Applicable Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

24.19	Confidentiality

24.19.1	Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 24.19, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 24.19 or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an Obligor.

24.19.2	For purposes of this Section 24.19, “Information” means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section 24.19 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

24.19.3	In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Schedule 24.19.3 concerning the Borrowers and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

24.20	Quebec English Language Clause

The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only (except if another language is required under any Applicable Law) and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en la langue anglaise seulement (sauf si une autre langue est requise en vertu d’une Applicable Law).

24.21	Appointment of Hypothecary Representative for Quebec Security

For the purposes of holding any security granted under the laws of the Province of Quebec which may now or in the future be provided by any Obligor, the Administrative Agent is hereby irrevocably appointed and designated by each of the Lenders to act as hypothecary representative (within the meaning of Article 2692 of the Civil Code of Quebec) for all present and future Secured Parties (in such capacity, the “Hypothecary Representative”) and to exercise such rights and duties as are conferred upon the Hypothecary Representative under the relevant deed of hypothec and Applicable Laws (with the power to delegate any such rights or duties). The execution prior to the Closing Date by the Administrative Agent in its capacity as the Hypothecary Representative of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any Person who becomes a Secured Party or successor Administrative Agent shall be deemed to have consented to and ratified the foregoing appointment of the Administrative Agent as the Hypothecary Representative on behalf of all Secured Parties, including such Person and any Affiliate of such Person designated above as a Lender. For greater certainty, the Administrative Agent, acting as the Hypothecary Representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation of the Administrative Agent (which shall include its resignation as the Hypothecary Representative) and appointment of a successor Administrative Agent, such successor Administrative Agent shall also act as the Hypothecary Representative, as contemplated above.

24.22	Confirmation of Security

Each of the Obligors hereby agrees to comply with all of its Obligations under the Original Credit Agreement as hereby amended and restated and, as applicable, confirms that the Guarantees given by it (and/or its predecessor corporations, as applicable) to the Administrative Agent and all Security Documents and other applicable Loan Documents given by it (and/or its predecessor corporations, as applicable) as security for its Obligations, remain in full force and effect in accordance with their respective terms and continue to support all of the Borrowers’ indebtedness and liabilities, present and future, to the Administrative Agent and the Lenders subject to the terms thereof. For greater certainty, subject to the terms thereof, each Obligor that has previously executed and delivered a Security Document hereby acknowledges and confirms that each such Security Document secures the Obligations of such Obligor under and in connection with this Agreement and all other relevant Loan Documents.

24.23	Whole Agreement and Paramountcy

This Agreement, the other Loan Documents (including the Fee Letter) and any amendment or supplement thereto entered into in writing between the parties hereto constitute the whole agreement between such parties in respect of the Credit and, unless otherwise agreed in writing, as and from the date of this Agreement, cancels, supersedes and replaces any other prior agreements, undertakings, declarations and representations, written or oral, in respect thereto. Without limiting the generality of the foregoing, any obligation which a Lender had under any other term sheet or any credit offer to make its Facility A Commitment, its Facility C Commitment, its Facility D Commitment~~, its Facility E Commitment~~ or any other financial assistance thereunder available is hereby cancelled and replaced as of the date of this Agreement by such Lender’s Commitment under this Agreement.

24.24	No Advisory or Fiduciary Duty

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrowers acknowledge and agree, and acknowledge their respective Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Lenders are arm’s-length commercial transactions between the Borrowers and their respective Affiliates, on the one hand, and the Administrative Agent and the Lenders, on the other hand, (B) the Borrowers have consulted their own legal, accounting, regulatory and tax advisors to the extent they have deemed appropriate, and (C) each of the Borrowers is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent is and has been, and each Lender is and has been, acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for either Borrower or any their its Affiliates, or any other Person and (B) neither the Administrative Agent nor any Lender has any obligation to the Borrowers or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their respective Affiliates, and neither the Administrative Agent nor any Lender has any obligation to disclose any of such interests to the Borrowers or any of their respective Affiliates. To the fullest extent permitted by law, the Borrowers hereby waive and release any claims that it may have against the Administrative Agent or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

24.25	Acknowledgement and Consent to Bail-In of Affected Financial Institutions

24.25.1	Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

24.25.1.1	the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

24.25.1.2	the effects of any Bail-In Action on any such liability, including, if applicable:

24.25.1.2.1	a reduction in full or in part or cancellation of any such liability;

24.25.1.2.2	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

24.25.1.2.3	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any the applicable Resolution Authority.

The provisions of the other Loan Documents are subject to the terms of this Agreement. To the extent any provision of the other Loan Agreements is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail.

24.26	PATRIOT Act Notice.

Each Lender that is subject to the PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies each Obligor, which information includes the name and address of each Obligor and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Obligor in accordance with the PATRIOT Act. The Borrowers shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

[remainder of page intentionally left blank;

signature pages and schedules follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written.

Address: 100 New Park Place #500, Vaughan, ON, L4K 0H9	GFL ENVIRONMENTAL INC. as Canadian Borrower

Attention: Chief Executive Officer	By:
Patrick Dovigi
Telecopier: 416-673-9380		President and Chief Executive Officer

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9 Attention: Chief Executive Officer Telecopier: 416-673-9380

1877984 ONTARIO INC.

GFL INFRASTRUCTURE GROUP INC.

2191660 ONTARIO INC.

MID CANADA ENVIRONMENTAL SERVICES LTD.

GFL MARITIMES INC.

OPTIMUM ENVIRONMENTAL CORP.

URBAN POLYMERS INC.

GFL ENVIRONMENTAL INC. 2020

1248544 ONTARIO LTD.

2481638 ONTARIO INC.

2779572 ONTARIO INC.

2779573 ONTARIO INC.

2779574 ONTARIO INC.

2289587 ALBERTA ULC

ACCUWORX INC.

SMITHRITE EQUIPMENT PAINTING & REPAIR LTD.

each as Guarantor

By:
Patrick Dovigi
President
I have the authority to bind each of the above-listed corporations.

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9 Attention: Chief Executive Officer Telecopier: 416-673-9380

GFL ENVIRONMENTAL HOLDINGS (US), INC.

GFL HOLDCO (US), LLC

GFL ENVIRONMENTAL REAL PROPERTY, INC.

GFL ENVIRONMENTAL RECYCLING SERVICES LLC

BALDWIN PONTIAC LLC

GFL NORTH MICHIGAN LANDFILL, LLC

GFL ENVIRONMENTAL SERVICES USA, INC.

GFL EARTH SERVICES, INC.

WRANGLER SUPER HOLDCO CORP.

Signature Page to GFL Seventh Amended and Restated Credit Agreement

WRANGLER HOLDCO CORP.

WRANGLER INTERMEDIATE LLC

WRANGLER BUYER LLC

WRANGLER FINANCE CORP.

WASTE INDUSTRIES USA, LLC

ALPINE HOLDINGS, INC.

ALPINE DISPOSAL, INC.

FIVE PART DEVELOPMENT, LLC

MOUNTAIN STATES PACKAGING, LLC

BLACK CREEK RENEWABLE ENERGY, LLC

ETC OF GEORGIA, LLC

HAW RIVER LANDCO, LLC

L&L DISPOSAL, LLC

LAKEWAY LANDCO, LLC

LAKEWAY SANITATION & RECYCLING C&D, LLC

LAKEWAY SANITATION & RECYCLING MSW, LLC

LAURENS COUNTY LANDFILL, LLC

PONDEROSA LANDCO, LLC

RED ROCK DISPOSAL, LLC

SAFEGUARD LANDFILL MANAGEMENT, LLC

SAMPSON COUNTY DISPOSAL, LLC

SOUTHEASTERN DISPOSAL, LLC

TRANSWASTE SERVICES, LLC

WASTE INDUSTRIES RENEWABLE ENERGY, LLC

WAKE COUNTY DISPOSAL, LLC

WAKE RECLAMATION, LLC

WASTE INDUSTRIES ATLANTA, LLC

WASTE INDUSTRIES OF DELAWARE, LLC

WASTE INDUSTRIES OF MARYLAND, LLC

WASTE INDUSTRIES OF PENNSYLVANIA, LLC

WASTE INDUSTRIES OF TENNESSEE, LLC

WASTE INDUSTRIES, LLC

WASTE SERVICES OF DECATUR, LLC

WI BURNT POPLAR TRANSFER, LLC

WI HIGH POINT LANDFILL, LLC

WI SHILOH LANDFILL, LLC

WI TAYLOR COUNTY DISPOSAL, LLC

WILMINGTON LANDCO, LLC

BESTWAY RECYCLING, INC.

SOIL SAFE, INC.

SOIL SAFE OF CALIFORNIA, INC.

CWV HOLDCO, INC.

COUNTY WASTE, LLC

COUNTY WASTE OF PENNSYLVANIA, LLC

COUNTY WASTE SOUTHWEST VIRGINIA, LLC

COUNTY WASTE FREDERICKSBURG, LLC

Signature Page to GFL Seventh Amended and Restated Credit Agreement

J&E RECYCLING, LLC

COUNTY RECYCLING, LLC

EARL HOLDINGS, LLC

MEAD HOLDINGS, LLC

COUNTY WASTE OF VIRGINIA, LLC

WEXFORD COUNTY LANDFILL, LLC

WEXFORD WATER TECHNOLOGIES, LLC

AMERICAN WASTE, INC.

AMERICAN WASTE TRANSFER STATION, LLC

HAZAR-BESTOS CORPORATION

NORTHERN A-1 INDUSTRIAL SERVICES, L.L.C.

EMA DEVELOPMENT, LLC

NORTHEASTERN ENVIRONMENTAL, LLC

SWD SPECIALTIES, LLC

NORTHEASTERN EXPLORATION, INC.

GFL SLIM JIM 2, LLC

GFL SLIM JIM 3, LLC

GFL SLIM JIM 4, LLC

GFL SLIM JIM 5, L.P., BY ITS GENERAL PARTNER

2779573 ONTARIO INC.

each as Guarantor

By:
Patrick Dovigi
President

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9	GFL ENVIRONMENTAL USA INC. as US Borrower and Guarantor

Attention: Chief Executive Officer	By:
Patrick Dovigi
Telecopier: 416-673-9380		President

Signature Page to GFL Seventh Amended and Restated Credit Agreement

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9	TOTTENHAM AIRFIELD CORPORATION INC. MOUNT ALBERT PIT INC. each as Guarantor

Attention: Chief Executive Officer	By:
John Bailey
Telecopier: 416-673-9380		President and Secretary
I have the authority to bind each of the above-listed corporations.

Signature Page to GFL Seventh Amended and Restated Credit Agreement

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9	NORTH ANDREWS EMPLOYMENT PARK, LLC SOUTH ANDREWS EMPLOYMENT PARK, LLC each as Guarantor

Attention: Chief Executive Officer	By:
Patrick Dovigi
Telecopier: 416-673-9380		Manager

Signature Page to GFL Seventh Amended and Restated Credit Agreement

Bank of Montreal	BANK OF MONTREAL
Administrative Agent Bank Services	as Administrative Agent
250 Yonge Street, 11th Floor
Toronto, Ontario M5B 2L7

Attention:	By:
Manager Administrative Agent		Name:
Bank Services		Title:

Telecopier: 416-598-6218

Signature Page to GFL Seventh Amended and Restated Credit Agreement

BMO Capital Markets		BANK OF MONTREAL
First Canadian Place		as a Lender, Swingline Lender, and Issuing Bank
100 King Street W, 5th Floor
Toronto ON M5X 1A1

Attention:	Sean Gallaway, Corporate Banking	By:
Name:
Email:	sean.gallaway@bmo.com	Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

BANK OF MONTREAL, CHICAGO
BRANCH, as Lender

By:
Name:
Title:

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA
Scotia Plaza	as a Lender
40 King Street West, 64th Floor
Toronto, Ontario, M5H 3Y2
By:
Attention: Vik Sidhu, Director Consumer, Industrial and Retail, Canada Corporate Banking	Name: Title:

Telecopier: 416-866-2010
Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

National Bank of Canada		NATIONAL BANK OF CANADA
The Exchange Tower		as a Lender
130 King Street West
Suite 3200
Toronto, ON M5X 1J9		By:
Name:
Attention:	Corporate Banking (Gil Herritt)	Title:

Telecopier:	416-869-6545 with a copy to 416-864-7878
Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

Canadian Imperial Bank of Commerce		CANADIAN IMPERIAL BANK OF COMMERCE
161 Bay Street, 8th Floor		as a Lender
Toronto, Ontario
M5J 2S8

Attention:	Stephen Redding	By:
Name:
Telecopier:	416-956-3810	Title:

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

The Toronto-Dominion Bank		THE TORONTO-DOMINION BANK
66 Wellington Street		as a Lender
Toronto, Ontario
M5K 1A2

Attention:	Sanup Gupta	By:
Name:
Telecopier:	416-308-4481	Title:

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

JPMorgan Chase Bank, N.A., Toronto Branch		JPMORGAN CHASE BANK, N.A.,
66 Wellington Street West, Suite 4500		TORONTO BRANCH
Toronto, ON		as a Lender
M5K 1E7

Attention:	Jeffrey S. Coleman	By:
Name:
Telecopier:	416-981-9278	Title:

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

Barclays Bank PLC		BARCLAYS BANK PLC
745 Seventh Avenue, 8th Floor		as a Lender
New York, NY
10019

Attention:	Philip Naber	By:
Name:
Telecopier:	212-526-7375	Title:

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

RBC Capital Markets		ROYAL BANK OF CANADA
200 Bay Street, 4th Floor, South Tower		as a Lender
Toronto, ON M5J 2W7

Attention:	Chris Cowan	By:
Name:
Telecopier:	416-842-5320	Title:

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

Goldman Sachs Lending Partners LLC		GOLDMAN SACHS LENDING PARTNERS LLC
200 West St, 7th Floor		as a Lender
New York, NY 10282

Attention:	Ryan Durkin	By:
Name:
Telecopier:	1-917-977-4075	Title:
Email:	ryan.durkin@gs.com

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

ATB Financial		ATB FINANCIAL
West Tower, Eighth Avenue Place		as a Lender
600, 585 8th Avenue SW
Calgary, AB T2P 1G1

Attention:	Amish Patel	By:
Name:
Telecopier:	1-403-974-5191	Title:
Email:	amishpatel@atb.com

Name:
Title:

Signature Page to GFL Seventh Amended and Restated Credit Agreement

SCHEDULE 3.2 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 3.2

NOTICE OF BORROWING

FACILITY A CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention:	Manager, Administrative Agent Bank Services
Telecopier:	416-598-6218

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:

1.             give you notice, irrevocably, that the undersigned Canadian Borrower hereby requests a Borrowing under the Facility A Credit under the Credit Agreement, in the aggregate amount of C$ _____________________ and/or of US$ __________________________ to be made on ______________________, ____, consisting of:

(a)            C$_______________________ by way of Canadian Rate Advances;

~~(b)            C$_______________________ by way of Acceptances and we hereby select the Bankers’ Acceptances or BA Equivalent Advances shall mature on ______________________, ___________________;~~

(b)            C$_______________________ by way of Daily Compounded CORRA Advance with an Interest Period of [one] [three] month[s];

(c)            C$_______________________ by way of Term CORRA Advance with an Interest Period of [one] [three] month[s];

-S1-

~~(c~~(d)      US$___________________ by way of US Base Rate Advances; and

(~~d~~e)       US$___________________ by way of SOFR Advances and we hereby select an initial Interest Period of  ~~______________~~ [one] [three] [six] month[s] in respect of each SOFR Loan Portion;

2.             confirm that the Lenders are to make the Borrowing available in accordance with Article 3 (except Section 3.9) of the Credit Agreement.

3.            confirm that the Group, immediately after giving effect to the Facility A Advance referred to herein, will be in compliance with any applicable trust indenture governing High Yield Notes and the Term Loan Agreement.

4.            confirm that as at the end of its most recently completed fiscal quarter, the Canadian Borrower was in compliance with the Financial Covenants in Section 14.2.1 of the Credit Agreement.

5.             confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, ________.

Yours truly,

GFL ENVIRONMENTAL INC.

By:

Authorized Signing Officer

-S2-

SCHEDULE 3.8 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 3.8

NOTICE OF CONVERSION

FACILITY A CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention:	Manager, Administrative Agent Bank Services
Telecopier:	416-598-6218

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:

1.             give you notice, irrevocably, that the undersigned Canadian Borrower hereby requests a Conversion Advance under the Facility A Credit under the Credit Agreement to be made on _____________________, ______, the aggregate Conversion Advances to be as follows:

Converted Advance

(state details of part of Loan to be converted)

USDollars/CDollars__

Outstanding as:_____

Conversion Advance

(a)        Canadian Rate Advances in CDollars;

(b)       ~~Bankers’ Acceptances~~ Daily Compounded CORRA Advance in CDollars and we hereby select ~~the Bankers’ Acceptances or BA Equivalent Advances shall mature on _________________, ______~~an Interest Period of [one] [three] month[s]

-S3-

(insert Canadian Rate Advances, US Base Rate Advances, ~~[LIBO Rate Advances,] 1SOFR~~Daily Compounded CORRA Advances, ~~Bankers’ Acceptances or BA Equivalent~~ Term CORRA Advances or SOFR Advances)

(c)            Term CORRA Advance in CDollars and we hereby select an Interest Period of [one] [three] month[s]

~~(c~~(d)    US Base Rate Advances in USDollars;

(~~d~~e)     SOFR Advances in USDollars and we hereby select an initial Interest Period of ~~_______ months~~ [one] [three] [six] month[s] in respect of each SOFR Loan Portion;

2.             confirm that the Lenders are to make the Conversion Advance in accordance with the Credit Agreement.

We hereby confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, ________.

Yours truly,

GFL ENVIRONMENTAL INC.

By:
Authorized Signing Officer

~~[1]~~	~~All LIBO Rate Advances must be converted at the end of their current Interest Period in accordance with the first amending agreement dated as of May 27, 2022~~

-S4-

SCHEDULE 3.10.2 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 3.10.2

ACCORDION NOTICE

FACILITY A CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention:	Manager, Administrative Agent Bank Services
Telecopier:	416-598-6218

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby request that the existing amount of the Facility A Credit be increased by an aggregate amount of C$■ (the “Facility A Credit Increase”).

1.             The Canadian Borrower wishes the Facility A Credit Increase be provided by:

(a)            ___________________[insert name of other Schedule I or II Bank] as to the amount of $___________________; or

(b)            the Lenders in accordance with their Facility A Participation as to the amount of $___________________.

2.              This Accordion Notice is delivered pursuant to Section 3.10 of the Credit Agreement.

3.             The Canadian Borrower confirms that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

-S5-

Dated: ___________________________, ________.

Yours truly,

GFL ENVIRONMENTAL INC.

By:

Authorized Signing Officer

-S6-

SCHEDULE 5.2 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 5.2

NOTICE OF BORROWING

FACILITY C CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

111 W Monroe, 17W

Chicago, IL 60603

Attention:	Agency US Servicing
Telecopier:	312-461-3458
Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:

1.             give you notice, irrevocably, that the undersigned US Borrower hereby requests a Borrowing under the Facility C Credit under the Credit Agreement, in the aggregate amount of US$__________________________ to be made on _________________________, ____, consisting of:

(a)	US$_______________________ by way of US Prime Rate Advances; and

(b)	US$ _______________________ by way of SOFR Advances and we hereby select an initial Interest Period of ~~______________~~ [one] [three] [six] month[s] in respect of each SOFR Loan Portion;

2.             confirm that the Lenders are to make the Borrowing available in accordance with Article 5 of the Credit Agreement;

3.            confirm that the Group, immediately after giving effect to the Facility C Advance referred to herein, will be in compliance with any applicable trust indenture governing High Yield Notes and the Term Loan Agreement;

-S7-

4.             confirm that as at the end of its most recently completed fiscal quarter, the Canadian Borrower was in compliance with the Financial Covenants in Section 14.2.1 of the Credit Agreement; and

5.             confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, ________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:

Authorized Signing Officer

-S8-

SCHEDULE 5.6 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 5.6

NOTICE OF CONVERSION

FACILITY C CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

111 W Monroe, 17W

Chicago, IL 60603

Attention:	Agency US Servicing
Telecopier:	312-461-3458
Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:

1.            give you notice, irrevocably, that the undersigned US Borrower hereby requests a Conversion Advance under the Facility C Credit under the Credit Agreement to be made on _____________________, ______, the aggregate Conversion Advances to be as follows:

Converted Advance

(state details of part of Loan to be converted)

USDollars: _________________

Outstanding as: _____________________

Conversion Advance

(a)            US Base Rate Advances in USDollars; or

(b)            SOFR Advances in USDollars and we hereby select an initial Interest Period of ~~_______ months~~ [one] [three] [six] month[s] in respect of each SOFR Loan Portion

-S9-

(insert US Base Rate Advances ~~and [LIBO Rate Advances]2~~ or SOFR Advances)

2.             confirm that the Lenders are to make the Conversion Advance in accordance with the Credit Agreement.

We hereby confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, ________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:
Authorized Signing Officer

~~[2]~~	~~All LIBO Rate Advances must be converted at the end of their current Interest Period in accordance with the first amending agreement dated as of May 27, 2022~~

-S10-

SCHEDULE 6.2 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 6.2

NOTICE OF BORROWING

FACILITY D CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

111 W Monroe, 17W

Chicago, IL 60603

Attention:	Agency US Servicing
Telecopier:	312-461-3458
Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:

1.             give you notice, irrevocably, that the undersigned US Borrower hereby requests a Borrowing under the Facility D Credit under the Credit Agreement, in the aggregate amount of US$__________________________ to be made on _________________________, ____, consisting of:

(a)	US$_______________________ by way of US Prime Rate Advances; and

(b)	US$ _______________________ by way of SOFR Advances and we hereby select an initial Interest Period of ~~______________~~ [one] [three] [six] month[s] in respect of each SOFR Loan Portion;

2.             confirm that the Lenders are to make the Borrowing available in accordance with Article 5 of the Credit Agreement;

3.            confirm that the Group, immediately after giving effect to the Facility D Advance referred to herein, will be in compliance with any applicable trust indenture governing High Yield Notes and the Term Loan Agreement;

-S11-

4.             confirm as at the end of its most recently completed fiscal quarter, the Canadian Borrower was in compliance with the Financial Covenants in Section 14.2.1 of the Credit Agreement; and

5.             confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, ________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:

Authorized Signing Officer

-S12-

SCHEDULE 6.6 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 6.6

NOTICE OF CONVERSION

FACILITY D CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

111 W Monroe, 17W

Chicago, IL 60603

Attention:	Agency US Servicing
Telecopier:	312-461-3458
Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:

1.            give you notice, irrevocably, that the undersigned US Borrower hereby requests a Conversion Advance under the Facility D Credit under the Credit Agreement to be made on _____________________, ______, the aggregate Conversion Advances to be as follows:

Converted Advance

(state details of part of Loan to be converted)

USDollars: _________________

Outstanding as: _____________________

Conversion Advance

(c)            US Prime Rate Advances in USDollars; or

(d)            SOFR Advances in USDollars and we hereby select an initial Interest Period of ~~_______ months~~ [one] [three] [six] month[s] in respect of each SOFR Loan Portion

-S13-

(insert US Prime Rate Advances ~~and [LIBO Rate Advances]3~~ or SOFR Advances)

2.             confirm that the Lenders are to make the Conversion Advance in accordance with the Credit Agreement.

We hereby confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, ________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:
Authorized Signing Officer

~~[3]~~	~~All LIBO Rate Advances must be converted at the end of their current Interest Period in accordance with the first amending agreement dated as of May 27, 2022~~

-S14-

SCHEDULE ~~7.2~~ 8.2 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

~~SCHEDULE 7.2~~

~~NOTICE OF BORROWING~~

~~FACILITY E CREDIT~~

~~TO:~~	~~BANK OF MONTREAL, as Administrative Agent~~

~~Administrative Agent Bank Services~~

~~250 Yonge Street, 11th Floor~~

~~Toronto, Ontario M5B 2L7~~

~~Attention:~~	~~Manager, Administrative Agent Bank Services~~
~~Telecopier~~:	~~416-598-6218~~

~~We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:~~

~~1.             give you notice, irrevocably, that the undersigned Canadian Borrower hereby requests a Borrowing under the Facility E Credit under the Credit Agreement, in the aggregate amount of C$___________________ to be made on _________________________, ____, consisting of:~~

~~(a)            C$_______________________ by way of Canadian Rate Advances; and~~

~~(b)       C$_______________________ by way of Acceptances and we hereby select the Bankers’ Acceptances or BA Equivalent Advances shall mature on ________________________, ___________.4~~

~~2.             confirm that the Lenders are to make the Borrowing available in accordance with Article 7 of the Credit Agreement.~~

~~4Note: Bankers’ Acceptance option is available only for Advances made concurrently with or following the Permitted Acquisition for which the Advance is requested.~~

-S15-

~~3.            confirm that the Group, immediately after giving effect to the Facility E Advance referred to herein, will be in compliance with any applicable trust indenture governing High Yield Notes and the Term Loan Agreement.~~

~~4.             confirm that as at the end of its most recently completed fiscal quarter, the Canadian Borrower was in compliance with the Financial Covenants in Section 14.2.1 of the Credit Agreement.~~

~~5.             confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.~~

~~The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.~~

~~Dated: ___________________________, ________.~~

~~Yours truly,~~

~~GFL ENVIRONMENTAL INC.~~

~~By:~~	

~~Authorized Signing Officer~~

~~SCHEDULE 7.6 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, AND SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS~~

~~SCHEDULE 7.6~~

~~NOTICE OF CONVERSION~~

~~FACILITY E CREDIT~~

~~TO:~~	~~BANK OF MONTREAL, as Administrative Agent~~

~~Administrative Agent Bank Services~~

~~250 Yonge Street, 11th Floor~~

~~Toronto, Ontario M5B 2L7~~

~~Attention:~~	~~Manager, Administrative Agent Bank Services~~
~~Telecopier~~:	~~416-598-6218~~

-S16-

~~We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby:~~

~~1.             give you notice, irrevocably, that the undersigned Canadian Borrower hereby requests a Conversion Advance under the Facility E Credit under the Credit Agreement to be made on _____________________, ______, the aggregate Conversion Advances to be as follows:~~

~~Converted Advance~~

~~(state details of part of Loan to be converted)~~

~~CDollars____~~

~~Outstanding as:______~~

~~(insert Canadian Rate Advances, Bankers’ Acceptances or BA Equivalent Advances)~~

~~Conversion Advance~~

~~(a)            Canadian Rate Advances in CDollars;~~

~~(b)            Bankers’ Acceptances in CDollars and we hereby select the Bankers’ Acceptances or BA Equivalent Advances shall mature on ________________, ______~~

~~2.             confirm that the Lenders are to make the Conversion Advance in accordance with the Credit Agreement.~~

~~We hereby confirm that no Default or Event of Default has occurred and is continuing and, without limiting the generality of the foregoing, that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.~~

~~The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.~~

~~Dated: ___________________________, ________.~~

~~Yours truly,~~

~~GFL ENVIRONMENTAL INC.~~

~~By:~~	
~~Authorized Signing Officer~~

-S17-

~~SCHEDULE 8.2 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, AND SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS~~

SCHEDULE 8.2

NOTICE OF OPTIONAL REPAYMENT

FACILITY A CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent

Administrative Agent Bank Services

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention:	Manager, Administrative Agent Bank Services
Telecopier:	416-598-6218

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby give you notice, irrevocably, that the undersigned Canadian Borrower shall make an optional repayment under the Facility A Credit pursuant to the Credit Agreement on __________________, _______, in the aggregate amount of C$_______________ and/or of US$_______________.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________________, __________.

Yours truly,

GFL ENVIRONMENTAL INC.

By:
Authorized Signing Officer

-S18-

SCHEDULE 8.4 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 8.4

NOTICE OF OPTIONAL REPAYMENT
FACILITY C CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent Administrative Agent Bank Services
111 W Monroe, 17W Chicago, IL 60603
	Attention:	Agency US Servicing
	Telecopier:	312-461-3458
	Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby give you notice, irrevocably, that the undersigned US Borrower shall make an optional repayment under the Facility C Credit pursuant to the Credit Agreement on __________________________, ___________, in the aggregate amount of US$__________.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________, ___________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:
Authorized Signing Officer

-S19-

SCHEDULE 8.6 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 8.6

NOTICE OF OPTIONAL REPAYMENT
FACILITY D CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent Administrative Agent Bank Services
111 W Monroe, 17W Chicago, IL 60603
	Attention:	Agency US Servicing
	Telecopier:	312-461-3458
	Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby give you notice, irrevocably, that the undersigned US Borrower shall make an optional repayment under the Facility D Credit pursuant to the Credit Agreement on ___________________________, __________, in the aggregate amount of US$_______________.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________, ___________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:
Authorized Signing Officer

-S20-

SCHEDULE ~~8.2~~ 8.7(A) TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, ~~AMONG GFL ENVIRONMENTAL INC.~~THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 8.7~~NOTICE OF OPTIONAL REPAYMENTFACILITY E CREDIT~~(A)

~~TO:~~	~~BANK OF MONTREAL, as Administrative Agent Administrative Agent Bank Services~~
~~250 Yonge Street, 11th Floor~~
~~Toronto, Ontario M5B 2L7~~
	~~Attention:~~ 	~~Manager, Administrative Agent Bank Services~~
	~~Telecopier:~~ 	~~416-598-6218~~

~~We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby give you notice, irrevocably, that the undersigned Canadian Borrower shall make an optional repayment under the Facility E Credit pursuant to the Credit Agreement on _______________________, __________, in the aggregate amount of C$ _______________.~~

~~The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.~~

~~Dated: ___________________, ___________.~~

~~Yours truly,~~

~~GFL ENVIRONMENTAL INC.~~

~~By:~~	
~~Authorized Signing Officer~~

~~SCHEDULE 8.14(A) TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, AND SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS~~

-S21-

~~SCHEDULE 8.14(A)~~
NOTICE OF ROLLOVER
FACILITY A CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent Administrative Agent Bank Services
250 Yonge Street, 11th Floor Toronto, Ontario M5B 2L7
	Attention:	Manager, Administrative Agent Bank Services
	Telecopier:	416-598-6218

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, ~~as amended (~~the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby irrevocably request a rollover of outstanding credit under the Facility A Credit on _______________________, _____________, as follows:

~~Bankers’ Acceptances (or BA Rate Loans)~~Daily Compounded CORRA Loan		Term CORRA Loan		SOFR Loans

Maturity date of maturing Daily Compounded CORRA Loan		 		Maturity date of maturing SOFR Loan	____________

~~Bankers’ Acceptances or BA Rate Loans~~		Maturity date of maturing Term CORRA Loan

-S22-

Aggregate ~~face amount of maturing Bankers’ Acceptances or aggregate~~ principal	C$	Aggregate principal amount of Term CORRA Loan	C$	Aggregate principal amount of maturing SOFR Loan	U.S.$
amount of maturing ~~BA Rate Loans~~Daily Compounded CORRA Loan

Portion thereof to be replaced	C$	Portion thereof to be replaced	C$	Portion thereof to be replaced	U.S.$

~~Term of new Bankers’ Acceptances (or BA Rate Loans)~~ Interest Period of new Daily Compounded CORRA Loan	[one] [three] month[s]	Interest Period of new Term Loan	[one] [three] month[s]	Interest Period of new SOFR Loan	[one] [three] [six] month[s]

The undersigned hereby confirms that no Default or Event of Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such rollover, and that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

-S23-

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________, ___________.

Yours truly,

GFL ENVIRONMENTAL INC.

By:
Authorized Signing Officer

-S24-

SCHEDULE ~~8.14(C~~8.7(C) TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE ~~8.14(C~~8.7(C)
NOTICE OF ROLLOVER
FACILITY C CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent Administrative Agent Bank Services
111 W Monroe, 17W Chicago, IL 60603
	Attention:	Agency US Servicing
	Telecopier:	312-461-3458
	Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, ~~as amended (~~the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby irrevocably request a rollover of outstanding credit under the Facility C Credit on ______________________________ , ______ , as follows:

SOFR Loans

Maturity date of maturing SOFR Loan

Aggregate principal amount of maturing SOFR Loan
U.S.$

Portion thereof to be replaced	U.S.$

Interest Period of new SOFR Loan

[one] [three] [six] month[s]

-S25-

The undersigned hereby confirms that no Default or Event of Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such rollover, and that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________, ___________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:
Authorized Signing Officer

-S26-

SCHEDULE ~~8.14(D~~8.7(D) TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE ~~8.14(D~~8.7(D)
NOTICE OF ROLLOVER
FACILITY D CREDIT

TO:	BANK OF MONTREAL, as Administrative Agent Administrative Agent Bank Services
111 W Monroe, 17W Chicago, IL 60603
	Attention:	Agency US Servicing
	Telecopier:	312-461-3458
	Email:	GFS.AgencyUS@bmo.com

We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended by the First Amendment dated as of May 27, 2022 , the Second Amendment dated as of January 11, 2023, the Third Amendment dated as of August 17, 2023, the Fourth Amendment dated as of December 29, 2023 and the Fifth Amendment dated as of June 4, 2024 (as may be further amended, the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby irrevocably request a rollover of outstanding credit under the Facility D Credit on _____________________, ______, as follows:

SOFR Loans

Maturity date of maturing SOFR Loan

Aggregate principal amount of maturing SOFR Loan
U.S.$

Portion thereof to be replaced	U.S.$

Interest Period of new SOFR Loan

[one] [three] [six] month[s]

-S27-

The undersigned hereby confirms that no Default or Event of Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such rollover, and that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.

The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.

Dated: ___________________, ___________.

Yours truly,

GFL ENVIRONMENTAL USA INC.

By:
Authorized Signing Officer

-S28-

~~SCHEDULE 8.14(E) TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, AND SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS~~

~~SCHEDULE 8.14(E)~~
~~NOTICE OF ROLLOVER~~
~~FACILITY E CREDIT~~

~~TO:~~	~~BANK OF MONTREAL, as Administrative Agent~~
~~Administrative Agent Bank Services~~

~~250 Yonge Street, 11th Floor~~

~~Toronto, Ontario M5B 2L7~~

~~Attention:~~ 	~~Manager, Administrative Agent Bank Services~~

~~Telecopier:~~ 	~~416-598-6218~~

~~We refer to the Seventh Amended And Restated Credit Agreement dated as of September 27, 2021, as amended (the “Credit Agreement”) among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, Bank of Montreal, as Administrative Agent, and the financial institutions named on the signature pages thereof, as Lenders and hereby irrevocably request a rollover of outstanding credit under the Facility A Credit on ___________________, ________, as follows:~~

~~Bankers’ Acceptances (or BA Rate Loans)~~

~~Maturity date of maturing~~

~~Bankers’ Acceptances or BA Rate Loans~~

~~Aggregate face amount of maturing Bankers’ Acceptances or aggregate principal amount of maturing BA Rate Loans~~	$

~~Portion thereof to be replaced~~	$

~~Term of new Bankers’ Acceptances (or BA Rate Loans)~~

-S29-

~~The undersigned hereby confirms that no Default or Event of Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such rollover, and that all representations and warranties set out in the Credit Agreement and the other Loan Documents are true and correct.~~

~~The expressions defined in the Credit Agreement shall have the same meaning when used herein as that assigned to them in the Credit Agreement.~~

~~Dated: ___________________, ___________.~~

~~Yours truly,~~

~~GFL ENVIRONMENTAL INC.~~

~~By:~~	
~~Authorized Signing Officer~~

SCHEDULE 12.1 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

-S30-

SCHEDULE 12.1
AGENT’S ACCOUNTS

PAYMENT/WIRE TRANSFER INSTRUCTIONS FOR CANADIAN BORROWER:

-S31-

US$ Payment Instructions:

INTERMEDIARY BANK

PAYMENT/WIRE TRANSFER INSTRUCTIONS FOR US BORROWER:

-S32-

SCHEDULE 14.1.2.3 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 14.1.2.3

FORM OF CERTIFICATE OF COMPLIANCE

Bank of Montreal, as Administrative Agent

100 King Street West, 4th Floor

Toronto, Ontario M5X 1A1

Attention:               Deal Specialist, Administrative Agent Bank Services

I, the undersigned being the duly appointed [chief financial officer or other Responsible Officer] of GFL Environmental Inc. (the “Canadian Borrower”), do hereby certify to the Lenders, solely in such capacity and without personal liability, that:

1.	This certificate is delivered pursuant to a Seventh Amended and Restated Credit Agreement dated as of September 27, 2021, as amended, between the Canadian Borrower, as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, the Lenders party thereto, as lenders and Bank of Montreal, as agent (such credit agreement as heretofore amended, supplemented, replaced, restated or otherwise modified, the “Credit Agreement”). Unless otherwise defined herein, all capitalized terms appearing in this certificate (including its Schedule I) which are defined in the Credit Agreement, shall have the meaning assigned to such terms in the Credit Agreement;

2.	I am familiar with and have examined the provisions of the Credit Agreement (including, without limitation, the financial covenant and ratios set forth in Section 14.2 of the Credit Agreement and representations, warranties and other covenants set forth in the Credit Agreement), and I have made all appropriate investigations of the records of the Canadian Borrower, the US Borrower, and the Guarantors and have asked all questions to the other executives and officers of the Canadian Borrower, the US Borrower and the Guarantors as I have deemed necessary or useful to allow me to give this certificate knowledgeably;

3.	Based on the foregoing, I hereby certify, for and on behalf of the Group, that the following (on a consolidated basis) are true and correct and have been made in accordance with the Credit Agreement;

4.	The period to which the following calculations and details relate commenced on _______________________ and ended on ____________________ (the “Reference Period”):

-S33-

5.	Leverage Ratio and Interest Coverage Ratio (Applicable Margin and Section 14.2.1 of the Credit Agreement):

The Applicable Margin shall be established on a Pricing Date based on the Leverage Ratio as of the end of the most recently completed fiscal quarter or Fiscal Year. I hereby certify, for and on behalf of the Group, not in my personal capacity and without personal liability, to the Lenders and the Administrative Agent that:

(a)	the Leverage Ratio on the last day of the Reference Period was ◻:1.00, as more fully set out on Schedule I hereto;

(b)	the Interest Coverage Ratio on the last day of the Reference Period was ◻:1.00, as more fully set out on Schedule II hereto; and

(c)	the Group is in compliance with Section 14.2.1 of the Credit Agreement.

6.	To the best of my knowledge, I certify, for and on behalf of the Group, not in my personal capacity and without personal liability, after reasonable enquiry, that each member of the Group is in compliance with its covenants in Article 14 of the Credit Agreement as of the date hereof and that all representations and warranties of the Obligors set out in the Credit Agreement and in any other Loan Documents are true and correct as of the date hereof.

7.	I hereby certify, for and on behalf of the Group, not in my personal capacity and without personal liability, that I have no knowledge of any Default or Event of Default that occurred and is continuing under the Credit Agreement.

8.	[The consolidated financial statements of the Canadian Borrower for the financial quarter most recently ended are delivered to the Administrative Agent together with this Certificate in accordance with the Credit Agreement. Such non-audited consolidated financial statements of the Canadian Borrower and the related statements of income and retained earnings and of cash flows of the Canadian Borrower, present fairly and in all material respects the financial condition of the Canadian Borrower as at the date of such financial statements and the results of the operations of the Canadian Borrower for the period covered by such financial statements, all in accordance with Applicable Accounting Principles consistently applied (subject to normal year end adjustments and lack of footnote disclosure in the case of interim financial statements)]

or

[The audited consolidated financial statements of the Canadian Borrower for the fiscal year most recently ended are delivered to the Administrative Agent together with this Certificate in accordance with the Credit Agreement. Such audited consolidated financial statements of the Canadian Borrower and the related statements of income and retained earnings and of cash flows of the Canadian Borrower, present fairly and in all material respects the financial condition of the Canadian Borrower as at the date of such financial statements and the results of the operations of the Canadian Borrower for the period covered by such financial statements, all in accordance with Applicable Accounting Principles consistently applied.]

-S34-

9.	I hereby certify, for and on behalf of the Canadian Borrower, not in my personal capacity and without personal liability, that the information and disclosures provided in all of the schedules, as previously updated or corrected, are true and complete in all respects [or will be true and complete in all respects once updated in accordance with a schedule hereto].

10.	I hereby certify, for and on behalf of the Canadian Borrower, not in my personal capacity and without personal liability, that no Indebtedness of any member of the Group exists other than Indebtedness permitted under Section 14.3.1.

11.	Attached hereto as Schedule III is a calculation of Adjusted EBITDA for the rolling four-quarter period ending on the fiscal quarter for which this certificate is being delivered;

12.	Attached hereto as Schedule IV are (a) an internally prepared management summary of pro forma adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements; and (b) a management’s discussion and analysis;] OR [No management summary of pro forma adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements or (b) a management’s discussion and analysis has been delivered under the Term Loan Agreement;

13.	[Attached hereto as Schedule V is a list of each Subsidiary of the Canadian Borrower that identifies each Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary as of the date of delivery of this certificate] OR [I hereby certify, for and on behalf of the Canadian Borrower, not in my personal capacity and without personal liability, that that there is no change in the list of Subsidiaries which are Restricted Subsidiaries or Unrestricted Subsidiaries since the later of the Closing Date and the date of the last such list or other disclosure of such information to the Administrative Agent]

Dated at Toronto, Ontario, this ______day of _________________, ____.

GFL ENVIRONMENTAL INC.

Per:

Name:

Title:

-S35-

SCHEDULE I

TO SCHEDULE 14.1.2.3

DETAILED CALCULATION OF LEVERAGE RATIO

Adjusted EBITDA (see Schedule III) $___________________

Total Net Funded Debt $___________________

Detailed Calculation of Total Net Funded Debt:

Leverage Ratio: ___________________

-S36-

SCHEDULE II
TO SCHEDULE 14.1.2.3

DETAILED CALCULATION OF INTEREST COVERAGE RATIO

Adjusted EBITDA (see Schedule III) $___________________

Consolidated Interest Expense $___________________

Detailed calculation of Consolidated Interest Expense:

Interest Coverage Ratio: ___________________

-S37-

SCHEDULE III

TO SCHEDULE 14.1.2.3

DETAILED CALCULATION OF ADJUSTED EBITDA

-S38-

SCHEDULE IV

TO SCHEDULE 14.1.2.3

MANAGEMENT SUMMARY OF PRO FORMA ADJUSTMENTS

-S39-

SCHEDULE V
TO SCHEDULE 14.1.2.3

LIST OF SUBSIDIARIES

-S40-

SCHEDULE 15.1 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 15.1
SECURITY DOCUMENTS

-	a security agreement executed according to the laws of the jurisdiction as the Administrative Agent may elect, in favour of the Administrative Agent and charging all of such Obligor’s present and future personal property, other than Excluded Assets;

-	Guarantees of each of the Obligors;

-	a mortgage or debenture in favour of the Administrative Agent and charging all of such Obligor’s present and future Material Real Property in accordance with Section 15.3 of the Credit Agreement;

-	an assignment, postponement and subordination of shareholder loans, if any;

-	an assignment of insurance proceeds;

-	pledge of all the Equity Interests of a Person held by such Obligor, other than any preferred stock issued by GFL Holdco (US), LLC;

-	environmental indemnity agreement;

-	Canadian intellectual property security agreement; and

-	U.S. trademark security agreement.

-S41-

SCHEDULE 23.1 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 23.1
ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended and restated, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

-S42-

[and is an Affiliate/Approved Fund of [identify Lender]]

3.	Borrower: [GFL ENVIRONMENTAL INC. / GFL ENVIRONMENTAL USA INC.]

4.             Administrative Agent: BANK OF MONTREAL, as the administrative agent under the Credit Agreement

5.             Credit Agreement: ~~SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022~~ Seventh Amended And Restated Credit Agreement dated as of September 27, 2021 as amended by First Amendment Dated as of May 27, 2022, Second Amendment dated as of January 11, 2023, Third Amendment dated as of August 17, 2023, Fourth Amendment dated as of December 29, 2023 and Fifth Amendment dated as of June 4, 2024 among GFL Environmental Inc., as Canadian Borrower, GFL Environmental USA Inc., as US Borrower, the Lenders parties thereto, Bank of Montreal, as Administrative Agent, and the other agents parties thereto.

6.	Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans	CUSIP Number
	$	$	%
	$	$	%
	$	$	%

7.	[Trade Date: __________________________________]

Effective Date: __________, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Title:

-S43-

[Consented to and] Accepted:

BANK OF MONTREAL, as Administrative Agent

By
Title:

[Consented to:]

GFL ENVIRONMENTAL INC.

By
Title:

-S44-

ANNEX 1 to Assignment and Assumption

[_________________________]

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties

Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Canadian Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Canadian Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 13.1.2 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

Payments

From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

-S45-

General Provisions

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

-S46-

SCHEDULE 24.19.3 TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 27, 2021 AS AMENDED BY FIRST AMENDMENT DATED AS OF MAY 27, 2022, ~~AND~~ SECOND AMENDMENT DATED AS OF JANUARY 11, 2023, THIRD AMENDMENT DATED AS OF AUGUST 17, 2023, FOURTH AMENDMENT DATED AS OF DECEMBER 29, 2023 AND FIFTH AMENDMENT DATED AS OF JUNE 4, 2024, AMONG GFL ENVIRONMENTAL INC., AS CANADIAN BORROWER, GFL ENVIRONMENTAL USA INC., AS US BORROWER, CERTAIN AFFILIATES OF THE CANADIAN BORROWER, AS GUARANTORS, BANK OF MONTREAL, AS ADMINISTRATIVE AGENT, AND THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES THEREOF, AS LENDERS

SCHEDULE 24.19.3

LOAN MARKET DATA TEMPLATE

Recommended Data Fields - At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location	Date	Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Financial Covenants	Term Out Option
Expiration Date
	Target Company	Facility Signing Date
Measurement of Risk*	Assignment Language	Pricing
S&P Sr. Debt	Applicable Law Firms	Base
S&P Issuer	MAC Clause	Rate(s)/Spread(s)/BA/Adjusted
Moody’s Sr. Debt	Springing lien	Term SOFR
Moody’s Issuer	Cash Dominion	Initial Pricing Level
Fitch Sr. Debt	Mandatory Prepays	Pricing Grid (tied to, levels)
Fitch Issuer	Restrc’d Payments (Neg Covs)	Grid Effective Date
S&P Implied	Other Restrictions	Fees
(internal assessment)		Participation Fee (tiered also)
DBRS
Other Ratings		Commitment Fee
*Industry Classification
Moody’s Industry		Annual Fee
S&P Industry		Utilization Fee
the Parent		LC Fee(s)
BA Fee
Financial Ratios		Prepayment Fee

Other Fees to Market
Security
Secured/Unsecured
Collateral and Seniority of Claim
Collateral Value
Guarantors
Lenders Names/Titles
Lender Commitment(s)
Committed/Uncommitted
Distribution method
Amortization Schedule
Borrowing Base/Advance Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)
S&P Bank Loan
Moody’s Bank Loan
Fitch Bank Loan
DBRS
Other Ratings

* These items would be considered useful to capture from an analytical perspective

-S47-